

Making Our Mark:

Growing big by staying small.

2025
Annual Report

NB Bancorp, Inc.

2025 SNAPSHOT



+11%
ORGANIC CORE DEPOSIT GROWTH

+10%
ORGANIC LOAN GROWTH

$7.0B
ASSETS

+36%
NON-INTEREST FEE INCOME

+22%
NET INTEREST INCOME

3.79%
INTEREST MARGIN

$859M
CAPITAL

$2.6M
ANNUAL GIVING

BOSTON BUSINESS JOURNAL
2025
CORPORATE CITIZENSHIP AWARD

6,000+
VOLUNTEER HOURS



A MESSAGE FROM
Joseph P. Campanelli | Chairman, President & CEO

Dear Shareholders, Colleagues, Neighbors, and Friends:

I am pleased to report that in 2025, NB Bancorp, Inc. continued to execute on our strategic priorities, culminating in consistent growth in market share in addition to the successful acquisition and conversion of BankProv. This important milestone marked a significant expansion of our physical reach, with Needham Bank now operating 18 branches and 26 ATMs across Massachusetts and Southern New Hampshire.

The transition for BankProv customers to Needham Bank's systems was seamless, supported by the retention of many familiar employees who continue to deliver the personal, local service our communities value. We were especially pleased to welcome Joseph Reilly, former CEO of Bank-Prov, to our Board of Directors, strengthening our governance team.

The acquisition boosts our market position by expanding services and realizing operational synergies while preserving our commitment to relationship-based banking and driving continued growth. We are in our second year as a public company, and the acquisition marks a significant opportunity as we continue to execute our long-term strategic plan for building a better future for our customers, colleagues, and communities.



BankProv Acquisition by the Numbers

$1.42B	$1.23B	$1.13B
IN ASSETS	**IN LOANS**	**IN DEPOSITS**

Our company delivered outstanding customer service and strengthened relationships to position ourselves as the primary financial partner for a growing number of new customers. Despite economic headwinds, we grew our market share in every community we serve. Our branches have outgrown their markets by more than five times over the past two years while meeting all significant financial metrics. By year-end, total assets rose by 36% to $7.01 billion, and we supported a record number of small and medium-sized businesses, increasing net loans by 37%. Asset quality remained strong, with low delinquencies, charge-offs, and nonperforming loans, reflecting disciplined underwriting and prudent risk management.

We continued to strengthen our operations and technology by enhancing processes, upgrading to state-of-the-art digital banking platforms, implementing automation, and advancing IT systems to increase efficiency and scalability. We developed innovative financial products and services like eWallets, advanced lending offerings, and credit cards, as well as entered new markets and further enhanced our brand awareness and net promoter scores.

Total Assets
(IN THOUSANDS)

$8,000,000			
$7,000,000			
$6,000,000			
$5,000,000			
$4,000,000			
$3,000,000			
$2,000,000			
$1,000,000			
$0	2022	2023	2024	2025

Total Loans
(IN THOUSANDS)

$7,000,000			
$6,000,000			
$5,000,000			
$4,000,000			
$3,000,000			
$2,000,000			
$1,000,000			
$0	2022	2023	2024	2025

NB

THE PRESERVE SPORTING CLUB
Richmond, RI



" *Why did I choose Needham Bank? I chose a bank that could grow with me. As our business has grown exponentially, they've continued to meet our needs and expectations.* "

Paul Mihailides | Founder & Chairman



BOYS & GIRLS CLUBS OF BOSTON
Boston, MA

> *"When you invest in Needham Bank, you're investing in communities. It takes a partner that is of and for those communities—one that shows up and steps up. When that partnership comes together, great things happen.*
>
> **Robert Lewis, Jr.** | Nicholas President & CEO

Total Deposits
(IN THOUSANDS)



In a competitive environment, our strategy continues to prove successful—core deposits increased by 37% to $5.30 billion over the past year and, excluding our acquisition, core deposits grew organically by more than 11%. Our comprehensive suite of cash management products, fraud prevention tools, and low-fee structure, all delivered with outstanding customer service across multiple channels, continues to attract a record number of new relationships to Needham Bank.

In 2025, Needham Bank continued to advance our risk maturity, maintaining strong regulatory ratings while further enhancing our risk management framework and disciplined risk appetite. Accordingly, we are pleased to announce the appointment of Colleen Lynch as Chief Risk Officer, succeeding Peter Bakkala following his retirement.

Colleen has extensive experience in legal advisory, risk, and compliance. Prior to joining us, she was Vice President of Global Compliance at BlueSnap, Inc., overseeing global payments regulation, legal, compliance, and risk functions, and managing banking relationships. Previously, she was Risk Manager for M&A and a Consumer Compliance Department Manager at the Federal Reserve Bank of Boston.

Continuing our buildout of a highly talented executive management team, Matthew Richardson joined Needham Bank as Executive Vice President of Treasury & Cash Management Services. As a widely recognized industry expert, Matt brings more than 35 years of financial and treasury and cash management services experience.

Balance Sheet Management and Capital Position

Our disciplined approach to balance sheet management enabled us to maintain low interest rate and liquidity risk while sustaining a healthy net interest margin of 3.79%. The balance sheet is well positioned to withstand the current interest rate environment and navigate heightened uncertainty associated with changes in U.S. fiscal policy and global geopolitical risks. We were proud to be nationally ranked in the top 20 in S&P Global Market Intelligence's most recent report of Best-Performing U.S. Community Banks, where banks are ranked based on returns, growth, funding, and balance sheet strength.

At the end of 2025, NB Bancorp, Inc.'s total risk-based capital ratio stood at 14.0%, placing us among the best-capitalized holding companies in New England. Strong operating net income of $66.2 million and operating diluted earnings per share of $1.76 demonstrated our ability to generate internal capital in support of ongoing market share growth. Given our continued strong earnings momentum through 2025, we completed two stock repur-



Net Interest Income
(IN THOUSANDS)

chase plans (approximately 10% of shares outstanding) during 2025 and instituted a quarterly dividend.

Operational Excellence and Capabilities

At Needham Bank, we set ourselves apart with a community-focused banking model that blends the breadth of product and technological capabilities of a large institution with the accessibility and local decision-making of a smaller bank. We have made significant investments in digital banking, automation, and cybersecurity while continuing to modernize legacy systems to support advanced analyt-

NB TUSCAN BRANDS
Salem, NH

We were at a point where we had outgrown our lender, and Joe and his team stepped in with a plan designed to grow with us. Tuscan Brands Hospitality isn't conventional, and Needham Bank understands that, offering products and services that truly support how we operate and expand.

Joe Faro | Founder & CEO



SAMUELS & ASSOCIATES HOLDINGS
Boston, MA

> *Needham Bank has become the heart of our banking relationships. Their team understands our business, anticipates our needs, and consistently delivers thoughtful solutions that help us move forward with confidence.*

Steven B. Samuels | Founder & Chairman

ics and AI integration. Our strategic diversification spans new asset classes and markets, including commercial and industrial, commercial real estate, consumer lending, and private banking/wealth management, as well as the expansion of business credit cards, consumer payments, and treasury and cash management services.

We prioritize talent acquisition, development, and retention to foster internal growth and engagement through robust training and thoughtful succession planning. We take equal pride in improving the customer experience with streamlined onboarding, expanded CRM and digital tools, and a focus on integrated payment solutions in order to outperform competitors—all underpinned by regulatory responsiveness and disciplined execution.

DIESEL EQUIPMENT, INC.
Seabrook, NH



> *Since the transition to Needham Bank at the Seabrook location, it's remained the same friendly branch. The team I work with makes me feel valued and shows that they truly know and care about my business.*

Gregg Fowler | President/Owner

Commitment to the Community



2025
ANNUAL GIVING

$520,445

$2,049,360

■ Bank Sponsorships   ■ Charitable Foundation Contributions

housing, health and human services, arts and education, and community development across our market. Through charitable contributions, leadership, and volunteerism, we are passionate about improving quality of life within the communities we serve.

Widely known as the Builder's Bank, Needham Bank continues to play a vital role in addressing key market challenges including the creation of affordable housing, providing capital to support small businesses and banking services that help people build their dreams both personally and professionally.

On behalf of the Board of Directors and all members of Needham Bank, we extend our sincere gratitude for your continued trust and support, which continue to build lasting value for our customers, communities, and shareholders.

In 2025, Needham Bank, the Needham Bank Charitable Foundation, and the Provident Community Charitable Organization (established by BankProv) contributed more than $2.6 million to local nonprofits, and our team members volunteered thousands of hours in support of community activities. The Foundation continues to advance affordable

Joseph P. Campanelli
Chairman, President & CEO

THE PETTENGILL HOUSE, INC.
Amesbury/Salisbury, MA

It's been a great relationship built on more than transactions—it's a true partnership. Their guidance, responsiveness, and ongoing charitable support have made a meaningful difference for our organization.

Tiffany Nigro, LSW | Executive Director

BOARD OF DIRECTORS



JOSEPH CAMPANELLI
Chairman, President &
Chief Executive Officer
Needham Bank &
NB Bancorp, Inc.



FRANCIS ORFANELLO
Operating Partner
One Rock Capital Partners
Lead Independent Director
NB Bancorp, Inc.



PAUL J. AYOUB
Chair
Nutter, McClennen
& Fish LLP



WILLIAM DARCEY
President &
Chief Executive Officer
Provider Insurance Group



SUSAN ELLIOTT
Retired Executive
Vice President
Federal Home Loan
Bank of Boston



ANGELA JACKSON
Chief Executive Officer
Future Forward Strategies



CHRISTOPHER LYNCH
President
Marshall Resources



KENNETH MONTGOMERY
Retired First Vice President
& Chief Operating Officer
Federal Reserve Bank of
Boston



JOSEPH R. NOLAN, JR.
Chairman, President &
Chief Executive Officer
Eversource Energy



HOPE PASCUCCI
President & Principal
Rose Grove Capital
Management, LLC



JOSEPH REILLY
Retired Chief Executive
Officer
BankProv



RAZA SHAIKH
Managing Director
Launchpad Venture Group



MARK WHALEN
Retired Chief Executive Officer
Needham Bank

EXECUTIVE LEADERSHIP



JOSEPH CAMPANELLI
Chairman, President &
Chief Executive Officer



CHRISTINE ROBERTS
Senior Executive Vice President
Chief Operating Officer



JP LAPOINTE
Senior Executive Vice President
Chief Financial Officer

SENIOR LEADERSHIP

JAMES DALEY
Executive Vice President
Director of C&I Banking

PAUL EVANGELISTA
Executive Vice President
Director of Consumer Lending
& Payments

KEVIN HENKIN
Executive Vice President
Chief Credit Officer

STEPHANIE MAIONA
Executive Vice President
Director of CRE Banking

MATTHEW RICHARDSON
Executive Vice President
Treasury & Cash Management
Services

JIM WHITE
Executive Vice President
Chief Administrative Officer

KATHLEEN BARRETT
Senior Vice President
Chief Marketing Officer

CORY CHAMBERLAIN
Senior Vice President
Chief Data Officer

ASHLEY CHASE
Senior Vice President
Director of Accounting

JEREMY DOAN
Senior Vice President
Director of Mortgage
Warehouse Lending

JAMES DOWLING
Senior Vice President
Director of Finance

LINDA FARLEY
Senior Vice President
Chief Human Resources Officer

JILLIAN LANDI
Senior Vice President
Director of Transformation

COLLEEN LYNCH
Senior Vice President
Chief Risk Officer

WILLIAM NOBREGA
Senior Vice President
Director of Communications

KEITH PHELPS
Senior Vice President
Chief Technology Officer

CARRIE VARGAS
Senior Vice President
Chief Retail Banking Officer

MARGARET WATSON
Senior Vice President
General Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the year ended December 31, 2025.

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____.

Commission file number: **001-41899**

NB BANCORP, INC.
(Exact name of registrant as specified in its charter)

Maryland	**93-2560883**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
1063 Great Plain Avenue, Needham, Massachusetts	**02492**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(781) 444-2100**

Securities registered pursuant to Section 12(b) of the Act:

Common stock, par value $0.01 per share	**The Nasdaq Stock Market, LLC**
(Title of each class to be registered)	(Name of each exchange on which each class is to be registered)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐   NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐   NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒   NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒   NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☒

Non-accelerated filer ☐   Smaller reporting company ☐

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐   NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, computed by reference to the last sale price on June 30, 2025, of $17.86, was approximately $603.1 million.

As of February 28, 2026, there were 45,604,774 issued and outstanding shares of the Registrant's Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE:

1. Portions of the Proxy Statement for the 2026 Annual Meeting of Stockholders (Part III)

TABLE OF CONTENTS

PART I

ITEM 1.   BUSINESS   3

ITEM 1A. RISK FACTORS   42

ITEM 1B. UNRESOLVED STAFF COMMENTS   66

ITEM 1C   CYBERSECURITY   66

ITEM 2.   PROPERTIES   70

ITEM 3.   LEGAL PROCEEDINGS   70

ITEM 4.   MINE SAFETY DISCLOSURES   70

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS   70
            AND ISSUER PURCHASES OF EQUITY SECURITIES

ITEM 6.   [RESERVED]   72

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND   72
            RESULTS OF OPERATIONS

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK   93

ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA   93

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND   152
            FINANCIAL DISCLOSURE

ITEM 9A. CONTROLS AND PROCEDURES   152

ITEM 9B. OTHER INFORMATION   153

ITEM 9C   DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS   153

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE   153

ITEM 11. EXECUTIVE COMPENSATION   154

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND   154
            RELATED STOCKHOLDER MATTERS

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE   154

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES   154

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES   154

ITEM 16. FORM 10-K SUMMARY   155

          SIGNATURES   156

ITEM 1.   Business

FORWARD-LOOKING STATEMENTS

In this Annual Report on Form 10-K, the terms "we," "our," and "us" refer to NB Bancorp, Inc. and Needham Bank, unless the context indicates another meaning. In addition, we sometimes refer to NB Bancorp, Inc. as "NB Bancorp" or the "Company" and to Needham Bank as the "Bank."

Certain statements contained in this Annual Report on form 10-K, that are not historical facts, may be considered forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of words such as "estimate," "project," "believe," "intend," "anticipate," "assume," "plan," "seek," "expect," "will," "may," "should," "indicate," "would," "contemplate," "continue," "could," "potential," "target" and words of similar meaning. These forward-looking statements include, but are not limited to:

- statements of our goals, intentions and expectations;

- statements regarding our business plans, prospects, growth and operating strategies;

- statements regarding the asset quality of our loan and investment portfolios; and

- estimates of our risks and future costs and benefits.

These forward-looking statements are based on our current beliefs and expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. We are under no duty to and do not take any obligation to update any forward-looking statements after the date of this Annual Report on Form 10-K.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

- general economic conditions, either nationally or in our market areas, including as a result of employment levels and labor shortages, a potential recession or slowed economic growth;

- inflation and changes in the interest rate environment that reduce margins and yields, our mortgage banking revenues, the fair value of financial instruments, including our derivative and hedging instruments, or our level of loan originations, or increase the level of defaults, losses and prepayments on loans we have made and make;

- the possibility that future credit losses, loan defaults and charge-off rates are higher than expected due to changes in economic conditions or adverse economic developments;

- changes in the level and direction of loan delinquencies and changes in assumptions and estimates of the adequacy of the allowance for credit losses ("ACL");

- the effect of any change in federal government enforcement of federal laws affecting the cannabis industry or banking as a service ("BAAS");

- changes in liquidity, including the size and composition of our deposit portfolio, including the percentage of uninsured deposits in the portfolio;

- our ability to access cost-effective funding timely;

- fluctuations in real estate values and both residential and commercial real estate market conditions;

- demand for loans and deposits in our market areas;

- our ability to implement and change our business strategies;

- competition among depository and other financial institutions;

- adverse changes in the securities or secondary mortgage markets;

- changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees, capital requirements and insurance premiums;

- changes in the quality or composition of our loan or investment portfolios;

- technological changes that may be more difficult or expensive than expected;

- the inability of third-party providers to perform as expected;

- a failure or breach of our operational or security systems or infrastructure, including cyberattacks;

- our ability to manage market risk, credit risk and operational risk;

- our ability to enter new markets successfully and capitalize on growth opportunities;

- changes in consumer spending, borrowing and savings habits;

- changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board ("FASB"), the Securities and Exchange Commission ("SEC") or the Public Company Accounting Oversight Board ("PCAOB");

- our ability to attract and retain key employees;

- changes in the financial condition, results of operations or future prospects of issuers of securities that we own;

- turbulence in the capital and debt markets and within the banking industry;

- risks related to the increased focus on widespread implementation of stablecoins and other digital assets;

- the risk that goodwill and intangibles recorded in our financial statements will become impaired;

- risks related to the implementation of acquisitions, dispositions, and restructurings, including the acquisition with Provident Bancorp and BankProv, which is further described in Part I, Item 1 in this Annual Report on Form 10-K under "Recent Acquisitions – Provident Bancorp and BankProv Acquisition," including the risk that acquisitions may not be timely completed or at all and may not produce results at levels or within time frames originally anticipated, including due to delays in obtaining regulatory approvals or to the conditions associated with such approval;

- potential risks related to the integration of Provident Bancorp and BankProv, including that revenue and expense synergies or other expected benefits may not materialize or may be more costly to achieve than anticipated and that the combined businesses may not perform as expected;

- changes in assumptions used in making such forward-looking statements; and

- other risks and uncertainties detailed in Part I, Item 1A "Risk Factors" of this Annual Report on Form 10-K.

Because of these and a wide variety of other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. Forward-looking statements speak only as of the date on which they are made. The Company does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

BUSINESS OF NB BANCORP, INC.

NB Bancorp, Inc. (the "Company") is a Maryland corporation that was incorporated in June 2023 for the purpose of becoming the registered bank holding company for Needham Bank (the "Bank") upon the consummation of the mutual-to-stock conversion of NB Financial, MHC, the Bank's former mutual holding company. The Company's initial stock offering was completed on December 27, 2023. In connection with the conversion, the Company sold 40,997,500 shares of common stock, par value $0.01 per share, for gross offering proceeds (before deducting offering expenses) of approximately $410.0 million based on the offering price of $10.00 per share. The Company also contributed 1,708,229 shares of common stock and $2.0 million in cash to the Needham Bank Charitable Foundation. The shares of the Company's common stock sold in the offering began trading on The Nasdaq Capital Market on December 28, 2023 under the symbol "NBBK."

Since being incorporated, other than holding the common stock of the Bank and the Provident Aquisition, the Company has not engaged in any material business activities to date.

Our cash flow depends on earnings from the investment of the net proceeds we retained from our initial public stock offering that was consummated on December 27, 2023, and any dividends we receive from the Bank. We neither own nor lease any property. At the present time, we employ only persons who are officers of the Bank who also serve as officers of the Company. We use the employees of the Bank from time to time and pay a fee to the Bank for the time devoted to the Company by employees of the Bank. However, these persons are not separately compensated by the Company. The Company may hire additional employees, as appropriate, to the extent it expands its business in the future.

Our executive offices are located at 1063 Great Plain Avenue, Needham, Massachusetts 02492. Our telephone number at this address is (781) 444-2100. Our website address is www.needhambank.com. Information on our website is not incorporated into and should not be considered part of this Annual Report on Form 10-K.

BUSINESS OF NEEDHAM BANK

General

     The Bank is a Massachusetts-chartered cooperative bank headquartered in Needham, Massachusetts. The Bank was organized in 1892 and has operated continuously in Needham, Massachusetts, which is approximately 17 miles southwest of Boston's financial district, since this time. Our headquarters are still located in Needham, and we have branch locations in Massachusetts, including Ashland, Boston (Mission Hill), Dedham, Dover, Medfield, Medford, Millis, Natick, Wellesley, Westwood. Upon completion of the Provident Acquisition in November 2025, our branch network expanded into Amesbury and Newburyport, Massachusetts and New Hampshire, including Bedford, Exeter, Portsmouth and Seabrook; as well as a warehouse lending center in Ponte Vedra Beach, Florida. Our branch network covers the metro-west area of Boston, southern New Hampshire and surrounding communities in Massachusetts, eastern Connecticut, southern New Hampshire and Rhode Island. As one of the largest community banks in the Greater Boston metropolitan area, and throughout New England, we believe that our reputation for providing personalized customer service is our strongest asset and our most effective business strategy to continue to grow and be a profitable bank.

     Our business consists primarily of taking deposits from the general public and investing those deposits, together with funds generated from operations, in commercial real estate and multifamily loans, one-to-four-family residential real estate loans, construction and land development loans, commercial and industrial loans, mortgage warehouse loans and consumer loans. To a lesser extent, we originate home equity loans and lines of credit. At December 31, 2025, our total loan portfolio was comprised of $2.44 billion, or 40.7%, of commercial real estate and multifamily loans, $1.33 billion, or 22.2%, of one-to-four-family residential real estate loans and home equity loans, $1.01 billion, or 16.8%, of commercial and industrial loans, and $730.6 million, or 12.2%, of construction and land development loans. We also invest in securities, consisting primarily of U.S. Treasury and federal agency securities, mortgage-backed securities and corporate bonds. We offer a variety of deposit accounts, including certificate of deposit accounts, IRAs, money market accounts, savings accounts, demand deposit accounts and interest-bearing and noninterest-bearing checking accounts.

     Historically, we have utilized advances from the Federal Home Loan Bank of Boston ("FHLB") as a funding source for our operations and we had $196.2 million of FHLB advances outstanding at December 31, 2025. Additionally, in recent years, we have also utilized brokered deposits as a non-retail funding source to fund our operations and at December 31, 2025, we had $535.7 million of brokered deposits.

     Needham Bank is subject to regulation, supervision and examination by the Massachusetts Commissioner of Banks (the "Commissioner") under Massachusetts law, and the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") as its primary federal regulator. It is also regulated by Federal Deposit Insurance Corporation (the "FDIC") as its primary insurer of its deposits.

Recent Acquisition

Provident Bancorp and BankProv Acquisition ("Provident Acquisition")

     During the year ended December 31, 2025, the Company was able to expand its banking business through a combination of internal growth, complemented by an opportunistic strategic acquisition. On November 15, 2025, the Company acquired Provident Bancorp, Inc. and its wholly-owned subsidiary, BankProv, which operated seven banking offices and one mortgage warehouse lending facility, for $111.8 million in cash consideration and the issuance of 5,943,682 shares of common stock valued at $114.7 million. The Provident Acquisition extends Needham Bank's presence in the northern Massachusetts market and establishes Needham Bank's presence in the southern New Hampshire market with the addition of approximately $1.40 billion of total assets, $1.18 billion of total loans and $1.14 billion in total deposits, each at fair value. The Provident Acquisition was accounted for under the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") Topic 805, *Business Combinations*. Under this method of accounting, the respective assets acquired and liabilities assumed were recorded at their estimated fair values. The excess of consideration paid over the estimated fair value of the net assets acquired, net of deferred taxes, totaled $18.5 million and was recorded on the Company's balance sheet as goodwill. Results for 2025 reflect the inclusion of the Provident Acquisition since November 15, 2025.

Business Strategy

In recent years and consistent with our growth strategy to increase our commercial relationships along all business lines, we have enhanced our online and mobile banking offerings, including fraud prevention and detection systems, and additionally, we have invested heavily in our cash management suite of products. Additional investments have been made to continually strengthen cybersecurity controls, such as with expanded vulnerability detection and patch management protocols. We believe our significant investment in our cash management products has allowed us to capture and service the full banking relationships for our Structured Finance, Cannabis-related and other commercial and industrial customer relationships. We have invested in systems to automate compliance with cannabis-related regulatory requirements and guidance, as well as, state-specific and federal regulatory requirements for cannabis banking and consumer lending activities. We also implemented a Marketing Customer Information File and Customer Relationship Management system to improve communication, collaboration and customer experience.

In recent years, we have focused on building an experienced management team and diversifying and enhancing our operating and business strategy. In January 2017, we hired Joseph Campanelli as our Chief Executive Officer. Mr. Campanelli has more than 40 years of banking experience at larger, more complex financial institutions and has executed similar strategies. In February 2024, we hired JP Lapointe, our Chief Financial Officer. Mr. Lapointe has more than 20 years of combined banking and bank audit experience. In January 2025, we hired Christine Roberts, our Chief Operating Officer. Ms. Roberts has more than 20 years of banking experience. Under their leadership, the Bank has implemented an intentional and structured growth plan to enable the Bank to prudently grow its balance sheet and diversify its operations and offer a personalized banking experience to individuals and businesses while seeking to address the risks inherent with such growth.

During the year ended December 31, 2025, the Bank added approximately 152 additional full-time employees, a majority of which the Company was able to retain from the Provident Acquisition.

Consistent with our strategy to continue to service individuals and small businesses in our market area, while also competing for larger business customers, the Bank has made significant investments in infrastructure, upgraded technology solutions and offerings, and compliance and risk management.

During each of the years ended December 31, 2025 and 2024, we added one new board member to the Company's Board of Directors including one as a result of the Provident Acquisition during the year ended December 31, 2025. We believe that each of our Directors, individually, and together as a group, bring a level of business acumen and sophistication that matches our growth strategy.

We continue to execute on the following strategies to maximize sustainable profitability:

- **Continue to moderately grow our commercial real estate and multifamily loan portfolio.** In recent years, we have increased our commercial real estate and multifamily loan portfolio consistent with safe and sound underwriting practices. This has the benefit of increasing the yield on our loan portfolio while reducing the average term to repricing of our loans. At December 31, 2025, our commercial real estate and multifamily loan portfolio totaled $2.44 billion, or 40.7% of our total loan portfolio, compared with $1.70 billion, or 39.1% of our total loan portfolio, at December 31, 2024.

  We intend to continue to compete for more of these types of relationships, primarily to experienced seasoned builders, developers and investors in our market area.

- **Continue to diversify our commercial and industrial loan portfolio.** We have diversified our commercial and industrial loan portfolio into three divisions, which we refer to as Small Business, Middle Market and Structured Finance. The Small Business Lending division generally focuses on loans under the Small Business Administration (the "SBA") programs of up to $5 million and traditional non-small SBA commercial business relationships with businesses that generate up to $10 million in revenue. Our Middle Market division generally focuses on relationships with businesses that have annual revenues from $10 million to $50 million, nearly all of which are to borrowers in our primary market area.

Our Structured Finance division seeks to service the banking needs of larger business customers, typically with greater than $50 million in annual revenues, throughout a variety of industries, including manufacturers, service companies, renewable energy providers, commercial finance companies, and cannabis-related entities. We believe that our industry-specific knowledge about the banking needs of these industries gives us a competitive advantage to service these customers. We intend to continue to emphasize growth in each of these divisions of our commercial and industrial lending, with a measured approach to cannabis-related entities.

- **Continue our historical emphasis on residential mortgage lending, including construction of single-family homes.** Historically, we have emphasized residential mortgage lending, including for the construction of single-family homes, and at December 31, 2025, one-to-four-family residential real estate loans totaled $1.18 billion, or 19.6% of our total loan portfolio, compared with $1.13 billion, or 26.1% of our total loan portfolio, at December 31, 2024. We intend to continue measured, efficient growth of these types of residential lending.

- **Modestly grow our consumer loan portfolio.** During the years ended December 31, 2025 and 2024, we underwrote select individual loans to purchase from several third-party originators. All other consumer loans have been paying down and we are not actively purchasing other consumer loan portfolios. Largely as a result of these paydowns and a transfer of a portfolio of previously purchased loans to held for sale, at December 31, 2025, consumer loans totaled $203.5 million, or 3.4% of our total loan portfolio, compared to $244.6 million, or 5.6% of our total loan portfolio, at December 31, 2024. At December 31, 2025 we transferred $67.0 million in previously purchased consumer loans to loans held for sale, the sale of which is expected to close in the first quarter of 2026. Going forward, we intend to be selective in pools that we want to grow in our consumer loan portfolio through selective ongoing originations and purchases.

  We believe that this loan diversification will allow us to continue to execute our business strategy of growing the Bank while addressing the inherent risks of community banking, including the risk of geographic concentrations in our loan portfolios. The diversification of our loan products allows us to address risk across a wider variety of borrowers and industries as well as the ongoing management of these portfolios to minimize our exposure to interest rate risk.

- **Prudently grow mortgage warehouse lending portfolio**. Our mortgage warehouse lending business, which was part of the Provident Acquisition, has a national platform with relationship managers across the United States that offers Master Repurchase Agreement Facilities ("Facilities") to independent non-bank mortgage origination companies, which allow them to fund the closing of residential mortgage loans. The primary source of repayment of the facilities is the sale of the underlying mortgage loans to outside investors. We want to continue to prudently grow this business as we believe it is an opportunity for opportunistic growth. This new loan portfolio further enhances our ability to service new customers and disperses our risk and concentrations across a wider swath of industries. At December 31, 2025, mortgage warehouse loans were $280.9 million, or 4.7% of our total loan portfolio.

- **Diversify and focus on deposit gathering.** Consistent with our strategy to grow core deposits, which we consider to be all deposits including certificates of deposits, other than brokered deposits, we have invested in a cash management suite of products and enhanced our online and mobile banking offerings, as well as fraud prevention and detection systems. We intend to continue to implement new technology as it is developed or improved. We view the growth of commercial and industrial lending, in each of our market segments, as an opportunity to increase our core deposits through our effort to capture the full banking relationship of these commercial customers.

Reflecting our focus on our community, in connection with our mutual to stock conversion and initial public offering which closed in December 2023, we established a charitable foundation called Needham Bank Charitable Foundation (the "Foundation") and funded it with $2.0 million in cash and 1,708,229 shares of our common stock, for a total contribution of $19.1 million based on the $10.00 per share offering price. The purpose of this foundation is to make contributions to support various charitable organizations operating in our community now and in the future.

During the year ended December 31, 2025, the Foundation made $1.8 million in contributions to local non-profit charities and organizations.

Market Area

We consider our primary market area to be any counties, towns or municipalities within a 100-mile radius of Needham, which generally covers the Greater Boston metropolitan area as well as surrounding communities in Massachusetts, eastern Connecticut, southern New Hampshire and Rhode Island. We will consider commercial and residential real estate opportunities outside of this market area, but these are generally to customers with whom we have an existing relationship and who have a presence within our primary market area. We also have industry-specific warehouse lending and structured commercial and industrial relationships to cannabis and solar companies and bridge financing based on our underlying diligence and understanding of the specific operations outside of our primary market area.

The Greater Boston metropolitan area benefits from the presence of numerous institutions of higher learning, medical care and research centers and the corporate headquarters of several significant multinational corporations. Eastern Massachusetts also has many high technology companies employing personnel with specialized skills. These factors affect the demand for residential homes, multifamily apartments, office buildings, shopping centers, industrial warehouses and other commercial properties.

According to the United States Census Bureau (the "Census"), at July 2024, the Greater Boston metropolitan area is the tenth largest metropolitan area in the United States. Located adjacent to major transportation corridors, the Greater Boston metropolitan area provides a highly diversified economic base, with major employment sectors ranging from services, manufacturing and wholesale/retail trade, to finance, technology and medical care. According to the United States Department of Labor, in November 2025, the Boston-Cambridge-Newton, Massachusetts area had an estimated unemployment rate of 4.4%, compared to a Massachusetts state unemployment rate of 4.8% and the national unemployment rate of 4.4%.

Based on the Census' estimates, from 2020 to 2024, the populations of Boston–Cambridge–Newton, MA–NH Metropolitan Statistical Area ("MSA") increased 1.93%, compared to a 2.91% increase for the Commonwealth of Massachusetts.

At July 2024, the Census estimates that the Boston–Cambridge–Newton, MA–NH MSA's median household incomes was $117,825, compared to median household income of $97,344 for the city of Boston, $104,828 for the Commonwealth of Massachusetts, and $81,604 for the United States.

Competition

We face significant competition within our market both in originating loans and attracting deposits. Our market area has a high concentration of financial institutions, including large money centers and regional banks, community banks, credit unions and other non-bank financial service providers, including financial technology companies. Some of our competitors offer products and services that we currently do not offer, such as trust or wealth management services.

Our competition for loans comes primarily from the competitors referenced above and from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies participating in the mortgage market, such as insurance companies, securities firms, financial technology companies, and specialty finance firms.

We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend toward consolidation of the financial services industry. Technological advances, for example, have lowered barriers to entry, which have allowed banks to expand their geographic reach by providing services over the internet and made it possible for non-depository institutions, including financial technology companies, to offer products and services that traditionally have been provided by banks. Competition for deposits and the origination of loans could limit our growth in the future.

We expect to continue to emphasize originations of larger structured finance credit facilities. In recent years, most of our larger, structured commercial and industrial loans have been to customers in the cannabis or solar industries and bridge financing. Our competition in this business sector is broad-based and not dominated by any specific larger or more well-established competitors. Changing legislation and government policy with respect to these industries could increase competition even further on a jurisdictional or industry-specific basis.

We do not believe that our ability to compete is dependent on our existing relationships in these areas, but we believe our experience could provide a competitive advantage versus lenders who enter these business lines in the future. We intend to continue to compete effectively in these areas by utilizing our knowledge of the operating and cash flow structures of these industries, as well as the applicable regulatory considerations.

Lending Activities

Our principal lending activity is originating commercial real estate and multifamily loans, one-to-four-family residential real estate loans, construction and land development loans, commercial and industrial loans, mortgage warehouse loans and consumer loans. To a lesser extent, we also originate home equity loans and lines of credit. Subject to market conditions and our asset-liability management, we expect to continue to grow each of our loan portfolios with the most significant emphasis on growth in commercial real estate and multifamily loans and commercial and industrial loans. From time to time and subject to market conditions, we have also originated for sale and sold a portion of our long-term, fixed-rate, one-to-four-family residential real estate loans, on a servicing-retained, limited or no recourse basis, while retaining shorter-term fixed-rate and adjustable-rate one-to four family residential real estate loans in order to manage the interest rate risk and duration of our loan portfolio.

Historically, we have also engaged in loan participation sales, with the Bank as the lead, for certain larger commercial real estate and commercial and industrial loans and have purchased participation loans from well-established financial institutions in our market area. Participation loans and counterparty exposure is periodically reported to the Board of Directors. At December 31, 2025, our highest combined participation loans sold with one bank was approximately 14.7% of our total capital and was comprised of four commercial real estate loans, two construction and land development loans, one multifamily loan and one commercial and industrial loan. At December 31, 2024, our highest combined participation loans purchased with one bank was approximately 7.0% of our total capital and was comprised of one commercial real estate loan and one multi-family residential loan.

Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio by type of loan at the dates indicated.

	December 31, 2025	December 31, 2024	Provident Acquisition (1)	Organic $ Change	Organic % Change
		(In thousands)			
One-to-four-family residential	$ 1,177,156	$ 1,130,791	$ 27,315	$ 19,050	1.7%
Home equity	152,602	124,041	4,110	24,451	19.7%
Residential real estate	1,329,758	1,254,832	31,425	43,501	3.5%
Commercial real estate	1,924,043	1,363,394	483,548	77,101	5.7%
Multi-family residential	517,527	333,047	73,035	111,445	33.5%
Commercial real estate	2,441,570	1,696,441	556,583	188,546	11.1%
Construction and land development	730,573	583,809	19,962	126,802	21.7%
Commercial and industrial	1,007,669	559,828	354,017	93,824	16.8%
Commercial	4,179,812	2,840,078	930,562	409,172	14.4%
Consumer, net of premium/discount	203,497	244,558	—	(41,061)	16.8%
Mortgage warehouse	280,949	—	264,614	16,335	6.2%
Total loans	5,994,016	4,339,468	1,226,601	427,947	9.9%
Deferred fees, net	(7,876)	(6,539)	—	(1,337)	20.4%
Loans receivable, net of deferred fees	$ 5,986,140	$ 4,332,929	$ 1,226,601	$ 426,610	9.8%

(1) Loans acquired at fair value

Contractual Maturities. The following tables set forth the contractual maturities of our loan portfolio at December 31, 2025. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less. The tables present contractual maturities and do not reflect repricing or the effect of prepayments. Actual maturities may differ.

	One-to-Four-Family Residential	Home Equity	Commercial Real Estate	Multi-Family Residential	Construction and Land Development	Commercial and Industrial	Warehouse	Consumer
				(in thousands)				
Amounts due in:								
One year or less	$ 7,205	$ 5	$ 140,718	$ —	$ 302,348	$ 166,647	$ 280,949	$ 6,075
After one through five years	36,275	12	566,484	120,291	291,934	540,197	—	74,670
After five through 15 years	88,495	29,061	785,700	127,659	27,582	257,177	—	18,812
More than 15 years	1,045,181	123,524	431,141	269,577	108,709	43,648	—	103,940
Total	$ 1,177,156	$ 152,602	$ 1,924,043	$ 517,527	$ 730,573	$ 1,007,669	$ 280,949	$ 203,497

The following table sets forth our fixed- and adjustable-rate loans at December 31, 2025 that are contractually due after December 31, 2026:

	As of December 31, 2025		
	Fixed	Adjustable	Total
		(in thousands)	
One-to-four-family residential	$ 563,258	$ 606,693	$ 1,169,951
Home equity	1,301	151,296	152,597
Commercial real estate	323,359	1,459,966	1,783,325
Multi-family residential	19,575	497,952	517,527
Construction and land development	87,306	340,919	428,225
Commercial and industrial	250,173	590,849	841,022
Consumer, net of premium/discount	191,386	6,036	197,422
Warehouse	—	—	—
Total loans	$ 1,436,358	$ 3,653,711	$ 5,090,069

One-to-Four-Family Residential Real Estate Lending. One of the primary focuses of our lending has long been the origination of long-term loans secured by mortgages on primarily owner-occupied, one-to-four-family residences. At December 31, 2025, $1.18 billion, or 19.6%, of our total loan portfolio, consisted of one-to-four-family residential real estate loans. The vast majority of the one-to-four-family residential real estate loans that we originate are secured by properties located in our primary market area. See "Originations, Sales and Purchases of Loans."

Our one-to-four-family residential real estate loans are generally underwritten according to Fannie Mae guidelines, and we refer to loans that conform to such guidelines as "conforming loans." We generally originate both fixed- and adjustable-rate one-to-four-family residential real estate loans in amounts up to the maximum conforming loan limits as established by the Federal Housing Finance Agency ("FHFA"), which was $806,500 as of December 31, 2025. We also originate loans above the FHFA limit, which are referred to as "jumbo loans." We generally underwrite jumbo loans in a manner similar to conforming loans and at December 31, 2025, approximately $568.8 million, or 48.3%, of our one-to-four-family residential real estate loans were jumbo loans with an average balance of $1.5 million.

Our fixed-rate one-to-four-family residential real estate loans are originated with terms of up to 30 years and our adjustable-rate one-to-four-family residential real estate loans are originated with terms of up to 40 years. At December 31, 2025, $566.0 million, or 48.1%, of our one-to-four-family residential real estate loans were fixed-rate loans.

We originate our adjustable-rate one-to-four-family residential real estate loans with initial interest rate adjustment periods of three, five and seven years, based on changes in a designated market index. Generally, these loans are limited to a 200-basis point initial increase in their interest rate and a 200-basis point increase annually after the initial adjustment and a maximum upward adjustment of 600 basis points over the life of the loan. We determine whether a borrower qualifies for an adjustable-rate mortgage loan based on our lending policy.

We originate conventional one-to-four-family residential real estate loans with loan-to-value ratios of up to 95% without private mortgage insurance.

We also originate one-to-four-family residential real estate loans with loan-to-value ratios of up to 97% for loans that are sold and serviced by MassHousing, an independent, quasi-public Massachusetts agency charged with providing financing for affordable housing in Massachusetts or under our First-Time Homebuyer Program.

From time to time and subject to market conditions, we sell a portion of the fixed-rate one-to-four-family residential real estate loans that we originate with terms of greater than 20 years. We base the amount of fixed-rate one-to-four-family residential real estate loans that we sell on our liquidity needs, asset/liability mix, loan volume, portfolio size and other factors. In recent years, most of the one-to-four-family residential real estate loans that we originated and sold to the secondary market were sold with servicing retained.

We generally do not offer "interest-only" loans on one-to-four-family residential real estate loans nor do we offer loans that provide for negative amortization of principal, such as "Option ARM" loans, where the borrower can pay less than the interest owed on their loan, resulting in an increased principal balance during the life of the loan. Additionally, we do not offer "subprime loans" (loans that are made with low down-payments to borrowers with weakened credit histories typically characterized by payment delinquencies, previous charge-offs, judgments, bankruptcies, or borrowers with questionable repayment capacity as evidenced by low credit scores or high debt-burden ratios).

We evaluate both the borrower's ability to make principal, interest and escrow payments and the value of the property that will secure the loan. Our one-to-four-family residential real estate loans do not currently include prepayment penalties, are non-assumable and do not produce negative amortization. Our one-to-four-family residential real estate loans customarily include "due-on-sale" clauses giving us the right to declare the loan immediately due and payable in the event that, among other things, the borrower sells the property subject to the mortgage. All borrowers are required to obtain title insurance, homeowner's insurance and fire and casualty insurance and, where circumstances warrant, flood insurance on properties securing one-to-four-family residential real estate loans.

We offer one-to-four-family residential real estate loans secured by non-owner-occupied properties. Generally, we will not make loans in excess of 80.0% loan-to-value on non-owner-occupied one-to-four-family residential real estate properties or in excess of 80.0% on single family non-owner-occupied one-to-four-family residential real estate properties.

Home Equity Loans and Lines of Credit. In addition to one-to-four-family residential real estate loans, we offer home equity loans and lines of credit that are secured by the borrower's primary or secondary residence. At December 31, 2025, we had $152.6 million, or 2.6%, of our total loan portfolio in home equity loans and lines of credit.

Home equity loans and lines of credit are generally underwritten using the same criteria that we use to underwrite one-to-four-family residential real estate loans. Home equity loans and lines of credit may be underwritten with a loan-to-value ratio of up to 80% when combined with the principal balance of the existing first mortgage loan.

Home equity loans and lines of credit are generally secured by junior mortgages and have greater risk than one-to-four-family residential real estate loans secured by first mortgages. We face the risk that the collateral will be insufficient to compensate us for loan losses and costs of foreclosure, after repayment of the senior mortgages, if applicable. When customers default on their loans, we attempt to foreclose on the property and resell the property as soon as possible to minimize foreclosure and carrying costs. However, the value of the collateral may not be sufficient to compensate us for the amount of the unpaid loan and we may be unsuccessful in recovering the remaining balance from those borrowers. Particularly with respect to our home equity loans and lines of credit, decreases in real estate values could adversely affect our ability to fully recover the loan balance in the event of a default.

Commercial Real Estate and Multifamily Lending. Our commercial real estate and multifamily loans are secured primarily by multifamily apartment buildings, retail and mixed-use properties, light industrial properties, manufacturing facilities and office buildings, almost all of which are located in our primary lending market area. We will also make these loans out of our primary lending market area to customers of the Bank with whom we have an existing lending relationship. Our multifamily loans are secured primarily by five or more-unit residential buildings.

At December 31, 2025, we had $2.44 billion in commercial real estate and multifamily loans, representing 40.7% of our total loan portfolio.

We generally originate adjustable-rate commercial real estate and multifamily loans with maximum terms of up to 30 years. From time to time, we will also originate fixed-rate loans in these portfolios. We generally limit loan-to-value ratios to 80% of the appraised value or purchase price, whichever is lower. All of our commercial real estate and multifamily real estate loans are subject to our underwriting procedures and guidelines. Although our commercial real estate and multifamily loans are made to a diversified pool of unrelated borrowers across numerous businesses, adverse developments in our market area could have an adverse impact on this portfolio of loans and the Company's income and financial position.

The federal banking agencies (the "Agencies") issued guidance in 2006 (the "Guidance") which addresses institutions with increased concentrations of commercial real estate ("CRE") loans. The Guidance does not establish specific CRE lending limits; but rather, it promotes sound risk management practices and appropriate levels of capital that will enable institutions to continue to pursue CRE lending in a safe and sound manner. In developing the Guidance, the Agencies recognized that different types of CRE lending present different levels of risk, and that consideration should be given to the lower risk profiles and historically superior performance of certain types of CRE, such as well-structured multifamily housing finance, when compared to others, such as speculative office space construction. As discussed under "CRE Concentration Assessments," institutions are encouraged to segment their CRE portfolios to acknowledge these distinctions for risk management purposes. The guidance focuses on those CRE loans for which the cash flow from real estate is the primary source of repayment rather than loans to a borrower for which real estate collateral is taken as a secondary source of repayment or through an abundance of caution. Thus, for the purposes of the Guidance, CRE loans include those loans with risk profiles sensitive to the condition of the general CRE market (for example, market demand, changes in capitalization rates, vacancy rates, or rents). CRE loans are land development and construction loans (including one-to-four-family residential and commercial construction loans) and other land loans.

CRE loans also include loans secured by multifamily property, and nonfarm nonresidential property where the primary source of repayment is derived from rental income associated with the property (that is, loans for which 50 percent or more of the source of repayment comes from third party, nonaffiliated, rental income) or the proceeds of the sale, refinancing, or permanent financing of the property. Excluded from the scope of the Guidance are loans secured by non-farm non-residential properties where the primary source of repayment is the cash flow from the ongoing operations and activities conducted by the party, or affiliate of the party, who owns the property.

As part of their ongoing supervisory monitoring processes, the Agencies use certain criteria to identify institutions that are potentially exposed to significant CRE concentration risk. An institution that has experienced rapid growth in CRE lending, has notable exposure to a specific type of CRE, or is approaching or exceeds the supervisory criteria may be identified for further supervisory analysis of the level and nature of its CRE concentration risk.

The Agencies use the criteria as a preliminary step to identify institutions that may have CRE concentration risk. Because regulatory reports capture a broad range of CRE loans with varying risk characteristics, the supervisory monitoring criteria do not constitute limits on an institution's lending activity but rather serve as high-level indicators to identify institutions potentially exposed to CRE concentration risk.

The Company holds a concentration in commercial real estate loans. As of December 31, 2025, construction, land development and other land loans, as defined by the Guidance, represented 91.6% of consolidated risk-based capital. Total commercial real estate loans, as defined by the Agency Guidance, represented 314.1% of consolidated risk-based capital. During the prior 36 months, the Company has experienced an increase in its commercial real estate portfolio as defined by the Agency Guidance, by 37.0%.

The management team has extensive experience in underwriting CRE loans and has implemented and continues to maintain heightened risk management procedures and strong underwriting criteria with respect to its CRE portfolio. The Board of Directors has established maximum internal limits on CRE to better manage and control the exposure to property classes during periods of changing economic conditions. The Board of Directors also has minimum targets for regulatory capital ratios that are in excess of well capitalized ratios.

Our risk management process begins with a robust underwriting program. The underwriting and risk rating of all loans is completed by an underwriting team that is independent of the originating lender(s). The underwriting analysis of CRE loans includes pre-origination sensitivity analysis utilizing portfolio stress testing methods to fully understand the potential exposure before we originate the credit. Once originated, each loan receives ongoing quarterly stress tests to evaluate the risk profile over the life of the credit. At December 31, 2025, our 25 largest commercial real estate lending relationships had an average balance of approximately $42.2 million, or approximately $1.06 billion in the aggregate, representing 43.2% of our total CRE loans at such date. Consistent with our internal policies, any borrowing relationship with aggregate exposure of greater than $90.0 million requires approval by the Board of Directors and at December 31, 2025 we had four such relationships in excess of $90.0 million, three of which were comprised of CRE loans.

At December 31, 2025, each of the CRE loans underlying our 25 largest commercial real estate relationships was performing in accordance with its repayment terms.

We consider a number of factors in originating CRE and multifamily loans. We evaluate the qualifications and financial condition of the borrower (including credit history), profitability and expertise, as well as the value and condition of the mortgaged property securing the loan. When evaluating the qualifications of the borrower, we consider the financial resources of the borrower, the borrower's experience in owning or managing similar property and the borrower's payment history with us and other financial institutions. In evaluating the property securing the loan, among other factors, we consider the net operating income of the mortgaged property before debt service and depreciation, the debt service coverage ratio (the ratio of net operating income to debt service) to ensure that, subject to certain exceptions, it is at least 1.20x for multifamily loans and 1.25x for CRE loans, and the ratio of the loan amount to the appraised value of the mortgaged property. Our CRE and multifamily loans are appraised by outside independent and qualified appraisers that are duly approved in accordance with Bank policy. Personal guarantees are often obtained from CRE borrowers. Each borrower's financial information on such loans is monitored on an ongoing basis by requiring periodic financial statement updates.

We believe that our CRE and multifamily loan portfolio composition is relatively diversified in terms of industry sectors, property types and various lending specialties. As of December 31, 2025, the amortized cost balances of concentrations in our CRE loan portfolio, including multi-family loans, were as follows:

| | As of December 31, 2025 | | | |
| | Owner-Occupied | Non-Owner-Occupied | Balance | Percentage |
	(Dollars in thousands)			
Multi-Family	$ —	$ 517,527	$ 517,527	21%
Industrial	152,469	151,172	303,641	12%
Office	39,718	246,571	286,289	12%
Hospitality	36,995	246,313	283,308	12%
Mixed-Use	23,174	196,701	219,875	9%
Cannabis Facility	205,923	9,085	215,008	9%
Special Purpose	84,563	62,211	146,774	6%
Retail	44,687	103,846	148,533	6%
Self Storage Facilities	—	64,315	64,315	3%
Recreational Vehicle Parks	15,013	74,290	89,303	4%
Other	62,157	104,840	166,997	7%
Total commercial real estate	$ 664,699	$ 1,776,871	$ 2,441,570	100%

Construction and Land Development Loans. At December 31, 2025, we had $730.6 million in construction and land development loans, or 12.2% of total loans. We make construction loans on raw land, land which has received permits for construction and commercial and residential properties which are being re-constructed, primarily to developers, contractors and builders of apartment buildings, single-family homes and condominiums and individuals for the construction of their primary residences. We also make a limited amount of land loans that will be used for residential or commercial development. Land loans also include loans secured by land purchased for investment purposes.

While we may originate loans to builders, whether or not the collateral property underlying the loan is under contract for sale, we consider each project carefully in light of current residential real estate market conditions.

Historically, most of our construction loans for residential properties are to well-known builders in our market area for which there is no contract for sale for the underlying completed home at the time of origination. We refer to these loans as speculative construction loans, and we expect this concentration of speculative residential construction lending to continue to be an important component of our construction and land development loans in the future. We actively monitor the number of unsold homes in our construction loan portfolio and local housing markets to attempt to maintain an appropriate balance between home sales and new loan originations. We generally will limit the maximum number of speculative units (units that are not pre-sold) approved for each builder, typically starting with five speculative loans per builder until we develop a relationship and track record with the builder.

Our construction loans are fixed- and adjustable-rate, interest-only loans that provide for the payment of interest during the construction phase, which is usually up to 24 months. At the end of the construction phase, the loan may convert to a permanent mortgage loan or may be paid in full. Depending on the complexity of the construction project, including potential supply chain issues, longer permitting and approval times, the term of an "interest-only" construction loan may be extended if circumstances warrant.

Construction loans are generally limited to 80% (75% for investment properties) loan-to-completed-appraised-value ratio upon completion of the project. Land development loans which are approved for development are limited to 75%, and not yet approved for development land loans, are limited to 65% as-is appraised value. Before making a commitment to fund a construction loan, we require an appraisal of the property by an independent licensed appraiser. We also generally require inspections of the property before disbursements of funds during the term of the construction loan.

At December 31, 2025, our 25 largest construction and land development loan relationships had an average balance of approximately $19.8 million, or approximately $494.7 million in the aggregate, representing 67.7% of our total construction and land development loans. Consistent with our internal policies, any borrowing relationship with aggregate exposure of greater than $90.0 million requires approval by the Board of Directors and at December 31, 2025 we had four such relationships in excess of $90.0 million, two of which included construction and land development loans. At December 31, 2025, each of the construction and land development loans underlying our 25 largest loan relationships was performing in accordance with its repayment terms.

Commercial and Industrial Loans. We offer a broad range of commercial and industrial loans, including lines of credit and terms loans, to a variety of commercial businesses and industrial borrowers. The loans are used to support working capital and general corporate needs.

Our commercial and industrial banking division is segmented into three core units: Small Business, Middle Market and Structured Finance. The Small Business division generally focuses on loans under Small Business Administration ("SBA") programs of up to $5 million and non-SBA commercial business relationships with businesses who have annual revenues up to $10 million. SBA product offerings include SBA 7(a) Loans, SBA Express Lines of Credit, 504 Loans, and Massachusetts Capital Access Program.

Our Middle Market division generally focuses on relationships with businesses with revenues from $10 million to $50 million for a variety of operating businesses. We serve operating companies such as manufacturers, distributors, importers, exporters, medical practices, CPA firms, and law firms. The Middle Market division offers loans and lines of credit to fund general operations, expansion, sales growth, new product development, and working capital. Nearly all of these loans are to borrowers in our primary market area.

Our Structured Finance division generally focuses on relationships with businesses with greater than $50 million in annual revenues and which may contain unique attributes to certain industries. In recent years, most of these larger, structured commercial and industrial loans have been to customers in the cannabis or solar industries and bridge financing.

These industries may be subject to heightened regulatory or business risks, and we believe our knowledge of the operating and cash flow structures of these industries, as well as the applicable regulatory considerations, enable us to offer competitive credit facility solutions to these customers while maintaining our prudent underwriting standards consistent with our Small Business and Middle Market lending divisions. Generally, our Structured Finance loans are collateralized by the borrower's real estate or business assets.

We seek to partner with company owners, management teams, and private equity sponsors to provide customized debt facility and cash management solutions for business owners.

The Structured Finance division's practices include sponsored and direct-to-company transactions, family-owned and privately held businesses, and, to a limited extent, publicly traded companies. We believe our Structured Finance division's portfolio is well diversified with 115 commercial relationships at December 31, 2025.

Our Small Business and Middle Market commercial and industrial loans are generally secured by all business assets of the borrower, including but not limited to equipment, accounts receivable, inventory, specific project assets and contracts, and real estate. Across all three segments, loans are priced either by floating rate benchmarks plus applicable spreads, fixed-interest rates or floating rate fixed synthetically through interest rate swap derivative products. Terms generally range from three to 10 years.

We also offer lines of credit in amounts of up to 80% of the value of the eligible collateral securing the loan.

When making commercial and industrial loans, we consider the financial statements of the borrower, lending history with the borrower, the debt service capabilities and global cash flows of the borrower and other guarantors, the historical and projected cash flows of the business and the value of the business assets. Where applicable, we engage third-party specialists to assist in conducting diligence on any prospective borrower, and they may include, as warranted, industry-specific consultants, engineers, appraisers, and accountants.

The primary risk associated with commercial and industrial loans is the ability of borrowers to achieve business results consistent with those projected at origination. The vast majority of the loans are extended on a secured basis, with a limited number of unsecured lines of credit with additional covenants.

At December 31, 2025, we had commitments to fund $36.4 million of unsecured lines of credit with $428,000 outstanding. The security of any underlying loan is determined according to the credit profile of the customer on a case-by-case basis.

In managing our commercial and industrial loan portfolio, we focus on the size of the customer's lending relationship, which we view as the aggregate amount of all loans and loan commitments outstanding to a commercial borrower and any related borrowers or guarantors.

At December 31, 2025, approximately 96.4% of our Small Business and 91.3% of our Middle Market commercial and industrial loan exposure was to customers headquartered within our primary market area, which is the Greater Boston metropolitan area and surrounding communities, including eastern Connecticut, southern New Hampshire and Rhode Island. On occasion, we will make these types of loans outside of the primary market but generally only to customers with whom we have a pre-existing relationship.

As part of the Provident Acquisition, the Company obtained an enterprise value loan portfolio that is included in commercial and industrial loans. As of December 31, 2025, enterprise value loans, which we also refer to as business acquisition, search fund lending, merger and acquisition, re-capitalization, and shareholder/partner buyout loans, totaled $184.9 million, or 3.1% of our total loan portfolio, with relationships spanning 20 states. We originate these loans to small- and medium-size businesses in a senior secured position, relying largely on the enterprise value of the business and ongoing cash flow to support operational and debt service requirements. These are generally fully amortizing term loans (up to seven years) with material levels of equity and/or combination of seller financing behind our senior secured lending. All of these loans are secured by the enterprise value of the respective businesses, including all related business assets.

Enterprise value loans may expose us to a greater risk of non-payment and loss than traditional commercial business loans because: (1) repayment of such loans may be dependent upon the successful execution of the borrower's business plan, which may include new management and be based on projected cash flows that may include business synergies, cost savings, and revenue growth that have yet to be realized; (2) they may require additional financing from their private equity sponsors or others, a successful sale to a third party, a public offering, or some other form of liquidity event; or (3) in the event of default and liquidation, there may be reliance on the sale of intangible assets that may have insufficient value to repay the debt in full.

Because of the unique business characteristics of the cannabis and solar industries and bridge financing, which comprise most of our Structured Finance loans, many of these loans are to customers which have operations both within and outside of our primary market area.

The vast majority of the relationships in the commercial and industrial segment also have cash management and treasury service product offerings tied to the relationships. These products include specific online banking tools, ACH products, wire capabilities, fraud prevention tools and other customized set-up that help the underlying business securely manage the business' cash. Generally, these products provide for additional fee income, along with enhanced risk management, to the Company and are managed within the commercial and industrial business unit of the Bank.

Consistent with our internal policies, any borrowing relationship with aggregate exposure of greater than $90.0 million requires approval by the Board of Directors and at December 31, 2025 we had four such relationships in excess of $90.0 million, two of which included commercial and industrial loans. At December 31, 2024, each of the commercial and industrial loans underlying our 25 largest loan relationships was performing in accordance with its repayment terms. At December 31, 2025, each of the commercial and industrial loans underlying our 25 largest relationships was performing in accordance with its repayment terms excluding one commercial and industrial loan that was 30 days past due and has a remaining outstanding loan balance of $70.0 million as of December 31, 2025. The total relationship balance was $70.6 million, or 7.0%, of total commercial and industrial loans as of December 31, 2025.

Mortgage Warehouse Loans. Our mortgage warehouse lending business has a national platform with relationship managers across the United States that offers Facilities to independent non-bank mortgage origination companies, which allow them to fund the closing of residential mortgage loans. Each Facility advance is fully collateralized by a security interest in one-to-four-family residential mortgage loans and is further enhanced by deposit balances. The primary source of repayment of the Facilities is the sale of the underlying mortgage loans to outside investors, which typically occurs within 15 days, with the exception of construction loans which generally take longer to pay off due to the nature of the loan. These investors can include Federal National Mortgage Association/Federal Home Loan Mortgage Corporation and Government National Mortgage Association, as well as other large financial institutions.

We approve Facilities to non-bank mortgage origination borrowers by conducting a thorough due diligence review of the company and its ownership to assess their financial liquidity and regulatory risk profiles. We use a proprietary risk-based scoring model to underwrite the companies which correlates to our internal regulatory loan risk grading system and continually monitor companies' performance through both internal and external financial management and quality reviews. At December 31, 2025, mortgage warehouse loans were $280.9 million, or 4.7% of our total loan portfolio.

Consumer Lending. We offer a variety of consumer loans primarily to individuals who reside or work in our primary lending area, including loans that are secured by deposit accounts, as well as a limited number of unsecured loans, including student loans, home improvement loans and credit cards loans. In recent years we have purchased a variety of consumer loan portfolios from third-party originators subject to our underwriting procedures. Consumer loans decreased $41.1 million, or 16.8% to $203.5 million, or 3.4%, of totals loans at December 31, 2025 from $244.6 million, or 5.6%, of total loans at December 31, 2024, as a result of a $67.0 million transfer of loans to held for sale, which is set to close in the first quarter of 2026. When excluding the transfer, consumer loans would have increased $25.4 million, or 10.4% from December 31, 2024 to December 31, 2025 due to the purchase of portfolios of auto, recreational vehicle and boat loans.

Subject to market conditions, we intend to continue to modestly grow our consumer loan portfolio through purchases and originations. The growth in this portfolio has come largely through partnerships with established third-party originators.

Consumer loans generally have shorter terms to maturity, which reduces our exposure to changes in interest rates. In addition, management believes that offering consumer loan products helps to expand and create stronger ties to our existing customer base by increasing the number of customer relationships and providing cross-marketing opportunities.

Originations, Sales and Purchases of Loans

Our loan originations are generated by our banking personnel operating at our banking offices and mortgage brokers.

Additionally, in recent years, we have purchased a variety of consumer loans. We also obtain referrals from existing and former customers and from accountants, real estate brokers, builders and attorneys. All loans we originate are underwritten pursuant to our policies and procedures which incorporate Fannie Mae underwriting guidelines, to the extent applicable, for residential loans.

While we originate both fixed-rate and adjustable-rate loans, our ability to generate each type of loan depends upon relative borrower demand and the pricing levels as set in the local marketplace by competing banks, thrifts, credit unions, financial technology companies and mortgage banking companies. Our volume of real estate loan originations is influenced significantly by market interest rates, and, accordingly, the volume of our real estate loan originations can vary from period to period.

Consistent with our interest rate risk strategy, we originate and sell a portion of the long-term, fixed-rate, one-to-four-family residential real estate loans on a servicing-retained, limited or no recourse basis, while generally retaining shorter-term fixed-rate and all adjustable-rate one-to-four-family residential real estate loans in order to manage the duration and repricing of our loan portfolio. We consider our balance sheet as well as market conditions on an ongoing basis in making decisions as to whether to hold loans we originate for investment or to sell such loans to investors, choosing the strategy that is most advantageous to us from a profitability and risk management standpoint.

Historically, we have also engaged in loan participations sales, with the Bank as the lead, for certain larger CRE and commercial and industrial loans and have, on a limited basis, purchased participation loans from well-established financial institutions in our market area. Participation loans are periodically reported to the Board of Directors. In recent years we have also purchased a variety of consumer loan portfolios and expect to continue to purchase consumer loans from several established third-party originators. At December 31, 2025, our highest combined participation loans with one bank was approximately 14.7% of total capital and was comprised of four CRE loans, two construction and land development loans, one multifamily loan and one commercial and industrial loan.

Loan Approval Procedures, Loans to One Borrower Limit and Lending Authority

The maximum amount that we may lend to one borrower and the borrower's related entities is generally limited, by statute, to 20% of the Bank's capital, which is defined under Massachusetts law as the sum of our surplus account, undivided profits and capital stock. Loans secured by a first mortgage on residential property occupied by the borrower are excluded from this limit. At December 31, 2025, our regulatory limit on loans-to-one borrower was $158.3 million.

At December 31, 2025, our general internal limit on an aggregate loan relationship-to-one borrower (and related entities) was $90.0 million. Most of our largest loan relationships are to borrowers who have multiple loans with the Bank and are CRE, commercial and industrial and construction and land development loans. Aggregate exposure limits can be increased above our internal limit up to the legal lending limit on an exception basis with the approval of the Credit Committee and the Board of Directors, and at December 31, 2025, we had four relationships in excess of $90.0 million which were secured by CRE, commercial and industrial and construction and land development loans.

Each of these relationships was approved by the Board of Directors and at December 31, 2025 each of the loans underlying these relationships was performing in accordance with their prepayment terms.

Our lending is subject to written underwriting standards and origination procedures. Decisions on loans are made consistent with our loan policies and procedures, and the underwriting and review of a loan decision is designed primarily to determine the borrower's ability to repay the requested loan. The Board of Directors has overall responsibility for our lending policy and reviews this policy at least annually.

The Board of Directors has delegated loan approval authority to certain officers up to prescribed limits, depending on the officer's experience, the type of loan and whether the loan is secured or unsecured. Loans for residential real estate of greater than $2.5 million require approval by the Credit Committee, which consists of the Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), Chief Operating Officer ("COO"), Chief Credit Officer ("CCO"), SVP – Managed Assets Group Leader and managers of the Bank's lending departments. Commercial loan relationships with total loan exposure of greater than $3.0 million up to our internal loans-to-one relationship limitation require approval by the Credit Committee. All commercial loan relationships under $5.0 million are approved by the CCO (or designated signer), and all commercial loan relationships with total loan exposure of greater than $5.0 million are approved by the Credit Committee. Loan policy exceptions are fully disclosed to the approving authority, either an individual officer or the appropriate management or Credit Committee prior to approval. Reporting on Policy exceptions are included within the Board of Directors reporting package.

Generally, we require title insurance on our mortgage loans as well as fire and extended coverage casualty insurance in amounts at least equal to the principal amount of the loan or the value of improvements on the property, depending on the type of loan. We also require flood insurance if the improved property is determined to be in a flood zone.

Delinquencies and Non-Performing Assets

Delinquency Procedures. When a borrower fails to make required payments on a loan, we take a number of steps to induce the borrower to cure the delinquency and restore the loan to current status. We generally send a written notice of non-payment to the borrower 15, 30, 60 and 90 days after a loan is first past due. Additionally, we will try to contact the borrower by telephone after the 15th day after the due date.

All loans past due 90 days are put on non-accrual and reported to the Board of Directors monthly. Generally, when a loan becomes 90 days past due, the loan is transferred to our Managed Asset division, which attempts to determine underlying issues and develop a repayment plan with the borrower. If workout efforts are unsuccessful, the loan may be turned over to our attorneys to ensure that further collection activities are conducted in accordance with applicable laws and regulations. If our attorneys do not receive a response from the borrower, or if the terms of any payment plan established are not followed, then foreclosure proceedings may be initiated on loans secured by real estate. Management submits a delinquent loan report detailing loans 30 days or more past due to the Board of Directors on a monthly basis.

When we acquire real estate as a result of foreclosure or by deed in lieu of foreclosure, the real estate is classified as other real estate owned ("OREO") until it is sold.

The OREO is recorded at estimated fair value at the date of acquisition less estimated costs to sell, and any write-down resulting from the acquisition is charged to the ACL on loans. Estimated fair value is based on an appraisal typically obtained before the foreclosure process is completed. Subsequent decreases in the value of the OREO property are charged to operations. After acquisition, all costs incurred in maintaining the OREO property are expensed. Costs relating to the development and improvement of the OREO property, however, are capitalized to the extent of estimated fair value less estimated costs to sell.

In the course of resolving delinquent loans, we may choose to restructure the contractual terms of certain loans. We attempt to work-out alternative payment schedules with the borrowers in order to avoid foreclosure actions.

We adopted FASB Accounting Standards Update ("ASU") 2022-02 on January 1, 2023, which eliminated troubled-debt restructuring accounting.

Subsequent to our adoption of ASU 2022-02, we apply the loan refinancing and restructuring guidance codified in paragraphs 310-20-35-9 through 35-11 of the Accounting Standards Codification ("ASC") to determine whether a modification results in a new loan or a continuation of an existing loan. ASU 2022-02 requires disclosure of loan modifications to borrowers experiencing financial difficulty.

The following tables present the period end amortized cost basis of loans modified to borrowers experiencing financial difficulty during the periods indicated, disaggregated by class of financing receivable, type of modification granted and the financial effect of the modifications:

	Amortized Cost Basis	% of Total Class of Financing Receivable	Financial Effect
	For the Year Ended December 31, 2025		
	(In thousands)		
Interest rate reduction			
Commercial real estate	$ 36,765	1.5 %	Terminated swap, changed interest rate index, reduced spread and added rate floors
Total	$ 36,765		

	Amortized Cost Basis	% of Total Class of Financing Receivable	Financial Effect
	For the Year Ended December 31, 2024		
	(In thousands)		
Term extension and interest rate increase			
Commercial real estate	$ 6,200	0.4 %	Resulted in a net charge off of $3.1 million
Total	$ 6,200		

If a loan is on non-accrual at the time of restructuring, interest income is accrued after the borrower demonstrates the ability to pay under the restructured terms through a sustained period of repayment performance, which is generally six consecutive months.

Delinquent Loans. The following table sets forth our loan delinquencies by type and amount at the dates indicated.

	December 31, 2025			December 31, 2024		
	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due Still Accruing	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due Still Accruing
	(in thousands)					
Real estate loans:						
One-to-four-family residential	$ 7,232	$ 481	$ —	$ 2,363	$ 736	$ —
Home equity	445	385	—	100	171	—
Commercial real estate	80	—	—	5,325	—	—
Multi-family residential	—	—	—	307	—	—
Construction and land development	—	—	—	364	—	—
Commercial and industrial	73,225	2,531	—	4,907	10	—
Consumer	4,665	2,022	—	3,725	1,637	—
Total	$ 85,647	$ 5,419	$ —	$ 17,091	$ 2,554	$ —

Non-Performing Assets. The following table sets forth information regarding our non-performing assets as of December 31, 2025 and 2024. We had no loans 90 days or more delinquent and still accruing interest as of the dates presented.

	2025	2024
	(Dollars in thousands)	
Real estate loans:		
One to four-family residential	$ 2,712	$ 2,930
Home equity	1,359	958
Commercial real estate	855	3,005
Construction and land development	10	10
Commercial and industrial	36,251	4,558
Consumer	2,215	2,395
Total	$ 43,402	$ 13,856
Total non-accrual loans to total loans	0.72%	0.32%
Total non-performing loans to total loans	0.72%	0.32%
Total non-performing assets to total assets	0.62%	0.27%

Classified Assets. Federal regulations provide that each insured depository institution classify its assets on a regular basis. In addition, in connection with examination of insured depository institutions, federal and Massachusetts banking regulators have authority to identify problem assets and, if appropriate, classify them.

There are three classifications for problem assets: "substandard," "doubtful" or "loss."

An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific allowance is not warranted. Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated as "special mention" by our management. When an insured depository institution classifies problem assets as either substandard or doubtful, it may establish specific or general allowances in an amount deemed prudent by management to cover probable losses. General allowances represent loss allowances which have been established to cover probable losses associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured depository institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge-off such amount. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the regulatory agencies, which may require the establishment of additional general or specific allowances.

In connection with the filing of our quarterly reports with the Federal Reserve Board and in accordance with our classification of assets policy, we regularly review the problem loans in our portfolio to determine whether any loans require classification in accordance with applicable regulations.

On the basis of this review of our assets, our classified and special mention assets at December 31 were as follows:

	2025	2024
	(in thousands)	
Substandard loans	$ 73,426	$ 16,423
Doubtful loans	115	10
Loss loans	—	—
Total classified loans	$ 73,541	$ 16,433
Special mention loans	$ 216,324	$ 12,998

Other Loans of Concern. There were no other loans at December 31, 2025 that are not already disclosed where there is information about possible credit problems of borrowers that caused management to have serious doubts about the ability of the borrowers to comply with present loan repayment terms and that may result in disclosure of such loans in the future.

Allowance for Credit Losses. The ACL represents management's best estimate of credit losses over the remaining life of the loan portfolio. Loans are charged-off against the ACL when management believes the loan balance is no longer collectible. This determination is based on management's review of specific facts and circumstances of an individual loan, including the expected cash flows to repay the loan, the value of the collateral and the ability and willingness of any guarantors to perform. Subsequent recoveries of previously charged-off amounts are recorded as increases to the ACL.

The provision for credit losses on loans is an amount sufficient to bring the ACL to an estimated balance that management considers adequate to absorb lifetime expected losses in the Company's held-for-investment loan portfolio. The ACL is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans.

Management's determination of the adequacy of the ACL under *FASB ASC 326 – Financial Instruments – Credit Losses* is based on an evaluation of the composition of the loan portfolio, current economic conditions, historical loan loss experience, reasonable and supportable forecasts, and other risk factors.

The Company uses a third-party Current Expected Credit Loss ("CECL") model as part of its estimation of the ACL on a quarterly basis. Loans with similar risk characteristics are collectively assessed within pools (or segments). Loss estimates within the collectively assessed population are based on a combination of pooled assumptions and loan-level characteristics. The Company has determined that using federal call codes is an appropriate loan segmentation methodology, as it is generally based on risk characteristics of a loan's underlying collateral. Using federal call codes also allows the Company to utilize and assess publicly available external information when developing its estimate of the ACL.

The weighted average remaining maturity ("WARM") method is the primary credit loss estimation methodology used by the Company and involves estimating future cash flows and expected credit losses for pools of loans using their expected remaining weighted average life. In applying future economic forecasts, the Company utilizes a forecast period of up to two years. Historical loss rates used in the quantitative model are primarily derived using both the Bank's data, supplemented with peer bank data obtained from publicly available sources. Management also considers qualitative adjustments when estimating credit losses in consideration of the model's quantitative limitations.

Qualitative adjustments to quantitative loss factors, either negative or positive, may include considerations of economic conditions, volume and severity of past due loans, value of underlying collateral, experience, depth, and ability of management, and concentrations of credit.

During the year ended December 31, 2025, as part of management's annual analysis of prepayment speeds, the historical prepayment speed analysis of the purchased consumer loans portfolio used in the ACL calculation was enhanced, transitioning from a lifetime analysis to a month-over-month analysis. The resulting Other Consumer loans prepayment speed forecast dropped from 16.8% to 10.1% and resulted in a $1.3 million increase in the quantitative value of the Other Consumer Loans ACL.

For those loans that do not share similar risk characteristics, the Company estimates the ACL on an individual (or loan-by-loan) basis. This population of individually evaluated loans (or loan relationships with the same primary source of repayment) is determined on a quarterly basis and consists of: loans with a risk rating of substandard or worse and a balance exceeding $500,000, or loan terms differing significantly from other pooled loans. In accordance with the Company's policy, non-accrual residential real estate loans that are below $500,000 and well secured (loan-to-value <60%) are excluded from being individually evaluated.

Measurement of credit loss is based on the expected future cash flows of an individually evaluated loan, discounted at the loan's effective interest rate or measured on an observable market value, if one exists, or the estimated market value of the collateral underlying the loan, discounted to consider estimated costs to sell the collateral for collateral-dependent loans. If the net value is less than the loan's amortized cost, a specific reserve in the ACL is recorded, which is charged-off in the period when management believes the loan balance is no longer collectible.

In the ordinary course of business, the Company enters into commitments to extend credit. Such financial instruments are recorded in the consolidated financial statements when they are funded. The credit risk associated with these commitments is evaluated in a manner similar to the ACL on loans. The reserve for unfunded commitments is included in accrued expenses and other liabilities on the consolidated balance sheets.

For the years ended December 31, 2025 and 2024, we recorded a provision for credit losses of $4.7 million and $14.9 million and a release of credit losses of $24,000 and $2.8 million for off-balance sheet commitments, respectively, both of which are included in the provision for credit losses in the consolidated statements of income.

Our ACL on loans was $87.4 million as of December 31, 2025 compared to $38.7 million at December 31, 2024.

The ratio of our ACL on loans to total loans was 1.46% at December 31, 2025 and 0.89% at December 31, 2024, while the ACL on loans to non-performing loans was 201% at December 31, 2025 compared to 280% at December 31, 2024. The Company had net charge-offs of $6.3 million, $8.4 million and $3.6 million during the years ended December 31, 2025, 2024 and 2023, respectively. The decrease in net charge offs during the year ended December 31, 2025 was primarily driven by a $1.6 million increase in recoveries.

Additions to the ACL on loans are provided by charges against income based on various factors, which, in our judgment, deserve current recognition in estimating probable losses. Credit losses are charged-off in the period the loans, or portion thereof, are deemed uncollectible. Generally, the Company will record a loan charge-off (including a partial charge-off) to reduce a loan to the estimated fair value of the underlying collateral, less cost to sell, for collateral dependent loans. We regularly review the loan portfolio in order to maintain the ACL in accordance with U.S. GAAP.

Purchased credit deteriorated ("PCD") loans are loans that we acquired that have shown evidence of deterioration of credit quality since origination and, therefore, it was deemed unlikely that all contractually required payments would be collected upon the merger date. We consider factors such as payment history, collateral values and accrual status when determining whether there was evidence of deterioration at the merger date. As of December 31, 2025, the carrying amount of PCD loans was $81.1 million, all of which were part of the Provident Acquisition.

In November 2025, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2025-08, *Financial Instruments – Credit Losses (Topic 326): Purchased Loans*, which amended the presentation requirements for loans acquired in a business combination that are accounted for under the credit loss standard in ASC 326. Loans acquired in a business combination that are accounted for as PCD assets are presented on the consolidated balance sheet at their amortized cost basis gross of the related allowance for credit losses ("ACL"). The ACL established at acquisition is presented separately as a valuation allowance. The same gross presentation model applies to certain Purchased Seasoned Loans ("PSL"), where applicable.

As an integral part of their examination process, the Commissioner and the Federal Reserve Board will periodically review our ACL on loans, and as a result of such reviews, we may determine to adjust our ACL on loans. However, regulatory agencies are not directly involved in the process for establishing the ACL on loans as the process is our responsibility and any increase or decrease in the ACL on loans is the responsibility of management. The Troubled Asset Resolution Committee reviews and approves the CECL calculation quarterly, including management's support for qualitative factors used in developing the Company's ACL on loans.

The following table sets forth activity in our ACL on loans for the periods indicated:

		For the year ended December 31,				
		2025		2024		2023
		(Dollars in thousands)				
Allowance for credit losses at beginning of the period	$	38,744	$	32,222	$	25,028
Adjustment to allowance for adoption of ASU 2016-13		—		—		1,159
Adjustment to allowance for Provident acquisition		50,271		—		—
Provision for credit losses - allowance for credit losses		4,677		14,934		9,657
Charge-offs:						
One-to-Four-Family Residential		—		—		(379)
Commercial real estate		(18)		(4,000)		—
Commercial and Industrial		(3,762)		(391)		(679)
Consumer		(4,765)		(4,644)		(3,487)
Total charge-offs		(8,545)		(9,035)		(4,545)
Recoveries of loans previously charged off:						
Commercial real estate		922		—		—
Commercial and Industrial		598		262		48
Consumer		744		361		875
Total recoveries		2,264		623		923
Net charge-offs		(6,281)		(8,412)		(3,622)
Allowance for credit losses at end of the period	$	87,411	$	38,744	$	32,222
Allowance to non-performing loans		201%		280%		298%
Allowance to total loans outstanding at the end of the period		1.46%		0.89%		0.83%
Net charge-offs to average loans outstanding during the period		(0.18%)		(0.22%)		(0.13%)

The following table sets forth additional information with respect to charge-offs by category for the periods indicated:

	For the year ended December 31,		
	2025	2024	2023
Net (charge-offs) recoveries to average loans outstanding during the period:			
One-to Four-Family Residential	0.00%	0.00%	(0.04%)
Commercial Real Estate	(0.00%)	(0.23%)	0.00%
Commercial and Industrial	(0.56%)	(0.07%)	(0.16%)
Consumer	(1.89%)	(2.08%)	(1.68%)

Allocation of ACL on Loans. The following table sets forth the ACL on loans allocated by loan category and the percent of the ACL on loans in each category to the total allocated ACL on loans at the dates indicated.

The ACL on loans allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the ACL on loans to absorb losses in other categories.

	At December 31,					
	2025			2024		
	Allowance for Credit Losses	Percent of ACL in Each Category to Total ACL	Percent of Loans in Each Category to Total Loans	Allowance for Credit Losses	Percent of ACL in Each Category to Total ACL	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)					
One-to Four-Family Residential	$ 1,703	1.95 %	19.64 %	$ 1,195	3.08 %	26.06 %
Home Equity	152	0.17 %	2.55 %	74	0.19 %	2.86 %
Commercial Real Estate	21,599	24.71 %	32.09 %	9,481	24.47 %	31.42 %
Multifamily	1,188	1.36 %	8.63 %	599	1.55 %	7.67 %
Construction and Land Development	5,050	5.78 %	12.19 %	4,137	10.68 %	13.45 %
Commercial and Industrial	49,599	56.74 %	16.81 %	11,174	28.84 %	12.90 %
Consumer	7,895	9.03 %	3.40 %	12,084	31.19 %	5.64 %
Mortgage Warehouse	225	0.26 %	4.69 %	—	— %	— %
Total allocated allowance for credit losses	87,411	100.00 %	100.00 %	38,744	100.00 %	100.00 %
Unallocated allowance for credit losses	—			—		
Total allowance for credit losses	$ 87,411			$ 38,744		

Investment Activities

     General. Our investment policy is established by the Board of Directors. The objectives of the investment policy are to: (i) provide and maintain liquidity within the guidelines of the Massachusetts banking laws and regulations for loan demand and deposit fluctuations, and to allow us to alter our liquidity position to meet both day-to-day and long-term changes in assets and liabilities; (ii) manage interest rate risk in accordance with our interest rate risk policy; (iii) provide collateral for pledging requirements; (iv) maximize return on our investments; and (v) maintain a balance of high-quality, diversified investments to minimize risk.

     Our investment policy is reviewed annually by the Board of Directors and all policy changes recommended by management must be approved by the Board of Directors. Authority to make investments under the approved guidelines are delegated to appropriate officers. The execution of specific actions with respect to securities held by the Company rests with management within the scope of the established investment policy.

     We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various government-sponsored enterprises and municipal governments, deposits at the FHLB, certificates of deposit of federally insured institutions, investment grade corporate bonds and investment grade marketable equity securities. We also are required to maintain an investment in FHLB and FRB stock. While we have the authority under applicable law to invest in derivative securities, we have not purchased derivative securities as an investment strategy.

     At December 31, 2025 we had $269.0 million of securities, representing 3.8% of total assets, compared to $228.2 million and 4.4% of total assets, at December 31, 2024. Our securities portfolio consisted primarily of U.S. Treasury and federal agency securities, government-sponsored residential mortgage-backed securities (which includes collateralized mortgage obligations) corporate bonds, SBA securities and municipal bonds.

     At the time of purchase, we designate a security as held-to-maturity, AFS, or trading, depending on our intent. Securities available-for-sale or trading are reported at fair value, while securities held-to-maturity are reported at amortized cost. Consistent with our overall business and asset/liability management plan, which focuses on sustaining adequate levels of core earnings, the base premise of our investment portfolio is that all securities purchased will be suitable to be held-to-maturity. However, at December 31, 2025 and 2024, we had no securities which we designated as held-to-maturity.

     Some of our securities are callable by the issuer. Although these securities may have a yield somewhat higher than the yield of similar securities without such features, these securities are subject to the risk that they may be redeemed by the issuer prior to maturing in the event general interest rates decline. The Company measures expected credit losses on AFS securities based upon the unrealized gain or loss position of the security.

     For AFS debt securities in an unrealized loss position, the Company evaluates qualitative criteria to determine any expected loss unless the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of the amortized cost. In the latter two circumstances, the Company recognizes the entire difference between the security's amortized cost basis and its fair value as a write-down of the investment balance with a charge to earnings. Otherwise, management's analysis considers various factors, which include the extent to which fair value is less than amortized cost, performance on any underlying collateral, downgrades in the ratings of the security by a rating agency, the failure of the issuer to make scheduled interest or principal payments and adverse conditions specifically related to the security.

     At December 31, 2025, our corporate bond portfolio consisted of investment grade securities with maturities generally shorter than 10 years. Our investment policy provides that we may invest within the three highest investment-grade ratings from Standard & Poor's or Moody's. The maturity of these bonds generally may not exceed 10 years unless approved by the Board of Directors. Bonds that subsequently experience a decline in credit rating below investment grade are monitored at least quarterly.

The following table presents the fair value of our securities as of December 31, 2025 by their stated maturities (this maturity schedule excludes security prepayment and call features), as well as the weighted average yields for each maturity range:

December 31, 2025	Due in one year or less		Due in one year to five years		Due in five years to ten years		Due after ten years	
	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield
			(Dollars in thousands)					
AFS Debt Securities:								
U.S. Treasury securities	$ 41,657	3.7 %	$ 54,126	3.4 %	$ —	— %	$ —	— %
U.S. Government agencies	2,001	4.2	5,639	4.2	—	—	1,572	4.8
Agency mortgage-backed securities	1,487	3.9	25,728	4.1	2,640	4.4	38,736	4.1
Agency collateralized mortgage obligations	—	—	33	1.1	—	—	12,204	3.6
Corporate bonds	18,690	2.1	18,594	2.8	32,601	4.9	—	—
Municipal obligations	4,543	1.7	1,981	3.2	—	—	—	—
SBA securities	—	—	—	—	3,642	6.7	3,085	7.6
Total	$ 68,378	3.2 %	$ 106,101	3.5 %	$ 38,883	5.0 %	$ 55,597	4.2 %

For additional information regarding our AFS securities portfolio, see Note 3 of the notes to the consolidated financial statements.

Bank-Owned Life Insurance ("BOLI"). We invest in BOLI to provide us with a funding source for our benefit plan obligations. BOLI also generally provides us with non-taxable noninterest income. Applicable regulations generally limit our investment in BOLI to 25% of the Bank's Tier 1 capital plus our ACL, which in the aggregate was $207.6 million as of December 31, 2025. During the year ended December 31, 2025, the Bank surrendered $28.4 million of BOLI acquired from Provident, incurring $2.1 million in income tax and penalty expenses, but had not received the proceeds of the surrendered policies as of December 31, 2025. At December 31, 2025, we had $104.3 million in BOLI, representing 14.0% of the Bank's Tier 1 capital.

Other Securities. The FHLB is a cooperative bank that provides services to its member financial institutions. The primary reason for our membership in the FHLB is to gain access to a reliable source of wholesale funding and as a tool to manage interest rate risk. We held an investment in FHLB stock of $10.3 million and $6.7 million as of December 31, 2025 and 2024, respectively.

The amount of stock we are required to purchase is in proportion to our FHLB borrowings and level of total assets. Accordingly, the increase in the FHLB stock from December 31, 2024 to December 31, 2025 is due to the increase in FHLB borrowings. The FHLB may declare dividends from time to time.

We maintain shares in the FRB of Boston in order to meet criteria for membership in the Federal Reserve System. Dividends are paid semi-annually at the statutory rate of 6.0%.

At December 31, 2025, we held 125,538 shares of stock in the approximate amount of $6.3 million, compared to 242,844 shares of stock in the approximate amount of $12.1 million at December 31, 2024.

We also invest in certain equity method investments which offer favorable tax treatment. See Note 3 to the notes to the consolidated financial statements.

Sources of Funds

General. Deposits have traditionally been our primary source of funds for use in lending and investment activities. We also use borrowings and brokered deposits to supplement cash flow needs, lengthen the maturities of liabilities for interest rate risk purposes and to manage the cost of funds. In addition, we receive funds from scheduled loan payments, investment payments/maturities, loan prepayments, loan sales, retained earnings and income on earning assets.

While scheduled loan payments and income on interest-earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition.

Deposits. Our deposits are generated primarily from residents and businesses within our primary deposit market area. We offer a selection of deposit accounts, including noninterest-bearing and interest-bearing demand accounts, money market accounts, savings accounts and certificates of deposit including IRAs. Deposit account terms vary, with the principal differences being the minimum balance required, the amount of time the funds must remain on deposit and the interest rate. In recent years, we have also utilized brokered deposits as a non-retail funding source to fund our operations. These non-core funding sources are not relationship-based accounts and are generally more price-sensitive than our core deposits, which we consider all deposits other than brokered deposits. Therefore, these brokered deposits carry a greater risk of non-renewal than our core deposits. At December 31, 2025, our core deposits were $5.32 billion, representing 90.8% of total deposits, compared to $3.87 billion, and 92.6%, of total deposits at December 31, 2024. At December 31, 2025 and 2024, we had $535.7 million and $309.8 million of brokered deposits, respectively.

At December 31, 2025 and 2024, we believe that our highest concentration of industry-specific deposits was from cannabis-related relationships. At December 31, 2025, we had 525 cannabis-related deposit relationships totaling $453.0 million, or 7.7% of total deposits, of which $367.9 million were directly related to the cannabis industry (e.g., growing, transporting, packaging, distributing, or selling cannabis), $85.1 million were indirectly related to the cannabis industry, compared to December 31, 2024, where we had 568 cannabis-related deposit relationships totaling $395.2 million, or 9.5% of total deposits, of which $331.6 million were directly related to the cannabis industry (e.g., growing, transporting, packaging, distributing, or selling cannabis) and $63.6 million were indirectly related to the cannabis industry. At December 31, 2025 and 2024, we do not believe that we have significant concentrations among our larger deposit accounts from venture capital funds, or their portfolio companies, or from out-of-market businesses.

Interest rates, maturity terms, service fees and withdrawal penalties are established on a periodic basis. Deposit rates and terms are based primarily on current operating strategies and market rates, liquidity requirements, rates paid by competitors and growth goals. The flow of deposits is influenced significantly by general economic conditions, changes in interest rates and competition. The variety of deposit accounts that we offer allows us to be competitive in generating deposits and to respond with flexibility to changes in our customers' demands.

Our ability to gather deposits is impacted by the competitive market in which we operate, which includes numerous financial institutions of varying sizes offering a wide range of products. We believe that deposits are a stable source of funds, but our ability to attract and maintain deposits at favorable rates will be affected by market conditions, including competition and prevailing interest rates.

The following table sets forth the distribution of total deposits, by account type, at the dates indicated:

	At December 31,					
	2025			2024		
	Amount	Percent	Average Rate	Amount	Percent	Average Rate
	(Dollars in thousands)					
Deposits:						
Noninterest-bearing demand deposits	$ 824,403	14.08 %	— %	$ 623,400	14.92 %	— %
Savings accounts	208,672	3.56	0.44	108,685	2.60	0.05
NOW accounts	664,719	11.36	0.33	481,539	11.53	0.18
Money market accounts	1,650,849	28.20	3.55	1,000,748	23.95	3.88
Time deposits	2,504,891	42.79	4.31	1,963,280	46.99	4.93
Total deposits	$ 5,853,534	100.00 %	2.96 %	$ 4,177,652	100.00 %	3.28 %

As of December 31, 2025 and 2024, the aggregate amount of time deposits we had in amounts greater than $250,000, which is the maximum amount for Federal Deposit Insurance Corporation ("FDIC") insurance, was $772.9 million and $694.1 million, respectively.

The following table sets forth, by time remaining until maturity, the portion of our time deposits that are in excess of the FDIC insurance limit at December 31, 2025:

	December 31, 2025 (in thousands)
Maturity period:	
Three months or less	$ 241,628
Over three months through six months	339,361
Over six months through 12 months	179,798
Over 12 months	12,127
Total	$ 772,914

All of our deposits are fully insured due to the additional insurance provided to the Bank, under the Deposit Insurance Fund ("DIF"), a private industry-sponsored insurance fund in Massachusetts that insures all deposits at the Bank above FDIC limits. Effective April 25, 2025, the Bank exited from the DIF due to the fact that the aggregate amount of our deposits in excess of the FDIC limit (which is $250,000 per depositor) exceeded the threshold as established by the DIF. The result was that these excess deposits will no longer receive insurance above FDIC-limits, beginning one year after such exit or upon the next maturity date, and excess deposit insurance was limited to the balance on the date the Bank formally exited the DIF.

Borrowing Capacity. As a member of the FHLB, the Bank is eligible to obtain advances upon the security of the FHLB common stock owned and certain pledged one-to-four-family residential mortgage, commercial real estate and multifamily loans, provided certain standards related to credit-worthiness have been met. FHLB advances are available pursuant to several credit programs, each of which has its own interest rate and range of maturities.

At December 31, 2025 and 2024, we had the ability to borrow an additional $913.7 million and $754.1 million from the FHLB, respectively, subject to certain collateral requirements and had outstanding advances of $196.2 million and $120.8 million at December 31, 2025 and 2024, respectively. At December 31, 2025 and 2024 we also had an additional line of credit from the FHLB in the amount of $6.1 million. We had no borrowings outstanding under this line of credit at December 31, 2025 and 2024.

Additionally, we have a line of credit agreement with the FRB of Boston for usage of the discount window. The terms of the agreement call for the pledging of certain assets for any and all obligations of the Company under the agreement. At December 31, 2025 and 2024, there were no borrowings outstanding under this agreement.

During the year ended December 31, 2025, the Company received approval from the FRB under its Borrower in Custody ("BIC") program, which allowed the Company to pledge $1.64 billion of commercial real estate and multi-family loans to the FRB, which provides the Company with additional borrowing capacity of $939.5 million.

At December 31, 2024 we had secured FRB Discount Window borrowing capacity of $49.6 million through the pledging of investment securities. Under the Company's Liquidity Policy, we test access to all off-balance sheet liquidity sources periodically, but no less than annually.

Subsidiary and Other Activities

Needham Bank is the wholly-owned subsidiary of NB Bancorp, Inc.

Needham Bank has five subsidiaries: Needco-op Investment Corporation, Inc. ("Needco"), a Massachusetts corporation, which is engaged in the buying, selling and holding of securities. The income earned on Needco's securities is subject to a significantly lower rate of state tax than that assessed on income earned on securities maintained at the Bank. At December 31, 2025 and 2024, Needco had total assets of $101.6 million and $96.3 million, respectively, substantially all of which were in securities, federal funds, and cash to be invested.

The Bank's other subsidiaries are Eaton Square Realty LLC, which hold certain real estate investments for the Bank, and 1892 Investments LLC, which hold certain investor tax credit investments and is a disregarded entity for accounting and tax purposes.

These entities enable us to segregate certain assets for management purposes, and/or borrow against assets or stock of these entities for liquidity purposes. As part of the Provident Acquisition, the Bank acquired Provident Security Corporation and 5 Market Street Security Corporation, which were used by Provident to buy, sell and hold securities, but are now inactive.

Expense and Tax Allocation

Needham Bank has entered into an agreement with NB Bancorp to provide it with certain administrative support services for compensation not less than the fair market value of the services provided. In addition, Needham Bank and NB Bancorp have entered into an agreement to establish a method for allocating and for reimbursing the payment of their consolidated tax liability.

Personnel

At December 31, 2025 and 2024, we had 526 and 376 full-time equivalent employees, respectively. Our employees are not represented by any collective bargaining group. Management believes that we have a good working relationship with our employees.


SUPERVISION AND REGULATION


General

The Bank is a Massachusetts-chartered cooperative bank and is the wholly owned subsidiary of the Company, which is a Maryland corporation, and a registered bank holding company. The Bank's deposits are insured up to applicable limits by the FDIC and by the Massachusetts DIF, a private industry-sponsored insurance fund, for amounts in excess of the FDIC insurance limits, through April 2026 when the Bank will exit the DIF. The Bank is subject to extensive regulation by the Massachusetts Division of Banks, as its chartering agency, and by the Federal Reserve Board, its primary federal regulator. It is also regulated by the FDIC as the insurer of its deposit accounts. The Bank must also comply with consumer protection regulations issued by the Consumer Financial Protection Bureau, as enforced by the Federal Reserve Board. The Bank is required to file reports with, and is periodically examined by, the Federal Reserve Board and the Commissioner of the Massachusetts Division of Banks (the "Commissioner") concerning its activities and financial condition and must obtain regulatory approvals prior to entering into certain transactions, including, but not limited to, mergers with or acquisitions of other financial institutions.

As a registered bank holding company, the Company is regulated by the Federal Reserve Board. The Bank also is a member of and owns stock in the FHLB of Boston, which is one of the eleven regional banks in the FHLB System.

Under this system of regulation, the regulatory authorities have extensive discretion in connection with their supervisory, enforcement, rulemaking and examination activities and policies, including rules or policies that: establish minimum capital levels; restrict the timing and amount of dividend payments; govern the classification of assets; provide oversight for the adequacy of loan loss reserves for regulatory purposes and the adequacy of its risk management framework; and establish the timing and amounts of assessments and fees imposed by the regulatory agencies. Moreover, as part of their examination authority, the banking regulators assign numerical ratings to banks and savings institutions relating to capital, asset quality, management, liquidity, earnings and other factors. These ratings rely on the supervisor's judgment and the receipt of a less than satisfactory rating in one or more categories may result in enforcement action by the banking regulators against a financial institution. A less than satisfactory rating may also prevent a financial institution, such as the Bank or its holding company, from obtaining necessary regulatory approvals to access the capital markets, pay dividends, acquire other financial institutions or establish new branches.

In addition, we must comply with significant anti-money laundering and anti-terrorism laws and regulations, Community Reinvestment Act ("CRA") laws and regulations, and fair lending laws and regulations. Government agencies have the authority to impose monetary penalties and other sanctions on institutions that fail to comply with these laws and regulations, which could significantly affect our business activities, including our ability to acquire other financial institutions or expand our branch network.

As a bank holding company, the Company is required to comply with the Bank Holding Company Act of 1956, as amended ("BHCA"), and the rules and regulations of the Federal Reserve Board. It is required to file certain reports with the Federal Reserve Board and is subject to examination by and the enforcement authority of the Federal Reserve Board. Additionally, the Federal Reserve Board may directly examine the subsidiaries of a bank holding company, including the Bank. The Company will also be subject to the rules and regulations of the Securities and Exchange Commission ("SEC") under the federal securities laws.

Any change in applicable laws or regulations, whether by the Massachusetts legislature, the Commissioner, the Consumer Financial Protection Bureau, the FDIC, the Federal Reserve Board, the SEC or Congress, could have a material adverse impact on the operations and financial performance of the Company and the Bank.

Set forth below is a brief description of material regulatory requirements that are applicable to the Bank and the Company. The description is limited to certain material aspects of the statutes and regulations addressed, and is not intended to be a complete description of such statutes and regulations and their effects on the Bank and the Company.

Massachusetts Banking Laws and Supervision Applicable to the Bank

General. As a Massachusetts-chartered cooperative bank, the Bank is subject to supervision, regulation and examination by the Commissioner and to various Massachusetts statutes and regulations which govern, among other things, investment powers, lending and deposit-taking activities, borrowings, maintenance of surplus and reserve accounts, distribution of earnings and payment of dividends. In addition, the Bank is subject to Massachusetts consumer protection, CRA, civil rights laws and regulations. The approval of the Commissioner is required for a Massachusetts-chartered bank to establish or close branches, merge with other financial institutions, issue stock and undertake certain other activities.

Massachusetts regulations generally allow Massachusetts banks, with appropriate regulatory approvals, to engage in activities permissible for federally chartered banks or banks chartered by another state. The Commissioner also has adopted procedures reducing regulatory burdens and expense and expediting branching by well-capitalized and well-managed banks.

Lending Activities. A Massachusetts-chartered bank may make a wide variety of mortgage loans including fixed-rate loans, adjustable-rate loans, variable-rate loans, participation loans, graduated payment loans, construction and development loans, condominium and co-operative loans, second mortgage loans and other types of loans that may be made in accordance with applicable regulations. Commercial loans may be made to corporations and other commercial enterprises with or without security. Consumer and personal loans may also be made with or without security.

Dividends. A Massachusetts stock bank may declare cash dividends from net profits not more frequently than quarterly. Noncash dividends may be declared at any time. No dividends may be declared, credited or paid if a bank's capital stock is impaired.

The approval of the Commissioner is required if the total of all dividends declared in any calendar year exceeds the total of its net profits for that year combined with its retained net profits of the preceding two years. Dividends from the Company may depend, in part, upon receipt of dividends from the Bank. The payment of dividends from the Bank would be restricted by federal law if the payment of such dividends resulted in the Bank failing to meet regulatory capital requirements.

Liquidation Account Effect on Dividends. As a result of the conversion of NB Financial, MHC, the predecessor holding company of Needham Bank, from a mutual into a stock holding company in connection with our IPO (the "Conversion"), NB Bancorp, Inc. may not declare or pay a cash dividend on, or repurchase any of its capital shares if the effect thereof would cause its net worth to be reduced below (i) the amount required for the liquidation account established by NB Bancorp, Inc. in connection with the IPO ("Liquidation Account") or (ii) the regulatory capital requirements of NB Bancorp, Inc. (to the extent applicable).

The Liquidation Account was designed to provide payments to depositors of their liquidation interests, if any, in the event of a liquidation of (a) NB Bancorp, Inc. and Needham Bank, or (b) Needham Bank. Under the plan of conversion of NB Financial, MHC in connection with the Conversion, eligible account holders received an interest in a liquidation account maintained by NB Bancorp, Inc. in an amount equal to (i) NB Financial, MHC's ownership interest in Needham Bank's total shareholders' equity as of the date of the latest statement of financial condition included in our IPO prospectus, plus (ii) the value of the net assets of NB Financial, MHC as of the date of the latest statement of financial condition of NB Financial, MHC prior to the consummation of the conversion (excluding its ownership of Needham Bank). NB Financial, MHC's plan of conversion also provided for the establishment of a parallel liquidation account maintained at Needham Bank to support NB Bancorp, Inc.'s liquidation account in the event NB Financial, Inc. does not have sufficient assets to fund its obligations under NB Financial, Inc.'s liquidation account. NB Bancorp, Inc. and Needham Bank hold the Liquidation Account for the benefit of eligible account holders who have continued to maintain deposits in Needham Bank following completion of the conversion.

Share Repurchases. The Company may not repurchase any of its capital stock if the effect thereof would cause its net worth to be reduced below (i) the amount required for the Liquidation Account or (ii) the regulatory capital requirements of NB Bancorp, Inc. (to the extent applicable).

On January 22, 2026, we announced the approval from our Board of Directors for our most recent share repurchase program. The program authorized the purchase of up to 2,288,509 shares, or 5.0% of our then-outstanding shares of common stock. Repurchases will be made at management's discretion at prices management considers to be attractive and in the best interests of both the Company and its shareholders, subject to the availability of shares, general market conditions, the trading price of the stock, alternative uses for capital, and the Company's financial performance. Open market purchases may be subject to the limitations set forth in Rule 10b-18 of the SEC and other applicable legal requirements. The timing and amount of share repurchases under the share repurchase plan may be suspended, terminated or modified by the Company at any time for any reason, including market conditions, the cost of repurchasing shares, the availability of alternative investment opportunities, liquidity, and other factors deemed appropriate. These factors may also affect the timing and amount of share repurchases.

Loans-to-One Borrower Limitations. Massachusetts banking law grants broad lending authority. However, with certain limited exceptions, total obligations to one borrower may not exceed 20% of the total of an institution's capital stock (if any), surplus and undivided profits. The Commissioner applies the Office of the Comptroller of the Currency's attribution rules to a borrower's related interests. At December 31, 2025, the Bank was in compliance with the loans-to-one borrower limitations.

Loans to a Bank's Insiders. Under Massachusetts law, a Massachusetts-chartered bank must comply with Regulation O of the Federal Reserve Board and the Commissioner retains examination and enforcement authority to ensure compliance.

Investment Activities. In general, Massachusetts-chartered banks may invest in preferred and common stock of any corporation organized under the laws of the United States or any state provided such investments do not involve control of any corporation and do not, in the aggregate, exceed 4% of a bank's deposits. Federal law imposes additional restrictions on the Bank's investment activities.

Regulatory Enforcement Authority. Any Massachusetts bank that does not operate in accordance with the regulations, policies and directives of the Commissioner may be subject to sanctions for noncompliance, including revocation of its charter. The Commissioner may, under certain circumstances, suspend or remove officers or directors who have violated the law, conducted the bank's business in an unsafe or unsound manner or contrary to the depositors' interests or been negligent in the performance of their duties. Upon finding that a bank has engaged in an unfair or deceptive act or practice, the Commissioner may issue an order to cease and desist and impose a fine on the bank concerned. The Commissioner also has authority to take possession of a bank and appoint the FDIC as receiver under certain conditions such as an unsafe and unsound condition to transact business, the conduct of business in an unsafe or unauthorized manner or impaired capital.

In addition, Massachusetts consumer protection and civil rights statutes applicable to the Bank permit private individual and class action lawsuits and provide for the rescission of consumer transactions, including loans, and the recovery of statutory and punitive damages and attorneys' fees in the case of certain violations of those statutes.

Excess Deposit Insurance Fund. Massachusetts-chartered cooperative banks are members of the DIF, a private industry-sponsored insurance fund in Massachusetts that insures all deposits at the Bank above FDIC limits. Effective April 25, 2025, the aggregate amount of our deposits in excess of the federal deposit insurance limit (which is $250,000 per depositor) exceeded the threshold as established by the DIF, requiring us to exit from the DIF resulting in these excess deposits no longer being insured above FDIC-limits, beginning one year after such exit or until the next maturity date.

Protection of Personal Information. Massachusetts banking regulations contain requirements intended to protect personal information and are similar to federal laws such as the Gramm-Leach-Bliley Act, discussed below under "Federal Regulations Applicable to the Bank" and "Other Regulations," that require organizations to establish written information security programs to prevent identity theft. The Massachusetts regulation also contains technology system requirements, especially for the encryption of personal information sent over wireless or public networks or stored on portable devices.

Insurance Sales. Massachusetts banks may engage in insurance sales activities if the Commissioner has approved a plan of operation for insurance activities and the bank obtains a license from the Massachusetts Division of Insurance. A bank may be licensed directly or indirectly through an affiliate or a subsidiary corporation established for this purpose. The Bank does not currently sell insurance products, and has not sought approval for direct insurance sales activities. The Bank is licensed to solicit and refer potential insurance customers to an unaffiliated, third-party licensed insurance producer.

Parity Regulation. A Massachusetts bank may exercise, with appropriate regulatory approvals, any power and engage in any activity that has been authorized for national banks, federal thrifts or state banks in a state other than Massachusetts, provided that the activity is permissible under applicable federal law and not specifically prohibited by Massachusetts law. Such powers and activities must be subject to the same limitations and restrictions imposed on the national bank, federal thrift or out-of-state bank that exercised the power or activity. Massachusetts has other statutes or regulations that are similar to certain of the federal provisions discussed below.

Federal Regulations Applicable to the Bank

Capital Requirements. Federal regulations require federally insured depository institutions to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio of 4.5%, a Tier 1 capital to risk-based assets ratio of 6.0%, a total capital to risk-based assets ratio of 8.0%, and a Tier 1 capital to total assets leverage ratio of 4.0%.

In determining the amount of risk-weighted assets for calculating risk-based capital ratios, all assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests) are multiplied by a risk-weight factor assigned by the regulations based on the risks believed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. Common equity Tier 1 capital is generally defined as common stockholders' equity and related surplus and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and additional Tier 1 capital. Additional Tier 1 capital includes certain non-cumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus, meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the ACL limited to a maximum of 1.25% of risk-weighted assets. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations. In assessing an institution's capital adequacy, the FDIC takes into consideration not only these numeric factors, but qualitative factors as well, and has the authority to establish higher capital requirements for individual institutions where deemed necessary.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements.

Capital Distributions. The Federal Deposit Insurance Act ("FDIA") generally provides that an insured depository institution may not make any capital distributions if, after making such distributions, the institution would fail to meet any applicable regulatory capital requirement. Unless the approval of the Federal Reserve Board is obtained, the Bank may not declare or pay a dividend if the total of all dividends declared during the calendar year, including the proposed dividend, exceeds the sum of its net income during the current calendar year and the retained net income of the prior two calendar years. Payments of dividends by the Bank are also subject to other banking law restrictions, such as the Federal Reserve Board's authority to prevent a bank from paying dividends if such payment would constitute an unsafe or unsound banking practice or reduce a bank's capital below safe and sound levels and Massachusetts banking law restrictions, which require dividends to be paid from net profits for the current and two previous years, and which preclude a Massachusetts bank from paying dividends if its capital is, or would become, impaired.

CRA and Fair Lending Laws. All insured depository institutions have a responsibility under the CRA and related regulations to help meet the credit needs of their communities, including low- and moderate-income borrowers, consistent with its safe and sound banking operations. The Federal Reserve Board's CRA regulations are generally based upon objective criteria of the performance of institutions under three key assessment tests: (i) a lending test, to evaluate the institution's record of making loans in its service areas; (ii) an investment test, to evaluate the institution's record of investing in community development projects, affordable housing, and programs benefiting low- or moderate-income individuals and businesses; and (iii) a service test, to evaluate the institution's delivery of services through its branches, ATMs and other offices. The Federal Reserve Board is required to assess the Bank's record of compliance with the CRA. An institution's failure to comply with the provisions of the CRA could, at a minimum, result in denial of certain corporate applications such as branches or mergers, or in restrictions on its activities. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the Federal Reserve Board, as well as other federal regulatory agencies and the Department of Justice. The CRA requires all institutions insured by the FDIC to publicly disclose their rating. The Bank received a "Satisfactory" CRA rating in its most recent federal examination.

Massachusetts has its own statutory counterpart to the CRA which is also applicable to the Bank. The Massachusetts version is generally similar to the CRA but utilizes a five-tiered descriptive rating system. Massachusetts law requires the Commissioner to consider, but not be limited to, a bank's record of performance under Massachusetts law in considering any application by the bank to establish a branch or other deposit-taking facility, to relocate an office or to merge or consolidate with or acquire the assets and assume the liabilities of any other banking institution. The Bank's most recent CRA performance rating, in March 2025, under Massachusetts law was "High Satisfactory."

Transactions with Related Parties. An insured depository institution's authority to engage in transactions with its affiliates is generally limited by Sections 23A and 23B of the Federal Reserve Act and federal regulation. An affiliate is generally a company that controls, or is under common control with, an insured depository institution such as the Bank. The Company is an affiliate of the Bank because of its control of the Bank. In general, transactions between an insured depository institution and its affiliates are subject to certain quantitative limits and collateral requirements. In addition, federal regulations prohibit a state-chartered bank from lending to any of its affiliates that are engaged in activities that are not permissible for bank holding companies and from purchasing the securities of any affiliate, other than a subsidiary. Finally, transactions with affiliates must be consistent with safe and sound banking practices, not involve the purchase of low-quality assets and be on terms that are as favorable to the institution as comparable transactions with non-affiliates.

The Bank's authority to extend credit to its directors, executive officers and 10% stockholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board. Among other things, these provisions generally require that extensions of credit to insiders:

- be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features; and

- not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the Bank's capital.

In addition, extensions of credit in excess of certain limits must be approved by the Bank's Board of Directors. Extensions of credit to executive officers are subject to additional limits based on the type of extension involved.

Enforcement. The Federal Reserve Board has extensive enforcement authority over insured state member banks. The enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations, breaches of fiduciary duty and unsafe or unsound practices. The Federal Reserve Board is required, with certain exceptions, to appoint a receiver or conservator for an insured state non-member bank if that bank was "critically undercapitalized" on average during the calendar quarter beginning 270 days after the date on which the institution became "critically undercapitalized." The Federal Reserve Board may also appoint itself as conservator or receiver for an insured state non-member bank under specified circumstances, including: (1) insolvency; (2) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (3) existence of an unsafe or unsound condition to transact business; (4) insufficient capital; or (5) the incurrence of losses that will deplete substantially all of the institution's capital with no reasonable prospect of replenishment without federal assistance.

Standards for Safety and Soundness. Federal law requires each federal banking agency to prescribe certain standards for the insured depository institutions they supervise. These standards relate to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, compensation and benefits, and other operational and managerial standards as the agency deems appropriate. Interagency guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired.

If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. If an institution fails to meet these standards, the appropriate federal banking agency may require the institution to implement an acceptable compliance plan. Failure to implement such a plan can result in further enforcement action, including the issuance of a cease and desist order and/or the imposition of civil money penalties.

Branching. Federal law permits insured state banks to engage in interstate branching if the laws of the state where the new banking office is to be established would permit the establishment of the banking office if it were chartered by a bank in such state.

Under current Massachusetts law, the Bank can establish a branch in Massachusetts or in any other state. All branch applications require prior approval of the Commissioner and the FDIC. Finally, the Bank may also establish banking offices in other states by merging with banks or by purchasing banking offices of other banks in other states, subject to certain restrictions.

Acquisitions. Prior approval from the Commissioner and Federal Reserve Board is required in order for the Bank to acquire another bank. Well capitalized and well managed banks may acquire other banks in any state, subject to certain deposit concentration limits and other conditions, pursuant to the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, as amended by the Dodd-Frank Act.

Activities and Investments of Insured State-Chartered Member Banks. The Federal Reserve Act generally limits the types of equity investments a Federal Reserve member bank, such as the Bank, may make, and the Federal Deposit Insurance Act generally limits the kinds of activities in which such an FDIC-insured state-chartered bank may engage, as a principal, to those that are permissible for national banks. Further, the Gramm-Leach-Bliley Act permits national banks and state banks, to the extent permitted under state law, to engage via financial subsidiaries in certain activities that are permissible for subsidiaries of a financial holding company. In order to form a financial subsidiary, a state-chartered bank must be "well capitalized," and such banks must comply with certain capital deduction, risk management and affiliate transaction rules, among other requirements.

Brokered Deposits. The FDIA and FDIC regulations generally limit the ability of an insured depository institution to accept, renew or roll over any brokered deposit unless the institution's capital category is "well capitalized" or, with the FDIC's approval, "adequately capitalized." Depository institutions that have brokered deposits in excess of 10% of total assets may be subject to increased FDIC deposit insurance premium assessments. However, for institutions that are well capitalized and have a CAMELS composite rating of 1 or 2, reciprocal deposits are deducted from brokered deposits. Section 202 of the Economic Growth Act, which was enacted in 2018, amends the FDIA to exempt a capped amount of reciprocal deposits from treatment as brokered deposits for certain insured depository institutions.

Prompt Corrective Action. Federal law requires, among other things, that federal banking agencies take "prompt corrective action" with respect to institutions that do not meet minimum capital requirements. For this purpose, the Federal Reserve Board's regulations establish five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Under applicable regulations, an institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater, a leverage ratio of 5.0% or greater and a common equity Tier 1 ratio of 6.5% or greater. An institution is "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, a leverage ratio of 4.0% or greater and a common equity Tier 1 ratio of 4.5% or greater. An institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a leverage ratio of less than 4.0% or a common equity Tier 1 ratio of less than 4.5%%. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a leverage ratio of less than 3.0% or a common equity Tier 1 ratio of less than 3.0%. An institution is considered to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2.0%.

At each successive lower capital category, an insured depository institution is subject to more restrictions and prohibitions, including restrictions on growth, restrictions on interest rates paid on deposits, restrictions or prohibitions on the payment of dividends, and restrictions on the acceptance of brokered deposits. Furthermore, if an insured depository institution is classified in one of the undercapitalized categories, it is required to submit a capital restoration plan to the appropriate federal banking agency, and the holding company must guarantee the performance of that plan. Based upon its capital levels, a bank that is classified as well-capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment. An undercapitalized bank's compliance with a capital restoration plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5.0% of the institution's total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." "Significantly undercapitalized" banks must comply with one or more of a number of additional restrictions, including a regulatory order to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, ceasing receipt of deposits from correspondent banks, dismissal of directors or officers, and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. "Critically undercapitalized" institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains such status.

The previously referenced final rule establishing an elective community bank leverage ratio regulatory capital framework provides that a qualifying institution whose capital exceeds the community bank leverage ratio and opts to use that framework will be considered "well-capitalized" for purposes of prompt corrective action.

At December 31, 2025, the Bank did not meet the requirement for the community bank leverage ratio framework due to its unfunded loan commitments being over 25% of its capital for more than two consecutive quarters. As a result, the Bank operated under the risk-based framework for the years ended December 31, 2025 and 2024. At December 31, 2025 and 2024, the Bank met the criteria for being considered "well capitalized."

Insurance of Deposit Accounts. The Deposit Insurance Fund of the FDIC insures deposits at FDIC-insured financial institutions such as the Bank, generally up to a maximum of $250,000 per separately insured depositor. The FDIC charges insured depository institutions premiums to maintain the Deposit Insurance Fund. Under the FDIC's risk-based assessment system, institutions deemed less risky of failure pay lower assessments. Assessments for institutions of less than $10 billion of assets are based on financial measures and supervisory ratings derived from statistical modeling estimating the probability of an institution's failure within three years.

The FDIC has authority to increase insurance assessments. Any significant increases would have an adverse effect on the operating expenses and results of operations of the Bank. During the years ended December 31, 2025 and 2024, the FDIC insurance expense for the Bank was $2.7 million and $2.2 million, respectively. We cannot predict what assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Reserve Board. The Bank does not know of any practice, condition or violation that may lead to termination of its deposit insurance.

Privacy Regulations. Federal regulations generally require that the Bank disclose its privacy policy, including identifying with whom it shares a customer's "non-public personal information," to customers at the time of establishing the customer relationship. The Bank currently has a privacy protection policy in place, provides each new customer with this policy at the time of an initial account opening, and believes that such policy is in compliance with applicable regulations. Most states, including Massachusetts, have enacted legislation concerning breaches of data security and the duties of the Bank in response to a data breach. Congress continues to consider federal legislation that would require consumer notice of data security breaches. In addition, Massachusetts has promulgated data security regulations with respect to personal information of their residents.

Pursuant to the Fair and Accurate Credit Transactions Act (the "FACT Act"), the Bank had to develop and implement a written identity theft prevention program to detect, prevent, and mitigate identity theft in connection with the opening of certain accounts or certain existing accounts. Additionally, the FACT Act amended the Fair Credit Reporting Act to generally prohibit a person from using information received from an affiliate to make a solicitation for marketing purposes to a consumer, unless the consumer is given notice and a reasonable opportunity and method to opt out of the making of such solicitations.

Anti-Money Laundering - The Bank Secrecy Act. Under the Bank Secrecy Act ("BSA"), a financial institution is required to have systems in place to detect certain transactions, based on the size and nature of the transaction. Financial institutions are generally required to report to the U.S. Treasury any cash transactions involving at least $10,000. In addition, financial institutions are required to file suspicious activity reports for any transaction or series of transactions that involve more than $5,000 and which the financial institution knows, suspects or has reason to suspect involves illegal funds, is designed to evade the requirements of the BSA or has no lawful purpose. The USA PATRIOT Act, which amended the BSA, together with the implementing regulations of various federal regulatory agencies, has caused financial institutions, such as the Bank, to adopt and implement additional policies or amend existing policies and procedures with respect to, among other things, anti-money laundering compliance, suspicious activity reporting, currency transaction reporting, customer identity verification and customer risk analysis. In evaluating an application to acquire a bank or to merge banks or effect a purchase of assets and assumption of deposits and other liabilities, the applicable federal banking regulator must consider the anti-money laundering compliance record of both the applicant and the target. In addition, under the USA PATRIOT Act financial institutions are required to take steps to monitor their correspondent banking and private banking relationships as well as, if applicable, their relationships with "shell banks."

Office of Foreign Assets Control ("OFAC"). The U.S. has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. These sanctions, which are administered by OFAC, take many different forms. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on "U.S. persons" engaging in financial or other transactions relating to a sanctioned country or with certain designated persons and entities; (ii) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons); and (iii) restrictions on transactions with or involving certain persons or entities. Blocked assets (for example, property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences for the Bank.

Prohibitions Against Tying Arrangements. The Bank is prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

Consumer Protection and Fair Lending Regulations. The Bank is subject to a variety of federal and Massachusetts statutes and regulations that are intended to protect consumers and prohibit discrimination in the granting of credit. These statutes and regulations provide for a range of sanctions for non-compliance with their terms, including imposition of administrative fines and remedial orders, and referral to the Attorney General for prosecution of a civil action for actual and punitive damages and injunctive relief.

Certain of these statutes, including Section 5 of the Federal Trade Commission Act, which prohibits unfair and deceptive acts and practices against consumers, authorize private individual and class action lawsuits and the award of actual, statutory and punitive damages and attorneys' fees for certain types of violations. Federal laws also prohibit unfair, deceptive or abusive acts or practices against consumers, which can be enforced by the Consumer Financial Protection Bureau, the Federal Reserve Board, the FDIC and state attorney general.

Compensation Practices. Our compensation practices are subject to oversight by the Federal Reserve Board and the FDIC. The federal banking regulators have provided guidance designed to ensure that incentive compensation arrangements at banking organizations take into account risk and are consistent with safe and sound practices.

The guidance sets forth the following three key principles with respect to incentive compensation arrangements: (i) the arrangements should provide employees with incentives that appropriately balance risk and financial results in a manner that does not encourage employees to expose their organizations to imprudent risk; (ii) the arrangements should be compatible with effective controls and risk management; and (iii) the arrangements should be supported by strong corporate governance. The guidance provides that supervisory findings with respect to incentive compensation will be incorporated, as appropriate, into the organization's supervisory ratings, which can affect its ability to make acquisitions or perform other actions. The guidance also provides that enforcement actions may be taken against a banking organization if its incentive compensation arrangements or related risk management, control or governance processes pose a risk to the organization's safety and financial weakness. The federal banking agencies have yet to adopt regulations implementing the executive compensation provisions of the Dodd Frank Act. Additionally, federal securities regulations promulgated by the SEC require disclosures pertaining to executive compensation, including executive compensation paid to certain executive officers, the relationship of executive compensation to company financial performance, and our executive compensation policies and practices.

Other Regulations

Interest and other charges collected or contracted for by the Bank are subject to state usury laws and federal laws concerning interest rates. Loan operations are also subject to state and federal laws applicable to credit transactions, such as the:

- Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

- Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies; and

- Rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The deposit operations of the Bank also are subject to, among others, the:

- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check; and

- Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Federal Reserve System

Historically, the Federal Reserve Board regulations required depository institutions to maintain interest-earning reserves against their transaction accounts. However, in March of 2020, the Federal Reserve Board eliminated reserve requirements and therefore there was no minimum reserve requirement as of December 31, 2025. The Federal Reserve Board has stated that it has no plans to re-impose reserve requirements. However, they may adjust reserve requirement ratios in the future if conditions warrant. The annual interest rate on reserve balances was 3.65% as of December 31, 2025.

FHLB System

The Bank is a member of the FHLB System, which consists of eleven regional FHLBs. The FHLBs provide central credit facilities primarily for member institutions. Members of an FHLB are required to acquire and hold shares of capital stock in their FHLB. The Bank complied with this requirement at December 31, 2025 and 2024. Based on redemption provisions of the FHLB of Boston, the stock has no quoted market value and is carried at cost.

The Bank reviews for impairment, based on the ultimate recoverability, the cost basis of the FHLB of Boston stock. At December 31, 2025 and 2024, no impairment had been recognized.

Bank Holding Company Regulation

The Company is a bank holding company within the meaning of the BHCA. As such, the Company is registered with the Federal Reserve Board and is subject to regulations, examinations, supervision and reporting requirements applicable to bank holding companies. In addition, the Federal Reserve Board has enforcement authority over the Company. and its non-bank subsidiaries. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a serious risk to the Bank.

A bank holding company is generally prohibited from engaging in non-banking activities, or acquiring direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

Some of the principal activities that the Federal Reserve Board has determined by regulation to be so closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings association whose direct and indirect activities are limited to those permitted for bank holding companies.

The Company is subject to the Federal Reserve Board's capital adequacy guidelines for bank holding companies (on a consolidated basis). The Dodd-Frank Act required the Federal Reserve Board to promulgate consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to the depository institutions themselves. Consolidated regulatory capital requirements identical to those applicable to the subsidiary banks apply to bank holding companies.

By law, bank holding companies must act as a source of strength to their subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress. This support may be required at times when the Company may not have the resources to provide support to the Bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a bank subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

The Federal Reserve Board has issued supervisory policies regarding the payment of dividends and the repurchase of shares of common stock by bank holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. Regulatory guidance provides for prior regulatory consultation with respect to capital distributions in certain circumstances such as where the company's net income for the past four quarters, net of capital distributions previously paid over that period, is insufficient to fully fund the dividend or the company's overall rate of earnings retention is inconsistent with the company's capital needs and overall financial condition. The ability of a holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized.

The policy statement also states that a holding company should inform the Federal Reserve Board supervisory staff before redeeming or repurchasing common stock or perpetual preferred stock if the holding company is experiencing financial weaknesses or if the repurchase or redemption would result in a net reduction, at the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. These regulatory policies may affect the ability of the Company to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.

The Company is a legal entity separate and distinct from the Bank and any of its other subsidiaries. Revenues of the Company are derived primarily from dividends paid to it by the Bank and the Company's other subsidiaries.

The right of the Company, and consequently the right of shareholders of the Company, to participate in any distribution of the assets or earnings of its subsidiaries, through the payment of such dividends or otherwise, is subject to the prior claims of creditors of the subsidiaries, including, with respect to the Bank, depositors of the Bank, except to the extent that certain claims of the Company in a creditor capacity may be recognized.

Massachusetts Holding Company Regulation. Under Massachusetts banking laws, a company owning or controlling two or more banking institutions, including a cooperative bank, is regulated by the Commissioner as a bank holding company.

Each such bank holding company: (i) must obtain the approval of the Massachusetts Board of Bank Incorporation before engaging in certain transactions, such as the acquisition of more than 5% of the voting stock of another banking institution; (ii) must register, and file reports, with the Commissioner; and (iii) is subject to examination by the Commissioner. The Company would become a bank holding company regulated by the Commissioner if it acquires a second banking institution and holds and operates it separately from the Bank.

Change in Control Regulations

Under the Change in Bank Control Act, no person or group of persons may acquire "control" of a bank holding company, such as the Company, unless the Federal Reserve Board has been given 60 days prior written notice and has not issued a notice disapproving the proposed acquisition, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the institution's directors, or a determination by the regulator that the acquirer has the power, directly or indirectly, to exercise a controlling influence over the management or policies of the institution. There is a presumption of control upon the acquisition of 10% or more of a class of voting stock if the holding company involved has its shares registered under the Exchange Act, or, if the holding company involved does now have its shares registered under the Exchange Act, if no other persons will own, control or hold the power to vote a greater percentage of that class of voting security after the acquisition.

In addition, the BHCA prohibits any company from acquiring control of a bank or bank holding company without first having obtained the approval of the Federal Reserve Board. Among other circumstances, under the BHCA, a company has control of a bank or bank holding company if the company owns, controls or holds with power to vote 25% or more of a class of voting securities of the bank or bank holding company, controls in any manner the election of a majority of directors or trustees of the bank or bank holding company, or the Federal Reserve Board has determined, after notice and opportunity for hearing, that the company has the power to exercise a controlling influence over the management or policies of the bank or bank holding company.

The Federal Reserve Board has established presumptions of control under which the acquisition of control of 5% or more of a class of voting securities of a bank holding company, together with other factors enumerated by the Federal Reserve Board, could constitute the acquisition of control of a bank holding company for purposes of the BHCA.

Federal Securities Laws

The common stock of the Company is registered with the SEC. The Company is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Exchange Act.

The registration under the Securities Act of 1933 of shares of common stock issued in NB Bancorp, Inc.'s IPO under the Securities Act of 1933, as amended ("Securities Act") does not cover the resale of those shares. Shares of common stock purchased by persons who are not affiliates of NB Bancorp, Inc. may be resold without registration. Shares purchased by an affiliate of NB Bancorp, Inc. are subject to the resale restrictions of Rule 144 under the Securities Act ("Rule 144"). If NB Bancorp, Inc. meets the current public information requirements of Rule 144, each affiliate of NB Bancorp, Inc. that complies with the other conditions of Rule 144, including those that require the affiliate's sale to be aggregated with those of other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of the outstanding shares of NB Bancorp, Inc., or the average weekly volume of trading in the shares during the preceding four calendar weeks. In the future, NB Bancorp, Inc. may permit affiliates to have their shares registered for sale under the Securities Act.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 is intended to improve corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws.

We have policies, procedures and systems designed to comply with these regulations, and we review and document such policies, procedures and systems to ensure continued compliance with these regulations.

Intellectual Property

We protect our intellectual property rights by applying for and obtaining trademarks and service marks when appropriate. We believe that our name, our marks and our logo have significant value and are important to our operations, and we rely on protection of this intellectual property to maintain our competitive position. We monitor our trademarks and vigorously oppose the infringement of any of our marks as appropriate.

Emerging Growth Company Status

The Company is an emerging growth company. For as long as it continues to be an emerging growth company, it may choose to take advantage of exemptions from various reporting requirements applicable to public companies. These exemptions include, but are not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As an emerging growth company, the Company is also not subject to Section 404(b) of the Sarbanes-Oxley Act of 2002, which would require that our independent auditors audit our internal control over financial reporting. We have also elected to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Such an election is irrevocable during the period a company is an emerging growth company.

The Company will cease to be an emerging growth company upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of the completion of the conversion and offering; (ii) the first fiscal year after our annual gross revenues are $1.235 billion (adjusted for inflation) or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million at the end of the second quarter of that fiscal year.

TAXATION

Federal Taxation

General. The Company and the Bank are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize material federal income tax matters and is not a comprehensive description of the tax rules applicable to the Company and the Bank.

Method of Accounting. For federal income tax purposes, the Company currently reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31 for filing its federal income tax returns.

Alternative Minimum Tax. The Internal Revenue Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences, less an exemption amount, referred to as "alternative minimum taxable income." The alternative minimum tax is payable to the extent tax computed this way exceeds tax computed by applying the regular tax rates to regular taxable income. Net operating losses can, in general, offset no more than 90% of alternative minimum taxable income.

Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. The Tax Cuts and Jobs Act repealed the alternative minimum tax for income generated after January 1, 2018. At December 31, 2025, the Company had no minimum tax credit carryovers.

Net Operating Loss Carryovers. As a result of the Tax Cuts and Jobs Act generally, a financial institution may carry net operating losses forward indefinitely. At December 31, 2025, the Company had a $10.9 million federal net operating loss carryforward as part of the Provident acquisition.

Capital Loss Carryovers. A corporation cannot recognize capital losses in excess of capital gains generated. Generally, a financial institution may carry back capital losses to the preceding three taxable years and forward to the succeeding five taxable years. Any capital loss carryback or carryover is treated as a short-term capital loss for the year to which it is carried. As such, it is grouped with any other capital losses for the year to which it is carried and is used to offset any capital gains. Any undeducted loss remaining after the five-year carryover period is not deductible. At December 31, 2025, the Company had no capital loss carryovers.

Corporate Dividends. The Company may generally exclude from its income 100% of dividends received from Needham Bank as a member of the same affiliated group of corporations.

Audit of Tax Returns. The Bank's federal income tax returns, nor the consolidated returns of the Company or NB Financial, MHC's and NB Financial, Inc.'s, the Bank's former holding companies have not been audited in the most recent five-year period.

State Taxation

Financial institutions in Massachusetts file combined income tax returns with affiliated companies that are not security corporations. The Massachusetts excise tax rate for cooperative banks is currently 9.0% of federal taxable income, adjusted for certain items. Taxable income includes gross income as defined under the Internal Revenue Code, plus interest from bonds, notes and evidences of indebtedness of any state, including Massachusetts, less deductions, but not the credits, allowable under the provisions of the Internal Revenue Code, except for those deductions relating to dividends received and income or franchise taxes imposed by a state or political subdivision. Carryforwards and carrybacks of net operating losses and capital losses are not allowed. Neither the Company's nor the Bank's state tax returns, as well as those of its subsidiaries have not been audited in the most recent five-year period. A financial institution or business corporation is generally entitled to special tax treatment as a "security corporation" under Massachusetts law provided that: (a) its activities are limited to buying, selling, dealing in or holding securities on its own behalf and not as a broker; and (b) it has applied for, and received, classification as a "security corporation" by the Commissioner of the Massachusetts Department of Revenue. A security corporation that is also a bank holding company under the Internal Revenue Code must pay a tax equal to 0.33% of its gross income. A security corporation that is not a bank holding company under the Internal Revenue Code must pay a tax equal to 1.32% of its gross income. The Bank's wholly owned subsidiary, Needco-op Investment Corporation, which engages in securities transactions on its own behalf, is qualified as a security corporation. As such, it has received security corporation classification by the Massachusetts Department of Revenue and does not conduct any activities deemed impermissible under the governing statutes and the various regulations, directives, letter rulings and administrative pronouncements issued by the Massachusetts Department of Revenue.

As a Maryland business corporation, the Company is required to file an annual report with and pay franchise taxes to the state of Maryland. In addition, we operate in other states, primarily due to our nationwide lending operations. However, the tax obligations in other states related to those operations are not material to our financial condition or results of operations.

Availability of Annual Report on Form 10-K

This Annual Report on Form 10-K is available on our website at www.nbbancorp.com. Information on the website is not incorporated into, and is not otherwise considered a part of, this Annual Report on Form 10-K.

ITEM 1A.   Risk Factors

In addition to factors discussed in the description of our business and elsewhere in this Annual Report on form 10-K, the following are factors that could adversely affect our future results of operations and financial condition.

We are subject to a number of risks potentially affecting our business, financial condition, results of operations and cash flows. As a company offering banking and other financial services, certain elements of risk are inherent in our transactions and operations and are present in the business decisions we make. We, therefore, encounter risk as part of the normal course of our business, and we design risk management processes to help manage these risks. Our success is dependent on our ability to identify, understand and manage the risks presented by our business activities so that we can appropriately balance revenue generation and profitability. These risks include, but are not limited to, credit risk, capital risk, market risks, liquidity risks, cyber risk, interest rate risks, operational risks, model risks, technology, compliance, regulatory and legal risks, and strategic and reputational risks. We discuss our principal risk management processes and, in appropriate places, related historical performance in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section included in Part II, Item 7 in this Annual Report on Form 10-K.

You should carefully consider the following risk factors, as well as the other information set forth in this Annual Report on Form 10-K, in evaluating whether to make or retain an investment in our common stock. If any of the following risks actually occur, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our common stock would likely decline due to any of these risks, and you may lose all or part of your investment. The following risks are not the only risks we face. Additional risks that are not presently known or that we presently deem to be immaterial also could have a material adverse effect on our future business, financial condition, results of operations and cash flows.

Summary of Material Risk Factors

This section summarizes some of the material risks potentially affecting our business, financial condition, results of operations and cash flows. These material risks and others risks are discussed in more detail further below in this section. You should consider this summary together with the more detailed information provided below.

There are various risks associated with our acquisition growth strategy, any of which could have a material adverse effect on our business.

- We may be unsuccessful in realizing the expected benefits of the Provident Acquisition or other acquired businesses, including failure to retain key employees or customers, incurrence of unexpected difficulty or expense in integrating operations, technologies or customers, assumption of significant (and potentially unknown) liabilities, and inexperience with the products and/or geographies offered by the acquired business, all of which could divert our management's attention and/or negatively impact our financial results.

- When we acquire a business, a portion of the purchase price of the acquisition may be allocated to goodwill and other identifiable intangible assets. The excess of the purchase price over the fair value of the net identifiable tangible and intangible assets acquired determines the amount of the purchase price that is allocated to goodwill. Under current accounting guidance, if we determine that goodwill or intangible assets are impaired, we would be required to write down the value of these assets.

- We operate in a competitive market and may be unable to successfully identify additional acquisition opportunities or compete for attractive acquisition targets.

- Risks associated with changes in interest rates, loan losses, cybersecurity and regulatory compliance, are inherent in our business and our industry generally.

- Changes in interest rates have had and, in the future, may have a material effect on many areas of our business, including net interest income, the earnings and volume of interest-earning assets and interest-bearing liabilities, and loan delinquency.

- If our ACL on loans is insufficient to cover actual loan losses, our earnings and capital could decrease.

- The geographic concentration of our loan portfolio and lending activities in eastern Massachusetts and southern New Hampshire makes us vulnerable to a downturn in our local economy.

- We face security risks related to our information databases, including information we maintain relating to our customers, as precautions taken by us and our vendors may not be completely effective to prevent unauthorized access, human error, phishing attacks or other events that could impact the security, reliability, confidentiality, integrity and availability of our systems or those of our vendors.

- We operate in a highly competitive industry, and technological advances have lowered barriers to entry and made it possible for non-banks to offer products and services, such as loans and payment services, that traditionally were banking products.

- We may be unable to successfully execute on our strategic plan or performance targets, including through a failure to attract or retain the necessary highly skilled and qualified personnel.

- Commercial loans, including those secured by commercial real estate, are generally considered riskier than other types of loans and constitute a significant portion of our loan portfolio.

- Operational risk and losses can result from factors such as internal and external fraud; errors by employees or third parties; failure to document transactions properly or to obtain proper authorization; failure to comply with applicable regulatory requirements and conduct of business rules; business continuity and data security system failures, including those encountered while implementing major new computer systems or upgrades to existing systems; or the inadequacy or failure of systems and controls, including those of our suppliers or counterparties.

- We may be adversely affected by weaknesses in financial institutions, the financial markets and economic conditions in the United States, market changes, or changes in equity markets.

- We are subject to capital and liquidity standards that may change from time to time, and we may be unable to raise additional capital if needed on terms that are acceptable to us, or at all.

- Our business is subject to extensive state and federal regulations, which often limit or restrict our activities and may impose material financial requirements or limitations on the conduct of our business.

- We are subject to numerous laws designed to protect consumers, including the CRA and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions, or could impede or materially delay our receipt of regulatory approval to acquire other companies.

- We may incur fines, penalties and other negative consequences from regulatory violations, which could include inadvertent or unintentional violations.

- We may be unable to disclose some restrictions or limitations on our operations imposed by our regulators.

- Our Employee Stock Ownership Plan and 2025 Equity Plan, which we adopted in 2023 and 2025, respectively, have increased and are expected to continue to increase our annual compensation expenses.

Risks Related to our Acquisition Strategy

We may fail to realize all of the anticipated benefits of the Provident Acquisition, or those benefits may take longer to realize than expected. We may also encounter significant difficulties in integrating with Provident.

The success of the Provident Acquisition, including anticipated benefits and cost savings, will depend, in part, on the our ability to successfully integrate the operations of Provident in a manner that results in various benefits and that does not materially disrupt existing customer relationships or result in decreased revenues due to loss of customers.

The process of integrating operations could result in a loss of key personnel or cause an interruption of, or loss of momentum in, the activities of one or more of the combined company's businesses. Inconsistencies in standards, controls, procedures and policies could adversely affect the combined company. The diversion of management's attention and any delays or difficulties encountered in connection with the Provident Acquisition and the integration of Provident's operations could have an adverse effect on the business, financial condition, operating results and future prospects of the combined company. If the bank experiences difficulties in the integration process, including those listed above, we may fail to realize the anticipated benefits and synergies of the Provident Acquisition in a timely manner or at all.

Our future results will suffer if we do not effectively manage expanded operations following the Provident Acquisition.

Following the Provident Acquisition, the size and operation scope of the combined Company's business has increased beyond its current size and scope. The Provident Acquisition has increased the combined Company's asset size and will further increase the breadth and complexity of the combined Company's business with the addition of new business lines in which we have not previously engaged, and exposure to industry sectors which the Company has not historically served. The size and scope of the combined Company's commercial loan portfolio has also increased in size as a result of the Provident Acquisition. The commercial loan portfolio acquired from Provident includes loans that are concentrated in industry sectors that are relatively new to the Company. The Company's future success depends, in part, on the Company's ability to manage this expanded business, which poses challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that the Company will be successful in this regard or that the expected operating efficiencies, cost savings and other benefits currently anticipated from the Provident Acquisition will be realized.

The Company may be unsuccessful identifying and competing for acquisitions.

The Company will continue to look for acquisition opportunities of banks and financial institutions that meet our criteria, some of which may be material to the Company's business and financial performance and could involve significant cash expenditures or result in a material increase in the number of shares of the Company's common stock that are outstanding. The Company may face competition from other financial services institutions, some of which may have greater financial resources, when considering acquisition opportunities. Accordingly, attractive opportunities may not be available, and there can be no assurance that the Company will be successful in identifying, completing or integrating future acquisitions. The Company may not be able to acquire other institutions on acceptable terms. The ability to grow may be limited if the Company is unable to successfully make acquisitions in the future.

The Company may be unsuccessful in retaining our personnel or the personnel of any company we acquire.

The success of any merger or acquisition that we pursue will depend in part on the Company's ability to retain the key employees currently employed by the Company and employees who join the Company from the acquired company. If the Company is unable to retain key employees, including management, who are critical to the successful integration and future operations of the combined company, the Company could face disruptions in its operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs.

In addition, if key employees terminate their employment, the Company's business activities may be adversely affected, and management's attention may be diverted from successfully integrating the Company and the acquired company to hiring suitable replacements, all of which may cause the Company's business to suffer. In addition, the Company may not be able to locate or retain suitable replacements for any key employees who leave the combined company.

The Company has incurred and expects to continue to incur costs related to the acquisition and integration of Provident.

The Company incurs significant, non-recurring costs when it agrees to acquire other businesses. In addition, the Company incurs integration costs following the completion of acquisitions as it integrates the acquired business, including facilities and systems consolidation costs and employment-related costs. The Company may also incur additional costs to retain key employees of the Company and the acquired business. There can be no assurances that the expected benefits and efficiencies related to the integration of the acquired businesses will be realized to offset these transaction and integration costs over time.

Regulatory approvals related to proposed business acquisitions may not be received, may take longer to receive than expected, or may impose burdensome conditions, which could impose additional costs and could delay or prevent completion of the acquisition.

Before a merger or acquisition may be completed, certain approvals or consents must be obtained from various bank regulatory and other authorities of the United States and the Commonwealth of Massachusetts. These governmental entities, including the Federal Reserve Board, the FDIC and the Massachusetts Division of Banks, may impose conditions on the completion of the transaction, require changes to the terms of the transaction or require divestitures or place restrictions on our conduct after the completion of the transaction. Any such conditions or changes could have the effect of delaying completion of the transaction or imposing additional costs on or limiting the financial performance of the Company following the completion of the transaction, any of which might have a material adverse effect on the Company.

The degree of scrutiny that our regulators give to mergers and acquisitions can change from time to time. In general, we anticipate that as the Company increases in size and complexity, our proposed mergers and acquisitions will receive greater regulatory scrutiny and the time that regulators will take to process the applications will increase.

In September 2024, the Department of Justice's Antitrust Division and the FDIC announced that each respective agency has withdrawn the 1995 Bank Merger Competitive Review Guidelines (the "1995 Guidelines"). The Department of Justice's Antitrust Division announced that it will instead evaluate the bank mergers using its 2023 Merger Guidelines that apply across all industries. As of the date of this Annual Report on Form 10-K, the Federal Reserve Board has not released any new guidance on its approach to bank merger reviews, nor has it withdrawn from the 1995 Guidelines. Past statements from the Federal Reserve Board staff indicate that the Federal Reserve Board is not actively planning to alter its approach to bank merger reviews. The 2023 Merger Guidelines set forth more stringent concentration limits than the 1995 Bank Merger Guidelines. The 2023 Merger Guidelines provide additional, largely qualitative grounds on which the Department of Justice could object to a transaction beyond traditional local market concentration.

At this time, we are unable to predict whether the actions taken by the FDIC and the Department of Justice will have a material adverse effect on our ability to acquire or merge with banking companies in our market area.

To the extent that we acquire other companies, our business may be negatively impacted by certain risks inherent with such acquisitions.

A significant component of our business strategy is to grow through acquisitions of other financial institutions or business lines as opportunities arise. Although we have been successful with this strategy in the past, we may not be able to grow our business in the future through acquisitions for a number of reasons, including:

- Competition with other prospective buyers resulting in our inability to complete an acquisition or in our paying a substantial premium over the fair value of the net assets of the acquired business;

- Inability to obtain regulatory or shareholder approvals, delays in obtaining regulatory approvals or the imposition of costly or burdensome conditions to regulatory approvals;

- Potential difficulties and/or unexpected expenses relating to the integration of the operations, technologies, products and the key employees of the acquired business, resulting in the diversion of resources from the operation of our existing business;

- Acquisitions of new lines of business may present risks that are different in kind or degree compared to those that we are accustomed to managing, requiring us to implement new or enhance existing procedures and controls and diverting resources from the operation of our existing business;

- Inability to maintain existing customers of the acquired business or to sell the products and services of the acquired business to our existing customers;

- Inability to retain key management of the acquired business;

- Assumption of or potential exposure to significant liabilities of the acquired business, some of which may be unknown or contingent at the time of acquisition, including, without limitation, liabilities for regulatory and compliance issues;

- Exposure to potential asset quality issues of the acquired business;

- Failure to mitigate deposit erosion or loan quality deterioration at the acquired business;

- Potential changes in banking or tax laws or regulations that may affect the acquired business;

- Inability to improve the revenues and profitability or realize the cost savings and synergies expected of the acquired business;

- Potential future impairment of the fair value of goodwill and intangible assets acquired, as discussed below and elsewhere in this Annual Report on Form 10-K; and

- Identification of internal control deficiencies of the acquired business.

We anticipate that whenever we acquire a business, a portion of the purchase price of the acquisition will be allocated to goodwill and other identifiable intangible assets, and our subsequent evaluation of that goodwill, at least annually, will be a critical accounting estimate. Under current accounting rules, at the time we complete an acquisition, the excess of the purchase price over the fair value of the net identifiable tangible and intangible assets acquired will determine the amount of the purchase price that is allocated to goodwill acquired, and subsequently, if we determine that goodwill or intangible assets are impaired, we would be required to write down the value of these intangible assets. If such a write-down occurs, it may have a material adverse effect on our financial condition and operating results.

All of these and other potential risks may serve as a diversion of our management's attention from other business concerns, and any of these factors could have a material adverse effect on our business. Moreover, acquisitions typically involve the payment of a premium over book and market values, and therefore, some dilution of our tangible book value and net income per share may occur in connection with any future transaction.

Risks Related to our Lending Activities

Our portfolios of commercial real estate loans, multifamily loans, construction and land development loans and commercial and industrial loans have increased in recent periods, and we intend to continue originating these types of loans. These loans involve credit risks that could adversely affect our financial condition and results of operations.

At December 31, 2025, total commercial loans including commercial real estate loans, multifamily loans, construction and land development loans and commercial and industrial loans, totaled $4.18 billion, or 69.7%, of our loan portfolio (reflective of the impact of the $930.6 million in commercial loans from the Provident Acquisition) compared to $2.84 billion, or 65.5%, of our loan portfolio, at December 31, 2024. These loans generally have more risk than the one-to-four-family residential real estate loans we originate. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one-to-four-family residential mortgage loans. In addition, the repayment of these types of loans depends on the successful management and operation of the borrower's businesses or properties. The repayment of such loans can be affected by adverse conditions in the local real estate market or economy. Also, many of our commercial borrowers have more than one loan outstanding with us. At December 31, 2025, our loans-to-one borrower limit was $158.3 million and our four largest borrower relationships, including available lines of credit, were $122.5 million, $107.0 million, $98.9 million and $93.9 million, respectively. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one-to-four-family residential real estate loan. Commercial and industrial loans expose us to additional risk since they typically are dependent on the borrower's ability to make repayments from the cash flows of the business and are sometimes secured by non-real estate collateral that may depreciate over time, such as inventory and accounts receivable, the value of which may be more difficult to appraise, control or collect and may be more susceptible to fluctuation in value at the time of default. In addition, if we foreclose on commercial real estate loans, our holding period for the collateral may be longer than for a single-family residential property if there are fewer potential purchasers of the collateral. Furthermore, if loans that are collateralized by commercial real estate become troubled and the value of the real estate has been significantly impaired, then we may not be able to recover the full contractual amount of principal and interest that we anticipated at the time we originated the loan. Any of these risks could cause us to increase our provision for credit losses and adversely affect our operating results and financial condition.

The level of our commercial real estate loan portfolio subjects us to additional regulatory scrutiny.

The Federal Reserve Board and the other federal bank regulatory agencies have promulgated joint guidance on sound risk management practices for financial institutions with concentrations in commercial real estate lending. Under the guidance, a financial institution that is actively involved in commercial real estate lending should perform a risk assessment to identify concentrations. A financial institution may have a concentration in commercial real estate lending if, among other factors, (i) total reported loans for construction, land acquisition and development, and other land represent 100% or more of total capital, or (ii) total reported loans secured by multifamily and non-farm residential properties, loans for construction, land acquisition and development and other land, and loans otherwise sensitive to the general commercial real estate market, including loans to non-owner occupied commercial real estate related entities, represent 300% or more of total capital.

Based on these factors we could be deemed to have a concentration in commercial real estate lending, as such loans represent approximately 294.2% and 249.9% of the Bank's total capital as of December 31, 2025 and 2024, respectively. The guidance focuses on exposure to commercial real estate loans that is dependent on the cash flow from the real estate held as collateral and that is likely to be at greater risk to conditions in the commercial real estate market (as opposed to real estate collateral held as a secondary source of repayment or as an abundance of caution).

The guidance assists banks in developing risk management practices and capital levels commensurate with the level and nature of real estate concentrations. The guidance states that management should employ heightened risk management practices including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing.

While we believe we have implemented policies and procedures with respect to our commercial real estate loan portfolio consistent with this guidance, bank regulators could require us to implement additional policies and procedures consistent with their interpretation of the guidance that may result in additional costs to us or that may result in a curtailment of our commercial real estate lending, including multifamily and construction and land development lending, and/or the requirement that we maintain higher levels of regulatory capital, either of which would adversely affect our loan originations and profitability.

Our construction and land development loans involve credit risks that could adversely affect our financial condition and results of operations.

At December 31, 2025, construction loans and loans to finance the acquisition of developable land which we refer to as "land development loans" totaled $730.6 million, or 12.2%, of our loan portfolio and 91.6% of the Bank's total capital (reflective of the impact of the Provident Acquisition) compared to $583.8 million, or 13.5%, of our loan portfolio and 85.8% of the Bank's total capital at December 31, 2024. Construction lending involves additional risks when compared with permanent finance lending because funds are advanced upon the security of the project, which is of uncertain value before its completion. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to accurately evaluate the total funds required to complete a project and the related loan-to-value ratio. In addition, generally during the term of a construction loan, interest may be funded by the borrower or disbursed from an interest reserve set aside from the construction loan budget. These loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. If the appraised value of a completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project and may incur a loss. In addition, speculative construction loans, which are loans made to home builders who, at the time of loan origination, have not yet secured an end buyer for the home under construction, typically carry higher risks than those associated with traditional construction loans. These increased risks arise because of the risk that there will be inadequate demand to ensure the sale of the property within an acceptable time. As a result, in addition to the risks associated with traditional construction loans, speculative construction loans carry the added risk that the builder will have to pay the property taxes and other carrying costs of the property until an end buyer is found. Land loans have substantially similar risks to speculative construction loans. As our construction and land loan portfolio increases, the corresponding risks and potential for losses from these loans may also increase.

Lack of seasoning of certain portions of our commercial and industrial loan portfolio, especially with respect to cannabis, solar and bridge financing customers, may increase the risk of credit defaults in the future.

We have experienced significant loan growth in recent years in our larger commercial and industrial loans, which we refer to as Structured Finance loans. Most of these loans are to new customers in the cannabis and solar industries and bridge financing. We believe we have grown these loan portfolios consistent with prudent underwriting standards but in general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as "seasoning." As a result, a portfolio of older loans will usually behave more predictably than a newer portfolio. It will take several years to determine our borrowers' payment histories, with respect to many of these new lending relationships and, as a result, we may not be able to reliably evaluate the quality of the loan portfolio until that time.

Our historical emphasis on residential mortgage loans exposes us to lending risks.

At December 31, 2025, $1.18 billion, or 19.6% of our loan portfolio, was secured by one-to-four-family residential real estate compared to $1.13 billion or 26.1%, of our loan portfolio, as of December 31, 2024, and we intend to continue to provide this type of lending for the foreseeable future. One-to-four-family residential mortgage lending is generally sensitive to regional and local economic conditions that significantly impact the ability of borrowers to meet their loan payment obligations, making loss levels difficult to predict. Declines in real estate values could cause some of our residential mortgages to be inadequately collateralized, which would expose us to a greater risk of loss if we seek to recover on defaulted loans by selling the real estate collateral.

Changes in the secondary mortgage market may impede our ability to collect repayment on the mortgage warehouse facility lines.

Mortgage warehouse loans are facility lines to non-bank mortgage origination companies. The underlying collateral of these facility lines are residential real estate loans. Loans are originated by the mortgage companies for sale into secondary markets. The primary source of repayment of the facility lines is the cash flow upon sale of the loans. Changes in the secondary mortgage market may impede the mortgage companies' ability to sell the loans and repay their facility lines. Such events could result in an increase to our provision for credit losses, which could decrease our net income.

The geographic concentration of our loan portfolio and lending activities makes us vulnerable to a downturn in the local economy.

We primarily serve individuals and businesses located in the Greater Boston metropolitan area and surrounding communities, including eastern Connecticut, southern New Hampshire and Rhode Island. At December 31, 2025, the vast majority of our total loans were primarily secured by real estate in this market area, defined as within a 100-mile radius of the company headquarters in Needham, Massachusetts. At December 31, 2025, $434.1 million in loans were reported as out of territory, excluding Structured Finance loans, which have a broader geographical targeted footprint. Therefore, our success is largely dependent on the economic conditions, including employment levels, population growth, income levels, savings trends and government policies, in this market area. Although our loan portfolio has very limited exposure to commercial office space in downtown Boston, increased vacancies in this market resulting in depressed prices could have a ripple effect on the Greater Boston Metropolitan area. Moreover, the continued trend of hybrid and remote work would likely result in increased vacancy rates in commercial office space throughout the Greater Boston metropolitan area which could also negatively affect the demand for retail occupancy and sales in surrounding areas, any of which could adversely affect the value of the properties used as collateral for such loans. Similarly, weaker economic conditions caused by recessions, unemployment, inflation, a decline in real estate values or other factors beyond our control may adversely affect the ability of our borrowers to service their debt obligations and could result in higher loan losses and lower net income for us.

Although there is not a single employer or industry in our market area on which a significant number of our customers are dependent, a substantial portion of our loan portfolio is composed of loans secured by property located in the Greater Boston metropolitan area. This makes us vulnerable to a downturn in the local economy and real estate markets. Decreases in local real estate values caused by economic conditions or other events could adversely affect the value of the property used as collateral for our loans, which could cause us to realize a loss in the event of foreclosure.

A worsening of business and economic conditions generally or specifically in the principal markets in which we conduct business could have adverse effects on our business, including the following:

- a decrease in the demand for, or the availability of, loans and other products and services offered by us;

- a decrease in the value of our loans or other assets secured by residential or commercial real estate;

- a decrease in interest income from variable rate loans due to declines in interest rates; and

- an increase in the number of customers and counterparties who become delinquent, file for protection under bankruptcy laws or default on their loans or other obligations to us, which could result in a higher level of nonperforming assets, net charge-offs, provisions for credit losses, and valuation adjustments on loans held for sale.

Moreover, a significant decline in general economic conditions, caused by inflation, recession, acts of terrorism, an outbreak of hostilities or other international or domestic calamities, unemployment, public health crises or other factors beyond our control could further impact these local economic conditions and could further negatively affect the financial results of our banking operations.

In addition, deflationary pressures, while possibly lowering our operating costs, could have a significant negative effect on our borrowers, especially our business borrowers, and the values of underlying collateral securing loans, which could negatively affect our financial performance. In the event of severely adverse business and economic conditions generally or specifically in the principal markets in which we conduct business, there can be no assurance that the federal government and the Federal Reserve Board would intervene. If economic conditions worsen or volatility increases, our business, financial condition and results of operations could be materially adversely affected. For more information about our market area, please see the section titled "Business of Needham Bank – Market Area."

If our ACL on loans is not sufficient to cover actual credit losses, our earnings could decrease.

We maintain an allowance for credit losses on loans, which is established through a provision for credit losses that represents management's best estimate of the current expected losses within the loan portfolio. We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for credit losses on loans, we review our loans and our loss and delinquency experience, and we evaluate economic conditions. If our assumptions or the results of our analyses are incorrect, our allowance for credit losses on loans may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to our allowance for credit losses on loans. In addition, our emphasis on loan growth and on increasing our portfolios of commercial real estate loans, as well as any future credit deterioration or changes in economic conditions could require us to increase our allowance for credit losses on loans in the future. At December 31, 2025, our allowance for credit losses on loans was 1.46% of total loans and 201% of non-performing loans (reflective of the impact of the Provident Acquisition) compared to 0.89% and 280% at December 31, 2024. Material additions to our allowance for credit losses on loans would materially decrease our net income.

In addition, bank regulators periodically review our allowance for credit losses on loans and, as a result of such reviews, we may be required to increase our provision for credit losses on loans or recognize further loan charge-offs. However, regulatory agencies are not directly involved in the process of establishing the allowance for credit losses on loans, as the process is our responsibility and any adjustment of the allowance for credit losses on loans is the responsibility of the Company's management. Any increase in our allowance for credit losses on loans or loan charge-offs as a result of such review or otherwise may have a material adverse effect on our financial condition and results of operations.

We provide banking services to customers who do business in the cannabis industry and the strict enforcement of federal laws regarding cannabis would likely result in our inability to continue to provide banking services to these customers and we could have legal action taken against us by the federal government.

We have deposit and loan customers that are licensed in various states to do business in the cannabis industry as growers, processors, and dispensaries. While cannabis is legal in each of these states, it remains classified as a Schedule I controlled substance under the Federal Controlled Substances Act, or CSA. As such, the cultivation, use, distribution, and possession of cannabis is a violation of federal law that is punishable by imprisonment and fines. Moreover, the U.S. Supreme Court ruled in *USA v. Oakland Cannabis Buyers' Coop.* that the federal government has the authority to regulate and criminalize cannabis, including medical marijuana.

In January 2018, the U.S. Department of Justice ("DOJ") rescinded the "Cole Memo" and related memoranda which characterized the enforcement of the CSA against persons and entities complying with state regulatory systems permitting the use, manufacture and sale of medical marijuana as an inefficient use of their prosecutorial resources and discretion. The impact of the DOJ's rescission of the Cole Memo and related memoranda is unclear, but may result in the DOJ increasing its enforcement actions against the regulated cannabis industry generally.

As in past years, the U.S. Congress has enacted an omnibus spending bill that includes a provision prohibiting the DOJ and the U.S. Drug Enforcement Administration from using funds appropriated by that bill to prevent states from implementing their medical-use cannabis laws. This provision was recently renewed as part of the Consolidated Appropriations Act of 2022.

While this provision has been re-enacted every year since 2014, and is expected to continue to be re-enacted in future federal spending bills, if Congress and the President of the United States fail to further renew the provision, then the ability of medical cannabis businesses to act in this area, and our ability to provide banking products and services to such businesses, may be impeded. Further, the U.S. Court of Appeals for the Ninth Circuit held in *USA v. McIntosh* that this provision prohibits the DOJ from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. There is no guarantee that the U.S. Congress will extend this provision or that U.S. Federal courts located outside the Ninth Circuit will follow the ruling in *USA v. McIntosh*. As of the date of filing this Annual Report on Form 10-K, we are aware of no federal or state court in or for Massachusetts that has addressed the merits of the *McIntosh* ruling.

Federal prosecutors have significant discretion and there can be no assurance that a federal prosecutor in any of the federal districts in which we operate will not choose to strictly enforce the federal laws governing cannabis, including medical-use cannabis, or that any of these federal courts will follow the Ninth Circuit's ruling in *USA v. McIntosh*. Any change in the federal government's enforcement position, could cause us to immediately cease providing banking services to the medical-use cannabis industry in the states where we operate.

Additionally, as the possession and use of cannabis remains illegal under the CSA, we may be deemed to be aiding and abetting illegal activities through the services that we provide to these customers and could have legal action taken against us by the Federal government, including imprisonment and fines. Any change in position or potential action taken against us could result in significant financial damage to us and our stockholders.

The Financial Crimes Enforcement Network ("FinCEN") published guidelines in 2014 for financial institutions servicing state legal cannabis business. These guidelines were issued for the explicit purpose so "that financial institutions can provide services to marijuana-related businesses in a manner consistent with their obligations to know their customers and to report possible criminal activity." The Bank has and will continue to follow this and other FinCEN guidance in the areas of cannabis banking. Any adverse change in this FinCEN guidance, any new regulations or legislation, any change in existing regulations or oversight, whether a change in regulatory policy or a change in a regulator's interpretation of a law or regulation, could have a negative impact on our interest income and noninterest income, as well as the cost of our operations, increasing our cost of regulatory compliance and of doing business, and/or otherwise affect us, which may materially affect our profitability.

On December 18, 2025, President Trump signed an executive order directing the Department of Justice to move cannabis from a Schedule I to a Schedule III substance, a category for substances with accepted medical use and lower abuse potential. While not full legalization, the change is designed to ease financial and tax burdens on the cannabis industry, including, to some extent, banking access. Schedule III classification allows state-legal cannabis businesses to deduct ordinary business expenses under IRS Code Section 280E, which is expected to boost cash flow and profitability and it aims to encourage banks and financial institutions to work with the cannabis industry, as the risk of violating federal Anti-Money Laundering laws is reduced.

Environmental liability associated with our lending activities could result in losses.

In the course of business, we may acquire, through foreclosure, properties securing loans originated or purchased that are in default. Particularly in commercial real estate lending, there is a risk that material environmental violations could be discovered on these properties. In this event, we might be required to remedy these violations at the affected properties at our sole cost and expense. The cost of remedial action could substantially exceed the value of affected properties. We may not have adequate remedies against the prior owner or other responsible parties and could find it difficult or impossible to sell the affected properties. These events could have an adverse effect on our financial condition and results of operations.

The foreclosure process may adversely impact our recoveries on non-performing loans.

The judicial foreclosure process is protracted, which delays our ability to resolve non-performing loans through the sale of the underlying collateral.

The longer timelines have been the result of additional consumer protection initiatives related to the foreclosure process, increased documentary requirements and judicial scrutiny, and, both voluntary and mandatory programs under which lenders may consider loan modifications or other alternatives to foreclosure. These reasons and the legal and regulatory responses have impacted the foreclosure process and completion time of foreclosures for residential mortgage lenders. This may result in a material adverse effect on collateral values and our ability to minimize its losses.

Risks Related to Market Interest Rates

The reversal of the high-interest rate environment may adversely affect our net interest income and profitability.

Net interest income historically has been, and we anticipate that it will remain, a significant component of our total revenue. A high percentage of our assets and liabilities involve interest-bearing or interest-related instruments. Thus, changes in interest rates have impacted and may continue to impact many areas of our business, including net interest income, both the earnings and volume of interest-earning assets and interest-bearing liabilities, as well as loan delinquency. Interest rates are highly sensitive to many factors that are beyond our control, including global, national, regional and local economic conditions, the effects of disease pandemics such as COVID-19, competitive pressures, and policies of various governmental and regulatory agencies and, in particular, the Federal Open Market Committee ("FOMC"). Changes in interest rates have influenced and will continue to influence the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings, our ability to originate loans and obtain deposits, and the fair value of our financial assets and liabilities. If the interest rates on our interest-earning assets decrease at a faster pace than the interest rates on our interest-bearing liabilities, our net interest income may decline and, with it, a decline in our earnings may occur. Our net interest income and our earnings would be similarly affected if the interest rates on our interest-bearing liabilities increased at a faster pace than the interest rates on our interest-earning assets.

The FOMC cut the target range for the federal funds during 2025 by 75 basis points. Additional rate cuts may occur if inflationary pressures continue towards the FOMC's 2% target and employment continues to weaken. Decreases to the target range for the federal funds rate, combined with ongoing geopolitical instability, could signal the risk of an economic recession. Any such downturn may adversely affect our asset quality, deposit levels, loan demand and results of operations.

Lower interest rates generally are associated with a higher volume of loan originations and refinancing transactions, while higher interest rates are usually associated with lower loan originations and refinancing transactions. Our ability to generate gains on sales of mortgage loans is significantly dependent on the level of originations. Cash flows are affected by changes in market interest rates. Generally, in falling interest rate environments, loan prepayment rates are likely to increase, and in rising interest rate environments, loan prepayment rates are likely to decline.

A significant amount of our commercial and industrial and commercial real estate, including multi-family residential real estate loans, are adjustable-rate loans and a decrease in the general level of interest rates may adversely affect our interest income levels. Changes in interest rates, prepayment speeds and other factors may also cause the value of our loans held for sale to change.

Although we have implemented risk management strategies, as well as policies and procedures designed to manage the risks associated with changes in market interest rates, changes in interest rates have had and may continue to have an adverse effect on our operating results and financial condition.

If our ongoing assumptions regarding borrower or depositor behavior or overall economic conditions are significantly different than we anticipate, then our risk mitigation may be insufficient to protect against interest rate risk and our operating results and financial condition would be adversely affected.

Changes in interest rates could reduce our profits and asset values.

We derive our income mainly from the difference or "spread" between the interest earned on loans, securities and other interest-earning assets and interest paid on deposits, borrowings and other interest-bearing liabilities. In general, the larger the spread, the more we earn.

When market rates of interest change, the interest we receive on our assets and the interest we pay on our liabilities will fluctuate. This can cause decreases in our spread and can adversely affect our income. For the past several years, we have been asset sensitive, which indicates that assets generally reprice faster than liabilities. In a falling rate environment, asset sensitivity is not preferable as it results in deterioration to our net interest margin.

Interest rates also affect how much money we lend. For example, when interest rates fall, the cost of borrowing decreases for customers and the Bank's loan originations tend to increase.

A falling rate environment can also negatively impact the Bank if the lower rates earned on adjustable-rate loans lead to lower levels of interest income. In addition, changes in interest rates can affect the average life of loans and securities. For example, a reduction in interest rates generally results in increased prepayments of loans and mortgage-backed securities, as borrowers refinance their debt to reduce their borrowing cost. This causes reinvestment risk, because we generally are not able to reinvest prepayments at rates that are comparable to the rates we earned on the prepaid loans or securities in a declining rate environment.

Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition, liquidity and results of operations. Changes in the level of interest rates also may negatively affect the value of our assets, including the value of our AFS securities, which generally decrease when market interest rates rise, and ultimately affect our earnings. During the year ended December 31, 2025, we earned other comprehensive income of $5.0 million, primarily related to net changes in unrealized holding gains in the AFS securities portfolio and an increase in the value of our hedges.

Changes in the level of interest rates also may negatively affect our ability to originate real estate loans, the value of our assets, and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings. Also, our interest rate risk modeling techniques and assumptions likely may not fully predict or capture the impact of actual interest rate changes on our balance sheet or projected operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Management of Market Risk."

Hedging against interest rate exposure may adversely affect our earnings.

On occasion we have employed various financial risk methodologies that limit, or "hedge," the adverse effects of rising or decreasing interest rates on our loan portfolios and short-term liabilities. We also engage in hedging strategies with respect to arrangements where our customers swap floating interest rate obligations for fixed interest rate obligations, or vice versa. Our hedging activity varies based on the level and volatility of interest rates and other changing market conditions.

There are no perfect hedging strategies, and interest rate hedging may fail to protect us from loss. Moreover, hedging activities could result in losses if the event against which we hedge does not occur. Additionally, interest rate hedging could fail to protect us or adversely affect us because, among other things:

- available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;

- the duration of the hedge may not match the duration of the related liability;

- the party owing money in the hedging transaction may default on its obligation to pay;

- the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;

- the value of derivatives used for hedging may be adjusted from time to time in accordance with U.S. GAAP to reflect changes in fair value; and/or

- downward adjustments, or "mark-to-market" losses, would reduce our stockholders' equity.

Risks Related to Economic Conditions

A worsening of economic conditions in our market area could reduce demand for our products and services and/or result in increases in our level of non-performing loans, which could adversely affect our operations, financial condition and earnings.

Local and regional economic conditions have a significant impact on the ability of our borrowers to repay loans and the value of the collateral securing loans.

A deterioration in economic conditions, especially local conditions, could have the following consequences, any of which could have a material adverse effect on our business, financial condition, liquidity and results of operations, and could more negatively affect us compared to a financial institution that operates with more geographic diversity:

- demand for our products and services may decline;

- loan delinquencies, problem assets and foreclosures may increase;

- collateral for loans, especially real estate, may decline in value, thereby reducing customers' future borrowing power, and reducing the value of assets and collateral associated with existing loans, causing an increase in our allowance for credit losses; and

- the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us.

Moreover, a significant decline in general economic conditions caused by inflation, recession, acts of terrorism, civil unrest, an outbreak of hostilities or other international or domestic calamities, an epidemic or pandemic, unemployment or other factors beyond our control could further impact these local economic conditions and could further negatively affect the financial results of our banking operations. In addition, deflationary pressures, while possibly lowering our operating costs, could have a significant negative effect on our borrowers, especially our business borrowers, and the values of underlying collateral securing loans, which could negatively affect our financial performance.

Further, a U.S. government debt default would have a material adverse impact on our business and financial performance, including a decrease in the value of U.S. Treasury securities and other government securities held by us, which could negatively impact our capital position and our ability to meet regulatory requirements. Other negative impacts could be volatile capital markets, an adverse impact on the U.S. economy and the U.S. dollar, as well as increased default rates among borrowers in light of increased economic uncertainty. Some of these impacts might occur even in the absence of an actual default but as a consequence of extended political negotiations around the threat of such a default and a government shutdown.

We have a high concentration of loans secured by real estate in our market area. Adverse economic conditions, both generally and in our market area, could adversely affect our financial condition and results of operations.

The majority of our loans are inside of our primary market area and, as a result, we have a greater risk of loan defaults and losses in the event of a further economic downturn in our market area, as adverse economic conditions may have a negative effect on the ability of our borrowers to make timely payments of their loans.

A return of recessionary conditions and/or negative developments in the domestic and international credit markets may significantly affect the markets in which we do business, the value of our loans, investments, and collateral securing our loans, and our ongoing operations, costs and profitability. Any of these negative events may result in higher-than-expected loan delinquencies, increase our levels of nonperforming and classified assets, and reduce demand for our products and services, which may cause us to incur losses and may adversely affect our capital, liquidity and financial condition.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect our financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems.

Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Although the Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediately liquidity may exceed the capacity of such program. Additionally, there is no guarantee that the Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion.

Our AFS securities portfolio performance in difficult market conditions could have adverse effects on our results of operations.

Unrealized losses on AFS securities result from changes in credit spreads and liquidity issues in the marketplace, along with changes in the credit profile of individual securities issuers. Under U.S. GAAP, we are required to review our AFS securities portfolio periodically for the presence of credit losses of our AFS securities, taking into consideration current and future market conditions, the extent and nature of changes in fair value, issuer rating changes and trends, volatility of earnings, current analysts' evaluations, our ability and intent to hold investments until a recovery of fair value, as well as other factors. Adverse developments with respect to one or more of the foregoing factors may require us to deem particular AFS securities to be impaired, with the credit-related portion of the reduction in the value recognized as a charge to our earnings through an allowance. Subsequent valuations, in light of factors prevailing at that time, may result in significant changes in the values of these AFS securities in future periods.

Any of these factors could require us to recognize further impairments in the value of our AFS securities portfolio, which may have an adverse effect on our results of operations in future periods.

The fair value of our AFS securities can fluctuate due to factors outside of our control.

Factors beyond our control can significantly influence the fair value of AFS securities in our portfolio and can cause potential adverse changes to the fair value of these AFS securities. These factors include, but are not limited to, rating agency actions with respect to individual AFS securities, defaults by the issuer or with respect to the underlying AFS securities, and changes in market interest rates and continued instability in the capital markets.

Any of these factors, among others, could cause credit losses and realized and/or unrealized losses in future periods and declines in other comprehensive income, which could materially and adversely affect our business, results of operations, financial condition and prospects. The process for determining whether impairment of an AFS security is related to credit usually requires complex, subjective judgments about the future financial performance and liquidity of the issuer and any collateral underlying the AFS security in order to assess the probability of receiving all contractual principal and interest payments on the AFS security. Significant negative changes to valuations could result in credit losses on our AFS securities portfolio, which could have an adverse effect on our financial condition or results of operations. As of December 31, 2025, we had approximately $3.1 million of accumulated other comprehensive losses. During the year ended December 31, 2025, we had $5.0 million of after-tax other comprehensive income, which resulted primarily from $6.4 million in pre-tax unrealized valuation gains on AFS securities.

Potential downgrades of U.S. government securities by one or more of the credit ratings agencies could have a material adverse effect on our operations, earnings and financial condition.

A possible future downgrade of the sovereign credit ratings of the U.S. government and a decline in the perceived creditworthiness of U.S. government-related obligations could impact our ability to obtain funding that is collateralized by affected instruments, as well as affect the pricing of that funding when it is available. A downgrade may also adversely affect the market value of such instruments. We cannot predict if, when or how any changes to the credit ratings or perceived creditworthiness of these organizations will affect economic conditions. Such ratings actions could result in a significant adverse impact on us.

Among other things, a downgrade in the U.S. government's credit rating could adversely impact the value of our AFS securities portfolio and may trigger requirements that we post additional collateral for trades relative to these AFS securities. A downgrade of the sovereign credit ratings of the U.S. government or the credit ratings of related institutions, agencies or instruments would significantly exacerbate the other risks to which we are subject and any related adverse effects on the business, financial condition and results of operations.

The soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty and other relationships. We have exposure to many different counterparties, and we routinely execute transactions with counterparties in the financial industry, including brokers and dealers, other commercial banks, investment banks, mutual and hedge funds, and other financial institutions. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, could lead to market-wide liquidity problems and losses or defaults by us or by other institutions and organizations. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be liquidated or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due to us. There is no assurance that any such losses would not materially and adversely affect our results of operations.

<u>Risks Related to Our Funding</u>

Our inability to generate core deposits may cause us to rely more heavily on wholesale funding strategies for funding and liquidity needs, which could have an adverse effect on our net interest margin and profitability.

We must maintain sufficient funds to respond to the needs of depositors and borrowers. Deposits have traditionally been our primary source of funds for use in lending and investment activities. We also receive funds from loan repayments, investment payments and maturities and income on other interest-earning assets. While we emphasize generating transaction accounts, we cannot guarantee if and when this will occur. Further, the considerable competition for deposits in our market area also has made, and may continue to make, it difficult for us to obtain reasonably priced deposits. Moreover, deposit balances can decrease if customers perceive alternative investments as providing a better risk/return tradeoff.

If we are not able to increase our lower-cost transactional deposits at a level necessary to fund our asset growth or deposit outflows, we may be forced to seek other sources of funds, including other certificates of deposit, FHLB advances, FRB borrowings, brokered deposits and lines of credit to meet the borrowing and deposit withdrawal requirements of our customers, which may be more expensive and have an adverse effect on our net interest margin and profitability. In addition, if our capital levels fell such that we were no longer considered "well capitalized," under federal law we would be subject to restrictions on accepting brokered deposits and on paying above-market rates for deposits. Additionally, if, based on a decrease in our tangible equity, the FHLB were to determine that we have inadequate capital levels, in its discretion, it may limit our ability to utilize FHLB advances.

Additionally, our cannabis-related business includes approximately $367.9 million of direct cannabis deposits, directly involved in growing, transporting, packaging, distributing, or selling cannabis (that "touch" cannabis along the distribution chain), as of December 31, 2025. Due to the unique industry-specific risks of this business, if we were forced to terminate this business line, we could lose many or most of these deposits, all of which are core deposits.

Our funding sources may prove insufficient to replace deposits at maturity and support our future growth.

We must maintain sufficient funds to respond to the needs of depositors and borrowers. As a part of our liquidity management, we use a number of funding sources in addition to core deposit growth and repayments and maturities of loans and investments. As we continue to grow, we are likely to become more dependent on these sources, which may include FHLB advances, proceeds from the sale of loans, federal funds purchased and brokered certificates of deposit. Adverse operating results or changes in industry conditions could lead to difficulty or an inability to access these additional funding sources. Our financial flexibility will be severely constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates.

If we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, our operating margins and profitability would be adversely affected.

Regulatory scrutiny of BaaS solutions and related technology considerations has recently increased.

As a result of the Provident Acquisition, we provide banking products and services to our financial technology company ("fintech") partners, which includes payments infrastructure and deposit services. Federal bank regulators have increasingly focused on the risks related to bank and fintech partnerships, raising concerns regarding risk management, oversight, internal controls, information security, change management, and information technology. This focus is demonstrated by regulatory enforcement actions against other banks that have allegedly not adequately addressed these concerns while growing their Banking as a Service ("BaaS") offerings. We could be subject to additional regulatory scrutiny with respect to that portion of our business that could have a material adverse effect on the business, financial condition, results of operations and growth prospects of the Company. Furthermore, while a financial institution can benefit from a fintech's products and technology to reach new customers and previously underserved communities, the financial institution bears ultimate accountability for its partners' compliance and risk management, including with respect to penalties, fines, and other measures that bank regulatory agencies take in the event of non-compliant activity or risks that are not well controlled. In addition, end customers of fintech may not conduct deposit activity in the same manner as other customers or the fintech itself. In recognition of this risk, in July 2024 federal banking agencies issued a joint statement and request for information on banks' arrangements with third parties to deliver bank deposit products and services to end users. Our failure to properly monitor such liquidity risks and/or manage such risk could subject us to regulatory fines or other penalties, or business or reputational harm, and could adversely affect our financial condition and results of operations including if we were forced to terminate this business line, we could lose many or most of these deposits, all of which are core deposits.

Risks Related to Laws and Regulations

Changes in laws and regulations and the cost of regulatory compliance with new laws and regulations may adversely affect our operations and/or increase our costs of operations.

The Bank is subject to extensive regulation, supervision and examination by the Commissioner and the Federal Reserve Board, and, also by the FDIC as insurer of the Bank's deposit accounts and the Company is subject to extensive regulation, supervision and examination by the Federal Reserve Board. Such regulation and supervision govern the activities in which an institution and its holding company may engage and are intended primarily for the protection of the federal deposit insurance fund and the depositors of the Bank, rather than for our stockholders. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the adequacy of the level of our allowance for credit losses. These regulations, along with existing tax, accounting, securities, insurance and monetary laws, rules, standards, policies, and interpretations, control the methods by which financial institutions conduct business, implement strategic initiatives and tax compliance, and govern financial reporting and disclosures. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

Our cannabis-related, money service and ATM business present compliance risks that are different in kind or degree compared to those that we are accustomed to managing and have required us to implement new or enhance existing procedures, systems and controls.

We provide depository services to cannabis businesses, including cannabis retailers and cannabis cultivators. We also provide loans to various cannabis-related businesses. We also provide depository services to money service businesses and ATM businesses.

These acquired portfolios are mature portfolios which have been previously reviewed and managed by the management team and employees now employed by the Bank who were previously employed by the selling institution. However, these business lines are relatively new to the Bank and have required and we expect will continue to require, proportionately greater compliance and risk management resources than our other business lines in order for us to comply with laws and regulations related to the prevention of financial crimes and combating terrorism, including the U.S. Patriot Act of 2001. These laws and regulations require us to, among other things, implement specific policies and procedures related to those business lines, including enhanced licensing procedures and policies, and anti-money laundering, anti-bribery and corruption, fraud, compliance, suspicious activities, currency transaction reporting, and due diligence on new and existing customers.

With respect to cannabis-related businesses, the Controlled Substances Act makes it illegal under federal law to manufacture, distribute, or dispense cannabis, and therefore federal law, including the money laundering statutes and the BSA, apply to cannabis-related conduct. Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the money laundering statutes. Financial institutions must report currency transactions and conduct suspicious activity monitoring and reporting in connection with cannabis-related businesses to FinCEN.

Our ability to comply with anti-money laundering laws and state regulations and our reporting obligations to FinCEN depend on our ability to maintain robust customer due diligence, surveillance, detection, reporting and analytic capabilities.

Although we believe that we have policies, systems and procedures designed to comply with these laws and regulations, to the extent our policies or procedures are not fully effective or do not meet heightened regulatory standards or expectations, we may be subject to fines, penalties, restrictions on certain activities including future acquisitions, reputational harm, or other adverse consequences from our federal bank regulators, the DOJ or FinCEN.

Non-compliance with the USA PATRIOT Act, BSA, or other laws and regulations could result in fines or sanctions.

The USA PATRIOT and BSA require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are suspected, financial institutions are obligated to file suspicious activity reports with FinCEN. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions, including restrictions on pursuing acquisitions or establishing new branches. The policies and procedures we have adopted that are designed to assist in compliance with these laws and regulations may not be effective in preventing violations of these laws and regulations. Furthermore, these rules and regulations continue to evolve and expand.

Monetary policies and regulations of the Federal Reserve Board could adversely affect our business, financial condition and results of operations.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve Board. An important function of the Federal Reserve Board is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve Board to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks' reserve requirements against bank deposits.

These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve Board have had a significant effect on the operating results of financial institutions in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

We are subject to stringent capital requirements, which may adversely impact our return on stockholders' equity, require us to raise additional capital, or limit our ability to pay dividends or repurchase shares.

Federal regulations establish minimum capital requirements for insured depository institutions, including minimum risk-based capital and leverage ratios, and define "capital" for calculating these ratios. The minimum capital requirements are: (1) a common equity Tier 1 capital ratio of 4.5%; (2) a Tier 1 to risk-based assets capital ratio of 6.0%; (3) a total capital ratio of 8.0%; and (4) a Tier 1 leverage ratio of 4.0%. The regulations also establish a "capital conservation buffer" of 2.5%, which results in the following minimum ratios: (1) a common equity Tier 1 capital ratio of 7.0%; (2) a Tier 1 to risk-based assets capital ratio of 8.5%; and (3) a total capital ratio of 10.5%. An institution will be subject to limitations on paying dividends, engaging in share repurchases and paying discretionary bonuses if its capital level falls below the capital conservation buffer amount.

The application of these capital requirements could, among other things, result in lower returns on equity, and result in regulatory actions if we are unable to comply with such requirements. The Bank's ability to pay dividends to the Company would be limited if it does not maintain the capital conservation buffer required by the capital rules, which may limit the Company's ability to pay dividends to its stockholders. See "Item 1. Business – Supervision and Regulation – Federal Regulations Applicable to the Bank – Capital Requirements."

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

The Company is an emerging growth company. For as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies, including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We have also elected to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Accordingly, our consolidated financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards. Investors may find our common stock less attractive since we have chosen to rely on these exemptions.

If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

Potential impact of losing the benefits of excess deposit insurance provided by the DIF.

Effective April 25, 2025, the Bank exited the DIF, which results in excess deposits no longer being insured above FDIC-limits, beginning one year after such exit or upon the next maturity date. Losing excess deposit insurance could result in deposit run off, reduce our overall level of deposits and increase the extent to which we may need to rely in the future on other, more expensive or less stable sources for funding, including FHLB advances or brokered deposits, which would reduce net income. Shifting excess deposits into reciprocal deposit programs may result in higher funding costs, which also would reduce net income.

The Federal Reserve Board may require us to commit capital resources to support our bank subsidiary.

Federal law requires that a holding company act as a source of financial and managerial strength to its subsidiary bank and to commit resources to support such subsidiary bank. Under the "source of strength" doctrine, the Federal Reserve Board may require a holding company to make capital injections into a troubled subsidiary bank and may charge the holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide it and therefore may be required to borrow the funds or raise capital. Thus, any borrowing or funds needed to raise capital required to make a capital injection becomes more difficult and expensive and could have an adverse effect on our business, financial condition and results of operations.

We may become subject to enforcement actions even though noncompliance was inadvertent or unintentional.

The financial services industry is subject to intense scrutiny from bank supervisors in the examination process and aggressive enforcement of federal and state regulations, particularly with respect to mortgage-related practices and other consumer compliance matters, and compliance with anti-money laundering, BSA and OFAC regulations, and economic sanctions against certain foreign countries and nationals. Enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices.

We maintain systems and procedures designed to ensure that we comply with applicable laws and regulations; however, some legal/regulatory frameworks provide for the imposition of fines or penalties for noncompliance even though the noncompliance was inadvertent or unintentional and even though there was in place at the time systems and procedures designed to ensure compliance. Failure to comply with these and other regulations, and supervisory expectations related thereto, may result in fines, penalties, lawsuits, regulatory sanctions, reputation damage, or restrictions on our business.

We face significant legal risks, both from regulatory investigations and proceedings and from private actions brought against us.

As a participant in the financial services industry, many aspects of our business involve substantial risk of legal liability. From time to time, customers and others make claims and take legal action pertaining to the performance of our responsibilities.

Whether customer claims and legal action related to the performance of our responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to us, they may result in significant expenses, and attention from management and financial liability. Any financial liability or reputational damage could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations. There is no assurance that litigation with private parties will not increase in the future. Actions currently pending against us may result in judgments, settlements, fines, penalties or other results adverse to us, which could materially adversely affect our business, financial condition or results of operations, or cause serious reputational harm to us.

Risks Related to our Business Strategy

Our business strategy includes growth, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth prudently and effectively. Growing our operations could also cause our expenses to increase faster than our revenues.

Our business strategy includes growth in assets, deposits and the scale of our operations. Achieving such growth will require us to attract customers that currently bank at other financial institutions in our market area. Our ability to successfully grow will depend on a variety of factors, including our ability to attract and retain experienced bankers, the continued availability of desirable business opportunities and the level of competition from other financial institutions. Growth opportunities may not be available or we may not be able to manage our growth successfully. If we do not manage our growth prudently and effectively, our financial condition and operating results could be negatively affected.

Furthermore, there can be considerable costs involved in expanding lending capacity, and generally a period of time is required to generate the necessary revenues to offset these costs, especially in areas in which we do not have an established presence. Accordingly, any such business expansion can be expected to negatively impact our earnings until certain economies of scale are reached.

Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

We are required by banking regulatory authorities to maintain adequate levels of capital to support our operations. We may at some point need to raise additional capital to support our continued growth. If we raise capital through the issuance of additional shares of our common stock or other securities, it would dilute the ownership interests of stockholders and may dilute the per share book value of our common stock. New investors may also have rights, preferences and privileges senior to our current stockholders, which may adversely impact our current stockholders. Also, the need to raise additional capital may force our management to spend more time in managerial and financing-related activities than in operational activities.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside of our control, and our financial performance. Accordingly, we may not be able to raise additional capital, if needed, with favorable terms. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired.

We depend on our management team to implement our business strategy and execute successful operations and we could be harmed by the loss of their services.

We depend on the services of the members of our senior management team who direct our strategy and operations. Our executive officers and lending personnel possess substantial expertise, extensive knowledge of our markets and key business relationships. Any one of them could be difficult to replace.

Additionally, in recent years, we have grown our Structured Finance loan portfolio significantly, including through lending relationships to cannabis and solar companies and bridge financing.

These industries can entail unique regulatory and operational risks and we believe we have experienced team members who are able to understand and assess these risks when originating and managing these relationships. Our loss of these persons, or our inability to hire additional qualified personnel, could impact our ability to implement our business strategy and could have a material adverse effect on our results of operations and our ability to compete in our markets.

Development of new products and services may impose additional costs on us and may expose us to increased operational risk.

The introduction of new products and services can entail significant time and resources, including regulatory approvals. Substantial risks and uncertainties are associated with the introduction of new products and services, including technical and control requirements that may need to be developed and implemented, rapid technological change in the industry, our ability to access technical and other information from its clients, the significant and ongoing investments required to bring new products and services to market in a timely manner at competitive prices and the preparation of marketing, sales and other materials that fully and accurately describe the product or service and its underlying risks. Our failure to manage these risks and uncertainties also exposes it to enhanced risk of operational lapses which may result in the recognition of financial statement liabilities. Regulatory and internal control requirements, capital requirements, competitive alternatives, vendor relationships and shifting market preferences may also determine if such initiatives can be brought to market in a manner that is timely and attractive to our clients. Products and services relying on internet and mobile technologies may expose us to fraud and cybersecurity risks. Failure to successfully manage these risks in the development and implementation of new products or services could have a material adverse effect on our business and reputation, as well as on its consolidated results of operations and financial condition.

Risks Related to Competitive Matters

Strong competition within our market area may limit our growth and profitability.

Competition in the banking and financial services industry is intense. We compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, financial technology or "fintech companies," and unregulated or less regulated non-banking entities. Many of these competitors are substantially larger than we are and have substantially greater resources and higher lending limits than we have and offer certain services that we do not or cannot provide. In addition, some of our competitors offer loans with lower interest rates and/or more attractive terms than loans we offer. Competition also makes it increasingly difficult and costly to attract and retain qualified employees. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to successfully compete for business and qualified employees in our market areas. The greater resources and deposit and loan products offered by some of our competitors may limit our ability to increase our interest-earning assets.

Risks Related to Operational Matters

We face significant operational risks because of our reliance on technology. Our information technology systems may be subject to failure, interruption or security breaches.

Information technology systems are critical to our business. Our business requires us to collect, process, transmit and store significant amounts of confidential information regarding our customers, employees and our own business, operations, plans and business strategies.

We use various technology systems to manage our customer relationships, general ledger, investments, deposits, and loans. Our computer systems, data management and internal processes, as well as those of third parties, are integral to our performance. Our operational risks include the risk of malfeasance by employees or persons outside our company, errors relating to transaction processing and technology, systems failures or interruptions, breaches of our internal control systems and compliance requirements, and business continuation and disaster recovery.

There have been increasing efforts by third parties to breach data security at financial institutions. Such attacks include computer viruses, malicious or destructive code, phishing attacks, denial of service or information or other security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information, damages to systems, or other material disruptions to network access or business operations. We have established policies and procedures to prevent or limit the impact of system failures, interruptions and security breaches, including privacy breaches and cyber-attacks. Although we take protective measures and believe that we have not experienced any of the data breaches described above, the security of our computer systems, software, and networks may be vulnerable to breaches, unauthorized access, misuse, computer viruses, or other malicious code and cyber-attacks that could have an impact on information security. Because the techniques used to cause security breaches change frequently, we may be unable to proactively address these techniques or to implement adequate preventative measures.

In the event of a breakdown in our internal control systems, improper operation of systems or improper employee actions, or a breach of our security systems, including if confidential or proprietary information were to be mishandled, misused or lost, we could suffer financial loss, loss of customers and damage to our reputation, and face regulatory action or civil litigation. Any of these events could have a material adverse effect on our financial condition and results of operations. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits.

We outsource critical operations to third-party service providers. Systems failures, interruptions and cybersecurity breaches could have a material adverse effect on us.

We outsource a majority of our data processing requirements to third-party providers.

Accordingly, our operations are exposed to the risk that these vendors will not perform in accordance with our contractual agreements with them, or we also could be adversely affected if such an agreement is not renewed by the third-party vendor or is renewed on terms less favorable to us. If our third-party providers encounter difficulties, or if we have difficulty communicating with those service providers, our ability to adequately process and account for transactions could be affected, and our business operations could be adversely affected, which could have a material adverse effect on our financial condition and results of operations. Threats to information security also exist in the processing of customer information through various other vendors and their personnel, and our third-party service providers may be vulnerable to unauthorized access, computer viruses, phishing schemes and other security breaches. We may have to expend additional resources to protect against the threat of such security breaches and computer viruses, or to alleviate problems caused by such security breaches or viruses. To the extent that the activities of our third-party service providers or the activities of our customers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, regulatory scrutiny, litigation costs and other possible liabilities. To our knowledge, the services and programs provided to us by third parties have not experienced any material security breaches. However, the existence of cyber-attacks or security breaches at third parties with access to our data, such as vendors, may not be disclosed to us in a timely manner.

Our business may be adversely affected by an increasing prevalence of fraud and other financial crimes.

Our loans to businesses and individuals and our deposit relationships and related transactions are subject to exposure to the risk of loss due to fraud and other financial crimes. Nationally, reported incidents of fraud and other financial crimes have increased. To our knowledge, we have not experienced material losses due to apparent fraud or other financial crimes. While we have policies and procedures designed to prevent such losses, losses may still occur.

Risks Related to Accounting Matters

Changes in management's estimates and assumptions may have a material impact on our consolidated financial statements and our financial condition or operating results.

In preparing this Annual Report on Form 10-K, as well as other periodic reports we are required to file under the Exchange Act, including our consolidated financial statements, our management is required under applicable rules and regulations to make estimates and assumptions as of a specified date. These estimates and assumptions are based on management's best estimates and experience as of that date and are subject to substantial risk and uncertainty. Materially different results may occur as circumstances change and additional information becomes known. The area requiring significant estimates and assumptions by management include our evaluation of the adequacy of our allowance for credit losses.

Changes in accounting standards could affect reported earnings.

The regulatory bodies responsible for establishing accounting standards, including the FASB, the SEC and other regulatory bodies, periodically change the financial accounting and reporting guidance that governs the preparation of our consolidated financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply new or revised guidance retroactively.

Other Risks Related to Our Business

We operate as a community bank and our ability to maintain our reputation, which is critical to the success of our business, may materially adversely affect our performance.

We are a community bank, and our reputation is one of the most valuable components of our business. A key component of our business strategy is to rely on our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities from existing and prospective customers in our market area and contiguous areas.

Threats to our reputation can come from many sources, including adverse sentiment about financial institutions generally, unethical practices, employee misconduct, failure to deliver minimum standards of service or quality, compliance deficiencies, cybersecurity incidents and questionable or fraudulent activities of our customers. Negative publicity regarding our business, employees, or customers, with or without merit, may result in the loss of customers and employees, costly litigation and increased governmental regulation, any or all of which could adversely affect our business and operating results.

Societal responses to climate change could adversely affect our business and performance, including indirectly through impacts on our customers.

Concerns over the long-term impacts of climate change have led and will continue to lead to governmental efforts around the world to mitigate those impacts. Consumers and businesses also may change their behavior as a result of these concerns. We and our customers will need to respond to new laws and regulations as well as consumer and business preferences resulting from climate change concerns.

The impact on our customers will likely vary depending on their specific attributes, including reliance on or role in carbon intensive activities. Among the impacts to us could be a decrease in demand for our products and services, particularly in certain sectors. In addition, we could face reductions in creditworthiness on the part of some customers or in the value of assets securing loans. Our efforts to take these risks into account in making lending and other decisions, including by increasing our business with climate-friendly companies, may not be effective in protecting us from the negative impact of new laws and regulations or changes in consumer or business behavior.

Various factors may make takeover attempts more difficult to achieve.

Certain provisions of our articles of incorporation and bylaws and federal and state banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire control of the Company without our Board of Directors' approval. Massachusetts and federal regulations applicable to the conversion state that for a period of three years following completion of our conversion, no person may offer to acquire or acquire beneficial ownership of more than 10% of our common stock without prior approval of the Federal Reserve Board. Under federal law, subject to certain exemptions, a person, entity or group must notify the Federal Reserve Board and receive the Federal Reserve Board's non-objection before acquiring control of a bank holding company. There also are provisions in our articles of incorporation and bylaws that we may use to delay or block a takeover attempt, including a provision that prohibits any person from voting more than 10% of our outstanding shares of common stock. Furthermore, shares of restricted stock and stock options that we may grant to employees and directors, stock ownership by our management and directors and other factors may make it more difficult for companies or persons to acquire control of the Company, Inc. without the consent of our Board of Directors, and may increase the cost of an acquisition. Taken as a whole, these statutory or regulatory provisions and provisions in our articles of incorporation and bylaws could result in the Company, Inc. being less attractive to a potential acquirer and therefore could adversely affect the market price of our common stock.

Our articles of incorporation provide that, subject to limited exception, state and federal courts in the State of Maryland are the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, and other employees.

The articles of incorporation of the Company provide that, unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Maryland General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine will be conducted in a state or federal court located within the State of Maryland, in all cases subject to the court having personal jurisdiction over the indispensable parties named as defendants. This exclusive forum provision does not apply to claims arising under the federal securities laws. This exclusive forum provision may limit a stockholder's ability to bring a claim in a judicial forum it finds favorable for disputes with the Company and its directors, officers, and other employees or may cause a stockholder to incur additional expense by having to bring a claim in a judicial forum that is distant from where the stockholder resides, or both. In addition, if a court were to find this exclusive forum provision to be inapplicable or unenforceable in a particular action, we may incur additional costs associated with resolving the action in another jurisdiction, which could have a material adverse effect on our financial condition and results of operations.

ITEM 1B. Unresolved Staff Comments

None.

ITEM 1C. Cybersecurity

The Company recognizes the importance of cybersecurity and the potential risks posed to our business operations, financial performance, and reputation. Cybersecurity is a significant and integrated component of the Company's risk management strategy. As a financial services company, cyber threats are present and growing, and the potential exists for a cybersecurity incident to occur, which could disrupt business operations or compromise sensitive data. To date, the Company has not, to its knowledge, experienced an incident materially affecting or reasonably likely to materially affect the Company. Cybersecurity risks and threats include, but are not limited to, unauthorized access, use, disclosure, modification, or destruction of our information systems, data, or network; denial of service attacks; malware; ransomware; phishing; social engineering; and cyberattacks by hackers, state-sponsored actors, or other malicious third parties and is compounded by the advent and availability of artificial intelligence tools.

To prepare and respond to incidents, the Company has implemented a multi-layered cybersecurity strategy, integrating people, technology, and processes. This includes establishing a cybersecurity risk management framework that aligns with industry standards and best practices provided by the National Institute of Standards and Technology, employee training, the use of innovative technologies, and the implementation of policies and procedures in the areas of Information Security, Data Governance, Business Continuity and Disaster Recovery, Privacy, Third-Party Risk Management, and Incident Response that ensure compliance with applicable laws, regulations and obligations, such as the Gramm-Leach-Bliley Act, the Federal Financial Institutions Examination Council ("FFIEC") Cybersecurity Assessment Tool, and the Ransomware Self-Assessment Tool. Additionally, we have implemented various technical measures to prevent, detect, and respond to cybersecurity incidents, such as firewalls, third-party managed detection & response services, encryption, authentication, backup and recovery solutions. The Company engages third-party consultants and independent auditors to, among other things, conduct penetration tests and perform cybersecurity risk assessments and audits to regularly evaluate our cybersecurity posture in conjunction with obtaining cybersecurity insurance coverage to mitigate the potential financial impact of cybersecurity incidents.

The Board Enterprise Risk Management ("ERM") Committee provides governance oversight of all risks faced by the Company, including cybersecurity and information technology general controls.

The Chief Information Officer ("CIO") manages the IT Department and reports to the ERM and Chief Risk Officer ("CRO") on these matters. The CIO also supervises the Information Security Officer ("ISO") who is responsible for implementing and maintaining the Company's Information Security Program. The Information Security Program, which is governed by various information security and cybersecurity, systems development, change control, disaster recovery/business continuity and physical asset classification and control policies. Additional cybersecurity training to the ERM Committee is provided and overseen by the CRO and CIO. The Information Security Program identifies data sources, threats and vulnerabilities and ensures awareness, accountability, and oversight for data protection throughout the Company and with trusted third parties to ensure that data is protected and able to be recovered in the event of a breach or failure (technical or other disaster). The Information Security Department conducts on-going technology and IT threat meetings to ensure the latest threats are addressed in addition to external and internal penetration testing, business continuity/ disaster recovery testing, and incident response plan testing. The CIO is a member of various management committees, chairs the Company's management-level Information Technology Steering Committee, and presents information security and cybersecurity updates on a regular basis to the Company's Risk Committee, which consists of members of management, including the Chairman, President and Chief Executive Officer, Chief Operating Officer, and other senior leaders in the Company. The Risk Committee is responsible for identifying and assessing cybersecurity risks, developing and implementing risk mitigation strategies that align with the Bank's corporate strategies, and ensuring compliance with applicable laws and regulations. The Bank's Information Technology ("IT") Steering Committee in conjunction with the Bank's Project Management Office oversees the development and implementation of our cybersecurity strategy, financial planning, and capital allocation.

The Risk Committee provides executive management oversight, from a risk perspective, of information systems security. As referenced above, the CIO provides information security updates to the Risk Committee periodically. In addition, as discussed below, the Company has implemented an Incident Response Plan to provide a structured and systematic incident response process for information security incidents that affect any of the information technology systems, network, or data of the Company. The Incident Response Plan is implemented and maintained by members of senior management and is subject to annual review and periodic updates. Information security metrics are reported to both management level committees and the ERM Committee and Risk Committee on a quarterly basis.

The Board of Directors recognizes the importance of the FFIEC for Safeguarding Customer Information and has incorporated those elements in its ongoing oversight of the Information Security Program.

We continually monitor and evaluate the evolving cybersecurity landscape and the potential impact of cybersecurity incidents on our business.

We may incur additional costs to enhance our cybersecurity processes and controls, to comply with new or changing laws, regulations, or contractual obligations, or to respond to or recover from cybersecurity incidents. We may also experience reputational harm or loss of customer confidence or trust as a result of cybersecurity incidents.

Any of these factors could have a material adverse effect on our business, financial condition, results of operations, and reputation.

Despite our efforts to enhance our cybersecurity posture, we cannot guarantee that our processes and controls will be sufficient to prevent or mitigate all cybersecurity risks and threats that we face. We may experience cybersecurity incidents that result in unauthorized access, use, disclosure, modification, or destruction of our information systems, data, or network; disruption or degradation of our operations; loss of customers or business opportunities; regulatory investigations or enforcement actions; litigation or liability; reputational damage; or increased costs.

Risk Assessment. On a periodic basis, but not less than annually, the CIO and ISO, in conjunction with Enterprise Risk Management, identifies and documents internal and external vulnerabilities that could result in unauthorized disclosure, misuse, alteration, or destruction of customer information or customer records. Based on the results of the risk assessment, the Company's Information Security Program may be revised to protect against any anticipated threats or hazards to the security or integrity of such information. The IT Steering Committee reviews changes to the program designed to monitor, measure, and respond to vulnerabilities identified.

Response to Security Vulnerabilities. In response to identified risks, management may take certain steps to correct and respond to security vulnerabilities, which may include:

- Eliminating unwarranted risks by applying vendor-provided software fixes, commonly called patches;

- Ensuring that changes to security configurations are documented, approved, and tested;

- Ensuring that exploitable files and services are assessed and removed or disabled based upon known vulnerabilities and business needs;

- Updating vulnerability scanning and intrusion detection tools to identify known vulnerabilities and related unauthorized activities;

- Investing in additional technologies or resources to aid in the evaluation, identification and mitigation of risks;

- Conducting subsequent penetration testing and vulnerability assessments, as warranted; and

- Reviewing performance with service providers to ensure security maintenance and reporting responsibilities are operating according to contract provisions and that service providers provide notification of system security breaches that may affect the Company.

Internal Controls, Audit, and Testing. Regular internal monitoring is integral to the Company's risk assessment process, which includes regular testing of internal key controls, systems, and procedures. In addition, independent third-party penetration testing to test the effectiveness of security controls and preparedness measures is conducted at least annually or more often, if warranted by the risk assessment or other external factors. Management determines the scope and objectives of the penetration analysis, which may identify additional risks or require additional costs to remediate.

Service Providers. The Company relies, in part, on third-party vendor solutions to support its operations. Many of these vendors, especially in the financial services industry, have access to sensitive and proprietary information.

In order to mitigate the operational, informational and other risks associated with the use of vendors, the Company maintains a Vendor Risk Management Program, which is implemented through a Vendor Risk Management Policy and includes a detailed onboarding process and periodic reviews of vendors with access to sensitive Company data.

The Vendor Risk Management Policy applies to any business arrangement between the Company and another individual or entity, by contract or otherwise, in compliance with the Interagency Guidance on Third Party Relationships: Risk Management. The Vendor Risk Management Program is subject to periodic audit based on the Company's annual Internal Audit Risk Assessment.

Employees and Training. Employees are the first line of defense against cybersecurity measures. Each employee is responsible for protecting Company and client information. Employees are provided training at initial onboarding and thereafter regarding information security and cybersecurity-related policies and procedures applicable to their respective roles within the organization. In addition, employees are subjected to regular simulated phishing assessments, designed to sharpen threat detection and reporting capabilities. In addition to training, employees are supported with solutions designed to identify, prevent, detect, respond to, and recover from incidents. Notable technologies include firewalls, intrusion detection systems, security automation and response capabilities, user behavior analytics, multi-factor authentication, data backups to immutable storage and business continuity applications. Notable services include security monitoring and response, continuous vulnerability scanning, third-party monitoring, and threat intelligence.

Board Reporting. At least annually, the CIO reports to the Board of Directors, directly or through the ERM Committee, the overall status of the Information Security Program and the Company's compliance with the Interagency Guidelines for Safeguarding Customer Information. Any material findings related to the risk assessment, risk management and control decisions, service provider arrangements, results of testing, security breaches or violations are discussed as are management's responses and any recommendations for program changes.

Program Adjustments. The CIO monitors, evaluates, and adjusts the Information Security Program considering any relevant changes in technology, the sensitivity of its customer information, internal or external threats to information, and changing business arrangements, such as mergers and acquisitions, alliances and joint ventures, outsourcing arrangements, and changes to customer information systems.

Incident Response Plan. To ensure that information security incidents can be recovered from quickly and with the least impact to the Company and its customers, the Company maintains a structured and systematic incident response plan (the "IRP") for all information security incidents that affect any of the IT systems, network, or data of the Company, including the Company's data held, or IT services provided by third-party vendors or other service providers. The CIO is responsible for implementing and maintaining the IRP, which includes:

- Identifying the incident response team ("IRT") and any appropriate sub-teams to address specific information security incidents, or categories of information security incidents;

- Coordinating IRT activities, including developing, maintaining, and following appropriate procedures to respond to and document identified information security incidents;

- Conducting post-incident reviews to gather feedback on information security incident response procedures and address any identified gaps in security measures;

- Providing training and conducting periodic exercises to promote employee and stakeholder preparedness and awareness of the IRP;

- Reviewing the IRP at least annually, or whenever there is a material change in the Company's business practices that may reasonably affect its cyber incident response procedures and

- Report up to the Executive Incident Response Committee, as needed.

ITEM 2.   Properties

We conduct our business through our main office located in Needham, Massachusetts and our branch offices located in Amesbury, Ashland, Boston (Mission Hill), Dedham, Dover, Medfield, Medford, Millis, Natick, Newburyport, Wellesley and Westwood, Massachusetts; Bedford, Exeter, Portsmouth and Seabrook, New Hampshire; and a warehouse lending center in Ponte Vedra Beach, Florida. Additionally, we have two administrative offices in Needham, Massachusetts and one in Wellesley, Massachusetts. We own six of our branch offices, including our main office, and our two administrative offices in Needham, Massachusetts and we lease ten of our branch offices and our administrative office in Wellesley, Massachusetts. The Company acquired three owned and four leased branch locations in the Provident Acquisition totaling $11.2 million in land, buildings, leasehold improvements, furniture, fixtures and equipment at fair value. At December 31, 2025, the total net book value of our land, buildings, leasehold improvements, furniture, fixtures and equipment was $46.2 million.

ITEM 3.   Legal Proceedings

Among other things, the activities of the Bank, including with respect to disclosures about and implementation of numerous consumer products, are subject to various laws and numerous regulations, including those related to unfair or deceptive acts or practices. If the Bank is found to have violated one or more consumer protection laws, it may be required to pay restitution to certain affected customers in connection with certain of these practices. In addition, as a result of the extensive regulation, supervision and examination of our business described elsewhere in this Annual Report on Form 10-K, we are also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental agencies regarding our business, certain of which may result in adverse judgments, settlements, fines, penalties, public or private censure, increased costs, required remediation, restriction on business activities or other impacts on us.

We are not involved in any pending legal proceedings as a plaintiff or defendant other than routine legal proceedings occurring in the ordinary course of business, and at December 31, 2025, we were not involved in any legal proceedings, the outcome of which would be material to our financial condition or results of operations.

ITEM 4.   Mine Safety Disclosures

Not applicable.

PART II

ITEM 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market, Holder and Dividend Information: The Company's common stock is listed on the Nasdaq Capital Market under the symbol "NBBK." The approximate number of holders of record of NB Bancorp, Inc. common stock as of December 31, 2025 was 1,673. Certain shares of NB Bancorp, Inc. are held in "nominee" or "street" name and accordingly, the number of beneficial owners of such shares is not known or included in the foregoing number.

Comparative Stock Performance Graph: The stock performance graph below and associated table compare the cumulative total shareholder return of our common stock from December 28, 2023 to December 31, 2025 to the cumulative total return of the Russell 2000 Index and the KBW Regional Banking Index. The lines in the graph and the numbers in the table below represent annual index levels derived from the compounded daily returns that include reinvestment or retention of all dividends. If the annual interval, based on the last day of a year, was not a trading day, the preceding trading day was used. The index value for all of the series was set to $100.00 on December 28, 2023 (which assumes that $100.00 was invested in each of the series on December 28, 2023).

The following information in this Item 5 of this Annual Report on Form 10-K is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C under the Exchange Act or to the liabilities of Section 18 of the Exchange Act and will not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent we specifically incorporate it by reference into such a filing. The stock price performance shown on the stock performance graph and associated table below is not necessarily indicative of future price performance. Information used in the graph and table was obtained from a third-party provider, a source believed to be reliable, but we are not responsible for any errors or omission in such information.



| Index | Date Ending | | |
	12/27/2023	12/31/2024	12/31/2025
NB Bancorp, Inc.	100.00	180.60	199.60
S&P U.S. SmallCap Banks	100.00	116.25	127.84
Russell 2000	100.00	109.49	123.51

Dividends: On July 23, 2025, the Company announced the initiation of a quarterly cash dividend of $0.07 per share. The Bank intends to continue to pay regular cash dividends to shareholders of its common stock; however, any future determination to declare and pay cash dividends, if any, will be made at the discretion of the Board of Directors and will depend on a variety of factors, including applicable laws, the Company's financial condition, results of operations, business prospects, general business or financial market conditions, regulatory environment and other factors the Board of Directors may deem relevant. Dividends will be dependent on the Company's future earnings, capital requirements, and financial condition.

Dividend payments by the Company may be dependent, in part, on dividends it receives from the Bank, because the Company has no significant source of income other than dividends from the Bank, earnings from the investment of proceeds from the sale of shares of common stock in the stock offering which closed in December 2023 retained by the Company and interest payments with respect to our loan to the ESOP. See "Item 1. Business – Supervision and Regulation – Federal Regulations Applicable to the Bank – Capital Distributions."

The Federal Reserve Board has issued supervisory policies providing that dividends should be paid only out of current earnings and only if our prospective rate of earnings retention is consistent with our capital needs, asset quality and overall financial condition. Federal Reserve Board guidance also provides for prior regulatory consultation with respect to capital distributions in certain circumstances such as where a holding company's net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the holding company's overall rate of earnings retention is inconsistent with its capital needs and overall financial condition. In addition, the Bank's ability to pay dividends would be limited if it does not have the capital conservation buffer required by the capital rules, which may limit our ability to pay dividends to stockholders.

No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in the future. Special cash dividends, stock dividends or returns of capital, to the extent permitted by regulations and policies of the Federal Reserve Board and the Commissioner, may be paid in addition to, or in lieu of, regular cash dividends.

Other than its ESOP and the 2025 Equity Incentive Plan, the Company does not have any equity compensation plans that were not approved by stockholders. The Company currently has no other equity compensation plans.

Report of Offering of Securities and Use of Proceeds Therefrom. Not applicable.

Issuer Purchases of Equity Securities. During the year ended December 31, 2025, the Company announced the commencement of two stock repurchase programs to acquire up to 4,163,808 shares, or 10% of the Company's outstanding common stock at each repurchase program's respective commencement date. As previously reported on the Company's Quarterly Reports on Form 10-Qs, the Company completed these stock repurchase programs on July 15, 2025. There were no stock repurchase during the quarter ended December 31, 2025

ITEM 6.   [Reserved]

ITEM 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis reflects our consolidated financial statements and other relevant statistical data and is intended to enhance your understanding of our financial condition and results of operations. The information in this section has been derived from the consolidated financial statements that appear beginning on page 98 of this Annual Report on Form 10-K. You should read the information in this section in conjunction with the business and financial information regarding the Company and the Bank and the consolidated financial statements provided in this Annual Report on Form 10-K for the Company and, with respect to the years ended December 31, 2025, 2024 and 2023, the Company had not engaged in any material activities prior to December 28, 2023, the date of the consummation of the mutual to stock conversion.

Our results of operations depend primarily on our net interest income.

Net interest income is the difference between the interest income we earn on our interest-earning assets and the interest we pay on our interest-bearing liabilities. Our results of operations also are affected by our provision for credit losses, noninterest income and noninterest expense. Noninterest income currently consists primarily of customer service fees, swap contract income, and income on BOLI. Noninterest expense currently consists primarily of expenses related to salary and employee benefits and director fees, occupancy and equipment, data processing, marketing and charitable contribution expense, professional fees, FDIC assessments and other general and administrative expenses.

Our results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

On November 15, 2025 we completed our previously announced Provident Acquisition, which resulted in the addition of approximately $1.40 billion in total assets, $1.18 billion of total net loans and $1.14 billion in total deposits, all at fair value. Provident, a Massachusetts corporation, was a federally registered bank holding company headquartered in Amesbury, Massachusetts. BankProv, a Massachusetts-chartered bank, founded in 1828, was a wholly-owned subsidiary of Provident that operated through a network of 7 full-service banking offices in northeastern Massachusetts and southern New Hampshire, as well as a mortgage warehouse lending center in Ponte Vedra Beach, Florida.

In accordance with the terms of the definitive merger agreement, through which we agreed to acquire Provident through a merger with the Company as the surviving entity, each share of Provident common stock was exchanged for 0.691 shares of the Company's common stock or $13.00 in cash, subject to allocation procedures to ensure that the total number of shares of Provident common stock that receive the stock consideration represents 50% of the total number of shares of Provident common stock outstanding immediately prior to the completion of the acquisition.

The transaction qualified as a tax-free reorganization for Federal income tax purposes and provided Provident shareholders with a tax-free exchange of their shares of Provident common stock in exchange for the Company's common stock as the consideration they received in the merger. We issued 5.9 million shares of our common stock in the exchange and paid $111.8 million in cash, which resulted in a transaction value of approximately $226.5 million based upon the closing price of our common stock on November 14, 2025 of $19.29 per share.

Critical Accounting Policies and Estimates

The discussion and analysis of the financial condition and results of operations are based on our consolidated financial statements, which are prepared in conformity with U.S. GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. We consider the accounting policies discussed below to be critical accounting policies.

The estimates and assumptions that we use are based on historical experience and various other factors and are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions, resulting in a change that could have a material impact on the carrying value of our assets and liabilities and our results of operations.

The Jumpstart Our Business Startups Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. As an "emerging growth company" we have elected to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Accordingly, our consolidated financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

The following represent our critical accounting policies:

ACL – The ACL represents management's best estimate of credit losses over the remaining life of loans measured at amortized cost and unfunded lending commitments at the consolidated balance sheet date and is established through a provision for credit losses charged to net income. The allocation methodology applied by the Company includes allocations for individually evaluated loans and loss factor allocations for all remaining loans through a quantitative model with an assessment of certain qualitative factors.

Management uses a methodology to systematically estimate the amount of expected lifetime losses in the loan portfolio. Expected lifetime losses are estimated on a collective basis for loans sharing similar risk characteristics and are determined using a quantitative model combined with an assessment of certain qualitative factors designed to address forecast and model risk inherent in the quantitative model output. Loss estimates within the collectively assessed population are based on a combination of pooled assumptions and loan-level characteristics. The weighted average remaining maturity ("WARM") method is the primary credit loss estimation methodology used by the Company and involves estimating future cash flows and expected credit losses for pools of loans using their expected remaining WARM.

The quantitative model estimates expected credit losses using loan level data over the estimated life of the exposure, considering the effect of prepayments. Economic forecasts, one of the most significant judgments influencing the ACL, are incorporated into the estimate over a reasonable and supportable forecast period of two years, beyond which is a reversion to our historical loss average which occurs over a period of four quarters.

Qualitative adjustments to quantitative loss factors, either negative or positive, may include considerations of economic conditions including economic forecasts as detailed above, volume and severity of past due loans, value of underlying collateral, experience, depth, and ability of management, and concentrations of credit.

The methodology includes evaluation and consideration of several factors which could affect potential credit losses.

While management uses the best information available to make its evaluation, future adjustments to the ACL may be necessary if there are significant changes in economic conditions or circumstances underlying the collectability of loans. Because each of the criteria used is subject to change, the allocation of the ACL is made for analytical purposes and is not necessarily indicative of the trend of future credit losses in any particular loan category. The total ACL is available to absorb losses from any segment of the loan portfolio. Management believes the allowance for ACL was adequate at December 31, 2025. The allowance analysis is reviewed by the board of directors on a quarterly basis in compliance with regulatory requirements.

For additional information on our ACL, refer to *Note 4, "Loans Receivable and ACL"* within the Notes to the Consolidated Financial Statements included in Part II, Item 8 in this Annual Report on Form 10-K.

Goodwill and Other Intangible Assets – Acquisitions of businesses are accounted for using the acquisition method of accounting. Accordingly, the net assets of the companies acquired are recorded at their fair values at the date of acquisition. Goodwill represents the excess of purchase price over the fair value of net assets acquired. Other intangible assets represent acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights, or because the asset is capable of being sold or exchanged either on its own, or in combination with a related contract, asset, or liability.

The Company evaluates goodwill for impairment at least annually, or more often if warranted, using a qualitative assessment. If the qualitative assessment indicates potential impairment, management will perform a quantitative impairment test. The quantitative impairment test compares the book value to the fair value of each reporting segment. If the book value exceeds the fair value, an impairment is charged to net income. Management has identified one reporting segment for purposes of testing goodwill for impairment: the banking business.

Other intangible assets, all of which are definite-lived, are stated at cost, less accumulated amortization. The Company evaluates other intangible assets for impairment at least annually, or more frequently based on specific events or changes in circumstances. The Company considers factors including, but not limited to, changes in legal factors and business climate that could affect the value of the intangible asset. Any impairment losses are charged to net income. The Company amortizes other intangible assets over their respective estimated useful lives. The estimated useful lives of core deposit intangible assets are ten years. The Company reassesses the useful lives of other intangible assets at least annually, or more frequently based on specific events or changes in circumstances.

Our discount rate was based upon the estimated cost of equity under the Capital Asset Pricing Model, which considers the risk-free interest rate, market risk premium, size premium, company specific premium and beta specific to a particular reporting unit.

For additional information on our goodwill and other intangibles, refer to *Note 7, "Goodwill and Other Intangible Assets"* within the Notes to the Consolidated Financial Statements included in Item 8 in this Annual Report on Form 10-K.

Business Combinations – Acquisitions of businesses are accounted for using the acquisition method of accounting. In accordance with applicable accounting guidance, we recognize assets acquired and liabilities assumed at their respective fair values as of the date of acquisition, with the related transaction costs expensed in the period incurred.

We use third party valuation specialists to assist in the determination of fair value of certain assets and liabilities at the merger date, including loans and core deposit intangibles.

While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed on the acquisition date, the estimates are inherently uncertain.

For further discussion of our methodology for estimating the fair value of acquired assets and assumed liabilities in connection with our Provident Acquisition, see *Note 2, "Acquisition"* within the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K.

The ACL on PCD loans and PSLs is recognized within business combination accounting.

For further discussion of our accounting policies for estimating credit losses on acquired loans, see *Note 1, "Summary of Significant Accounting Policies"* within the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K.

Income Taxes – The Company and its subsidiaries file a consolidated federal income tax return. The Company recognizes certain revenue and expense items in periods which are different for financial accounting purposes than for federal income tax purposes. Deferred income tax assets and liabilities are computed under the liability method based on differences between the consolidated financial statement carrying amounts and the tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

In accordance with U.S. GAAP, management assesses the likelihood that tax positions taken will be sustained upon examination based on their technical merit, considering the facts, circumstances and information available at the end of each period. The Company recognizes the effects of significant income tax positions taken on tax returns only if the positions are "more likely than not" to be sustained upon examination by the taxing authorities.

Positions taken on tax returns that do not meet that threshold are not recognized in the Company's provisions for income taxes. The measurement of uncertain tax positions is adjusted when new information is available, or when an event occurs that requires a change. The Company's policy is to analyze its tax positions for all open tax years. Interest and penalties, if any, associated with uncertain tax positions, are classified as additional income tax expense in the consolidated statements of income (see Note 11).

Non-GAAP Financial Measures. In addition to results presented in accordance with U.S. GAAP, this Annual Report on Form 10-K contains certain non-GAAP financial measures, including pre-provision net revenue, operating net income, operating pre-tax income, operating noninterest expense, operating noninterest income, operating effective tax rate, operating earnings per share, basic, operating earnings per share, diluted, operating return on average assets, operating return on average shareholders' equity, operating efficiency ratio, tangible shareholders' equity, tangible assets and tangible book value per share. The Company presents certain non-GAAP financial measures, which management uses to evaluate the Company's performance, and which exclude the effects of certain transactions, non-cash items and U.S. GAAP adjustments that we believe are unrelated to our core business and are therefore not necessarily indicative of the Company's current performance or financial position. Management believes excluding these items facilitates greater visibility for investors into our core businesses as well as underlying trends that may, to some extent, be obscured by inclusion of such items in the corresponding U.S. GAAP financial measures. These disclosures should not be viewed as a substitute for financial results determined in accordance with U.S. GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies.

Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies' non-GAAP financial measures having the same or similar names.

NB BANCORP, INC.
NON-GAAP RECONCILIATION
(Dollars in thousands)

	For the Year Ended December 31,		
	2025	2024	2023
Net income (U.S. GAAP)	$ 50,302	$ 42,149	$ 9,825
Add (Subtract):			
Adjustments to net income:			
Merger and acquisition expenses	17,265	-	-
State tax expense - voluntary disclosure agreements	561	-	-
Losses on sales of securities available for sale, net	-	1,868	-
BOLI surrender tax and managed endowment contract penalty (1)	2,310	1,705	-
Needham Bank Charitable Foundation contribution resulting from IPO	-	-	19,082
One-time conversion and IPO-related compensation expense	-	-	7,931
Defined benefit pension termination expense	480	390	1,900
Permanent tax differences resulting from public company tax laws (1)	-	-	3,680
Total adjustments to net income	$ 20,616	$ 3,963	$ 32,593
Less net tax benefit associated with pre-tax non-GAAP adjustments to net income	4,739	634	8,096
Non-GAAP adjustments, net of tax	15,877	3,329	24,497
Operating net income (non-GAAP)	$ 66,179	$ 45,478	$ 34,322

(1) These amounts are included in income tax expense and reflect amounts related to 2025 and 2024 BOLI surrender taxes and penalties and 2023 compensation and writedown for future LTIP vesting amounts that are not expected to be deductible on a tax return, respectively. These amounts are not included in the calculation of the tax impact on the non-GAAP adjustments.

	At and For the Year Ended December 31,		
	2025	2024	2023
Net income (U.S. GAAP)	$ 50,302	$ 42,149	$ 9,825
Weighted average common shares outstanding, basic	37,409,219	39,389,829	42,018,229
Earnings per share, basic	$ 1.34	$ 1.07	$ 0.23
Weighted average common shares outstanding, diluted	37,626,188	39,389,829	42,018,229
Earnings per share, diluted	$ 1.34	$ 1.07	$ 0.23
Operating net income (non-GAAP)	$ 66,179	$ 45,478	$ 34,322
Operating earnings per share, basic (non-GAAP)	$ 1.77	$ 1.15	$ 0.82
Operating earnings per share, diluted (non-GAAP)	$ 1.76	$ 1.15	$ 0.82

	For the Year Ended December 31,		
	2025	2024	2023
Pre-tax income (GAAP)	$ 71,131	$ 58,618	$ 11,844
Add (Subtract):			
Merger and acquisition expenses	17,265	-	-
Losses on sales of securities available for sale, net	-	1,868	-
Needham Bank Charitable Foundation contribution resulting from IPO	-	-	19,082
One-time conversion and IPO-related compensation expense	-	-	7,931
Defined benefit pension termination expense	480	390	1,900
Operating pre-tax income (non-GAAP)	$ 88,876	$ 60,876	$ 40,757
Noninterest expense (U.S. GAAP)	$ 137,874	$ 103,017	$ 121,344
Subtract (Add):			
Noninterest expense components:			
Merger and acquisition expenses	17,265	-	-
Needham Bank Charitable Foundation contribution resulting from IPO	-	-	19,082
One-time conversion and IPO-related compensation expense	-	-	7,931
Defined benefit pension termination expense	480	390	1,900
Total impact of non-GAAP noninterest expense adjustments	$ 17,745	$ 390	$ 28,913
Noninterest expense on an operating basis (non-GAAP)	$ 120,129	$ 102,627	$ 92,431
Noninterest income (U.S. GAAP)	$ 16,200	$ 12,560	$ 15,352
Subtract (Add):			
Noninterest income components:			
Losses on sales of securities available for sale, net	-	(1,868)	-
Total impact of non-GAAP noninterest income adjustments	$ -	$ (1,868)	$ -
Noninterest income on an operating basis (non-GAAP)	$ 16,200	$ 14,428	$ 15,352
Operating net income (non-GAAP)	$ 66,179	$ 45,478	$ 34,322
Average assets	5,458,675	4,786,379	3,973,029
Operating return on average assets (non-GAAP)	1.21%	0.95%	0.86%
Average shareholders' equity	758,284	746,332	365,120
Operating return on average shareholders' equity (non-GAAP)	8.73%	6.09%	9.40%
Noninterest expense on an operating basis (non-GAAP)	$ 120,129	$ 102,627	$ 92,431
Total revenue (net interest income plus total noninterest income) (non-GAAP)	213,658	175,626	147,073
Operating efficiency ratio (non-GAAP)	56.22%	58.43%	62.85%

	For the Year Ended December 31,		
	2025	2024	2023
Income tax expense (GAAP)	$ 20,829	$ 16,469	$ 2,019
Add (Subtract):			
State tax expense - voluntary disclosure agreements	(561)	-	-
Net tax benefit associated with pre-tax non-GAAP adjustments to net income	4,739	634	8,096
BOLI surrender tax and modified endowment contract penalty	(2,310)	(1,705)	-
Total impact of non-GAAP income tax expense adjustments	$ 1,868	$ (1,071)	$ 8,096
Income tax expense on an operating basis (non-GAAP)	$ 22,697	$ 15,398	$ 10,115
Operating effective tax rate (non-GAAP)	25.5%	25.3%	24.8%
Total shareholders' equity (U.S. GAAP)	$ 858,932	$ 765,167	$ 757,959
Subtract:			
Intangible assets (core deposit intangible and goodwill)	37,815	1,079	1,227
Total tangible shareholders' equity (non-GAAP)	821,117	764,088	756,732
Total assets (U.S. GAAP)	7,006,130	5,157,737	4,533,391
Subtract:			
Intangible assets (core deposit intangible and goodwill)	37,815	1,079	1,227
Total tangible assets (non-GAAP)	$ 6,968,315	$ 5,156,658	$ 4,532,164
Tangible shareholders' equity / tangible assets (non-GAAP)	11.78%	14.82%	16.70%
Total common shares outstanding	45,770,128	42,705,729	42,705,729
Tangible book value per share (non-GAAP)	$ 17.94	$ 17.89	$ 17.72

Comparison of Financial Condition at December 31, 2025 and 2024

Total Assets. Total assets increased $1.85 billion, or 35.8%, to $7.01 billion as of December 31, 2025 from $5.16 billion at December 31, 2024. The increase was primarily the result of increases in net loans, cash and cash equivalents, AFS securities, banking premises and equipment, goodwill and other intangibles and deferred tax assets from the Provident Acquisition.

Cash and Cash Equivalents. Cash and cash equivalents increased $43.7 million, or 12.0%, to $407.6 million at December 31, 2025 from $363.9 million at December 31, 2024. The increase in cash and cash equivalents was primarily a result of an increase in FHLB borrowing and deposits, along with cash as part of the Provident Acquisition, partially offset by growth in loans during the year.

AFS Securities. AFS securities increased $40.8 million, or 17.9%, to $269.0 million at December 31, 2025 from $228.2 million at December 31, 2024 from purchases of U.S. treasury and mortgage-backed securities and the $24.5 million in securities acquired from the Provident acquisition, which were sold upon closing and redeployed into U.S. treasury and mortgage-backed securities.

Loans, net. Loans, net increased $1.60 billion, or 37.4%, to $5.90 billion at December 31, 2025 from $4.29 billion at December 31, 2024. We experienced increases in each of our loan portfolio segments except for consumer loans, which decreased $41.1 million, or 16.8%, to $203.5 million at December 31, 2025 from $244.6 million at December 31, 2024. The primary driver of the decline in consumer loans was the $67.0 million transfer of consumer loans to held for sale, partially offset by purchases made. During the year ended December 31, 2025, commercial real estate loans, including multi-family real estate loans, increased $745.1 million, or 43.9%; commercial and industrial loans increased $447.8 million, or 80.0%; construction and land development loans increased $146.8 million, or 25.1%; and one-to-four-family residential real estate loans, including home equity loans, increased $74.9 million, or 6.0%. As part of the Provident acquisition, the Company acquired a warehouse loan portfolio of $280.9 million.

The following tables contains information regarding the loan portfolio segments acquired from Provident and our organic loan portfolio growth during the year ended December 31, 2025:

	December 31, 2025	December 31, 2024	Provident Acquisition (1)	Organic $ Change	Organic % Change
			(In thousands)		
One-to-four-family residential	$ 1,177,156	$ 1,130,791	$ 27,315	$ 19,050	1.7%
Home equity	152,602	124,041	4,110	24,451	19.7%
Residential real estate	1,329,758	1,254,832	31,425	43,501	3.5%
Commercial real estate	1,924,043	1,363,394	483,548	77,101	5.7%
Multi-family residential	517,527	333,047	73,035	111,445	33.5%
Commercial real estate	2,441,570	1,696,441	556,583	188,546	11.1%
Construction and land development	730,573	583,809	19,962	126,802	21.7%
Commercial and industrial	1,007,669	559,828	354,017	93,824	16.8%
Commercial	4,179,812	2,840,078	930,562	409,172	14.4%
Consumer, net of premium/discount	203,497	244,558	—	(41,061)	16.8%
Mortgage warehouse	280,949	—	264,614	16,335	6.2%
Total loans	5,994,016	4,339,468	1,226,601	427,947	9.9%
Deferred fees, net	(7,876)	(6,539)	—	(1,337)	20.4%
Loans receivable, net of deferred fees	$ 5,986,140	$ 4,332,929	$ 1,226,601	$ 426,610	9.8%

(1) Loans acquired at fair value

The increase in these loan portfolio segments reflects the Provident Acquisition, coupled with our strategy to grow the balance sheet by continuing to diversify into higher-yielding loans to improve net margins and manage interest rate risk. In addition, to help manage interest rate risk and generate non-interest income, occasionally we sell one-to-four-family residential mortgage loans into the secondary market on a servicing-retained basis. During the year ended December 31, 2025, $9.0 million of loans were sold with gains recognized of $165,000. Additionally, at December 31, 2025, we transferred a portfolio of consumer loans to held for sale in an amount of $67.0 million, with a net loss to reflect the fair value of $517,000.

Non-public Investments. Non-public investments primarily consist of equity investments and FHLB stock and FRB stock holdings. These assets increased $9.4 million, or 38.5%, to $33.7 million as of December 31, 2025 from $24.4 million as of December 31, 2024. The increase resulted primarily from an low-income housing tax credit ("LIHTC") equity investment of $6.7 million acquired from Provident, as well as increased FHLB stock holdings of $3.6 million correlated to the increase in outstanding FHLB borrowings at December 31, 2025.

BOLI. During the year ended December 31, 2025, the Company received proceeds on surrendered BOLI policies of $48.8 million and acquired $47.1 million in BOLI policies from Provident, resulting in an increase of $1.6 million, or 1.5%, in BOLI to $104.3 million at December 31, 2025 from $102.8 million at December 31, 2024. The Company surrendered BOLI policies in September 2024 and the proceeds were received during the year ended December 31, 2025. The Company also surrendered $28.4 million of BOLI policies from the Provident Acquisition, the proceeds from which have not been received. The Company recorded an increase in the cash surrender value of the BOLI policies of $3.3 million during the year ended December 31, 2025, compared to an increase in the cash surrender value of the BOLI policies of $2.3 million during the year ended December 31, 2024, primarily the result of the surrender and redeployment of BOLI policies at a higher yield during the year ended December 31, 2025, along with a higher average balance during 2025.

Deferred Income Tax Asset, Net. Deferred income tax asset, net increased $18.5 million, or 61.2%, to $48.8 million at December 31, 2025 from $30.3 million at December 31, 2024. The increase resulted primarily from the $23.5 million in deferred income tax assets acquired with the Provident Acquisition, offset by deferred tax liabilities from Goodwill and the Core Deposit Intangible resulting from the Provident Acquisition.

Prepaid Expenses and Other Assets. Prepaid expenses and other assets consist primarily of right of use assets related to our long-term leases, derivative assets, prepaid expenses and income tax receivables.

Prepaid expenses and other assets increased $9.5 million, or 16.1%, to $68.1 million at December 31, 2025 from $58.6 million at December 31, 2024. The increase resulted primarily from an $8.8 million increase in right of use assets, driven by the execution of two new leases during the year ended December 31, 2025 in Salem, New Hampshire and Allston, Massachusetts, totaling $2.7 million, expansion of the Wellesley lease of $2.7 million and the Provident Acquisition of four leases totaling $3.8 million at fair value.

Goodwill. Goodwill increased to $18.5 million at December 31, 2025 from $0 at December 31, 2024 as a result of the Provident Acquisition, reflecting the net balance of assets acquired and liabilities assumed at fair value compared to the consideration paid.

Core deposit intangible. Core deposit intangible increased $18.2 million, or 1,689.0%, to $19.3 million at December 31, 2025 from $1.1 million at December 31, 2024. The Provident Acquisition drove this increase with an $18.8 million core deposit intangible recorded as part of the acquisition less amortization recognized since the acquisition. The fair value of the core deposit intangible was determined as of the acquisition date, based on a discounted cash flow analysis using a discount rate commensurate with market participants. To calculate cash flows, deposit account servicing costs (net of deposit fee income) and interest expense on deposits were compared to the cost of alternative funding sources available through wholesale borrowing rates and national brokered certificate of deposit offering rates. The projected cash flows were developed using projected deposit attrition rates.

Deposits. Total deposits increased $1.68 billion, or 40.1%, to $5.85 billion at December 31, 2025 from $4.18 billion at December 31, 2024, primarily driven by the $1.14 billion assumption of Provident's deposit portfolio at fair value. Core deposits (which we define as all deposits other than brokered deposits) increased $1.45 billion, or 37.5%, to $5.32 billion at December 31, 2025 from $3.87 billion at December 31, 2024. The increase in core deposits was the result of increases in money market accounts of $650.1 million, or 65.0%, certificates of deposits of $315.7 million, or 19.1%, noninterest bearing demand deposits of $201.0 million, or 32.2%, NOW accounts of $183.2 million, or 38.0% and savings accounts of $100.0 million, or 92.0%.

The following tables contain information regarding deposits assumed from the Provident Acquisition and our organic deposit growth during the year ended December 31, 2025:

	December 31, 2025	December 31, 2024	Provident Acquisition (1)	Organic $ Change	Organic % Change
			(In thousands)		
Transactional accounts:					
Noninterest-bearing demand deposits	$ 824,403	$ 623,400	$ 216,370	$ (15,367)	(2.5)%
Savings accounts	208,672	108,685	78,723	21,264	19.6%
NOW accounts	664,719	481,539	134,075	49,105	10.2%
Money market accounts	1,650,849	1,000,748	427,725	222,376	22.2%
Total transactional accounts	3,348,643	2,214,372	856,893	277,378	12.5%
Customer CD's	1,969,210	1,653,474	157,403	158,333	9.6%
Total core deposits	5,317,853	3,867,846	1,014,296	435,711	11.3%
Total brokered deposits	535,681	309,806	120,000	105,875	34.2%
Total deposits	$ 5,853,534	$ 4,177,652	$ 1,134,296	$ 818,964	19.6%

(1) Deposits acquired at fair value

At December 31, 2025 and 2024, we had $535.7 million and $309.8 million of brokered deposits, respectively. The increase in brokered deposits was driven by the $120.0 million in brokered deposits assumed from the Provident Acquisition and additional usage of brokered deposits for liquidity and funding needs.

The Company had $453.0 million and $395.2 million in deposits from the cannabis industry as of December 31, 2025 and 2024, respectively.

Borrowings. FHLB borrowings increased $75.4 million, or 62.4%, to $196.2 million at December 31, 2025, compared to $120.8 million at December 31, 2024.

Our borrowings consisted solely of FHLB advances, and the increase in FHLB borrowings was the result of overall liquidity needs and the assumption of $30.8 million in FHLB advances from the Provident Acquisition.

Accrued expenses and other liabilities. Accrued expenses and other liabilities increased $5.0 million, or 7.6%, to $70.7 million at December 31, 2025 from $65.7 million at December 31, 2024. The increase primarily resulted from the assumption of lease liabilities from the Provident Acquisition of $3.8 million at fair value, the execution of two new leases in Salem, New Hampshire and Allston, Massachusetts totaling $2.7 million and the expansion of the Wellesley lease of $2.7 million, partially offset by a $4.9 million decrease in accrued interest on brokered deposits driven by rate reductions during the year ended December 31, 2025.

Shareholders' Equity. Shareholders' equity increased $93.8 million, or 12.3%, to $858.9 million at December 31, 2025 from $765.2 million at December 31, 2024. The increase in shareholders' equity was primarily due to the issuance of 5.9 million shares of common stock issued for the Provident Acquisition resulting in an increase of $114.6 million, $50.3 million in net income, $5.0 million in other comprehensive income driven by decreases in interest rate, partially offset by $77.1 million in share repurchases and $5.6 million in dividends paid.

Comparison of Operating Results for the Years Ended December 31, 2025 and 2024

Net Income. Net income was $50.3 million for the year ended December 31, 2025, compared to net income of $42.1 million for the year ended December 31, 2024, an increase of $8.2 million, or 19.3%.

The increase in net income was primarily driven by an increase of $36.3 million, or 22.5%, in net interest income, a $3.6 million, or 29.0% increase in noninterest income and a $7.5 million, or 61.6%, decrease in the provision for credit losses was partially offset by a $34.9 million, or 33.8%, increase in noninterest expense and a $4.4 million, or 26.5%, increase in income tax expense.

Operating net income (non-GAAP), excluding one-time charges, amounted to $66.2 million, or $1.76 per diluted share for the year ended December 31, 2025 compared to operating net income of $45.5 million, or $1.15 per diluted share for the year ended December 31, 2024, an increase of $20.7 million, or 45.5%.

The material one-time pre-tax amounts recognized during the year ended December 31, 2025 included:

- Pre-tax merger and acquisition costs of $17.3 million ($12.8 million net of tax) related to the Provident Acquisition;

- Tax expense and a managed endowment contract penalty related to the surrender of BOLI policies of $2.3 million;

- State voluntary disclosure agreement tax expenses of $561,000 for new state income tax expenses; and

- Defined benefit pension termination expense of $480,000.

The material one-time pre-tax amounts for the year ended December 31, 2024 included:

- Loss on the sale of available-for-sale securities amounting to $1.9 million;

- Tax expense and a managed endowment contract penalty related to the surrender of BOLI policies of $1.7 million; and

- Defined benefit pension termination expense of $390,000.

Interest and Dividend Income. Interest and dividend income increased $43.2 million, or 14.8%, to $335.7 million for the year ended December 31, 2025 from $292.5 million for the year ended December 31, 2024, primarily due to a $44.2 million, or 16.3%, increase in interest and fees on loans and a $2.7 million, or 38.7%, increase in interest on investment securities, offset by a $3.7 million, or 24.8%, decrease in interest and dividends on cash equivalents and other. Income from the Provident Acquisition is only included in the results of 2025 since November 15, 2025.

The increase in interest and fees on loans was primarily due to an increase of $629.5 million, or 15.4%, in the average balance of the loan portfolio to $4.72 billion for the year ended December 31, 2025 from $4.09 billion for the year ended December 31, 2024 and an increase of 5 basis points in the weighted average yield for the loan portfolio to 6.67% for the year ended December 31, 2025 from 6.62% for the year ended December 31, 2024, reflecting the growth of our commercial loan portfolios. The increase in interest on securities was primarily due to an increase of 65 basis points in the weighted average yield for the securities portfolio to 4.00% for the year ended December 31, 2025 from 3.35% for the year ended December 31, 2024 and an increase of $33.2 million, or 16.2%, in the average balance of the securities portfolio to $237.5 million for the year ended December 31, 2025 from $204.3 million for the year ended December 31, 2024, reflecting redeployment of maturities, paydowns and excess cash into higher yielding securities. The decrease in interest and dividends on cash equivalents and other was primarily due to decrease of 111 basis points in the weighted average yield for short-term investments to 4.22% for the year ended December 31, 2025 from 5.33% for the year ended December 31, 2024 and a decrease of $24.6 million, or 9.8%, in the average balance of short-term investments to $226.3 million for the year ended December 31, 2025 from $250.9 million for the year ended December 31, 2024, reflecting the declining rate environment and the deployment of cash during the year ended December 31, 2025.

Average interest-earning assets increased $640.8 million, or 14.0% to $5.21 billion for the year ended December 31, 2025 from $4.57 billion for the year ended December 31, 2024. The yield on interest-earning assets increased 4 basis points to 6.44% for the year ended December 31, 2025 from 6.40% for the year ended December 31, 2024.

Interest Expense. Total interest expense increased $7.0 million, or 5.3%, to $138.3 million for the year ended December 31, 2025 from $131.3 million for the year ended December 31, 2024.

Interest expense on deposits increased $6.0 million, or 4.7%, to $132.9 million for the year ended December 31, 2025 from $126.9 million for the year ended December 31, 2024, due to an increase in the average balance of certificates of deposit and individual retirement accounts of $198.5 million, or 10.7%, to $2.06 billion for the year ended December 31, 2025 from $1.86 billion for the year ended December 31, 2024 and an increase in the average balance of money market accounts of $297.3 million, or 33.7%, to $1.18 billion for the year ended December 31, 2025 from $883.2 million for the year ended December 31, 2024. These increases were partially offset by declines in the weighted average cost of certificates of deposit and individual retirement accounts of 62 basis points to 4.31% for the year ended December 31, 2025 from 4.93% for the year ended December 31, 2024 and a decrease in the weighted average cost of money market accounts of 33 basis points to 3.55% for the year ended December 31, 2025 from 3.88% for the year ended December 31, 2024.

Interest expense on borrowings increased $1.0 million, or 23.1%, to $5.4 million for the year ended December 31, 2025 from $4.4 million for the year ended December 31, 2024. The average balance of FHLB advances increased $36.6 million, or 42.8%, to $122.1 million for the year ended December 31, 2025 from $85.5 million for the year ended December 31, 2024, offset partially by a decrease in the weighted average cost of these advances of 71 basis points to 4.43% for the year ended December 31, 2025 from 5.14% for the year ended December 31, 2024. The increase in the average balance was due to liquidity needs.

Net Interest Income. Net interest income was $197.5 million for the year ended December 31, 2025, compared to $161.2 million for the year ended December 31, 2024, representing an increase of $36.3 million, or 22.5%, primarily due to a $640.8 million, or 14.0%, increase in the average balance of interest-earning assets to $5.21 billion for the year ended December 31, 2025 from $4.57 billion for the year ended December 31, 2024 and a decrease in the weighted average cost of interest-bearing liabilities of 41 basis points to 3.47% at December 31, 2025 from 3.88% at December 31, 2024. These increases were partially offset by an increase in the average balance of interest-bearing liabilities of $593.8 million, or 17.5%, to $3.98 billion for the year ended December 31, 2025 from $3.39 billion for the year ended December 31, 2024.

Provision for Credit Losses. Based on management's analysis of the adequacy of ACL, a provision of $4.7 million was recorded for the year ended December 31, 2025, of which $4.7 million related to the provision for credit losses on loans, compared to a provision of $12.1 million for the year ended December 31, 2024, which included a $14.9 million provision for credit losses on loans. The $7.5 million, or 61.6%, decrease in the provision was primarily due to the decrease of the provision for credit losses on loans, which decreased $10.3 million, or 68.7%, primarily driven by a $67.0 million portfolio of consumer loans transferred to loans held for sale and a $2.1 million reduction in net charge offs, partially offset by a decrease in the release of credit losses on unfunded commitments of $2.8 million, or 99.1%, resulting from an increase in the balance of unfunded commitments.

Noninterest Income. Noninterest income increased $3.6 million, or 29.0%, to $16.2 million for the year ended December 31, 2025 from $12.6 million for the year ended December 31, 2024. The increase resulted primarily from a $2.7 million, or 35.0% increase in customer service fees as a result of higher cash management fees, a decrease in loss on sale of AFS securities, net resulting from a $1.9 million loss earn-back trade executed during the year ended December 31, 2024 and a $1.0 million, or 45.1% increase, in the increase in the cash surrender value of BOLI due to higher rates earned from new policies purchased in late 2024, partially offset by a $719,000, or 245.4%, decrease in the gain on sale of loans, net due to the transfer of consumer loans to held for sale resulting in a loss during the year ended December 31, 2025 and a decrease in other income of $839,000, or 49.6%, due to a one time card branding sign on bonus of $610,000 earned during the year ended December 31, 2025.

The table below sets forth our noninterest income for the years ended December 31, 2025 and 2024:

	Year ended December 31,				Change		
	2025		2024		Amount		Percent
	(Dollars in thousands)						
Customer service fees	$	10,505	$	7,784	$	2,721	34.96%
Increase in cash surrender value of BOLI		3,293		2,269		1,024	45.13%
Mortgage banking income		53		1,023		(970)	(94.82%)
Swap contract income		1,497		1,659		(162)	(9.76%)
Loss on sale of available-for-sale securities, net		—		(1,867)		1,867	(100.00%)
Other income		852		1,692		(840)	(49.65%)
Total noninterest income	$	16,200	$	12,560	$	3,640	28.98%

Noninterest Expense. Noninterest expense for the year ended December 31, 2025 was $137.9 million, representing an increase of $34.9 million, or 33.8%, from $103.0 million for the year ended December 31, 2024. Merger and acquisition expenses were $17.3 million for the year ended December 31, 2025, a 100.0% increase from the year ended December 31, 2024 related to the Provident Acquisition. Salaries and employee benefit expenses increased $10.2 million, or 15.2%, resulting primarily from an increase in employee compensation of $6.1 million, an increase in employee bonus expense of $2.3 million and an increase in medical and dental benefit expense of $1.5 million as a result of increased headcount and related incentives during the year ended December 31, 2025. Data processing expenses increased $2.5 million, or 27.6%, resulting primarily from a $1.2 million increase in IT equipment/hardware as a result of continued technological enhancements, system upgrades and related needs. Director and professional service fees increased $1.9 million, or 22.2%, primarily a result of $1.9 million in stock compensation expense related to the issuance of restricted stock awards under the 2025 Equity Plan. General and administrative expenses increased $1.1 million, or 17.3%, due to a $428,000 increase in core deposit intangible amortization from the Provident Acquisition, a $301,000 increase in credit card rewards expenses as a result of increased customer transactional volume and a $262,000 increase in shareholder relation expenses.

The table below sets forth our noninterest expense for the years ended December 31, 2025 and 2024:

	Year ended December 31,				Change		
	2025		2024		Amount		Percent
	(Dollars in thousands)						
Salaries and employee benefits	$	77,492	$	67,257	$	10,235	15.22%
Director and professional service fees		10,510		8,601		1,909	22.20%
Occupancy and equipment expenses		6,557		5,580		977	17.51%
Data processing expenses		11,512		9,024		2,488	27.57%
Marketing and charitable contribution expenses		3,837		3,459		378	10.93%
FDIC and state insurance assessments		3,374		2,847		527	18.51%
Merger and acquisition expenses		17,265		—		17,265	100.00%
General and administrative expenses		7,327		6,249		1,078	17.25%
Total noninterest expense	$	137,874	$	103,017	$	34,857	33.84%

The Company recorded merger and acquisition expenses of $17.3 million during the year ended December 31, 2025 related to the Provident Acquisition. These merger and acquisition expenses were included in merger and acquisition expenses on the consolidated statements of income and correspond to the line items that follow:

	For the Year Ended December 31, 2025	
	(in thousands)	
Salaries and employee benefits	$	10,168
Director and professional service fees		3,864
Occupancy and equipment expenses		571
Data processing expenses		1,149
Marketing and charitable contribution expenses		464
General and administrative expenses		1,049
Total	$	17,265

Income Tax Expense. Income tax expense increased $4.4 million, or 26.5%, to $20.8 million for the year ended December 31, 2025 from $16.5 million for the year ended December 31, 2024. The effective tax rate and the operating effective tax rate were 29.3% and 25.5%, respectively, for the year ended December 31, 2025, compared to 28.1% and 25.3%, respectively, for the year ended December 31, 2024. The effective tax rate increased during the year ended December 31, 2025 primarily as a result of the BOLI surrender tax and modified endowment contract penalty of $2.3 million and non-deductible acquisition expenses and related compensation of $1.9 million.

Average Balances and Yields. The following tables set forth average consolidated balance sheets, average yields and costs, and certain other information for the periods indicated. No tax-equivalent yield adjustments have been made, as the effects would be immaterial. Non-accrual loans were included in the computation of average balances. All average balances are daily average balances. The yields set forth below include the effect of deferred fees (including purchase accounting adjustments), discounts, and premiums that are amortized or accreted to interest income or interest expense; such fees, discounts and premiums were not material for the periods presented.

| | For the Year Ended | | | | | |
| | December 31, 2025 | | | December 31, 2024 | | |
	Average Outstanding Balance	Interest	Average Yield/Rate	Average Outstanding Balance	Interest	Average Yield/Rate
	(Dollars in thousands)					
Interest-earning assets:						
Loans	$ 4,719,523	$ 315,009	6.67 %	$ 4,090,055	$ 270,764	6.62 %
Securities	237,511	9,508	4.00 %	204,323	6,853	3.35 %
Other investments [4]	28,492	1,674	5.88 %	25,759	1,525	5.92 %
Short-term investments [4]	226,278	9,557	4.22 %	250,904	13,374	5.33 %
Total interest-earning assets	5,211,804	335,748	6.44 %	4,571,041	292,516	6.40 %
Non-interest-earning assets	294,370			251,402		
Allowance for credit losses	(47,499)			(36,064)		
Total assets	$ 5,458,675			$ 4,786,379		
Interest-bearing liabilities:						
Savings accounts	$ 130,020	577	0.44 %	$ 116,034	60	0.05 %
NOW accounts	491,598	1,615	0.33 %	444,036	804	0.18 %
Money market accounts	1,180,455	41,901	3.55 %	883,197	34,303	3.88 %
Certificates of deposit and individual retirement accounts	2,057,894	88,786	4.31 %	1,859,425	91,756	4.93 %
Total interest-bearing deposits	3,859,967	132,879	3.44 %	3,302,692	126,923	3.84 %
FHLB borrowings	122,057	5,411	4.43 %	85,498	4,395	5.14 %
Total interest-bearing liabilities	3,982,024	138,290	3.47 %	3,388,190	131,318	3.88 %
Non-interest-bearing deposits	622,495			568,001		
Other non-interest-bearing liabilities	95,872			83,856		
Total liabilities	4,700,391			4,040,047		
Shareholders' equity	758,284			746,332		
Total liabilities and shareholders' equity	$ 5,458,675			$ 4,786,379		
Net interest income		$ 197,458			$ 161,198	
Net interest rate spread [1]			2.97 %			2.52 %
Net interest-earning assets [2]	$ 1,229,780			$ 1,182,851		
Net interest margin [3]			3.79 %			3.53 %
Average interest-earning assets to interest-bearing liabilities	130.88 %			134.91 %		

(1)   Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.
(2)   Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(3)   Net interest margin represents net interest income divided by average total interest-earning assets.
(4)   Other investments are comprised of FRB stock, FHLB stock and swap collateral accounts. Short-term investments are comprised of cash and cash equivalents.

Rate/Volume Analysis. The following table presents the effects of changing rates and volumes on our net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately based on the changes due to rate and the changes due to volume. There were no out-of-period items or adjustments required to be excluded from the table below.

	Year Ended December 31, 2025 vs. 2024		
	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate	
	(In thousands)		
Interest-earning assets:			
Loans	$ 41,997	$ 2,248	$ 44,245
Securities	1,211	1,444	2,655
Other investments	160	(11)	149
Short-term investments	(1,225)	(2,592)	(3,817)
Total interest-earning assets	42,144	1,088	43,232
Interest-bearing liabilities:			
Savings accounts	8	509	517
NOW accounts	94	717	811
Money market accounts	10,210	(2,612)	7,598
Certificates of deposit and individual retirement accounts	16,727	(19,697)	(2,970)
Total interest-bearing deposits	27,039	(21,083)	5,956
FHLB borrowings	1,498	(482)	1,016
Total interest-bearing liabilities	28,537	(21,565)	6,972
Change in net interest income	$ 13,607	$ 22,653	$ 36,260

Comparison of Operating Results for the Years Ended December 31, 2024 and 2023

Net Income. Net income was $42.1 million for the year ended December 31, 2024, compared to net income of $9.8 million for the year ended December 31, 2023, an increase of $32.3 million, or 329.0%. The increase was primarily due to an increase in interest and fees on loans of $58.6 million, or 27.6%, a decrease in marketing and charitable contributions expense of $19.6 million, or 85.0%, an increase in interest and dividends on cash equivalents and other of $9.7 million, or 186.9%, and a decrease in interest expense on borrowings of $9.7 million, or 68.7%; primarily offset by an increase in interest expense on deposits of $50.5 million, or 66.1%, and an increase in income tax expense of $14.5 million, or 715.7%.

Operating net income, excluding one-time charges, amounted to $45.5 million, or $1.15 per diluted share for the year ended December 31, 2024 compared to operating net income of $34.3 million, or $0.82 per diluted share for the year ended December 31, 2023, an increase of $11.2 million, or 32.5%.

The material one-time pre-tax amounts during the year ended December 31, 2024 were:

- Loss on the sale of available-for sale securities amounting to $1.9 million;
- Tax expense and a managed endowment contract penalty related to the surrender of BOLI policies of $1.7 million, and;
- Defined benefit pension termination expense, amounting to $390,000

The material one-time pre-tax amounts for the year ended December 31, 2023 included:

- Needham Bank charitable foundation contribution as a result of the Company's IPO of $19.1 million;
- One-time conversion and IPO-related compensation expense of $7.9 million;
- Permanent tax differences as a result of the Company's IPO of $3.7 million; and
- Defined benefit pension termination expense, amounting to $1.9 million

Interest and Dividend Income. Interest and dividend income increased $70.4 million, or 31.7%, to $292.5 million for the year ended December 31, 2024 from $222.2 million for the year ended December 31, 2023, primarily due to a $58.6 million, or 27.6%, increase in interest and fees on loans and a $9.7 million, or 186.9%, increase in interest and dividends cash equivalents and other. The increase in interest and fees on loans was primarily due to an increase of $625.7 million, or 18.1%, in the average balance of the loan portfolio to $4.09 billion for the year ended December 31, 2024 from $3.46 billion for the year ended December 31, 2023 and an increase of 49 basis points in the weighted average yield for the loan portfolio to 6.62% for the year ended December 31, 2024 from 6.13% for the year ended December 31, 2023, reflecting the growth of our commercial and consumer loan portfolios. The increase in interest and dividends cash equivalents and other was primarily due to an increase of $179.5 million, or 251.6%, in the average balance of short-term investments to $250.9 million for the year ended December 31, 2024 from $71.4 million for the year ended December 31, 2023, along with a 104 basis point increase in the average yield on short-term investments.

Average interest-earning assets increased $787.1 million, or 20.8% to $4.57 billion for the year ended December 31, 2024 from $3.78 billion for the year ended December 31, 2023. The yield on interest-earning assets increased 53 basis points to 6.40% for the year ended December 31, 2024 from 5.87% for the year ended December 31, 2023.

Interest Expense. Total interest expense increased $40.9 million, or 45.2%, to $131.3 million for the year ended December 31, 2024 from $90.4 million for the year ended December 31, 2023. Interest expense on deposits increased $50.5 million, or 66.1%, to $126.9 million for the year ended December 31, 2024 from $76.4 million for the year ended December 31, 2023, due to an increase in the average balance of interest-bearing deposits of $600.2 million, or 22.2%, to $3.30 billion for the year ended December 31, 2024 from $2.70 billion for the year ended December 31, 2023 and an increase in the weighted average rate on interest-bearing deposits of 102 basis points to 3.84% for the year ended December 31, 2024 from 2.83% for the year ended December 31, 2023.

Interest expense on FHLB advances decreased $9.7 million, or 68.7%, to $4.4 million for the year ended December 31, 2024 from $14.1 million for the year ended December 31, 2023. The average balance of FHLB advances decreased $174.0 million, or 67.1%, to $85.5 million for the year ended December 31, 2024 from $259.5 million for the year ended December 31, 2023 and the weighted average cost of these advances decreased 27 basis points to 5.14% for the year ended December 31, 2024 from 5.41% for the year ended December 31, 2023. The decrease in the average balance was due to our strategy to utilize brokered deposits to support loan growth and for liquidity management.

Net Interest Income. Net interest income was $161.2 million for the year ended December 31, 2024, compared to $131.7 million for the year ended December 31, 2023, representing an increase of $29.5 million, or 22.4%, primarily due to a $787.1 million, or 20.8%, increase in the average balance of interest-earning assets to $4.57 billion for the year ended December 31, 2024 from $3.78 billion for the year ended December 31, 2023 and an increase in the weighted average yield on interest-earning assets of 53 basis points to 6.40% at December 31, 2024 from 5.87% at December 31, 2023. These increases were offset partially by an increase in the weighted average rate on interest-bearing liabilities of 83 basis points to 3.88% for the year ended December 31, 2024 from 3.05% for the year ended December 31, 2023 and an increase in the average balance of interest-bearing liabilities of $426.2 million, or 14.4%, to $3.39 billion for the year ended December 31, 2024 from $2.96 billion for the year ended December 31, 2023.

Provision for Credit Losses. Based on management's analysis of the adequacy of the ACL, a provision of $12.1 million was recorded for the year ended December 31, 2024, compared to a provision of $13.9 million for the year ended December 31, 2023. The $1.8 million, or 12.7%, decrease in the provision was primarily due to the decrease of the provision for credit losses on unfunded commitments, which decreased $7.0 million, or 166.5%, due to a reduction in unfunded commitments from December 31, 2024 to December 31, 2023. The decrease in the provision for credit losses on unfunded commitments was partially offset by an increase in the provision for credit losses on loans of $5.3 million, or 54.6%, due to the growth in the Company's loan portfolio and an increase in net charge-offs for the year ended December 31, 2024.

Noninterest Income. Noninterest income decreased $2.8 million, or 18.2%, to $12.6 million for the year ended December 31, 2024 from $15.4 million for the year ended December 31, 2023.

The decrease resulted primarily from a $3.5 million employee retention credit earned during the year ended December 31, 2023 resulting from COVID-19 impacts not recognized during the year ended December 31, 2024, an increase in losses on the sale of AFS securities of $1.9 million during the year ended December 31, 2024 compared to no losses on the sale of AFS securities during the year ended December 31, 2023, partially offset by an increase in the change in the cash surrender value of BOLI of $759,000 and an increase in other income of $1.6 million during the year ended December 31, 2024.

The table below sets forth our noninterest income for the years ended December 31, 2024 and 2023:

| | Year ended December 31, | | | | Change | | |
| | 2024 | | 2023 | | Amount | | Percent |
	(Dollars in thousands)						
Customer service fees	$	7,784	$	7,592	$	192	2.53%
Increase in cash surrender value of BOLI		2,269		1,510		759	50.26%
Mortgage banking income		1,023		581		442	76.08%
Swap contract income		1,659		2,153		(494)	(22.94%)
Loss on sale of available-for-sale securities, net		(1,867)		—		(1,867)	100.00%
Employee retention credit income		—		3,452		(3,452)	(100.00%)
Other income		1,692		64		1,628	2543.75%
Total noninterest income	$	12,560	$	15,352	$	(2,792)	(18.19%)

Noninterest Expense. Noninterest expense for the year ended December 31, 2024 was $103.0 million, representing a decrease of $18.3 million, or 15.1%, from $121.3 million for the year ended December 31, 2023. Marketing and charitable contributions expense decreased $19.6 million, or 85.0%, as a result of the $19.1 million contribution to the Needham Bank Charitable Foundation during the year ended December 31, 2023; FDIC and state insurance assessments decreased $1.9 million, or 39.5%, as a result of high capital ratios during the year ended December 31, 2024 compared to the year ended December 31, 2023; salaries and employee benefit expenses decreased $1.1 million, or 1.6%, resulting primarily from a decrease in employee bonus expense of $5.0 million, a decrease in pension expense of $3.0 million as a result of the freezing of the pension plan and a $2.0 million decrease in LTIP expenses during the year ended December 31, 2024; partially offset by an increase in employee compensation of $4.7 million due to increased headcount, a $2.8 million increase in ESOP compensation expense as the ESOP was put into place upon the mutual-to-stock conversion on December 27, 2023, an $832,000 increase in medical and dental benefits and a $549,000 increase in 401(k) match expenses, both primarily a result of increased headcount. These decreases were offset partially by an increase in director and professional service fees of $2.4 million, or 38.0%, primarily a result of increased use of audit, legal and human resources services of $2.2 million during the year ended December 31, 2024 and data processing expenses of $1.5 million, or 20.3%, primarily a result of increased IT infrastructure, debit card servicing, management information systems, deposit servicing systems and electronic banking expenses of $550,000, $341,000, $234,000, $183,000 and $152,000 during the year ended December 31, 2024, respectively.

The table below sets forth our noninterest expense for the years ended December 31, 2024 and 2023:

| | Year ended December 31, | | | | Change | | |
| | 2024 | | 2023 | | Amount | | Percent |
	(Dollars in thousands)						
Salaries and employee benefits	$	67,257	$	68,344	$	(1,087)	(1.59%)
Director and professional service fees		8,601		6,232		2,369	38.01%
Occupancy and equipment expenses		5,580		5,192		388	7.47%
Data processing expenses		9,024		7,500		1,524	20.32%
Marketing and charitable contribution expenses		3,459		23,082		(19,623)	(85.01%)
FDIC and state insurance assessments		2,847		4,707		(1,860)	(39.52%)
General and administrative expenses		6,249		6,287		(38)	(0.60%)
Total noninterest expense	$	103,017	$	121,344	$	(18,327)	(15.10%)

Income Tax Expense. Income tax expense increased $14.5 million, or 715.7%, to $16.5 million for the year ended December 31, 2024 from $2.0 million for the year ended December 31, 2023. The effective tax rate was 28.1% and 17.0% for the years ended December 31, 2024 and 2023, respectively.

The effective tax rate increased during 2024 primarily as a result of income tax expense of $18.5 million related to the adoption of ASU 2023-02, a smaller impact from tax credits and the $1.7 million income tax and penalty on the surrender of BOLI policies during the year ended December 31, 2024, offset partially by a reduction in 162(m) compensation during the year ended December 31, 2024.

Average Balances and Yields. The following tables set forth average consolidated balance sheets, average yields and costs, and certain other information for the periods indicated. No tax-equivalent yield adjustments have been made, as the effects would be immaterial. Non-accrual loans were included in the computation of average balances. All average balances are daily average balances. The yields set forth below include the effect of deferred fees, discounts, and premiums (including purchase accounting adjustments) that are amortized or accreted to interest income or interest expense; such fees, discounts and premiums were not material for the periods presented.

	For the Year Ended					
	December 31, 2024			December 31, 2023		
	Average Outstanding Balance	Interest	Average Yield/Rate	Average Outstanding Balance	Interest	Average Yield/Rate
	(Dollars in thousands)					
Interest-earning assets:						
Loans	$ 4,090,055	$ 270,764	6.62 %	$ 3,464,365	$ 212,198	6.13 %
Securities	204,323	6,853	3.35 %	217,392	4,773	2.20 %
Other investments [4]	25,759	1,525	5.92 %	30,774	2,134	6.93 %
Short-term investments [4]	250,904	13,374	5.33 %	71,366	3,060	4.29 %
Total interest-earning assets	4,571,041	292,516	6.40 %	3,783,897	222,165	5.87 %
Non-interest-earning assets	251,402			219,173		
Allowance for credit losses	(36,064)			(30,041)		
Total assets	$ 4,786,379			$ 3,973,029		
Interest-bearing liabilities:						
Savings accounts	$ 116,034	60	0.05 %	$ 142,359	72	0.05 %
NOW accounts	444,036	804	0.18 %	363,571	537	0.15 %
Money market accounts	883,197	34,303	3.88 %	778,100	20,427	2.63 %
Certificates of deposit and individual retirement accounts	1,859,425	91,756	4.93 %	1,418,482	55,358	3.90 %
Total interest-bearing deposits	3,302,692	126,923	3.84 %	2,702,512	76,394	2.83 %
FHLB borrowings	85,498	4,395	5.14 %	259,478	14,050	5.41 %
Total interest-bearing liabilities	3,388,190	131,318	3.88 %	2,961,990	90,444	3.05 %
Non-interest-bearing deposits	568,001			568,891		
Other non-interest-bearing liabilities	83,856			77,028		
Total liabilities	4,040,047			3,607,909		
Shareholders' equity	746,332			365,120		
Total liabilities and shareholders' equity	$ 4,786,379			$ 3,973,029		
Net interest income		$ 161,198			$ 131,721	
Net interest rate spread [1]			2.52 %			2.82 %
Net interest-earning assets [2]	$ 1,182,851			$ 821,907		
Net interest margin [3]			3.53 %			3.48 %
Average interest-earning assets to interest-bearing liabilities	134.91 %			127.75 %		

(1)   Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.
(2)   Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(3)   Net interest margin represents net interest income divided by average total interest-earning assets.
(4)   Other investments are comprised of FRB stock, FHLB stock and swap collateral accounts. Short-term investments are comprised of cash and cash equivalents.

Rate/Volume Analysis. The following table presents the effects of changing rates and volumes on our net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately based on the changes due to rate and the changes due to volume. There were no out-of-period items or adjustments required to be excluded from the table below.

	Year Ended December 31, 2024 vs. 2023		
	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate	
	(In thousands)		
Interest-earning assets:			
Loans	$ 40,464	$ 18,102	$ 58,566
Securities	(267)	2,347	2,080
Other investments	(321)	(288)	(609)
Short-term investments	9,405	909	10,314
Total interest-earning assets	49,281	21,070	70,351
Interest-bearing liabilities:			
Savings accounts	(14)	2	(12)
NOW accounts	132	135	267
Money market accounts	3,050	10,826	13,876
Certificates of deposit and individual retirement accounts	19,667	16,731	36,398
Total interest-bearing deposits	22,836	27,693	50,529
FHLB borrowings	(8,977)	(678)	(9,655)
Total interest-bearing liabilities	13,859	27,015	40,874
Change in net interest income	$ 35,422	$ (5,945)	$ 29,477

Management of Market Risk

General. The Bank's most significant form of market risk is interest rate risk as the majority of our assets and liabilities are sensitive to changes in interest rates. Therefore, a principal part of our operations is to manage interest rate risk and limit the exposure of our financial condition and results of operations to changes in market interest rates. Our ERM Committee is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the policy and guidelines approved by our Board of Directors. The ERM Committee meets at least quarterly, is comprised of directors, executive officers and certain members of senior management, and reports to the full Board of Directors on at least a quarterly basis. We currently utilize a third-party modeling program, prepared on a quarterly basis, to evaluate our sensitivity to changing interest rates, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the Board of Directors.

We have sought to manage our interest rate risk in order to minimize the exposure of our earnings and capital to changes in interest rates. We have implemented the following strategies to manage our interest rate risk:

- maintaining capital levels that exceed the thresholds for well-capitalized status under federal regulations;

- maintaining a prudent level of liquidity;

- maintaining a prudent level of off-balance sheet funding capacity;

- growing our volume of core deposit accounts;

- utilizing our AFS securities portfolio and interest rate swaps as part of our balance sheet asset and liability and interest rate risk management strategy to reduce the impact of movements in interest rates on net interest income and the economic value of equity;

- managing our utilization of wholesale funding with borrowings from the FHLB and brokered deposits in a prudent manner;

- continuing to diversify our loan portfolio by adding more commercial-related loans and consumer loans, which typically have shorter maturities and/or balloon payments; and

- continuing to price our one-to-four family residential real estate loan products in a way that encourages borrowers to select our adjustable-rate loans as opposed to longer-term, fixed-rate loans.

Shortening the average term of our interest-earning assets by increasing our investments in shorter-term assets, as well as originating loans with variable interest rates, helps to match the maturities and interest rates of our assets and liabilities better, thereby reducing the exposure of our net interest income to changes in market interest rates.

On occasion, we have employed various financial risk methodologies that limit, or "hedge," the adverse effects of rising or decreasing interest rates on our loan portfolios and short-term liabilities. We also engage in hedging strategies with respect to arrangements where our customers swap floating interest rate obligations for fixed interest rate obligations, or vice versa. Our hedging activity varies based on the level and volatility of interest rates and other changing market conditions.

Net Interest Income. We analyze our sensitivity to changes in interest rates through a net interest income model. Net interest income is the difference between the interest income we earn on our interest-earning assets, such as loans and securities, and the interest we pay on our interest-bearing liabilities, such as deposits and borrowings. We estimate what our net interest income would be for a 12-month period. We then calculate what the net interest income would be for the same period under the assumptions that the United States Treasury yield curve increases or decreases instantaneously by various basis point increments, with changes in interest rates representing immediate and permanent, parallel shifts in the yield curve. A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3% to 4% would mean, for example, a 100-basis point increase in the "Change in Interest Rates" column below.

The following table sets forth, as of December 31, 2025, the calculation of the estimated changes in our net interest income that would result from the designated immediate changes in the United States Treasury yield curve.

	At December 31, 2025	
Change in Interest Rates (basis points) [1]	Net Interest Income Year 1 Forecast	Year 1 Change from Level
	(Dollars in thousands)	
400	$ 257,507	3.3 %
300	270,556	8.5 %
200	264,733	6.2 %
100	258,487	3.7 %
Level	249,268	— %
(100)	243,011	(2.5)%
(200)	238,154	(4.5)%
(300)	233,744	(6.2)%
(400)	235,216	(5.6)%

(1) Assumes an immediate uniform change in interest rates at all maturities.

The table above indicates that at December 31, 2025, we would have experienced a 6.2% increase in net interest income in the event of an instantaneous parallel 200 basis point increase in market interest rates and a 4.5% decrease in net interest income in the event of an instantaneous 200 basis point decrease in market interest rates.

Economic Value of Equity ("EVE"). We also compute amounts by which the net present value of our assets and liabilities, or EVE, would change in the event of a range of assumed changes in market interest rates. This model uses a discounted cash flow analysis and an option-based pricing approach to measure the interest rate sensitivity of net portfolio value.

The model estimates the economic value of each type of asset, liability and off-balance sheet contract under the assumptions that the United States Treasury yield curve increases instantaneously by 100, 200, 300 and 400 basis point increments or decreases instantaneously by 100, 200, 300 and 400 basis point increments, with changes in interest rates representing immediate and permanent, parallel shifts in the yield curve.

The following table sets forth, as of December 31, 2025, the calculation of the estimated changes in our EVE that would result from the designated immediate changes in the United States Treasury yield curve.

At December 31, 2025 Change in Interest Rates (basis points) [1]	Estimated EVE [2]	Estimated Increase (Decrease) in EVE	
	(Dollars in thousands)	Amount	Percent
400	$ 1,078,203	$ (142,828)	(11.7)%
300	1,129,332	(91,699)	(7.5)%
200	1,176,458	(44,573)	(3.7)%
100	1,220,710	(321)	(0.0)%
Level	1,221,031	N/A	— %
(100)	1,246,216	25,185	2.1 %
(200)	1,226,763	5,732	0.5 %
(300)	1,175,875	(45,156)	(3.7)%
(400)	1,047,660	(173,371)	(14.2)%

(1)   Assumes an immediate uniform change in interest rates at all maturities.
(2)   EVE is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.

The table above indicates that at December 31, 2025, we would have experienced a 3.7% decrease in EVE in the event of an instantaneous parallel 200 basis point increase in market interest rates and a 0.5% increase in EVE in the event of an instantaneous 200 basis point decrease in market interest rates.

Certain shortcomings are inherent in the methodologies used in the above interest rate risk measurements. Modeling changes require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. The net interest income and EVE tables presented assume that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the tables provide an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates, and actual results may differ. Interest rate risk calculations also may not reflect the fair values of financial instruments. For example, decreases in market interest rates can increase the fair values of our loans, deposits, derivatives and borrowings.

Liquidity and Capital Resources

Liquidity describes our ability to meet the financial obligations that arise in the ordinary course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of our customers and to fund current and planned expenditures. Our primary sources of funds are deposits, principal and interest payments on loans and securities, and proceeds from maturities of securities. We are also able to borrow from the FHLB and FRB.

At December 31, 2025, we had outstanding borrowings of $196.2 million from the FHLB. At December 31, 2025, we had unused borrowing capacity of $913.7 million with the FHLB. At December 31, 2025 we also had $939.5 million available from the discount window under the BIC program at the FRB of Boston.

Additionally, at December 31, 2025, we had $535.7 million of brokered deposits, and pursuant to our internal liquidity policy, which allows us to utilize brokered deposits up to 25.0% of our total assets, we had an additional capacity of up to approximately $1.22 billion of brokered deposits.

While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. Our most liquid assets are cash and short-term investments. The levels of these assets are dependent on our operating, financing, lending, and investing activities during any given period.

Our cash flows are comprised of three primary classifications: cash flows from operating activities, investing activities, and financing activities. For additional information, see the consolidated statements of cash flows for the years ended December 31, 2025 and 2024 included as part of the consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K.

We are committed to maintaining a strong liquidity position. We monitor our liquidity position on a daily basis. We anticipate that we will have sufficient funds to meet our current funding commitments. Based on our deposit retention experience and current pricing strategy, we anticipate that a significant portion of maturing time deposits will be retained.

At December 31, 2025, the Company and the Bank exceed all of their regulatory capital requirements, and were categorized as well-capitalized at that date. Management is not aware of any conditions or events since the most recent notification of well-capitalized status that would change our category. See Note 12 of the notes to consolidated financial statements.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Commitments. As a financial services provider, we routinely are a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit and unused lines of credit. While these contractual obligations represent our future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process on loans we originate. At December 31, 2025, the unfunded portion of construction loans, home equity lines of credit, commercial lines of credit and other lines of credit, along with letters of credit, totaled $1.2 million. Our ACL on these unfunded commitments amounted to $3.3 million. We anticipate that we will have sufficient funds available to meet our current lending commitments. Time deposits that are scheduled to mature in less than one year from December 31, 2025 totaled $2.5 billion. Management expects that a substantial portion of these time deposits will be retained. However, if a substantial portion of these time deposits are not retained, we may utilize advances from the FHLB or the FRB, brokered deposits or raise interest rates on deposits to attract new accounts, which may result in higher levels of interest expense.

Contractual Obligations. In the ordinary course of our operations, we enter into certain contractual obligations. Such obligations include data processing services, operating leases for premises and equipment, agreements with respect to borrowed funds and deposit liabilities.

Recent Accounting Pronouncements

See Note 23 to the notes to the consolidated financial statements for a description of recent accounting pronouncements that may affect our financial condition and results of operations.

Impact of Inflation and Changing Prices

The consolidated financial statements and related data presented in this Annual Report on Form 10-K have been prepared in accordance with U.S. GAAP, which requires the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates, generally, have a more significant impact on a financial institution's performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

ITEM 7A.   **Quantitative and Qualitative Disclosures about Market Risk**

　　The information called for by this Item is incorporated by reference to the discussion of market risk in Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations - Management of Interest Rate Risk."

ITEM 8.   **Financial Statements and Supplementary Data**

　　(a)(1) Financial Statements

　　The documents filed as a part of this 10-K are:

　　　　(A)　Report of Independence Registered Public Accounting Firm [PCAOB ID 149]

　　　　(B)　Consolidated Balance Sheets as of December 31, 2025 and 2024

　　　　(C)　Consolidated Statements of Income for the years ended December 31, 2025, 2024 and 2023

　　　　(D)　Consolidated Statements of Comprehensive Income for the years ended December 31, 2025, 2024 and 2023

　　　　(E)　Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2025, 2024 and 2023

　　　　(F)　Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023

　　　　(G)　Notes to Consolidated Financial Statements

elliott davis

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of NB Bancorp, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NB Bancorp, Inc. (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes to the consolidated financial statements (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Elliott Davis, LLC

We have served as the Company's auditor since 2023.

Columbia, South Carolina
March 2, 2026

NB Bancorp, Inc.
Consolidated Balance Sheets
(Dollars in thousands)

	December 31, 2025	December 31, 2024
Assets		
Cash and due from banks	$ 325,711	$ 211,166
Federal funds sold	81,885	152,689
Total cash and cash equivalents	407,596	363,855
Available-for-sale securities, at fair value	268,959	228,205
Loans held for sale, at fair value	66,447	—
Loans receivable, net of deferred fees	5,986,140	4,332,929
Allowance for credit losses	(87,411)	(38,744)
Net loans	5,898,729	4,294,185
Accrued interest receivable	25,390	19,685
Banking premises and equipment, net	46,209	34,654
Non-public investments	33,740	24,364
Bank-owned life insurance ("BOLI")	104,335	102,785
Prepaid expenses and other assets	68,079	58,626
Goodwill	18,512	—
Core deposit intangible	19,303	1,079
Deferred income tax asset, net	48,831	30,299
Total assets	$ 7,006,130	$ 5,157,737
Liabilities and shareholders' equity		
Deposits		
Core deposits	$ 5,317,853	$ 3,867,846
Brokered deposits	535,681	309,806
Total deposits	5,853,534	4,177,652
Mortgagors' escrow accounts	5,193	4,549
Federal Home Loan Bank ("FHLB") borrowings	196,235	120,835
Accrued expenses and other liabilities	70,716	65,708
Accrued retirement liabilities	21,520	23,826
Total liabilities	6,147,198	4,392,570
Shareholders' equity:		
Preferred stock, $0.01 par value, 5,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.01 par value, 120,000,000 shares authorized; 45,770,128 issued and outstanding at December 31, 2025 and 42,705,729 shares issued and outstanding at December 31, 2024	458	427
Additional paid-in capital	458,864	417,247
Unallocated common shares held by the Employee Stock Ownership Plan ("ESOP")	(42,454)	(44,813)
Retained earnings	445,200	400,473
Accumulated other comprehensive loss	(3,136)	(8,167)
Total shareholders' equity	858,932	765,167
Total liabilities and shareholders' equity	$ 7,006,130	$ 5,157,737

The accompanying notes are an integral part of these consolidated financial statements.

NB Bancorp, Inc.
Consolidated Statements of Income
(Dollars in thousands, except per share amounts)

	For the Year Ended December 31,		
	2025	2024	2023
INTEREST AND DIVIDEND INCOME			
Interest and fees on loans	$ 315,009	$ 270,764	$ 212,198
Interest on investment securities	9,508	6,853	4,773
Interest and dividends on cash equivalents and other	11,231	14,899	5,194
Total interest and dividend income	335,748	292,516	222,165
INTEREST EXPENSE			
Interest on deposits	132,879	126,923	76,394
Interest on borrowings	5,411	4,395	14,050
Total interest expense	138,290	131,318	90,444
NET INTEREST INCOME	197,458	161,198	131,721
PROVISION FOR CREDIT LOSSES			
Provision for credit losses - loans	4,677	14,934	9,657
(Release of) provision for credit losses - unfunded commitments	(24)	(2,811)	4,228
Total provision for credit losses	4,653	12,123	13,885
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	192,805	149,075	117,836
NONINTEREST INCOME			
Customer service fees	10,505	7,784	7,592
Increase in cash surrender value of BOLI	3,293	2,269	1,510
Mortgage banking income	53	1,023	581
Swap contract income	1,497	1,659	2,153
Loss on sale of available-for-sale securities, net	—	(1,867)	—
Employee retention credit income	—	—	3,452
Other income	852	1,692	64
Total noninterest income	16,200	12,560	15,352
NONINTEREST EXPENSE			
Salaries and employee benefits	77,492	67,257	68,344
Director and professional service fees	10,510	8,601	6,232
Occupancy and equipment expenses	6,557	5,580	5,192
Data processing expenses	11,512	9,024	7,500
Marketing and charitable contribution expenses	3,837	3,459	23,082
FDIC and state insurance assessments	3,374	2,847	4,707
Merger and acquisition expenses	17,265	—	—
General and administrative expenses	7,327	6,249	6,287
Total noninterest expense	137,874	103,017	121,344
INCOME BEFORE TAXES	71,131	58,618	11,844
INCOME TAX EXPENSE	20,829	16,469	2,019
NET INCOME	$ 50,302	$ 42,149	$ 9,825
Weighted average common shares outstanding, basic	37,409,219	39,389,829	42,018,229
Weighted average common shares outstanding, diluted	37,626,188	39,389,829	42,018,229
Earnings per share, basic	$ 1.34	$ 1.07	$ 0.23
Earnings per share, diluted	$ 1.34	$ 1.07	$ 0.23

The accompanying notes are an integral part of these consolidated financial statements.

NB Bancorp, Inc.
Consolidated Statement of Comprehensive Income
(In thousands)

	For the Year Ended December 31,		
	2025	**2024**	**2023**
NET INCOME	$ 50,302	$ 42,149	$ 9,825
OTHER COMPREHENSIVE INCOME, NET OF TAX:			
Net change in fair value of available-for-sale securities	4,750	3,541	2,811
Net change in other comprehensive income for director pension plan	(683)	189	(76)
Net change in fair value of cash flow hedge	964	—	(231)
TOTAL OTHER COMPREHENSIVE INCOME, NET OF TAX:	5,031	3,730	2,504
TOTAL COMPREHENSIVE INCOME, NET OF TAX	$ 55,333	$ 45,879	$ 12,329

The accompanying notes are an integral part of these consolidated financial statements.

97

NB Bancorp, Inc.
Consolidated Statement of Changes in Shareholders' Equity
(Dollars in thousands)

				For the Year Ended			
	Shares of Common Stock Outstanding	Common Stock	Additional Paid-In Capital	Unallocated Common Stock Held by ESOP	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2022	—	$ —	$ —	$ —	$ 358,466	$ (14,401)	$ 344,065
Adoption of ASU 2016-13	—	—	—	—	(2,118)	—	(2,118)
Net income	—	—	—	—	9,825	—	9,825
Other comprehensive income, net of tax	—	—	—	—	—	2,504	2,504
Proceeds of stock offering and issuance of common shares (net of costs of $9,600)	40,997,500	410	399,965	—	—	—	400,375
Issuance of common shares donated to Needham Bank Charitable Foundation	1,708,229	17	17,065	—	—	—	17,082
Purchase of common shares by the ESOP (1,000,000 shares)	—	—	—	(13,774)	—	—	(13,774)
Balance, December 31, 2023	42,705,729	427	$ 417,030	$ (13,774)	$ 366,173	$ (11,897)	$ 757,959
Adoption of ASU 2023-02	—	—	—	—	(7,849)	—	(7,849)
Net income	—	—	—	—	42,149	—	42,149
Other comprehensive income, net of tax	—	—	—	—	—	3,730	3,730
Net costs from stock offering and issuance of common shares	—	—	(225)	—	—	—	(225)
Purchase of common shares by the ESOP (2,416,458 shares)	—	—	—	(33,397)	—	—	(33,397)
ESOP shares committed to be released (170,823 shares)	—	—	442	2,358	—	—	2,800
Balance, December 31, 2024	42,705,729	427	$ 417,247	$ (44,813)	$ 400,473	$ (8,167)	$ 765,167
Net income	—	—	—	—	50,302	—	50,302
Other comprehensive income, net of tax	—	—	—	—	—	5,031	5,031
Repurchase of common shares under share repurchase plans	(4,163,808)	(41)	(77,084)	—	—	—	(77,125)
Restricted stock awards issued	1,284,525	13	(13)	—	—	—	—
Shares of common stock issued for Provident acquisition	5,943,682	59	114,595	—	—	—	114,654
Stock-based compensation	—	—	2,910	—	—	—	2,910
ESOP shares committed to be released (170,823 shares)	—	—	1,209	2,359	—	—	3,568
Dividends declared and paid	—	—	—	—	(5,575)	—	(5,575)
Balance, December 31, 2025	45,770,128	458	$ 458,864	$ (42,454)	$ 445,200	$ (3,136)	$ 858,932

The accompanying notes are an integral part of these consolidated financial statements.

98

NB Bancorp, Inc.
Consolidated Statements of Cash Flows
(Dollars in thousands)

	For the Year Ended December 31,		
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 50,302	$ 42,149	$ 9,825
Adjustments to reconcile net income to net cash from operating activities:			
Net accretion of available-for-sale securities	(291)	(336)	(240)
Loss on sale of available-for-sale securities, net	—	1,867	—
Amortization of core deposit intangible	576	149	149
Provision for credit losses	4,653	12,123	13,885
Loan hedge fair value adjustments, including amortization	140	130	161
Change in net deferred loan origination fees	1,337	1,386	4,419
Mortgage loans originated for sale	(6,525)	(14,137)	(2,400)
Proceeds from sale of mortgage loans held for sale	8,860	23,934	2,405
Write down on consumer loans transferred to held for sale	517	—	—
Gain on sale of mortgage loans	(165)	(293)	(5)
Depreciation and amortization expense	3,022	2,815	2,678
Gain from BOLI death benefit	(25)	—	—
Increase in cash surrender values of BOLI	(3,268)	(2,269)	(1,510)
Deferred income tax expense (benefit)	3,330	(10,255)	(7,720)
ESOP expense	3,568	2,800	—
Stock-based compensation	2,910	—	—
Changes in operating assets and liabilities:			
Accrued interest receivable	(1,144)	(2,401)	(6,462)
Prepaid expenses and other assets	5,123	(6,543)	8,177
Accrued expenses and other liabilities	(8,874)	(12,527)	22,138
Accrued retirement liabilities	(3,254)	4,596	7,399
NET CASH PROVIDED BY OPERATING ACTIVITIES	60,792	43,188	52,899
CASH FLOWS FROM INVESTING ACTIVITIES			
Loan originations and purchases, net of repayments	(505,958)	(463,928)	(882,960)
Purchases of available-for-sale securities	(101,500)	(142,985)	(43,590)
Proceeds from sales of available-for-sale securities	23,963	27,444	—
Proceeds from maturities, calls and paydowns of available-for-sale securities	67,475	80,120	103,585
Recoveries of loans previously charged off	2,264	623	924
Net change in non-public investments	(2,649)	4,220	(6,716)
Acquisition, net of cash and cash equivalents acquired	(48,120)	—	—
Proceeds from BOLI death benefit	128	—	—
Proceeds from surrender (purchases) of BOLI policies	48,764	(50,000)	—
Purchases of banking premises and equipment	(3,417)	(1,938)	(2,865)
NET CASH USED IN INVESTING ACTIVITIES	(519,050)	(546,444)	(831,622)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net change in deposits	540,120	790,325	500,665
Net change in mortgagors' escrow accounts	4	320	165
Net proceeds (costs) from stock offering and issuance of common shares	—	(225)	417,457
Purchase of common shares held by ESOP	—	(33,397)	(13,774)
Repurchase of common shares under share repurchase plans	(77,125)	—	—
Dividends declared and paid	(5,575)	—	—
(Decrease) increase in FHLB borrowings, net	44,575	(162,503)	(9,744)
NET CASH PROVIDED BY FINANCING ACTIVITIES	501,999	594,520	894,769
NET CHANGE IN CASH AND CASH EQUIVALENTS	43,741	91,264	116,046
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	363,855	272,591	156,545
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 407,596	$ 363,855	$ 272,591

	For the Year Ended December 31,					
	2025		**2024**		**2023**	
Supplemental disclosure of cash paid during the period for:						
Interest	$	143,283	$	128,348	$	88,746
Income taxes:						
U.S. Federal		900		5,800		704
Massachusetts		4,425		6,500		4,080
Jurisdictions below 5 percent of total income taxes paid, net of refunds		739		792		7
Supplemental disclosure of non-cash transactions:						
Cumulative effect adjustment of adoption of ASC 326, net of income taxes	$	—	$	—	$	(2,118)
Cumulative effect adjustment of adoption of ASU 2023-02, net of income taxes		—		7,849		—
Initial recognition of operating lease right of use assets and lease liabilities		2,662		—		—
Increase in operating lease right of use assets and lease liabilities resulting from lease modifications		2,732		—		—
Unrealized gains on available-for-sale securities		6,355		4,850		3,740
Unrealized holding losses (gains) on cash flow hedge		1,284		—		(321)
Mortgage loans transferred to loans held for sale		2,244		9,504		—
Consumer loans transferred to loans held for sale		66,964		—		—
Unrealized pension losses (gains) from director pension plan		948		(262)		106
Restricted stock awards granted		13		—		—
Fair value of assets acquired in Provident Acquisition, net of cash		1,320,001		—		—
Fair value of liabilities assumed in Provident Acquisition		1,175,739		—		—
Goodwill from Provident Acquisition		18,512		—		—
Common stock issued for Provident Acquisition		114,654		—		—

The accompanying notes are an integral part of these consolidated financial statements.

NB Bancorp, Inc.
Notes to Consolidated Financial Statements

Note 1 – Organization, Activities and Significant Accounting Policies

Corporate Structure and Nature of Operations

NB Bancorp, Inc., a Maryland corporation (the "Company"), is a bank holding company. Through its wholly-owned subsidiary, Needham Bank (the "Bank"), the Company provides a variety of banking services, through its full-service bank branches, located primarily in eastern Massachusetts and southern New Hampshire.

The activities of the Company and the Bank are subject to the regulatory supervision of the Board of Governors of the Federal Reserve System and the Massachusetts Commissioner of Banks. The Company and the activities of the Bank and its subsidiaries are also subject to various Massachusetts business and banking regulations.

Conversion

Pursuant to a Plan of Conversion (the "Plan"), NB Financial, MHC (the "MHC"), the Bank's former mutual holding company and the predecessor of the Company, converted from a mutual holding company into a publicly traded stock form of organization on December 27, 2023. In connection with the conversion, the MHC transferred to the Company 100% of MHC's common stock, and immediately thereafter merged into the Company.

Pursuant to the Plan, the Company sold 40,997,500 shares of common stock in a public offering at $10.00 per share for net offering proceeds of approximately $400.4 million. The Company completed the offering on December 27, 2023. Effective as of December 27, 2023, the Company donated $2.0 million of cash and 1,708,229 shares of common stock to the Needham Bank Charitable Foundation (the "Foundation"). A total of 42,705,729 shares of common stock of the Company were issued and outstanding immediately after the donation to the Foundation. After the completion of the conversion, the Bank's employee stock ownership plan (the "ESOP") purchased 2,416,458 and 1,000,000 shares of the Company's common stock during the years ended December 31, 2024 and 2023, respectively.

The cost of conversion and issuing the capital stock was deferred and deducted from the proceeds of the offering. As of December 31, 2023, the Company incurred approximately $9.6 million in conversion costs, which are included in shareholders' equity on the consolidated balance sheet as of December 31, 2023. The Company incurred an additional $225,000 in conversion costs during the year ended December 31, 2024, which are included in shareholders' equity on the consolidated balance sheet as of December 31, 2024.

In connection with the conversion, liquidation accounts are established by the Company and the Bank in an aggregate amount equal to (i) the MHC's ownership interest in the shareholders' equity of NB Financial, Inc. as of the date of the latest statement of financial condition included in the Company's definitive prospectus dated October 12, 2023, plus (ii) the value of the net assets of the MHC as of the date of the MHC's latest statement of financial condition before the consummation of the Conversion (excluding the MHC's ownership interest in NB Financial, Inc.). Each eligible account holder and supplemental eligible account holder is entitled to a proportionate share of the liquidation accounts in the event of a liquidation of (i) the Company and the Bank or (ii) the Bank, and only in such events. This share will be reduced if the eligible account holder's or supplemental account holder's deposit balance falls below the amounts on the date of record and will cease to exist if the account is closed. The liquidation account will never be increased despite any increase after conversion in the related deposit balance. The Bank may not pay a dividend on its capital stock if the effect thereof would cause retained earnings to be reduced below the liquidation account amount or regulatory capital requirements.

Basis of Presentation

The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") as set forth by the Financial Accounting Standards Board ("FASB") and its Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") as well as the rules and interpretive releases of the Securities and Exchange Commission (the "SEC") under the authority of federal securities laws. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, and entities in which it holds a controlling financial interest through being the primary beneficiary or through holding a majority of the voting interest. All intercompany accounts and transactions have been eliminated in consolidation.

Certain previously reported amounts have been reclassified to conform to the current year's presentation.

Operating Segments

Reportable segments are those revenue producing components for which separate financial information is produced internally and which are subject to evaluation by the chief operating decision maker ("CODM"). The Company has determined that its CODM is its Chief Executive Officer. The Company has one reportable segment: its banking business, which consists of a full range of banking lending, savings, and small business offerings. The CODM regularly assesses performance of the aggregated single operating and reporting segment and decides how to allocate resources based on net income calculated on the same basis as net income reported in the Company's consolidated statements of income and other comprehensive income. The CODM is also regularly provided with expense information at a level consistent with that disclosed in the Company's consolidated statements of income and other comprehensive income.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the ACL on loans, fair value determination of acquired assets and liabilities and resulting accretion and amortization of purchase accounting premiums/discounts, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, the valuation of deferred tax assets, actuarial estimates related to the Company's retirement programs, the valuation of financial instruments and impairment of goodwill and other intangibles. In connection with the determination of the ACL and foreclosed real estate, management obtains independent appraisals for significant properties.

A majority of the Company's loan portfolio consists of one-to-four-family residential, commercial real estate and construction and land development loans in the metro-west area of Boston and its surrounding communities. Accordingly, the ultimate collectability of a substantial portion of the Company's loan portfolio and the recovery of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions.

While management uses currently available information to recognize losses on loans and foreclosed real estate, future additions to the ACL and valuation reserves on foreclosed real estate may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's ACL on loans and valuation reserves on foreclosed real estate. Such agencies may require the Company to recognize additions to the ACL on loans and valuation reserves on foreclosed real estate based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the ACL on loans and valuation reserves on foreclosed real estate may change in the near future.

Summary of Significant Accounting Policies

Cash and Cash Equivalents – For purposes of the consolidated balance sheet and consolidated statement of cash flows, cash and cash equivalents include cash and due from banks, short-term investments, and federal funds sold deposited in other financial institutions that mature within ninety days.

Available-for-Sale ("AFS") Securities – The Company evaluates the fair value and credit quality of its AFS securities portfolio on a quarterly basis. In the event the fair value of a security falls below its amortized cost basis, the security is evaluated to determine whether the decline in value was caused by changes in market interest rates or the security's credit quality. In making the assessment, the Company may consider various factors including the extent to which fair value is less than amortized cost, performance of any underlying collateral, downgrades in the ratings of the security by a rating agency, the failure of the issuer to make scheduled interest or principal payments and adverse conditions specifically related to the security. If the assessment indicates that a credit loss exists, the present value of cash flows expected to be collected are compared to the amortized cost basis of the security and any excess is recorded as an ACL, limited by the amount that the fair value is less than the amortized cost basis. Any amount of unrealized loss that has not been recorded through an ACL is recognized in other comprehensive income. Changes in the ACL are recorded as provision for (or reversal of) credit loss expense. Losses are charged against the ACL when management believes an AFS security is confirmed to be uncollectible or when either of the criteria regarding intent or requirement to sell is met. As of December 31, 2025, and 2024, there was no ACL related to the AFS securities portfolio. Accrued interest receivable on AFS securities totaled $1.8 million and $1.6 million at December 31, 2025 and 2024, respectively, and was excluded from the estimate of credit losses.

For AFS securities, management evaluates all investments in an unrealized loss position on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation.

If the Company has the intent to sell the security or it is more likely than not that the Company will be required to sell the security, the security is written down to fair value and the entire loss is recorded in earnings through an ACL. If either of the above criteria is not met, the Company evaluates whether the decline in fair value is the result of credit losses or other factors.

Purchase premiums and discounts are recognized in interest income on investment securities, using the interest method, to arrive at periodic interest income at a constant effective yield, thereby reflecting the securities' market yield. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method. Such gains and losses are recognized within non-interest income in the consolidated statements of income.

Loans Held for Sale – Loans held for sale to the secondary market are carried at the lower of cost or estimated market value on an individual loan basis. Gains on sales of loans are recognized in the consolidated statements of income at the time of sale. Losses on sales of loans are recognized in the consolidated statements of income when incurred. Interest income is recognized on loans held for sale between the time the loan is funded and the loan is sold. Direct loan origination costs and fees are deferred upon origination and are recognized in the consolidated statements of income on the date of sale. As of December 31, 2025, the Company had $66.4 million of loans held for sale, all of which were consumer loans. The Company had no loans held for sale at December 31, 2024.

Loans Receivable and ACL – Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported as held for investment at their outstanding principal balance adjusted for any charge-offs and net of any deferred fees (including purchase accounting adjustments) and origination costs (collectively referred to as "amortized cost"). Loan origination fees and certain direct origination costs are deferred and amortized as an adjustment of yield using the payment terms required by the loan contract. When loans are sold or repaid, any unamortized fees and costs are recorded to interest income on loans. Interest income on loans is accrued based upon the daily principal amount outstanding except for loans on non-accrual status. For acquired loans with no signs of credit deterioration at acquisition, interest income is also accrued based upon the daily principal amount outstanding, adjusted further by the accretion of any discount or amortization of any premium associated with the loan.

Loans are generally placed into nonaccrual status when they are past due 90 days or more as to either principal or interest or when, in the opinion of management, the collection of principal and/or interest is in doubt. A loan remains in nonaccrual status until the loan is current as to payment of both principal and interest or past due less than 90 days and the borrower demonstrates the ability to pay and remain current.

When cash payments are received, they are applied to principal first, then to accrued interest. It is the Company's policy not to record interest income on nonaccrual loans until principal has become current. In certain instances, accruing loans that are past due 90 days or more as to principal or interest may not go on nonaccrual status if the Company determines that the loans are well-secured and are in the process of collection. In accordance with ASC 326, the Company elected to exclude accrued interest from the amortized cost basis in its determination of the ACL on loans, and will instead reverse accrued but unpaid interest through interest income in the period in which the loan is placed on nonaccrual status. Accrued interest receivable on loans amounted to approximately $23.6 million and $18.1 million as of December 31, 2025 and 2024, respectively.

The ACL represents management's best estimate of credit losses over the remaining life of the loan portfolio. Loans are charged-off against the ACL when management believes the loan balance is no longer collectible. Subsequent recoveries of previously charged-off amounts are recorded as increases to the ACL. The provision for credit losses is an amount sufficient to bring the ACL to an estimated balance that management considers adequate to absorb lifetime expected losses in the Company's held-for-investment loan portfolio. The ACL is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans.

Management's determination of the adequacy of the ACL under ASC 326 is based on an evaluation of the composition of the loan portfolio, current economic conditions, historical loan loss experience, reasonable and supportable forecasts, and other risk factors. The Company uses a third-party CECL model as part of its estimation of the ACL on a quarterly basis. Loans with similar risk characteristics are collectively assessed within pools (or segments). Loss estimates within the collectively assessed population are based on a combination of pooled assumptions and loan-level characteristics. The Company has determined that using federal call codes is an appropriate loan segmentation methodology, as it is generally based on risk characteristics of a loan's underlying collateral. Using federal call codes also allows the Company to utilize and assess publicly available external information when developing its estimate of the ACL. The weighted average remaining maturity ("WARM") method is the primary credit loss estimation methodology used by the Company and involves estimating future cash flows and expected credit losses for pools of loans using their expected remaining WARM.

During the year ended December 31, 2025, as part of management's annual analysis of prepayment speeds, the historical prepayment speed analysis of the purchased consumer loans portfolio used in the ACL calculation was enhanced, transitioning from a lifetime analysis to a month-over-month analysis. The resulting Other Consumer loans prepayment speed forecast dropped from 16.8% to 10.1% and resulted in a $1.3 million increase in the quantitative value of the Other Consumer Loans ACL.

In applying future economic forecasts, the Company utilizes a forecast period of up to two years. The Company considers economic forecasts of inflation, national gross domestic product, and unemployment rates sourced from the Federal Open Market Committee's "Summary of Economic Projections" to inform the model for future loss estimation.

Additionally, interest rate forecasts sourced from CME Group's "FedWatch", Wells Fargo's "U.S. Economic Outlook," and FHN Financial's "Economic Forecast" publications are used for consideration of rate sensitivity in the model's loan prepayment speed estimation. Historical loss rates used in the quantitative model are primarily derived using both the Bank's data and peer bank data obtained from publicly available sources (i.e., federal call reports). The Bank's peer group is comprised of financial institutions of relatively similar size and in similar markets (i.e., $10 billion or less of total assets and headquartered in New England). Management also considers qualitative adjustments when estimating credit losses to take into account the model's quantitative limitations.

Management continually assesses the peer group and related data used to inform the ACL calculation.

During the year ended December 31, 2025, the peer group used for certain loan segments was changed during the year including the use of a national peer group for some segments, where appropriate. The changes did not have a material impact on the ACL during the year ended December 31, 2025.

Qualitative adjustments to quantitative loss factors, either negative or positive, may include considerations of economic conditions including economic forecasts as detailed above, volume and severity of past due loans, value of underlying collateral, experience, depth, and ability of management, and concentrations of credit.

For those loans that do not share similar risk characteristics, the Company evaluates the ACL needs on an individual (or loan by loan) basis. This population of individually evaluated loans (or loan relationships with the same primary source of repayment) is determined on a quarterly basis and consists of: loans with a risk rating of substandard or worse or loan terms differing significantly from other pooled loans. In accordance with the Company's policy, non-accrual residential real estate loans that are below $500,000 and well secured (loan-to-value <60%) are excluded from being individually evaluated. Measurement of credit loss is based on the expected future cash flows of an individually evaluated loan, discounted at the loan's effective interest rate, or measured on an observable market value, if one exists, or the estimated market value of the collateral underlying the loan, discounted to consider estimated costs to sell the collateral for collateral-dependent loans. If the net value is less than the loan's amortized cost, a specific reserve in the ACL is recorded, which is charged-off in the period when management believes the loan balance is no longer collectible.

The Company's Troubled Asset Resolution Committee approves the key methodologies and assumptions, as well as the ACL on at least a quarterly basis. While management uses available information at the time of estimation to determine expected credit losses on loans, future changes in the ACL may be necessary based on changes in portfolio composition, portfolio credit quality, and/or economic conditions. In addition, bank regulatory agencies periodically review the Bank's ACL and may require an increase in the provision for credit losses or the recognition of further loan charge-offs, based on judgments different than those of management.

Collateral-dependent Loans – The Company has certain loans for which repayment is dependent upon the operation or sale of collateral, as the borrower is experiencing financial difficulty. The underlying collateral can vary based upon the type of loan. The following provides more detail about the types of collateral that secure collateral-dependent loans:

- Commercial real estate and multifamily loans may be secured by either owner-occupied commercial real estate or non-owner-occupied investment commercial real estate. Typically, owner-occupied commercial real estate loans are secured by office buildings, warehouses, manufacturing facilities, and other commercial and industrial properties occupied by operating companies. Repayment is generally from the cash flows of the business occupying the property. Non-owner-occupied commercial real estate loans are generally secured by office buildings and complexes, retail facilities, multifamily complexes, land under development, industrial properties, as well as other commercial or industrial real estate.

- Commercial and industrial loans may be secured by non-real estate collateral such as accounts receivable, inventory, equipment, or other similar assets. Enterprise value is defined as imputed value for the entire underlying business. To determine an appropriate range of enterprise value, management relies on a standardized set of valuation methodologies that take into account future projected cash flows, market-based multiples, as well as, asset values. Valuations involve both quantitative and qualitative considerations and professional judgments concerning differences in financial and operating characteristics in addition to other factors that may impact values over time.

- Residential real estate loans are typically secured by first mortgages, and in some cases could be secured by a second mortgage.

- Home equity lines of credit are generally secured by second mortgages on residential real estate property.

- Consumer loans are generally secured by boat and recreational vehicles, automobiles, solar panels and other personal property. Some consumer loans are unsecured, have no underlying collateral, and would not be considered collateral-dependent.

- Warehouse loans are primarily facility lines to non-bank mortgage origination companies. The underlying collateral of these loans are residential real estate loans.

Purchased Credit-Deteriorated ("PCD") Loans - PCD loans are acquired individual loans (or acquired groups of loans with similar risk characteristics) that, as of the date of acquisition, have experienced a more-than-insignificant deterioration in credit quality, as determined by the Company's analyses. A PCD loan is recorded at its purchase price plus the ACL expected at the time of acquisition, or "gross up" of the amortized cost basis, if any. Changes in the current estimate of the ACL subsequent to acquisition from the estimated allowance previously recorded are recognized in the income statement as provision for credit losses or recoveries of credit losses in subsequent periods as they arise. Evidence that purchased loans, measured at amortized cost, have more-than-insignificant deterioration in credit quality and, therefore meet the PCD definition, may include past-due status, non-accrual status, risk rating and other standard indicators (i.e., modification due to financial difficulty, charge-offs, bankruptcy).

In November 2025, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2025-08, *Financial Instruments – Credit Losses (Topic 326): Purchased Loans*, which amended the presentation requirements for loans acquired in a business combination that are accounted for under the credit loss standard in ASC 326. Loans acquired in a business combination that are accounted for as PCD assets are presented on the consolidated balance sheet at their amortized cost basis gross of the related allowance for credit losses ("ACL"). The ACL established at acquisition is presented separately as a valuation allowance. The same gross presentation model applies to certain PSLs, where applicable.

Modified Loans – ASU 2022-02 eliminated the concept of troubled debt restructurings ("TDRs") from the accounting standards and also requires additional disclosures for certain loan modifications and disclosures of gross charge-offs by year of origination. Specifically, loan modification disclosures must be made for modifications of existing loans to borrowers who were experiencing financial difficulties at the time of the modification. The modification type must include a direct change in the timing or amount of a loan's contractual cash flows. The additional disclosures are applicable to situations where there is: principal forgiveness, an interest rate reduction, an other-than-insignificant payment delay, a term extension, or any combination thereof.

Banking Premises and Equipment – Land is carried at cost. Other premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (see Note 5). Maintenance and repairs are expensed as incurred while major improvements are capitalized. Gains and losses on dispositions are included in current operations.

Impairment of Long-Lived Assets – The Company tests long-lived assets for impairment whenever circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset.

If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less estimated costs to sell.

Non-Public Investments – Investments in mutually-owned banking organizations (Depositors Insurance Fund, Federal Home Loan Bank and Federal Reserve Bank), cooperative organizations (Connecticut On-Line Computer Center "COCC"), and non-controlling interests in privately-held companies (Jassby, Reinventure Capital, Cross Capital and LearnLaunch Fund), have no quoted market values and are carried at original cost, less any estimated impairment. Interest and dividends on these investments are recognized as earned or when dividends are declared. The Company reviews the above-mentioned stock for impairment based on the ultimate recoverability of their cost. As of December 31, 2025 and 2024, there was no ACL related to these non-public investments.

LIHTC partnerships are accounted for using the equity method of accounting, whereby the Company amortizes the investment through the term of the investment as a component of general and administrative expenses in the consolidated statements of income. LIHTC partnerships constitute variable interest entities, which are not consolidated into the Company as there are separate managing members who control and operate the entity.

Investments in solar energy programs are accounted for under the proportional amortization method of accounting and constitute variable interest entities, which are not consolidated into the Company as there are separate managing members who control and operate the entity.

Bank Owned Life Insurance ("BOLI") - The Company holds BOLI on the lives of certain participating executives and as a result of mergers and acquisitions. The amount reported as an asset on the consolidated balance sheet is the sum of the cash surrender values reported to the Company by the various insurance carriers.

Business Combinations – Acquisitions of businesses are accounted for using the acquisition method of accounting. In accordance with applicable accounting guidance, we recognize assets acquired and liabilities assumed at their respective fair values as of the date of acquisition, with the related transaction costs expensed in the period incurred. We use third party valuation specialists to assist in the determination of fair value of certain assets and liabilities at the merger date, including loans and core deposit intangibles. While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed on the acquisition date, the estimates are inherently uncertain.

For further discussion of our methodology for estimating the fair value of acquired assets and assumed liabilities in connection with our Provident Acquisition, see *Note 2, "Acquisition"*.

Goodwill and Other Intangible Assets - Goodwill represents the excess of purchase price over the fair value of net assets acquired in a business acquisition. Other intangible assets represent acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights, or because the asset is capable of being sold or exchanged either on its own, or in combination with a related contract, asset, or liability.

The Company evaluates goodwill for impairment at least annually, or more often if warranted, using a qualitative assessment. If the qualitative assessment indicates potential impairment, management will perform a quantitative impairment test. The quantitative impairment test compares the book value to the fair value of each reporting segment. If the book value exceeds the fair value, an impairment is charged to net income. Management has identified one reporting segment for purposes of testing goodwill for impairment: the banking business.

Other intangible assets, all of which are definite-lived, are stated at cost, less accumulated amortization. The Company evaluates other intangible assets for impairment at least annually, or more frequently based on specific events or changes in circumstances. The Company considers factors including, but not limited to, changes in legal factors and business climate that could affect the value of the intangible asset. Any impairment losses are charged to net income. The Company amortizes other intangible assets over their respective estimated useful lives. The estimated useful lives of core deposit intangible assets are ten years. The Company reassesses the useful lives of other intangible assets at least annually, or more frequently based on specific events or changes in circumstances.

Derivative Instruments and Hedging Activities – The Company follows ASC Topic 815, "Derivatives and Hedging", with regard to disclosure requirements for derivatives and hedging activities, with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how the entity accounts for derivative instruments and related hedged items, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. Qualitative disclosures explain the Company's objectives and strategies for using derivatives, and quantitative disclosures are made regarding the fair value of, and gains and losses on, derivative instruments, and about credit-risk-related contingent features in derivative instruments.

As required by ASC 815, the Company reports all derivatives on its consolidated balance sheet at fair value.

The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting, and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting (i.e. effectiveness).

Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with 1) the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge, or 2) the earnings effect of the hedged forecasted transactions in a cash flow hedge.

Other Real Estate Owned ("OREO") – Properties acquired through foreclosure proceedings or acceptance of a deed in lieu of foreclosure are classified as OREO. Real estate formally acquired in settlement of loans are recorded at the lower of the carrying value of the loan or the fair value of the property received. Losses arising from the acquisition of such properties are charged against the ACL. Operating expenses and any subsequent provisions to reduce the carrying value to fair value less costs to sell are charged to current period earnings. In periods of declining real estate values, this accounting treatment would result in additional charges to OREO expense. Gains and losses upon disposal are reflected in earnings as realized.

Transfers of Financial Assets – Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Reserve for Unfunded Commitments – The Company estimates expected credit losses over the contractual period in which the Company is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. The reserve for unfunded commitments is adjusted through a provision for credit loss expense and is included in accrued expenses and other liabilities on the consolidated balance sheet. The estimate includes consideration of the likelihood that funding will occur, the existence of any third-party guarantees, and an estimate of credit losses on commitments expected to be funded using the same loss rates of similar financial instruments derived in the estimation of ACL for loans.

Comprehensive Income – Under U.S. GAAP, "comprehensive income" is defined as the change in equity during a period due to transactions, events and circumstances arising from non-owner sources. Comprehensive income includes net income under U.S. GAAP as well as "other comprehensive income" ("OCI"), which consists of items that are excluded from net income and reported as changes in separate components of equity as required by other accounting standards. The Company's OCI consists of unrealized gains and losses on available-for-sale investment securities (see Note 3), unrealized gains and losses on cash flow hedges (see Note 15) and unrecognized pension costs (see Note 10). The Company presents the components of OCI in a separate consolidated statement of comprehensive income.

Fair Value Measurements – The Company follows the provisions of ASC Topic 820, "Fair Value Measurements and Disclosures", for assets and liabilities that are measured and recorded at fair value, and to determine fair value disclosures. This standard defines fair value and establishes a framework for measuring fair value. This standard applies to certain other existing accounting pronouncements that require or permit fair value measurements (see Note 14).

Revenue Recognition – The Company recognizes certain revenues in accordance with ASC Topic 606, "Revenue from Contracts with Customers". The standard is based on the principles that revenues are recognized when control of a good or service transfers to a customer, and that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Under ASC Topic 606, depending on the terms of a contract with a customer, revenues are either recognized at a point in time when a performance obligation is satisfied, or over time, as satisfaction of a performance obligation progresses. ASC Topic 606 does not apply to customer contracts that are within the scope of other accounting standards, such as financial instruments and their transfer and servicing. As such, ASC Topic 606 does not apply to the Company's interest income on loans, investment income, sale of financial assets and related mortgage banking and servicing income.

Revenues from contracts with customers that are subject to the principles of ASC Topic 606 are included in noninterest income under the customer service fees category in the Company's consolidated statements of income. The following is a summary of such revenues from contracts with customers for the years ended December 31:

	2025	2024	2023
	(in thousands)		
ATM and interchange income, net of related expenses	$ 2,562	$ 1,978	$ 1,334
Non-sufficient funds ("NSF") and overdraft fees	709	614	527
Other customer service fees	7,234	5,192	5,731
Total	$ 10,505	$ 7,784	$ 7,592

ATM and interchange income are reported net of directly related expenses and are recognized by the Company when customers use their ATM/debit cards issued by the Company through a third-party payment network. NSF and overdraft fees represent fees charged to customers to cover or protect customer transactions in case of insufficient customer funds. Other customer service fees are primarily comprised of fees on cash management services, deposit account maintenance fees, wire transfer fees, certain loan prepayment fees and investment advisory fees.

Transaction based fees are recognized at the time of the transaction while account maintenance and protection fees are both charged and recognized on a periodic basis. In each of the revenue streams identified above, there were no significant judgments made in determining or allocating the transaction price, as the consideration and service requirements are generally explicitly identified in the associated contracts and consist of a single performance obligation.

Employee Benefit Plans:

Director Pension Plan – The Company maintains a director defined benefit pension plan which covers members of the board of directors who were in service prior to 2023, upon meeting specific qualifications. Pension expense under this plan is charged to current operations and consists of several components of net periodic pension cost based on various actuarial assumptions regarding future expense under the plans. The Company recognizes the over-funded or under-funded status of a defined benefit plan as an asset or liability on its consolidated balance sheet and it recognizes changes in the funded status of the plan in the year in which the changes occur. The funded status of a plan is measured as the difference between the fair value of plan assets and the "projected benefit obligation" ("PBO") at the consolidated financial statement date. The unrecognized prior service costs, net actuarial gains and accounting transition obligation are reflected as OCI. The changes in the plan's funded status are recognized as charges or credits to OCI to the extent that they are not required to be recognized as components of "net periodic pension cost" in net income (see Notes 10 and 16). Effective December 31, 2024, the director pension plan was frozen and participants no longer accrue additional retirement benefits.

Employee Pension Plan – The Company provided pension benefits for substantially all employees through membership in the Co-operative Banks Employees Retirement Association ("CBERA"). The Plan was accounted for as a multi-employer, noncontributory, defined benefit pension plan. Company employees became eligible after attaining age 21 and completing one year of service, and benefits become fully vested after six years of eligible service. Effective April 1, 2018, future eligibility for new Company employees to participate in the plan was frozen. Effective December 31, 2023, the Plan was frozen and participants no longer accrue additional retirement benefits (see Note 10). The Plan was terminated and fully liquidated in 2025.

Employee Stock Ownership Plan ("ESOP") – ESOP shares are shown as a reduction of equity and are presented in the consolidated statements of changes in shareholders' equity as unallocated common stock held by ESOP. Compensation expense for the Company's ESOP is recorded at an amount equal to the shares committed to be allocated by the ESOP multiplied by the average fair market value of the shares during the period.

The Company recognizes compensation expense ratably over the period based upon the Company's estimate of the number of shares committed to be allocated by the ESOP. When the shares are released, unallocated common stock held by ESOP is reduced by the cost of the ESOP shares released and the difference between the average fair market value and the cost of the shares committed to be allocated by the ESOP is recorded as an adjustment to additional paid-in capital.

The loan receivable from the ESOP is not reported as an asset nor is the Company's guarantee to fund the ESOP reported as a liability on the Company's consolidated balance sheet. The employees of the Bank are the participants in the ESOP. Dividends paid and earnings on unallocated shares are used to repay the loan to the Company.

Share-Based Compensation – The Company measures share-based compensation on the grant date fair value on a straight-line basis over the vesting period during which an employee is required to provide services in exchange for the award; the requisite service period. The Company uses various pricing models to estimate the fair value of stock awards granted. The Company measures the fair value of restricted stock awards using the grant-date fair value, which reflects the 10-day volume-weighted average price of our common stock, on the date of the grant. The Company records compensation expense equal to the grant date fair value of the Company's restricted stock with a corresponding increase in equity. Reductions in compensation expense associated with forfeited awards are accounted for as incurred. Upon vesting, the fair value of the award in excess of recorded expense is recognized as a component of income tax expense.

Advertising Costs – The Company participates in certain advertising activities to attract more customers. The advertising costs of the Company are expensed in the period incurred and included in the noninterest expense section of the consolidated statements of income under the category marketing and charitable contribution expenses.

The Company's advertising expenses were $3.3 million, $3.0 million and $2.7 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Income Taxes – The Company and its subsidiaries file a consolidated federal income tax return. The Company recognizes certain revenue and expense items in periods which are different for financial accounting purposes than for federal income tax purposes. Deferred income tax assets and liabilities are computed under the liability method based on differences between the consolidated financial statement carrying amounts and the tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

In accordance with U.S. GAAP, management assesses the likelihood that tax positions taken will be sustained upon examination based on their technical merit, considering the facts, circumstances and information available at the end of each period. The Company recognizes the effects of significant income tax positions taken on tax returns only if the positions are "more likely than not" to be sustained upon examination by the taxing authorities. Positions taken on tax returns that do not meet that threshold are not recognized in the Company's provisions for income taxes. The measurement of uncertain tax positions is adjusted when new information is available, or when an event occurs that requires a change. The Company's policy is to analyze its tax positions for all open tax years. Interest and penalties, if any, associated with uncertain tax positions, are classified as additional income tax expense in the consolidated statements of income (see Note 11).

Common Share Repurchases – Shares repurchased by the Company under our share repurchase program have been classified as authorized but unissued shares. The cost of shares repurchased by the Company has been accounted for as a reduction to common stock and additional paid in capital on the consolidated statement of changes in stockholders' equity. Maryland corporation law calls for repurchased shares to be classified as authorized but unissued shares. U.S. GAAP states that the accounting for share repurchases shall conform to state law where applicable.

Earnings Per Share – Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Unallocated ESOP shares are not deemed outstanding for earnings per share calculations. ESOP shares committed to be released are considered to be outstanding for purposes of the earnings per share computation.

ESOP shares that have not been legally released, but that relate to employee services rendered during an accounting period (interim or annual) ending before the related debt service payment is made, are considered committed to be released.

Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding restricted stock awards and are determined using the treasury stock method.

Subsequent events – Management has reviewed all events through the date the consolidated financial statements were filed with the SEC and concluded that no other events required any adjustment to the balances presented or disclosures.

Reclassifications – Certain prior period balances in the consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on prior year net income or shareholders' equity.

Note 2 –Acquisition

Provident Bancorp, Inc. and BankProv Acquisition

On November 15, 2025, the Company completed its acquisition of Provident Bancorp, Inc. and BankProv ("Provident"). The total consideration paid in the acquisition of Provident was $111.8 million in cash and the issuance of 5,943,682 shares of common stock valued at $114.7 million. The acquisition added $1.40 billion of total assets, $1.18 billion of total net loans and $1.14 billion in total deposits, each at fair value, as of the date of closing.

The acquisition was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, *Business Combinations*. Under this method of accounting, the respective assets acquired and liabilities assumed were recorded at their estimated fair values. The excess of consideration paid over the estimated fair value of the net assets acquired totaled $18.5 million and was recorded as goodwill. The results of Provident's operations were included in the Company's consolidated financial statements beginning on November 15, 2025.

The calculation of goodwill is subject to change for up to one year after the closing date of the transaction as additional information relative to closing date estimated and uncertainties becomes available. As the Company finalizes its analysis of these assets and liabilities, there may be adjustments to the recorded carrying values.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition from Provident:

	Net Assets Acquired at Fair Value
	(In thousands)
Assets	
Cash and due from banks	$ 63,724
Available-for-sale securities, at fair value	24,046
Net loans receivable, at fair value	1,176,212
Accrued interest receivable	4,561
Banking premises and equipment, net	11,160
Non-public investments	6,727
Bank-owned life insurance ("BOLI")	47,149
Prepaid expenses and other assets	7,824
Goodwill	18,512
Core deposit intangible	18,800
Deferred income tax asset, net	23,522
Total assets acquired	$ 1,402,237
Liabilities and shareholders' equity	
Deposits	
Core deposits	$ 1,015,762
Brokered deposits	120,000
Total deposits	1,135,762
Mortgagors' escrow accounts	640
FHLB borrowings	30,825
Accrued expenses and other liabilities	8,512
Total liabilities assumed	1,175,739
Purchase Price	$ 226,498

Fair Value Measurement of Assets Acquired and Liabilities Assumed

The methods used to determine the fair value of the assets acquired and liabilities assumed in the Provident acquisition were as follows:

AFS Securities

The estimated fair values of the AFS securities, primarily comprised of U.S. Government agency mortgage-backed securities, collateralized mortgage obligations, Small Business Administration ("SBA") pooled securities, and municipal bonds carried on Provident's consolidated balance sheet, was confirmed using open market pricing provided by independent securities brokers. Based upon management's determination, a fair value adjustment of $465,000, reflecting a net discount, was recorded on the acquired AFS securities and reflects the net unrealized loss position of such securities at the date of acquisition. AFS securities acquired were sold in their entirety on the date of acquisition.

Loans

Loans acquired in the Provident acquisition were recorded at fair value, and there was no carryover of the ACL. The fair value of loans acquired from Provident was determined using market participant assumptions in estimating the amount and timing of both principal and interest cash flows expected to be collected, as adjusted for an estimate of future credit losses and prepayments, and then applying a market-based discount rate to those cash flows. Management retained a third-party valuation specialist to assist with the determination of the fair value of loans acquired, the results of which were reviewed by management.

Loans acquired in a business combination that are accounted for as PCD assets are presented on the consolidated balance sheet at their amortized cost basis gross of the related allowance for credit losses ("ACL"). The ACL established at acquisition is presented separately as a valuation allowance. The same gross presentation model applies to certain PSLs, where applicable.

A fair value adjustment of $83.3 million was recorded on the loans acquired in the acquisition, comprised of PCD reserves of $42.3 million, PSL reserves of $7.9 million and fair value marks of $33.1 million, and was due primarily to anticipated credit loss, as well as considerations for market interest rates.

A portion of the acquired loans exhibited evidence of more-than-insignificant deterioration in credit quality since origination and thus were reviewed to determine if any loans would be deemed PCD. The following is a summary of the PCD loans identified as a result of the review performed as of the date acquired:

	As of November 15, 2025
	(In thousands)
Gross amortized cost basis at acquisition	$ 126,155
ACL on PCD loans	(42,319)
Discount (other than credit losses)	(6,261)
Purchase price of PCD loans at acquisition, at fair value	$ 77,575

Premises and Equipment

The Company acquired 7 branches from Provident as of the date of closing, three of which were owned premises. The fair value of properties acquired was derived by valuations prepared by an independent third party utilizing a combination of the cost approach and the sales comparison approach.

Leases

As part of the Provident acquisition the Company added four lease obligations. The Company recorded a $3.7 million right-of-use asset and lease liability for these lease obligations.

Goodwill

The calculation of goodwill is subject to change for up to one year after the date of acquisition as additional information relative to the closing date estimates and uncertainties become available. As the Company finalizes its review of the acquired assets and liabilities, certain adjustments to the recorded carrying values may be required.

Goodwill will be evaluated annually for impairment. For tax purposes, goodwill is amortized over 15 years and that amortization is deductible.

Core Deposit Intangible ("CDI")

The fair value of the core deposit intangible was determined based on a discounted cash flow analysis using a discount rate commensurate with market participants. To calculate cash flows, deposit account servicing costs (net of deposit fee income) and interest expense on deposits were compared to the cost of alternative funding sources available thorough wholesale borrowing rates and national brokered certificate of deposit offering rates. The projected cash flows were developed using projected deposit attrition rates. Management retained a third-party valuation specialist to assist with the determination of projected cash flows, the results of which were reviewed by management. The core deposit intangible totaled $18.8 million and is being amortized on the sum-of-the-years digits basis over its estimated useful life of approximately 10 years.

BOLI

Provident's BOLI cash surrender value was $47.1 million with no fair value adjustment.

Certificates of Deposits

Provident's certificates of deposit were $157.4 million with no fair value adjustment, which would have represented a discount from the value of the contractual repayments of fixed-maturity deposits using prevailing market interest rates for similar-term certificates of deposit, but was determined to be immaterial.

The following table presents certain unaudited pro forma information for the years ended December 31, 2025 and 2024. This unaudited estimated pro forma financial information was calculated as if the acquisition had occurred as of January 1, 2024. This unaudited pro forma information combines the historical results of Provident with the Company's consolidated historical results and includes certain adjustments reflecting the estimated impact of certain fair value adjustments for the respective periods. The pro forma information is not indicative of what would have occurred had the acquisition occurred as of the beginning of the year prior to the acquisition. The unaudited pro forma information does not consider any changes to the provision for credit losses resulting from recording loan assets at fair value, cost savings, or business synergies. As a result, actual amounts would have differed from the unaudited pro forma information presented.

	Unaudited Pro Forma Financial Information for the Years Ended December 31,	
	2025	2024
	(In thousands)	
Net interest income	$ 246,925	$ 216,889
Net income (loss)	69,697	40,925

Note 3 – Securities

The amortized cost and estimated fair values of securities classified as AFS are as follows:

December 31, 2025	Amortized Cost		Unrealized Gain		Unrealized Loss		Allowance for Credit Losses		Fair Value	
					(in thousands)					
Available-for-Sale Debt Securities:										
U.S. Treasury securities	$	95,479	$	407	$	(103)	$	—	$	95,783
U.S. Government agencies		9,159		53		—		—		9,212
Agency mortgage-backed securities		69,682		162		(1,253)		—		68,591
Agency collateralized mortgage obligations		12,109		202		(74)		—		12,237
Corporate bonds		72,703		263		(3,081)		—		69,885
Municipal obligations		6,596		—		(72)		—		6,524
SBA securities		6,830		—		(103)		—		6,727
Total	$	272,558	$	1,087	$	(4,686)	$	—	$	268,959

December 31, 2024	Amortized Cost		Unrealized Gain		Unrealized Loss		Allowance for Credit Losses		Fair Value	
					(in thousands)					
Available-for-Sale Debt Securities:										
U.S. Treasury securities	$	69,469	$	104	$	(489)	$	—	$	69,084
U.S. Government agencies		9,005		9		(7)		—		9,007
Agency mortgage-backed securities		42,083		—		(2,899)		—		39,184
Agency collateralized mortgage obligations		10,993		147		(307)		—		10,833
Corporate bonds		90,219		163		(6,337)		—		84,045
Municipal obligations		10,092		—		(286)		—		9,806
SBA securities		6,298		2		(54)		—		6,246
Total	$	238,159	$	425	$	(10,379)	$	—	$	228,205

The Company did not record a provision for estimated credit losses on any AFS securities for the year ended December 31, 2025, 2024 and 2023. Excluded from the table above is accrued interest on AFS securities of $1.8 million and $1.6 million at December 31, 2025 and December 31, 2024, respectively, which is included within accrued interest receivable on the consolidated balance sheets.

Additionally, the Company did not record any write-offs of accrued interest income on AFS securities for the year ended December 31, 2025, 2024 and 2023. No AFS securities held by the Company were delinquent on contractual payments at December 31, 2025 or 2024, nor were any AFS securities placed on non-accrual status for the year ended December 31, 2025, 2024 and 2023.

When AFS securities are sold, the adjusted cost of the specific security sold is used to compute the gain or loss on the sale. During the year ended December 31, 2025, the Company sold the $24.5 million in Provident AFS securities acquired at fair value on the date of acquisition, resulting in no gain or loss on sale being recorded in the consolidated statement of income under purchase accounting.

During the year ended December 31, 2024, the Company sold $29.3 million of AFS securities and recognized gross realized losses of $1.9 million and gross realized gains of $30,000. There were no sales of AFS securities during the year ended December 31, 2023.

The net unrealized loss on AFS securities is reported, net of deferred income tax effects, as a separate component of the Company's shareholders' equity, "Accumulated Other Comprehensive Income (Loss)", and approximates the following as of the dates stated:

	December 31, 2025	December 31, 2024
	(in thousands)	
Unrealized losses, net	$ (3,599)	$ (9,954)
Deferred income tax asset	962	2,567
	$ (2,637)	$ (7,387)

Maturities of AFS Debt Securities – The following is a summary of maturities of AFS securities as of December 31, 2025. The amortized cost and fair values are based on the contractual maturity dates. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty. Agency mortgage-backed securities and collateralized mortgage obligations are presented as separate lines as paydowns are expected to occur before contractual maturity dates.

	Available for Sale	
	Amortized Cost	Fair Value
	(in thousands)	
Within one year	$ 67,170	$ 66,891
Over one year to five years	80,284	80,340
Over five years to ten years	38,633	36,244
Over ten years	4,680	4,656
	190,767	188,131
Agency mortgage-backed securities	69,682	68,591
Agency collateralized mortgage obligations	12,109	12,237
	$ 272,558	$ 268,959

Credit Loss Evaluation – The following tables present fair value and gross unrealized losses, aggregated by investment category and length of time that individual AFS securities have been in a continuous unrealized loss position, as of the dates stated.

December 31, 2025	Number of Securities	Less than 12 Months		12 Months or More		Total	
		Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
		(Dollars in thousands)					
U.S. Treasury securities	8	$ (11)	$ 8,929	$ (92)	$ 10,945	$ (103)	$ 19,874
Agency mortgage-backed securities	25	(301)	26,876	(952)	31,890	(1,253)	58,766
Agency collateralized mortgage obligations	4	(7)	1,995	(67)	7,324	(74)	9,319
Corporate bonds	24	(356)	6,634	(2,725)	53,538	(3,081)	60,172
Municipal obligations	6	(1)	1,440	(71)	5,084	(72)	6,524
SBA securities	5	(28)	2,299	(75)	4,428	(103)	6,727
Total	72	$ (704)	$ 48,173	$ (3,982)	$ 113,209	$ (4,686)	$ 161,382

December 31, 2024	Number of Securities	Less than 12 Months		12 Months or More (Dollars in thousands)		Total	
		Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
U.S. Treasury securities	18	$ (152)	$ 35,388	$ (337)	$ 6,646	$ (489)	$ 42,034
U.S. Government Agencies	2	(7)	4,999	—	—	(7)	4,999
Agency mortgage-backed securities	17	(1,196)	30,229	(1,703)	8,955	(2,899)	39,184
Agency collateralized mortgage obligations	3	(304)	8,265	(3)	113	(307)	8,378
Corporate bonds	29	(1,250)	8,748	(5,087)	69,134	(6,337)	77,882
Municipal obligations	6	—	—	(286)	7,306	(286)	7,306
SBA securities	3	(54)	4,722	—	—	(54)	4,722
Total	78	$ (2,963)	$ 92,351	$ (7,416)	$ 92,154	$ (10,379)	$ 184,505

U.S. Treasury Securities, U.S. Government Agencies, Agency Mortgage-Backed Securities, Agency Collateralized Mortgage Obligations and SBA securities – The contractual cash flows of these securities are direct obligations of municipalities or the U.S. Treasury, or they consist of agency obligations, mortgage-backed securities or collateralized mortgage obligations which are guaranteed by Fannie Mae, Ginnie Mae, Freddie Mac, the Federal Home Loan Bank, the Small Business Administration or other quasi-government agencies.

Municipal Obligations – The contractual cash flows of these securities are direct obligations of municipalities. We invest in fixed rate investment grade bonds issued primarily by municipalities in our local communities. The market value of these securities may be affected by call options, long dated maturities, general market liquidity and credit factors.

Corporate Bonds – The Company invests in corporate bonds and subordinated debentures, which are scheduled to mature between the calendar years 2026 through 2035. These corporate bonds vary in commercial industries, including automotive, energy, consumer products, and media companies. The Company has also invested in domestic and foreign banking institutions. The subordinated debentures are mostly debt issuances from bank holding companies.

The causes of the unrealized losses listed in the tables above by category are as follows as of December 31, 2025 and 2024:

U.S. Treasury Securities, U.S. Government Agencies, Agency Mortgage-Backed Securities, Agency Collateralized Mortgage Obligations and SBA securities – The securities with unrealized losses in these portfolios have contractual terms that generally do not permit the issuer to settle the security at a price less than the current par value of the investment. The decline in market value of these securities is attributable to changes in interest rates and not credit quality. Additionally, these securities are implicitly guaranteed by the U.S. government or one of its agencies.

Municipal obligations – The securities with unrealized losses in this portfolio have contractual terms that generally do not permit the issuer to settle the security at a price less than the current par value of the investment. The decline in market value of these securities is attributable to changes in interest rates and not credit quality.

As of December 31, 2025, the Company did not intend to sell its AFS investments in an unrealized loss position and has determined based upon available evidence that it is more-likely-than-not that the Company will not be required to sell those securities before the expected recovery of their amortized cost basis. Additionally, the declines in fair value are attributable to market changes in interest rates and not due to credit quality, management did not recognize an ACL against the Company's investment portfolio as of December 31, 2025 and 2024.

Non-Public Investments

Non-public investments consist of the following income tax credit investments as of the periods presented in the tables below:

	As of December 31, 2025						
	Total Commitment	Contributed to Date	Net Remaining Commitment (1)	Gross Investment	Amortization / Reduction in Investment	Net Investment	Tax Credits Earned over Life
	(in thousands)						
Investments in Tax Credit Entities:							
Solar Tax Credit Investments:							
Sunwealth:							
Project Pool 20 LLC (2)	$ 2,500	$ 2,500	$ —	$ 2,500	$ (1,619)	$ 881	$ 1,458
Project Pool 26 LLC (2)	4,196	4,196	—	4,196	(3,974)	222	2,993
Project Pool 48 LLC (2)	3,000	3,000	—	3,000	(2,629)	371	2,593
Agilitas:							
Borden Avenue (2)	7,924	7,924	—	7,924	(7,347)	577	7,128
Franklin Road (2)	8,669	8,669	—	8,669	(8,056)	613	7,539
Holyoke (s)	4,070	4,070	—	4,070	(3,765)	305	3,766
Patriot Renewables:							
Bertoline (2)	651	651	—	651	(628)	23	670
Maple Crest (2)	4,975	4,975	—	4,975	(4,850)	125	5,115
Mill Lane (2)	6,783	5,046	1,737	6,783	(6,580)	203	6,817
LIHTC Investments:							
USA Institutional Tax Credit Fund CXLIV L.P. (3)	5,000	2,030	2,970	2,030	(230)	1,800	295
Court Street Workforce Housing Limited Partnership (3) (4)	7,839	7,839	—	4,787	(56)	4,731	5,795
National Equity Fund Northeast Regional Fund 2025 LP (3)	10,000	1,052	8,948	1,052	—	1,052	—
Total	$ 65,607	$ 51,952	$ 13,655	$ 50,637	$ (39,734)	$ 10,903	$ 44,169

	As of December 31, 2024						
	Total Commitment	Contributed to Date	Net Remaining Commitment (1)	Total Investment	Amortization / Reduction in Investment	Net Investment	Tax Credits Earned over Life
	(in thousands)						
Investments in Tax Credit Entities:							
Solar Tax Credit Investments:							
Sunwealth:							
Project Pool 20 LLC (2)	$ 2,500	$ 2,500	$ —	$ 2,500	$ (2,500)	$ —	$ 1,458
Project Pool 26 LLC (2)	4,196	4,196	—	4,196	(4,196)	—	2,993
Project Pool 48 LLC (2)	3,000	3,000	—	3,000	(3,000)	—	2,593
Agilitas:							
Borden Avenue (2)	7,704	7,704	—	7,639	(7,639)	—	7,128
Franklin Road (2)	8,148	8,148	—	7,539	(7,539)	—	7,539
Patriot Renewables:							
Bertoline (2)	651	651	—	651	(628)	23	670
Maple Crest (2)	4,975	4,975	—	4,975	(4,749)	226	5,115
LIHTC Investments:							
USA Institutional Tax Credit Fund CXLIV L.P. (3)	5,000	(9)	5,009	830	(9)	821	46
Total	$ 36,174	$ 31,165	$ 5,009	$ 31,330	$ (30,260)	$ 1,070	$ 27,542

(1) Total remaining commitments for solar tax credit investments are recorded within Accrued Expenses and Other liabilities on the consolidated balance sheets. Total remaining commitments for LIHTCs are not recorded as liabilities.
(2) Amortization for solar tax credit investments is recorded under the PAM of accounting.
(3) LIHTC investments are recorded under the Equity Method of accounting.
(4) LIHTC investment acquired from Provident on November 15, 2025; no tax credits earned in 2025 as they are not eligible for use until 2027 due to the ownership change.

	For the Year Ended December 31, 2025		For the Year Ended December 31, 2024		For the Year Ended December 31, 2023	
	Tax Credits Earned (1)	Current Year Pass Pass Through Income (Losses)	Tax Credits Earned (1)	Current Year Pass Pass Through Income (Losses)	Tax Credits Earned (1)	Current Year Pass Pass Through Income (Losses)
Investments in Tax Credit Entities:						
Solar Tax Credit Investments:						
Sunwealth:						
Project Pool 20 LLC (2)	$ —	$ 79	$ —	$ 79	$ —	$ 79
Project Pool 26 LLC (2)	—	141	—	212	—	232
Project Pool 48 LLC (2)	—	63	2,593	(1,662)	2,593	—
Agilitas:						
Borden Avenue (2)	—	153	7,128	(7,360)	7,128	—
Franklin Road (2)	—	165	7,539	(570)	7,539	—
Holyoke (s)	3,766	(3,454)	—	—	—	—
Patriot Renewables:						
Bertoline (2)	—	7	—	7	—	(267)
Maple Crest (2)	—	51	—	(934)	—	(1,404)
Mill Lane (2)	6,817	(425)	—	—	—	—
LIHTC Investments:						
USA Institutional Tax Credit Fund CXLIV L.P. (3)	249	(518)	46	(89)	46	—
Court Street Workforce Housing Limited Partnership (3)	—	533	—	—	—	—
National Equity Fund Northeast Regional Fund 2025 LP (3)	—	(23)	—	—	—	—
Total	$ 10,832	$ (3,228)	$ 17,306	$ (10,317)	$ 17,306	$ (1,360)

(1) Tax credits are recorded as a reduction of income tax expense in the consolidated statements of income.
(2) For solar tax credit investments, the tax effect of current year pass through income (loss) is recorded in income tax expense in the consolidated statements of income under PAM of accounting.
(3) For LIHTC investments, current year pass through income (loss) is recorded in general and administrative expenses on the consolidated statements of income under the Equity Method of accounting.

Non-public investments consist of the following other investments:

	As of	
	December 31, 2025	December 31, 2024
	(in thousands)	
Other non-public investments:		
Federal Home Loan Bank Stock	$ 10,317	$ 6,728
Federal Reserve Bank Stock	6,277	12,142
Depositors Insurance Fund Stock	139	139
COCC Stock	555	300
Jassby Inc.	1,000	1,000
Reinventure Capital Fund LLP	2,068	1,818
LearnLaunch Fund III L.P.	650	455
Massachusetts Housing Investment Corporation	337	337
Cross Impact Capital	750	375
Mosaic	510	—
Visible Hands	234	—
Total	$ 22,837	$ 23,294

Federal Home Loan Bank ("FHLB") Stock – The Company holds stock in the FHLB of Boston, a regional member of the FHLB, as part of the Company's membership requirements. Based upon the redemption provisions of the FHLB, the stock is restricted, has no quoted market value, and is carried at original cost. The balance in the investment account as of December 31, 2025 and 2024 was $10.3 million and $6.7 million, respectively.

Federal Reserve Bank ("FRB") Stock – The Company is required to maintain shares in the FRB for 50% of the total par value in order to meet criteria for membership in the Federal Reserve System. Although the full par value of the stock is $100 per share, the Company is required to pay only $50 per share at the time of purchase with the understanding that the other half of the subscription amount is subject to call at any time. Dividends are paid semi-annually at the statutory rate of 6 percent per annum, or $1.50 per share semi-annually. In addition, Federal Reserve regulations require that the Company purchase additional stock, or that the Federal Reserve System redeem stock, if a change in total deposit liabilities (as reported in the quarterly report of condition) results in a change in the Company's Federal Reserve Stock holdings requirement by 15 percent or 100 shares, whichever is lower.

As of December 31, 2025, the Company held 125,538 shares of stock in the approximate amount of $6.3 million compared to 242,844 shares of stock in the approximate amount of $12.1 million as of December 31, 2024.

Note 4 – Loans Receivable and ACL

Loans consist of the following as of the dates stated:

| | December 31, 2025 | | December 31, 2024 | |
	Amount	Percent	Amount	Percent
		(Dollars in thousands)		
One-to-four-family residential	$ 1,177,156	19.64 %	$ 1,130,791	26.06 %
Home equity	152,602	2.55 %	124,041	2.86 %
Total residential real estate	1,329,758	22.19 %	1,254,832	28.92 %
Commercial real estate	1,924,043	32.09 %	1,363,394	31.42 %
Multi-family residential	517,527	8.63 %	333,047	7.67 %
Total commercial real estate	2,441,570	40.72 %	1,696,441	39.09 %
Construction and land development	730,573	12.19 %	583,809	13.45 %
Commercial and industrial	1,007,669	16.81 %	559,828	12.90 %
Total commercial	4,179,812	69.72 %	2,840,078	65.45 %
Consumer, net of premium/discount	203,497	3.40 %	244,558	5.64 %
Mortgage warehouse	280,949	4.69 %	—	— %
Total loans	5,994,016	100.00 %	4,339,468	100.00 %
Deferred fees, net	(7,876)		(6,539)	
Allowance for credit losses	(87,411)		(38,744)	
Net loans	$ 5,898,729		$ 4,294,185	

Included in the above are approximately $404.8 million and $459.6 million in loans to borrowers in the cannabis industry, at December 31, 2025 and 2024, respectively. Of that total, $228.8 million and $321.9 million were direct loans to cannabis companies and were collateralized by real estate at December 31, 2025 and 2024, respectively. None of the loans to borrowers in the cannabis industry are collateralized by cannabis.

Mortgage loans sold to and serviced for investors are not included in the accompanying consolidated financial statements. The loans serviced for others were sold without recourse provisions. The aggregate outstanding unpaid principal balance of such loans approximated $207.2 million and $221.5 million at December 31, 2025 and 2024, respectively. Gains/losses on loans sold, including recognition of mortgage servicing rights, for the years ended December 31, 2025, 2024 and 2023 amounted to gains of $352,000 and $546,000 and losses of $29,000, respectively, and are included in mortgage banking income in the noninterest income section in the consolidated statements of income.

During the years ended December 31, 2025 and 2024, the Company purchased approximately $49.1 million and $46.8 million, respectively, of consumer loan pools. The loans purchased during the twelve months ended December 31, 2025 included loan pools collateralized by automobiles. The loans purchased during the twelve months ended December 31, 2024 included loan pools collateralized by boat and recreational vehicles, automobiles, and solar panels, as well as unsecured home improvement loans.

The outstanding balances of these purchased consumer loan pools, net of premium (discount) are as follows as of the dates stated:

	December 31, 2025		
	Gross Loans	Premium (Discount)	Net Loans
	(in thousands)		
Student loans	$ 5,421	$ 34	$ 5,455
Boat and RV loans	238	—	238
Automobile loans	75,560	—	75,560
Solar panel loans	49,077	(4,667)	44,410
Home improvement loans	35,845	(13)	35,832
Total	$ 166,141	$ (4,646)	$ 161,495

	December 31, 2024		
	Gross Loans	Premium (Discount)	Net Loans
	(in thousands)		
Student loans	$ 6,954	$ 42	$ 6,996
Boat and RV loans	48,147	1,136	49,283
Automobile loans	52,092	—	52,092
Solar panel loans	55,400	(5,073)	50,327
Home improvement loans	44,458	(15)	44,443
Total	$ 207,051	$ (3,910)	$ 203,141

During the year ended December 31, 2025, the Company transferred $67.0 million in consumer loans to loans held for sale, the sale of which is expected to close in the first quarter of 2026. Upon transfer, the loans were marked to market based on the selling price agreed to by the purchaser, resulting in a $517,000 loss recorded upon transfer.

The following table presents the aging of the amortized cost of loans receivable by loan category as of the date stated:

	December 31, 2025					
	Current Loans	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due Still Accruing	Nonaccrual	Total Loans
	(in thousands)					
Real estate loans:						
One-to-four-family residential	$ 1,166,731	$ 7,232	$ 481	$ —	$ 2,712	$ 1,177,156
Home equity	150,413	445	385	—	1,359	152,602
Commercial real estate	1,923,108	80	—	—	855	1,924,043
Multi-family residential	517,527	—	—	—	—	517,527
Construction and land development	730,563	—	—	—	10	730,573
Commercial and industrial	895,662	73,225	2,531	—	36,251	1,007,669
Consumer	194,595	4,665	2,022	—	2,215	203,497
Mortgage warehouse	280,949	—	—	—	—	280,949
Total	$ 5,859,548	$ 85,647	$ 5,419	$ —	$ 43,402	$ 5,994,016

	December 31, 2024					
	Current Loans	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due Still Accruing	Nonaccrual	Total Loans
	(in thousands)					
Real estate loans:						
One-to-four-family residential	$ 1,124,762	$ 2,363	$ 736	$ —	$ 2,930	$ 1,130,791
Home equity	122,812	100	171	—	958	124,041
Commercial real estate	1,355,064	5,325	—	—	3,005	1,363,394
Multi-family residential	332,740	307	—	—	—	333,047
Construction and land development	583,435	364	—	—	10	583,809
Commercial and industrial	550,353	4,907	10	—	4,558	559,828
Consumer	236,801	3,725	1,637	—	2,395	244,558
Total	$ 4,305,967	$ 17,091	$ 2,554	$ —	$ 13,856	$ 4,339,468

The following table presents the amortized cost of nonaccrual loans receivable by loan category as of the date stated:

	December 31, 2025			December 31, 2024		
	Nonaccrual Loans with No ACL	Nonaccrual Loans with an ACL	Total Nonaccrual Loans	Nonaccrual Loans with No ACL	Nonaccrual Loans with an ACL	Total Nonaccrual Loans
	(In thousands)					
Real estate loans:						
One-to-four-family residential	$ 2,712	$ —	$ 2,712	$ 2,930	$ —	$ 2,930
Home equity	1,359	—	1,359	958	—	958
Commercial real estate	855	—	855	3,005	—	3,005
Construction and land development	10	—	10	10	—	10
Commercial and industrial	19,799	16,452	36,251	454	4,104	4,558
Consumer	2,215	—	2,215	2,394	1	2,395
Total	$ 26,950	$ 16,452	$ 43,402	$ 9,751	$ 4,105	$ 13,856

During the years ended December 31, 2025, 2024, and 2023, the Company reversed $253,000, $498,000 and $116,000 of interest income, respectively, for loans that were placed on non-accrual.

Credit Quality Information

Management uses a methodology to systematically estimate the amount of expected losses in each segment of loans in the Company's portfolio. For the purposes of estimating the ACL, management segregates the loan portfolio into loan segments that share similar risk characteristics such as the purpose of the loan, repayment source, and collateral. These characteristics are considered when determining the appropriate level of the ACL for each category. Risk characteristics unique to each loan segment include:

Commercial real estate, including multi-family residential loans – Collateral values are established by independent third-party appraisals and evaluations. Primary repayment sources include operating income generated by the real estate, permanent debt refinancing, sale of the real estate and, secondarily, liquidation of the collateral.

Commercial and industrial – The primary risk associated with commercial and industrial loans is the ability of borrowers to achieve business results consistent with those projected at origination. Collateral frequently consists of a first lien position on business assets including, but not limited to, accounts receivable, inventory and equipment. The primary repayment source is operating cash flow and, secondarily, the liquidation of assets.

Construction and land development – These loans are generally considered to present a higher degree of risk than other real estate loans and may be affected by a variety of factors, such as adverse changes in interest rates and the borrower's ability to control costs and adhere to time schedules. Construction loans are underwritten utilizing feasibility studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates and financial analysis of the developers and property owners. Construction loans are generally based upon estimates of costs and value associated with the completed project. Construction loan repayment is substantially dependent on the ability of the borrower to complete the project and obtain permanent financing.

One-to-four family residential – These loans are made to borrowers who demonstrate the ability to repay principal and interest on a monthly basis. Underwriting considerations include, among others, income sources and their reliability, willingness to repay as evidenced by credit repayment history, financial resources (including cash reserves) and the value of the collateral. The primary risk related to this portfolio is the financial circumstances of the individual borrowers and their ability to repay the obligation. The Company maintains policy standards for minimum credit score and maximum loan-to-value consistent with a "prime" portfolio. The Company does not originate or purchase sub-prime or other high-risk loans. Residential loans are originated either for sale to investors or retained in the Company's loan portfolio. Decisions about whether to sell or retain residential loans are made based on the interest rate characteristics, pricing for loans in the secondary mortgage market, competitive factors and the Company's liquidity and capital needs.

Home equity – Home equity lines of credit are generally granted for a draw period with monthly interest-only repayment requirements. At the end of the draw period, home equity lines of credit are amortized over the remaining maturity period and monthly payments of principal and interest are required. Home equity loans are term loans that require the monthly payment of principal and interest such that the loan will be fully amortized at maturity. Underwriting considerations and primary risks are materially consistent with one-to-four family residential loans. Collateral consists of a senior or subordinate lien on owner-occupied residential property.

Mortgage warehouse lending – Mortgage warehouse loans are facility lines to non-bank mortgage origination companies. The underlying collateral of these facility lines are residential real estate loans. Loans are originated by the mortgage companies for sale into secondary markets. The primary source of repayment of the facility lines is the cash flow upon sale of the loans. The primary risk of repayment is a result of changes in the secondary mortgage market which may impede the mortgage companies' ability to sell the loans and repay their facility lines.

Consumer – The Company's policy and underwriting in this category, which is comprised primarily of originated and purchased automobile, boat, recreational vehicle, solar, home improvement, credit card and student loans, include the following factors, among others: income sources and reliability, credit histories, term of repayment, and collateral value, as applicable.

The Company utilizes a nine-grade internal rating system for all loans, except consumer loans, which are not risk rated, as follows:

Loans rated 1-5: Loans in these categories are considered "pass" rated loans with low to average risk.

Loans rated 6: Loans in this category are considered "special mention". These loans are starting to show signs of potential weakness and are being closely monitored by management.

Loans rated 7: Loans in this category are considered "substandard". Generally, a loan is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligors and/or the collateral pledged. There is a distinct possibility that the Company will sustain some loss if the weakness is not corrected.

Loans rated 8: Loans in this category are considered "doubtful". Loans classified as doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, highly questionable and improbable.

Loans rated 9: Loans in this category are considered uncollectible ("loss") and of such little value that their continuance as loans is not warranted.

On an annual basis, or more often if needed, the Company reviews the accuracy of risk ratings for all commercial real estate, construction and land development loans, and commercial and industrial loans based on various ongoing performance characteristics and supporting information that is provided from time to time by commercial borrowers. On an annual basis, or more often if needed, the Company completes a credit recertification on all mortgage warehouse originators. Annually, the Company engages an independent third-party to review a significant portion of loans within these segments. Management uses the results of these reviews as part of its annual review process.

The following table presents the amortized cost of loans receivable by internal risk grade by year of origination as of December 31, 2025. Also presented are current period gross charge-offs by loan type and vintage year for the year ended December 31, 2025.

	Risk Rating	Term Loans Amortized Cost Basis by Origination Year (in thousands)							
		2025	2024	2023	2022	2021	Prior	Revolving Loans	Total
One-to-Four-Family Residential									
Grade:									
Pass	1-5	$ 109,894	$ 99,901	$ 133,211	$ 252,202	$ 230,200	$ 310,541	$ 38,849	$ 1,174,798
Special Mention	6	—	—	—	—	—	—	—	—
Substandard	7	—	—	—	—	239	1,983	136	2,358
Doubtful	8	—	—	—	—	—	—	—	—
Loss	9	—	—	—	—	—	—	—	—
Loans not formally risk rated [1]		—	—	—	—	—	—	—	—
Total		$ 109,894	$ 99,901	$ 133,211	$ 252,202	$ 230,439	$ 312,524	$ 38,985	$ 1,177,156
Current period gross charge-offs		$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Home Equity									
Grade:									
Pass	1-5	$ —	$ 481	$ 245	$ —	$ —	$ 919	$ 149,598	$ 151,243
Special Mention	6	—	—	—	—	—	—	—	—
Substandard	7	—	62	125	—	—	—	1,172	1,359
Doubtful	8	—	—	—	—	—	—	—	—
Loss	9	—	—	—	—	—	—	—	—
Loans not formally risk rated [1]		—	—	—	—	—	—	—	—
Total		$ —	$ 543	$ 370	$ —	$ —	$ 919	$ 150,770	$ 152,602
Current period gross charge-offs		$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial Real Estate									
Grade:									
Pass	1-5	$ 277,427	$ 176,824	$ 268,778	$ 350,792	$ 166,603	$ 443,438	$ 109,330	$ 1,793,192
Special Mention	6	—	12,654	33,785	49,323	4,277	6,918	—	106,957
Substandard	7	—	—	—	457	—	23,437	—	23,894
Doubtful	8	—	—	—	—	—	—	—	—
Loss	9	—	—	—	—	—	—	—	—
Loans not formally risk rated [1]		—	—	—	—	—	—	—	—
Total		$ 277,427	$ 189,478	$ 302,563	$ 400,572	$ 170,880	$ 473,793	$ 109,330	$ 1,924,043
Current period gross charge-offs		$ —	$ —	$ —	$ 18	$ —	$ —	$ —	$ 18
Multi-Family									
Grade:									
Pass	1-5	$ 51,330	$ 17,220	$ 79,309	$ 232,302	$ 29,510	$ 106,112	$ 1,744	$ 517,527
Special Mention	6	—	—	—	—	—	—	—	—
Substandard	7	—	—	—	—	—	—	—	—
Doubtful	8	—	—	—	—	—	—	—	—
Loss	9	—	—	—	—	—	—	—	—
Loans not formally risk rated [1]		—	—	—	—	—	—	—	—
Total		$ 51,330	$ 17,220	$ 79,309	$ 232,302	$ 29,510	$ 106,112	$ 1,744	$ 517,527
Current period gross charge-offs		$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Construction and Land Development									
Grade:									
Pass	1-5	$ 95,751	$ 212,670	$ 256,764	$ 13,536	$ 16,138	$ 3,466	$ 99,857	$ 698,182
Special Mention	6	—	—	—	32,381	—	—	—	32,381
Substandard	7	—	—	—	—	—	—	—	—
Doubtful	8	—	—	—	—	—	10	—	10
Loss	9	—	—	—	—	—	—	—	—
Loans not formally risk rated [1]		—	—	—	—	—	—	—	—
Total		$ 95,751	$ 212,670	$ 256,764	$ 45,917	$ 16,138	$ 3,476	$ 99,857	$ 730,573
Current period gross charge-offs		$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial and Industrial									
Grade:									
Pass	1-5	$ 72,148	$ 65,844	$ 99,436	$ 91,265	$ 106,858	$ 61,608	$ 387,604	$ 884,763
Special Mention	6	—	1,696	2,262	12,851	10,417	4,306	45,454	76,986
Substandard	7	9,500	—	2,437	13,835	4,878	8,776	6,389	45,815
Doubtful	8	—	—	—	105	—	—	—	105
Loss	9	—	—	—	—	—	—	—	—
Loans not formally risk rated [1]		—	—	—	—	—	—	—	—
Total		$ 81,648	$ 67,540	$ 104,135	$ 118,056	$ 122,153	$ 74,690	$ 439,447	$ 1,007,669
Current period gross charge-offs		$ —	$ —	$ —	$ —	$ —	$ 3,762	$ —	$ 3,762

	Risk Rating	Term Loans Amortized Cost Basis by Origination Year (in thousands)							
		2025	2024	2023	2022	2021	Prior	Revolving Loans	Total
Consumer									
Grade:									
Pass	1-5	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Special Mention	6	—	—	—	—	—	—	—	—
Substandard	7	—	—	—	—	—	—	—	—
Doubtful	8	—	—	—	—	—	—	—	—
Loss	9	—	—	—	—	—	—	—	—
Loans not formally risk rated [1]		56,733	40,589	3,775	41,676	36,574	20,694	3,456	203,497
Total		$ 56,733	$ 40,589	$ 3,775	$ 41,676	$ 36,574	$ 20,694	$ 3,456	$ 203,497
Current period gross charge-offs		$ 291	$ 22	$ 413	$ 2,088	$ 1,637	$ 277	$ 37	$ 4,765
Mortgage Warehouse									
Grade:									
Pass	1-5	$ —	$ —	$ —	$ —	$ —	$ —	$ 280,949	$ 280,949
Special Mention	6	—	—	—	—	—	—	—	—
Substandard	7	—	—	—	—	—	—	—	—
Doubtful	8	—	—	—	—	—	—	—	—
Loss	9	—	—	—	—	—	—	—	—
Loans not formally risk rated [1]		—	—	—	—	—	—	—	—
Total		$ —	$ —	$ —	$ —	$ —	$ —	$ 280,949	$ 280,949
Current period gross charge-offs		$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Total Loans									
Grade:									
Pass	1-5	$ 606,550	$ 572,940	$ 837,743	$ 940,097	$ 549,309	$ 926,084	$ 1,067,931	$ 5,500,654
Special Mention	6	—	14,350	36,047	94,555	14,694	11,224	45,454	216,324
Substandard	7	9,500	62	2,562	14,292	5,117	34,196	7,697	73,426
Doubtful	8	—	—	—	105	—	10	—	115
Loss	9	—	—	—	—	—	—	—	—
Loans not formally risk rated [1]		56,733	40,589	3,775	41,676	36,574	20,694	3,456	203,497
Total		$ 672,783	$ 627,941	$ 880,127	$ 1,090,725	$ 605,694	$ 992,208	$ 1,124,538	$ 5,994,016
Current period gross charge-offs		$ 291	$ 22	$ 413	$ 2,106	$ 1,637	$ 4,039	$ 37	$ 8,545

(1) Consumer loans are not formally risk rated and included $2.2 million of loans on non-accrual as of December 31, 2025

The following table presents the amortized cost of loans receivable by internal risk grade by year of origination as of December 31, 2024. Also presented are current period gross charge-offs by loan type and vintage year for the year ended December 31, 2024.

	Risk Rating	Term Loans Amortized Cost Basis by Origination Year (in thousands)						Revolving Loans	Total
		2024	2023	2022	2021	2020	Prior		
One-to-Four-Family Residential									
Grade:									
Pass	1-5	$ 97,895	$ 145,711	$ 266,364	$ 247,799	$ 115,133	$ 224,354	$ 30,227	$ 1,127,483
Special Mention	6	—	—	—	—	—	—	—	—
Substandard	7	—	—	—	246	—	2,990	72	3,308
Doubtful	8	—	—	—	—	—	—	—	—
Loss	9	—	—	—	—	—	—	—	—
Loans not formally risk rated [1]		—	—	—	—	—	—	—	—
Total		$ 97,895	$ 145,711	$ 266,364	$ 248,045	$ 115,133	$ 227,344	$ 30,299	$ 1,130,791
Current period gross charge-offs		$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Home Equity									
Grade:									
Pass	1-5	$ —	$ —	$ —	$ —	$ —	$ —	$ 123,083	$ 123,083
Special Mention	6	—	—	—	—	—	—	—	—
Substandard	7	—	—	—	—	—	—	958	958
Doubtful	8	—	—	—	—	—	—	—	—
Loss	9	—	—	—	—	—	—	—	—
Loans not formally risk rated [1]		—	—	—	—	—	—	—	—
Total		$ —	$ —	$ —	$ —	$ —	$ —	$ 124,041	$ 124,041
Current period gross charge-offs		$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial Real Estate									
Grade:									
Pass	1-5	$ 118,115	$ 409,048	$ 364,384	$ 69,349	$ 97,500	$ 248,749	$ 45,088	$ 1,352,233
Special Mention	6	—	—	1,399	2,664	873	3,220	—	8,156
Substandard	7	—	—	469	—	—	2,536	—	3,005
Doubtful	8	—	—	—	—	—	—	—	—
Loss	9	—	—	—	—	—	—	—	—
Loans not formally risk rated [1]		—	—	—	—	—	—	—	—
Total		$ 118,115	$ 409,048	$ 366,252	$ 72,013	$ 98,373	$ 254,505	$ 45,088	$ 1,363,394
Current period gross charge-offs		$ —	$ —	$ —	$ —	$ —	$ 4,000	$ —	$ 4,000
Multi-Family									
Grade:									
Pass	1-5	$ 5,138	$ 7,563	$ 212,492	$ 21,791	$ 36,016	$ 50,047	$ —	$ 333,047
Special Mention	6	—	—	—	—	—	—	—	—
Substandard	7	—	—	—	—	—	—	—	—
Doubtful	8	—	—	—	—	—	—	—	—
Loss	9	—	—	—	—	—	—	—	—
Loans not formally risk rated [1]		—	—	—	—	—	—	—	—
Total		$ 5,138	$ 7,563	$ 212,492	$ 21,791	$ 36,016	$ 50,047	$ —	$ 333,047
Current period gross charge-offs		$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Construction and Land Development									
Grade:									
Pass	1-5	$ 161,997	$ 284,102	$ 90,512	$ 13,255	$ 9,232	$ 364	$ 24,337	$ 583,799
Special Mention	6	—	—	—	—	—	—	—	—
Substandard	7	—	—	—	—	—	—	—	—
Doubtful	8	—	—	—	—	—	10	—	10
Loss	9	—	—	—	—	—	—	—	—
Loans not formally risk rated [1]		—	—	—	—	—	—	—	—
Total		$ 161,997	$ 284,102	$ 90,512	$ 13,255	$ 9,232	$ 374	$ 24,337	$ 583,809
Current period gross charge-offs		$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial and Industrial									
Grade:									
Pass	1-5	$ 42,154	$ 64,943	$ 54,435	$ 38,759	$ 6,594	$ 14,468	$ 324,481	$ 545,834
Special Mention	6	—	—	531	2,884	1,002	—	425	4,842
Substandard	7	—	—	—	—	343	4,214	4,595	9,152
Doubtful	8	—	—	—	—	—	—	—	—
Loss	9	—	—	—	—	—	—	—	—
Loans not formally risk rated [1]		—	—	—	—	—	—	—	—
Total		$ 42,154	$ 64,943	$ 54,966	$ 41,643	$ 7,939	$ 18,682	$ 329,501	$ 559,828
Current period gross charge-offs		$ —	$ —	$ —	$ 272	$ —	$ 119	$ —	$ 391

		Term Loans Amortized Cost Basis by Origination Year (in thousands)							
	Risk Rating	2024	2023	2022	2021	2020	Prior	Revolving Loans	Total
Consumer									
Grade:									
Pass	1-5	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Special Mention	6	—	—	—	—	—	—	—	—
Substandard	7	—	—	—	—	—	—	—	—
Doubtful	8	—	—	—	—	—	—	—	—
Loss	9	—	—	—	—	—	—	—	—
Loans not formally risk rated (1)		67,429	32,233	67,018	49,262	9,047	17,145	2,424	244,558
Total		$ 67,429	$ 32,233	$ 67,018	$ 49,262	$ 9,047	$ 17,145	$ 2,424	$ 244,558
Current period gross charge-offs		$ —	$ 300	$ 2,252	$ 1,587	$ 231	$ 250	$ 24	$ 4,644
Total Loans									
Grade:									
Pass	1-5	$ 425,299	$ 911,367	$ 988,187	$ 390,953	$ 264,475	$ 537,982	$ 547,216	$ 4,065,479
Special Mention	6	—	—	1,930	5,548	1,875	3,220	425	12,998
Substandard	7	—	—	469	246	343	9,740	5,625	16,423
Doubtful	8	—	—	—	—	—	10	—	10
Loss	9	—	—	—	—	—	—	—	—
Loans not formally risk rated (1)		67,429	32,233	67,018	49,262	9,047	17,145	2,424	244,558
Total		$ 492,728	$ 943,600	$ 1,057,604	$ 446,009	$ 275,740	$ 568,097	$ 555,690	$ 4,339,468
Current period gross charge-offs		$ —	$ 300	$ 2,252	$ 1,859	$ 231	$ 4,369	$ 24	$ 9,035

(1) Consumer loans are not formally risk rated and included $2.4 million of loans on non-accrual as of December 31, 2024

The following tables present an analysis of the change in the ACL by major loan segment for the period stated:

	For the Year Ended December 31, 2025 (in thousands)									
	One-to-Four Family Residential	Home Equity	Commercial Real Estate	Multi-Family	Construction and Land Development	Commercial and Industrial	Consumer	Mortgage Warehouse	Unallocated	Total
Balance at December 31, 2024	$ 1,195	$ 74	$ 9,481	$ 599	$ 4,137	$ 11,174	$ 12,084	$ —	$ —	$ 38,744
Adjustment to allowance for Provident acquisition	48	5	13,543	139	199	36,186	—	151	—	50,271
Provision for (release of) credit losses	460	73	(2,329)	450	714	5,403	(168)	74	—	4,677
Charge-offs	—	—	(18)	—	—	(3,762)	(4,765)	—	—	(8,545)
Recoveries of loans previously charged-off	—	—	922	—	—	598	744	—	—	2,264
Balance at December 31, 2025	$ 1,703	$ 152	$ 21,599	$ 1,188	$ 5,050	$ 49,599	$ 7,895	$ 225	$ —	$ 87,411

	For the Year Ended December 31, 2024 (in thousands)									
	One-to-Four Family Residential	Home Equity	Commercial Real Estate	Multi-Family	Construction and Land Development	Commercial and Industrial	Consumer	Mortgage Warehouse	Unallocated	Total
Balance at December 31, 2023	$ 1,835	$ 117	$ 5,698	$ 378	$ 7,630	$ 10,878	$ 5,686	$ —	$ —	$ 32,222
Provision for (release of) credit losses	(640)	(43)	7,783	221	(3,493)	425	10,681	—	—	14,934
Charge offs	—	—	(4,000)	—	—	(391)	(4,644)	—	—	(9,035)
Recoveries of loans previously charged off	—	—	—	—	—	262	361	—	—	623
Balance at December 31, 2024	$ 1,195	$ 74	$ 9,481	$ 599	$ 4,137	$ 11,174	$ 12,084	$ —	$ —	$ 38,744

	For the Year Ended December 31, 2023 (in thousands)									
	One-to-Four Family Residential	Home Equity	Commercial Real Estate	Multi-Family	Construction and Land Development	Commercial and Industrial	Consumer	Mortgage Warehouse	Unallocated	Total
Balance at December 31, 2022	$ 3,485	$ 258	$ 5,785	$ 753	$ 3,846	$ 8,255	$ 1,403	$ —	$ 1,243	$ 25,028
Adjustment to adoption of ASU 2016-13	266	13	822	—	(246)	932	615	—	(1,243)	1,159
Provision for (release of) credit losses	(1,537)	(154)	(909)	(375)	4,030	2,322	6,280	—	—	9,657
Charge offs	(379)	—	—	—	—	(679)	(3,487)	—	—	(4,545)
Recoveries of loans previously charged off	—	—	—	—	—	48	875	—	—	923
Balance at December 31, 2023	$ 1,835	$ 117	$ 5,698	$ 378	$ 7,630	$ 10,878	$ 5,686	$ —	$ —	$ 32,222

The following table presents the amortized cost of collateral-dependent loans as of December 31:

	2025	2024
	(in thousands)	
Real estate loans:		
One to four-family residential	$ 2,433	$ 3,112
Home equity	1,338	908
Commercial real estate	19,057	3,005
Construction and land development	10	10
Commercial and industrial loans	62,986	9,152
Total	$ 85,824	$ 16,187

The Company closely monitors the performance of borrowers experiencing financial difficulty to understand the effectiveness of its loan modification efforts.

The following tables present the period end amortized cost basis of loans modified to borrowers experiencing financial difficulty during the periods indicated, disaggregated by class of financing receivable, type of modification granted and the financial effect of the modifications.

	For the Year Ended December 31, 2025		
	Amortized Cost Basis (In thousands)	% of Total Class of Financing Receivable	Financial Effect
Interest rate reduction			
Commercial real estate	$ 36,765	1.5 %	Terminated swap, changed interest rate index, reduced spread and added rate floors
Total	$ 36,765		

	For the Year Ended December 31, 2024		
	Amortized Cost Basis (In thousands)	% of Total Class of Financing Receivable	Financial Effect
Term extension and interest rate increase			
Commercial real estate	$ 6,200	0.4 %	Resulted in a net charge off of $3.1 million
Total	$ 6,200		

Modifications to borrowers experiencing financial difficulty were performing in accordance with the modified terms, current and not in default as of December 31, 2025 and 2024. The Company did not modify any loans to borrowers experiencing financial difficulty during the year ended December 31, 2023.

ACL – Unfunded Commitments

The Company maintains an allowance for off-balance sheet credit exposures such as unfunded balances for existing lines of credit, commitments to extend future credit, as well as both standby and commercial letters of credit when there is a contractual obligation to extend credit and when this extension of credit is not unconditionally cancellable (i.e., commitment cannot be canceled at any time). The allowance for off-balance sheet credit exposures is adjusted as a provision for (release of) credit loss expense. The estimate includes consideration of the likelihood that funding will occur, which is based on a historical funding study derived from internal information, and an estimate of expected credit losses on commitments expected to be funded over its estimated life, which are the same loss rates that are used in computing the ACL on loans. The ACL for unfunded loan commitments of $3.3 million and $3.2 million as of December 31, 2025 and 2024, respectively, is classified separately on the consolidated balance sheets within accrued expenses and other liabilities.

The following table presents the balance and activity in the ACL for unfunded loan commitments for the periods stated:

	Year Ended December 31,		
	2025	2024	2023
	(in thousands)		
Beginning balance	$ 3,203	$ 6,014	$ —
Adjustment to allowance for unfunded commitments for Provident acquisition	146	—	—
Adjustment to allowance for unfunded commitments for adoption of ASC 326	—	—	1,786
Release of provision for credit losses	(24)	(2,811)	4,228
Ending balance	$ 3,325	$ 3,203	$ 6,014

Note 5 – Premises and Equipment

The following table summarizes the Company's premises and equipment as of the periods stated:

	Expected Useful Lives	December 31, 2025	December 31, 2024
Land		$ 6,475	$ 4,631
Land improvements	7-20 years	2,727	2,727
Leasehold improvements	Lease term (including all anticipated extensions)	16,333	12,926
Buildings and improvements	20-50	29,971	23,225
Furniture, fixtures, and equipment	3-10	23,057	20,492
		78,563	64,001
Less accumulated depreciation		(32,354)	(29,347)
Total		$ 46,209	$ 34,654

The Company had depreciation expense for the years ended December 31, 2025, 2024 and 2023 in the amount of $3.0 million, $2.8 million and $2.7 million, respectively.

Note 6 – Lease Commitments

The Company is the lessee under 13 building and land lease agreements for branch locations across Massachusetts and southern New Hampshire, as well as a warehouse lending office in Ponte Vedra Beach, Florida and an administrative office in Wellesley, Massachusetts. The Company's operating leases have remaining lease terms of 10 to 25 years, some of which include options to extend the leases for up to 10 years. In addition to the rental amounts, the Company is responsible for its share of utilities.

The Company acquired four building lease agreements with the Provident acquisition including branches in Amesbury, Seabrook and Portsmouth, New Hampshire and Ponte Vedra Beach, Florida. The Company acquired right-of-use assets of $5.4 million, net of a $1.7 million fair value mark and lease liabilities of $5.9 million, net of a $2.1 million fair value mark related to the assumed leases. The fair value marks were calculated using incremental borrowing rates at the date of acquisition on the right-of-use asset and lease liabilities for the remainder of the lease term, in comparison to the right-of-use and lease liabilities on Provident's consolidated balance sheet at the date of acquisition.

The Company follows ASC 842, *"Leases",* whereby all of its existing branch lease agreements have been recognized in the consolidated balance sheets in prepaid expenses and other assets as "right of use assets", with offsetting "operating lease liabilities" in accrued expenses and other liabilities.

The following is a summary of the recorded lease right-of-use assets for all of the above-mentioned lease agreements as of the dates stated:

	December 31, 2025	December 31, 2024
	(in thousands)	
Operating lease right-of-use assets	$ 19,672	$ 14,278
Acquisition of Provident leases	3,738	—
Accumulated amortization	(3,453)	(1,453)
Operating lease right-of-use assets, net	19,957	12,825
Operating lease liabilities	$ 21,737	$ 13,195
Weighted average remaining term (years)	14	17
Weighted average discount rate	4.45%	4.45%

The future minimum lease payments under the terms of the above leases at December 31, 2025, along with the recorded present value of the lease obligations, are as follows:

(in thousands)	
2026	$ 1,590
2027	1,723
2028	2,304
2029	2,332
2030	2,392
2031 and thereafter	19,657
	$ 29,998
Less unamortized discount	(8,261)
Recorded present value of lease obligations	$ 21,737

The Company has included in its recorded lease obligations and right-of-use assets any of the available lease extension options permitted under the agreements that management can be reasonably certain under lease accounting criteria that the options will be exercised.

Required payments for real estate taxes, insurance, utilities and management fees are not included in the recorded lease obligations and assets since they are variable payments that do not depend on a specified index or rate and they are recorded to expense as they are incurred. Any increases in lease payments as a result of changes in the CPI are charged to lease expense.

Common area maintenance charges under the agreements are not considered in the lease payments since they represent a service provided to the Company and, as such, they are recorded to expense as incurred. The discount rates used on the calculation of lease obligations range from 3.01% to 5.29%, which represented the Company's incremental borrowing rates for similar length terms as the applicable leases at execution.

Total lease expense for the year ended December 31, 2025, 2024 and 2023 approximated $1.5 million, $1.2 and $938,000, respectively.

Note 7 – Goodwill and Other Intangible Assets

The table below sets forth the carrying amount of goodwill and other intangible assets, net of accumulated amortization as of the dates indicated:

	December 31, 2025	December 31, 2024
	(in thousands)	
Balances not subject to amortization:		
Goodwill	$ 18,512	$ —
Balances subject to amortization:		
Core deposit intangibles	19,303	1,079
Total goodwill and other intangibles (1)	$ 37,815	$ 1,079

(1) The increase in goodwill and other intangible assets from December 31, 2024 to December 31, 2025 was due to goodwill and other intangible assets recorded during the fourth quarter of 2025 in connection with the Provident acquisition. The Company identified acquired intangible assets related to core deposits (e.g., core deposit intangible) (see Note 2).

The changes in the carrying value of goodwill for the periods indicated were as follows:

	For the Year Ended		
	December 31, 2025	December 31, 2024	December 31, 2023
	(in thousands)		
Balance at beginning of year	$ —	$ —	$ —
Goodwill recorded during the year (1)	18,512	—	—
Goodwill disposed of during the year	—	—	—
Balance at end of year	$ 18,512	$ —	$ —

(1) The goodwill recorded during the year relates to the acquisition of Provident. For additional information refer to *Note 2, Acquisition*.

The following table sets forth the carrying amount of the Company's other intangible assets, net of accumulated amortization, as of the dates indicated below:

	December 31, 2025		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in thousands)		
Core deposit intangible - Provident	$ 18,800	$ 428	$ 18,372
Core deposit intangible - Century Cannabis	1,488	557	931
Total core deposit intangibles	$ 20,288	$ 985	$ 19,303

	December 31, 2024		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in thousands)		
Core deposit intangible - Century Cannabis	1,488	409	1,079
Total core deposit intangibles	$ 1,488	$ 409	$ 1,079

The Company assesses goodwill for impairment at the reporting segment level on an annual basis, or sooner, if an event occurs or circumstances change which might indicate that the fair value of a reporting unit is below its carrying amount. The Company has one identified reporting segment and assigned goodwill to the banking business reporting segment.

In accordance with the accounting guidance codified in ASC 350-20, the Company performs a test of goodwill for impairment on at least an annual basis.

An assessment is also required to be performed to the extent relevant events and/or circumstances occur which may indicate it is more-likely-than-not that the fair value of a reporting segment is less than its carrying amount.

The Company performed its annual assessment for the banking business as of December 31, 2025. The assessment included a qualitative assessment which indicated that it was more likely than not that the fair value of the reporting unit exceeded the carrying value. Based upon the assessment, it was determined there was no impairment of the Company's goodwill as of December 31, 2025.

The amortization expense of the Company's other intangible assets was $576,000, $149,000, and $149,000 during the years ended December 31, 2025, 2024, and 2023, respectively. The increase in amortization expense for the year ended December 31, 2025 from 2024 was attributable to amortization expense recorded in the fourth quarter of 2025 related to other intangible assets acquired in connection with the Company's acquisition of Provident.

The weighted average original amortization period and weighted average remaining useful life of the Company's other intangible assets is 10.0 years and 9.6 years, respectively. Management performs an assessment of the remaining useful lives of the Company's intangible assets on a quarterly basis to determine if such lives remain appropriate.

The estimated amortization expense for the remaining useful life of the Company's other intangible assets is as follows (in thousands):

Year	
2026	$ 3,524
2027	3,183
2028	2,841
2029	2,499
2030	2,157
2031 and thereafter	5,099
	$ 19,303

Note 8 – Deposits

A comparative summary of deposits is as follows as of the dates stated:

	December 31, 2025	December 31, 2024
	(in thousands)	
Transactional accounts:		
Noninterest-bearing demand deposits	$ 824,403	$ 623,400
Savings accounts	208,672	108,685
NOW accounts	664,719	481,539
Money market accounts	1,650,849	1,000,748
Total transactional accounts	3,348,643	2,214,372
Time deposits		
Greater than $250,000	772,915	694,062
Less than or equal to $250,000	1,731,976	1,269,218
Total time deposits	2,504,891	1,963,280
Total deposits	$ 5,853,534	$ 4,177,652

Contractual maturities of time deposits are as follows:

	December 31, 2025
	(in thousands)
Within 1 year	$ 2,467,466
Over 1 year to 2 years	24,306
Over 2 years to 3 years	7,030
Over 3 years to 4 years	2,056
Over 4 years to 5 years	4,033
	$ 2,504,891

Included in time deposits less than or equal to $250,000 are brokered certificates of deposit of approximately $535.7 million and $309.8 million as of December 31, 2025 and 2024, respectively.

As of December 31, 2025 and 2024, total deposits related to the cannabis industry are $453.0 million and $395.2 million, or 7.7% and 9.5%, of total deposits, respectively.

There are no customers whose deposit balances exceed 5% of total deposits as of December 31, 2025 and 2024.

Note 9 – Borrowings

Federal Home Loan Bank – Borrowings from the FHLB are secured by a blanket lien on qualified collateral, defined principally by pledging a specified percentage of the carrying value of owner and non-owner occupied first mortgage loans secured by one-to-four-family properties and commercial real estate loans, including multifamily loans. The amount of loans pledged was $1.56 billion as of December 31, 2025. Total additional borrowing capacity with the FHLB based upon collateral pledged approximates $913.7 million at December 31, 2025. Additionally, in order to further secure these borrowings with the FHLB, the Company is also required to invest in the stock of the FHLB.

Maturities on outstanding borrowings from the FHLB are summarized as follows:

| | December 31, 2025 | | December 31, 2024 | |
| | (Dollars in thousands) | | | |
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Advances maturing within:				
Within one year	$ 168,977	3.92%	$ 100,000	4.89%
Over 1 year to 2 years	20,000	3.94%	—	0.00%
Over 2 years to 3 years	560	0.00%	20,000	3.94%
Over 3 years to 4 years	80	0.00%	560	0.00%
Over 4 years to 5 years	538	0.00%	—	0.00%
Over 5 years	6,080	1.24%	275	0.00%
	$ 196,235	3.83%	$ 120,835	4.70%

The Company also has a line of credit from the FHLB Ideal Way in the amount of $6.1 million at December 31, 2025 and 2024. The Company had no borrowings outstanding under this line of credit at December 31, 2025 or 2024. Interest expense on FHLB borrowings approximated $5.4 million, $4.4 million and $14.1 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The Federal Reserve Bank – The Company has a line of credit agreement with the FRB of Boston for usage of the discount window. The terms of the agreement call for the pledging of certain assets for any and all obligations of the Company under the agreement. At December 31, 2025 and 2024, there were no borrowings outstanding under this agreement.

During the year ended December 31, 2025, the Company pledged commercial real estate and multifamily loans to the FRB under its BIC program totaling $1.53 billion, which provides the Company with additional borrowing capacity of $939.5 million.

Note 10 – Employee Benefits

401(k) Plan – The Company has an employee tax deferred incentive plan (the "401(k) plan") under which the Company makes voluntary contributions within certain limitations. All employees who meet specified age and length of service requirements are eligible to participate in the 401(k) plan. The amount contributed by the Company is included in salaries and employee benefits expense on the consolidated statements of income. The amounts contributed by the Company to the 401(k) plan for the years ended December 31, 2025, 2024 and 2023 were $2.9 million, $2.6 million and $2.0 million, respectively.

Employee Pension Plan – The Company provided pension benefits through a defined benefit plan maintained with the Co-operative Banks Employees Retirement Association ("CBERA") (the "Plan").

The Plan was a multi-employer plan whereby the contributions by each bank are not restricted to provide benefits to the employees of the contributing bank; therefore, the Company is not required to recognize the funded status of the plan on its consolidated balance sheet and need only accrue for any quarterly contributions due and payable on demand, or any withdrawal liabilities assessed by CBERA if the Company intended to withdraw from the Plan. Future benefits under the Plan were frozen as of December 31, 2023 and the Company withdrew from the defined benefit plan maintained with CBERA during the second quarter of 2024. The Plan was terminated during the year ended December 31, 2024 and was fully liquidated during the year ended December 31, 2025.

During the year ended December 31, 2024, an expense of $390,000 was recorded to reflect an increase in the liability related to the withdrawal from the Plan. During the year ended December 31, 2025, as part of the final Plan liquidation, the Company contributed an additional $480,000 to the Plan. The expenses were primarily driven by final computations for estimated payouts to participants.

Officers' Deferred Compensation Plan – During 2014, the Company put into place an unfunded, defined contribution, Non-qualified Deferred Compensation Plan ("Officers' Deferred Comp Plan") for select employees of the Company.

The Officers' Deferred Comp Plan was provided to key management of the Company and results in 5% - 20% of the employee's then current base salary being credited to the participant's account annually, subject to increases based upon increases in annual base compensation and the possibility of additional discretionary contributions. The employees vest at varying dates in accordance with each individual's deferred compensation participation agreement; however, all key officers will be fully vested upon the attainment of age 65. The obligations under these plans are included in accrued retirement liabilities in the Company's consolidated balance sheets and approximated $2.4 and $2.6 million at December 31, 2025 and 2024, respectively. The expense under the Officers' Deferred Comp Plan (recorded in salaries and employee benefits in the consolidated statements of income) approximated $342,000, $300,000 and $349,000 for the years ended December 31, 2025, 2024 and 2023, respectively.

Deferred Compensation Plan – In January 2022, the Company put into place an unfunded Non-qualified Deferred Compensation Plan ("Deferred Comp Plan") for select employees of the Company. The Deferred Comp Plan was provided to key management of the Company and allows for the employees to defer amounts from their salary, bonus, or Long-Term Incentive Plan ("LTIP") into the Deferred Comp Plan to be paid out at a future date. Amounts deferred under the Deferred Comp Plan increase in value based upon the growth of the Bank's tangible capital, with the Compensation Committee holding discretionary authority. The obligations under the Deferred Comp Plan are included in accrued retirement liabilities on the Company's consolidated balance sheets and approximated $5.1 million and $878,000 at December 31, 2025 and 2024, respectively. The expense under this plan (recorded in salaries and employee benefits in the consolidated statements of income) was $509,000 and $6,000 for the years ended December 31, 2025 and 2023, respectively. The Company recognized income due to forfeitures under the Deferred Comp Plan (recorded in salaries and employee benefits in the consolidated statements of income) of $360,000 during the year ended December 31, 2024.

LTIP – In January 2020, the Company put into place an LTIP for certain members of its management team where benefits are awarded annually on a discretionary basis and cliff vest after three years. Under the LTIP, individuals are granted "phantom shares" and benefits are accrued based upon the projected growth of the Bank's tangible capital. The obligations under this plan are included in accrued retirement liabilities on the Company's consolidated balance sheets and approximated $7.2 million and $14.6 million as of December 31, 2025 and 2024, respectively. The expense under this plan (recorded in salaries and employee benefits in the consolidated statements of income) approximated $2.6 million, $6.1 million and $7.8 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Director Pension Plan – The Company maintains a director defined benefit pension plan which covers members of the board of directors who were in service prior to 2023, upon meeting specific qualifications.

Pension expense under this plan is charged to current operations and consists of several components of net periodic pension cost based on various actuarial assumptions regarding future experience under the plans.

The Company recognizes the over-funded or under-funded status of a defined benefit plan as an asset or liability in its consolidated balance sheet and it recognizes changes in the funded status of the plan in the year in which the changes occur. The funded status of a plan is measured as the difference between the fair value of plan assets and the "projected benefit obligation" ("PBO") at the consolidated financial statement date. The unrecognized prior service costs, net actuarial gains and accounting transition obligation are reflected as OCI. The changes in the plan's funded status are recognized as charges or credits to OCI to the extent that they are not required to be recognized as components of net periodic pension cost in net income (see Note 16). Effective December 31, 2024, the director pension plan was frozen and participants no longer accrue additional retirement benefits.

A comparison of the actuarial estimates of the benefit obligations to the recorded obligations are as follows as of the measurement date, December 31:

	2025	2024
	(in thousands)	
Projected benefit obligations	$ (6,847)	$ (5,725)
Plan assets at fair value	-	-
Funded status	$ (6,847)	$ (5,725)

Amounts recognized on the consolidated balance sheet as of December 31 are as follows:

	2025	2024
	(in thousands)	
Accrued retirement liabilities	$ (4,816)	$ (4,642)
Accumulated other comprehensive loss included in sahreholders' equity, pre-tax	(2,031)	(1,083)
Net amount recognized	$ (6,847)	$ (5,725)

Amounts included in AOCI (pre-tax) that have not yet been recognized as components of net periodic pension cost as of December 31 are as follows:

	2025	2024
	(in thousands)	
Unrecognized net actuarial losses	$ (1,054)	$ (883)
Unrecognized prior service costs	(977)	(200)
Unrecognized losses included in AOCI	$ (2,031)	$ (1,083)

The weighted average actuarial assumptions used to determine the director pension plan projected benefit obligations and net periodic pension cost are as follows as of December 31:

	2025	2024
Pre-retirement discount rate for net periodic pension cost	5.31%	4.81%
Pre-retirement discount rate for projected benefit obligation	4.70%	5.31%
Post-retirement discount rate for projected benefit obligation	4.70%	5.31%
Rate of compensation increase	0.00%	0.00%

The following schedule reflects the net periodic pension cost, contributions received, and benefits paid for the years ended December 31:

	2025	2024	2023
	(in thousands)		
Benefit obligation at beginning of the year	$ 5,725	$ 5,744	$ 4,998
Service cost	-	316	260
Interest cost	344	264	261
Plan amendments	1,025	-	430
Actuarial (gain) loss	233	(119)	244
Benefits paid	(480)	(480)	(449)
Benefit obligation at end of the year	$ 6,847	$ 5,725	$ 5,744

The components of projected net periodic pension cost for the years ended December 31 are as follows (amortization amounts will be recorded via charges or credits to OCI):

	2025	2024	2023
	(in thousands)		
Service cost	$ -	$ 316	$ 260
Interest cost	344	264	261
Amortization of prior service costs	62	86	81
Amortization of net actuarial losses	248	57	487
Net periodic pension cost	$ 654	$ 723	$ 1,089
Employer contribution	$ 480	$ 480	$ 449
Benefits paid	$ 480	$ 480	$ 449

The Company records an estimate of net periodic pension cost for the director pension plan to accrued retirement liabilities on the consolidated balance sheet on a monthly basis. Equity adjustments, to AOCI, in conjunction with the pension plan are recorded by the Company annually upon receipt of the independent actuarial report.

The following estimated pension benefit payments, which reflect expected future service as appropriate, are expected to be paid over the next ten years (in thousands):

Estimated benefit payments	
2026	$ 540
2027	528
2028	564
2029	758
2030	854
2031 and thereafter	3,390
	$ 6,634

Employee Stock Ownership Plan ("ESOP") – As part of the Initial Public Offering ("IPO") completed on December 27, 2023, the Bank established a tax-qualified ESOP to provide eligible employees the opportunity to own Company shares. The ESOP borrowed $47.2 million from the Company to purchase 3,416,458 common shares on the open market. The loan is payable in annual installments over 20 years at an interest rate of 8.50%. During the year ended December 31, 2025, the loan was refinanced into annual installments over the remaining 19 years at an interest rate of 7.50%. As the loan is repaid to the Company, shares are released and allocated proportionally to eligible participants on the basis of each participant's proportional share of compensation relative to the compensation of all participants. The unallocated ESOP shares are pledged as collateral on the loan. The Company accounts for its ESOP in accordance with *FASB ASC 718-40, Compensation – Stock Compensation*. Under this guidance, unreleased shares are deducted from shareholders' equity as unearned ESOP shares on the accompanying consolidated balance sheets.

The Company recognizes compensation expense equal to the fair value of the ESOP shares during the periods in which they are committed to be released. To the extent that the fair value of the Company's ESOP shares differs from the cost of such shares, the difference will be credited or debited to shareholders' equity.
As the loan is internally leveraged, the loan receivable from the ESOP to the Company is not reported as an asset nor is the debt of the ESOP shown as a liability on the Company's consolidated balance sheets.

Total compensation expense recognized in connection with the ESOP was $3.2 million and $2.8 million for the years ended December 31, 2025 and 2024, respectively. The Company did not recognize any compensation expense related to the ESOP for the year ended December 31, 2023.

The following table presents share information held by the ESOP:

	As of December 31,	
	2025	2024
	(Dollars in thousands)	
Allocated shares	170,823	—
Shares committed to be released	170,823	170,823
Unallocated shares	3,074,812	3,245,635
Total shares	3,416,458	3,416,458
Fair value of unallocated shares	$ 60,943	$ 58,616

Stock-Based Compensation – On April 23, 2025, the shareholders of the Company approved the NB Bancorp, Inc. 2025 Equity Incentive Plan ("2025 Plan"). The 2025 Plan provides for the issuance of up to 5,987,802 shares of common stock pursuant to grants of restricted stock awards ("RSAs"), restricted stock units ("RSUs"), non-qualified stock options and incentive stock options, any or all of which can be granted with performance-based vesting conditions. Under the 2025 Plan, 1,708,229 shares may be issued as RSAs or RSUs, including those issued as performance shares and PSUs, and 4,270,573 shares may be issued upon the exercise of stock options. These shares may be awarded from the Company's authorized but unissued shares. However, the 2025 Plan permits the grant of additional RSAs or RSUs above the aforementioned limit, provided that, for each additional share of RSA or RSU awarded in excess of such limit, the pool of shares available to be issued upon the exercise of stock options will be reduced by three shares. The restricted stock awards are measured based on grant-date fair value, which reflects the 10-day volume-weighted average price of our stock, on the date of the grant. All of the restricted stock awards which have been granted to date vest over five years in equal portions beginning on the first anniversary date of the restricted stock award.

The following table presents stock-based compensation activity for the periods indicated (dollars in thousands):

	For the Year Ended December 31, 2025		For the Year Ended December 31, 2024		For the Year Ended December 31, 2023	
	Number of Shares	Weighted-Average Grant Date Fair Value Per Share	Number of Shares	Weighted-Average Grant Date Fair Value Per Share	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Non-vested balance at beginning of period	—	$ —	—	$ —	—	$ —
Granted	1,284,525	16.41	—	—	—	—
Vested	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—
Non-vested balance at end of period	1,284,525	$ 16.41	—	$ —	—	$ —

The following table presents stock-based compensation expense for the periods indicated:

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
		(in thousands)	
Stock-based compensation expense:			
Restricted stock awards	$ 2,910	$ —	$ —
Total stock-based compensation expense	$ 2,910	$ —	$ —
Related tax benefits recognized in earnings	$ —	$ —	$ —

During the year ended December 31, 2025, the Company granted 1,284,525 shares of restricted stock with a weighted-average grant date fair value per share of $16.41 and recognized $2.9 million of stock compensation expense. The Company did not have any restricted stock activity or recognize any stock compensation expense during the years ended December 31, 2024 or 2023.

Note 11 – Income Taxes

The components of income tax expense for the years ended December 31 are as follows:

	2025	2024	2023
		(in thousands)	
Current tax expense			
Federal	$ 10,704	$ 21,694	$ 5,216
State	6,795	5,030	4,523
	17,499	26,724	9,739
Deferred tax expense (benefits)			
Federal	2,971	(9,768)	(5,704)
State	359	(487)	(2,016)
	3,330	(10,255)	(7,720)
Total income tax expense	$ 20,829	$ 16,469	$ 2,019

The Company's effective tax rate differs from that computed at the statutory federal income tax rate for the years ended December 31 as follows:

	2025		2024		2023	
	Amount	Rate	Amount	Rate	Amount	Rate
Statutory federal taxes	$ 14,938	21.0%	$ 12,310	21.0%	$ 2,487	21.0%
Increase (decrease) resulting from:						
State taxes, net of federal tax benefit	5,619	7.9%	3,634	6.2%	805	6.8%
Tax credit investments	(10,741)	(15.1)%	(17,410)	(29.7)%	(4,714)	(39.8)%
Tax exempt income	(71)	(0.1)%	(6)	0.0%	(83)	(0.7)%
Disallowed compensation under 162(m)	782	1.1%	528	0.9%	3,683	31.1%
Partnership amortization	8,322	11.7%	16,472	28.1%	—	0.0%
Income from bank-owned life insurance	(711)	(1.0)%	(469)	(0.8)%	(426)	(3.6)%
BOLI surrender tax and managed endowment contract penalty	1,992	2.8%	1,348	2.3%	—	0.0%
Other, net	699	1.0%	62	0.1%	267	2.2%
Effective taxes	$ 20,829	29.3%	$ 16,469	28.1%	$ 2,019	17.0%

The state taxes, net of federal tax benefit reconciling category in the table above primarily reflects taxes in Massachusetts, which in aggregate comprises the majority of the state and local income tax effect on the effective tax rate reconciliation.

The tax credit investments reconciling category in the table includes tax credits and the amortization of and projected tax losses from tax credit investments.

During the years ended December 31, 2025 and 2024, the Company recognized $10.8 million and $17.3 million in investment tax credits, respectively, and $9.1 million and $18.5 million in proportional amortization expense of its carrying basis in non-public investments, both of which are included in income tax expense in the consolidated statements of income. During the year ended December 31, 2023, the Company recognized $5.1 million in investment tax credits and no proportional amortization expense of its carrying basis in non-public investments.

The Company's deferred income tax assets and liabilities at December 31 consist of the following:

	2025	2024
	(in thousands)	
Deferred income tax assets:		
Allowance for credit loss on loans	$ 24,571	$ 10,891
Reserve for off balance sheet commitments	935	900
Loan impairment charges	451	464
Director retirement plans	1,354	1,305
Deferred compensation	3,408	3,204
Unrealized loss on securities available for sale	962	2,567
Unrecognized pension cost on director pension plan	569	304
Non-accrual interest on loans	545	291
Stock-based compensation	596	—
ESOP	690	356
Charitable contributions	1,871	3,797
Tax credits	8,587	8,897
Net operating loss carryover	2,498	—
Purchase accounting adjustments	9,097	—
Other	1,101	52
Gross deferred income tax assets	57,235	33,028
Deferred income tax liabilities:		
Mortgage servicing rights	(517)	(583)
Depreciation	(2,141)	(1,839)
Core deposit intangible	(5,426)	—
Unrealized gain on cash flow hedges	(320)	—
Bargain purchase gain	—	(307)
Gross deferred income tax liabilities	(8,404)	(2,729)
Net deferred income tax asset	$ 48,831	$ 30,299

Based on the Company's projected pretax earnings, management believes it is more likely than not that the Company will realize the gross deferred tax assets existing as of December 31, 2025. Therefore, no valuation allowance has been provided. The primary sources of recovery of the gross federal and state deferred tax assets is the expectation that the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income. There can be no assurance, however, that the Company will generate any earnings or any specific level of continuing earnings. It should be noted, however, that factors beyond management's control, such as the general state of the economy and real estate values, can affect future levels of taxable income, and that no assurance can be given that sufficient taxable income will be generated to fully absorb gross deductible temporary differences.

In the past, the Internal Revenue Code provisions permitted co-operative banks a special bad debt deduction, irrespective of the amounts provided for financial reporting purposes. As a result, the Company's total pre-1988 bad debt reserve for federal income tax purposes approximates $13,806,000 as of December 31, 2025, for which no deferred income tax liabilities have been recognized. Reduction of this amount for purposes other than to absorb bad debt losses would be subject to income taxes.

The Company has not identified any uncertain tax positions requiring accrual or disclosure as of December 31, 2025 and 2024. The Company's income tax returns are subject to review and examination by federal and state taxing authorities; however, there are currently no examinations for any tax periods in progress. Management of the Company believes it is no longer subject to examination for tax years prior to 2022.

Note 12 – Regulatory Capital Requirements

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements.

Under regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The Company operated under the risk-based framework for the years ended December 31, 2025 and 2024. Under this framework, quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of Total Capital, Tier 1 Capital and Common Equity Tier 1 Capital to Risk-Weighted Assets, and Tier 1 Capital to Total Average Assets (as defined in the regulations). Management believes, as of December 31, 2025 and 2024, that the Company and the Bank meet all capital adequacy requirements to which each is subject.

As of December 31, 2025 and 2024, the Company and the Bank were categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and the Bank must maintain minimum total risk-based, Tier 1 risk-based, Common Equity Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events that management believes have changed the Company's or the Bank's category.

The Bank's actual capital amounts and ratios are presented in the table as of the date indicated:

December 31, 2025	Actual Amount	Ratio	For minimum capital adequacy purposes Amount	Ratio	To be well capitalized under prompt corrective action provisions Amount	Ratio
			(Dollars in thousands)			
Total Capital (to Risk-Weighted Assets)	$ 791,298	12.4%	$ 511,589	8.0%	$ 639,486	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	742,881	11.6%	383,692	6.0%	511,589	8.0%
Common Equity Tier I Capital (to Risk-Weighted Assets)	742,881	11.6%	287,769	4.5%	415,666	6.5%
Tier 1 Capital (to Total Average Assets)	742,881	12.2%	244,395	4.0%	305,494	5.0%

December 31, 2024	Actual Amount	Ratio	For minimum capital adequacy purposes Amount	Ratio	To be well capitalized under prompt corrective action provisions Amount	Ratio
			(in thousands)			
Total Capital (to Risk-Weighted Assets)	$ 656,103	14.1%	$ 372,083	8.0%	$ 465,104	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	614,156	13.2%	279,063	6.0%	372,083	8.0%
Common Equity Tier I Capital (to Risk-Weighted Assets)	614,156	13.2%	209,297	4.5%	302,318	6.5%
Tier 1 Capital (to Total Average Assets)	614,156	12.5%	196,435	4.0%	245,544	5.0%

The Company's actual consolidated capital amounts and ratios are presented in the table as of the date indicated:

December 31, 2025	Actual		For minimum capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Total Capital (to Risk-Weighted Assets)	$ 871,043	13.6%	$ 512,904	8.0%	$ 641,130	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	822,626	12.8%	384,678	6.0%	512,904	8.0%
Common Equity Tier I Capital (to Risk-Weighted Assets)	822,626	12.8%	288,508	4.5%	416,734	6.5%
Tier 1 Capital (to Total Average Assets)	822,626	13.3%	247,709	4.0%	309,636	5.0%

December 31, 2024	Actual		For minimum capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(in thousands)			
Total Capital (to Risk-Weighted Assets)	$ 814,505	17.4%	$ 374,650	8.0%	$ 468,313	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	772,558	16.5%	280,988	6.0%	374,650	8.0%
Common Equity Tier I Capital (to Risk-Weighted Assets)	772,558	16.5%	210,741	4.5%	304,403	6.5%
Tier 1 Capital (to Total Average Assets)	772,558	15.3%	202,436	4.0%	253,045	5.0%

Note 13 – Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

Off-Balance Sheet Risk – The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, to disburse funds to borrowers on unused construction and land development loans, and to disburse funds on committed but unused lines of credit. These financial agreements involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

Commitments to originate loans and disburse additional funds to borrowers on lines of credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments, is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The commitments to originate loans and lines of credit may expire without being funded or drawn upon; therefore, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2025 and 2024, the maximum potential amount of the Company's obligation was $9.0 million and $6.0 million, respectively, for standby letters of credit.

The Company's outstanding standby letters of credit generally have a term of less than one year. If a standby letter of credit is drawn upon, the Company may seek recourse through the customer's underlying standby line of credit. If the customer's standby line of credit is also in default, the Company may take possession of the collateral, if any, securing the standby line of credit. Financial instruments whose contract amounts represent off-balance sheet credit risk and are not reflected in the Company's consolidated balance sheets consist of the following at the dates stated:

	December 31, 2025		December 31, 2024
	(in thousands)		
Commitments to originate loans	$	45,391	$	34,050
Unadvanced funds on lines of credit		742,375		495,796
Unadvanced funds on construction loans		409,180		416,450
Letters of credit		9,013		6,043
	$	1,205,959	$	952,339

Concentrations of Credit Risk – The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, AFS securities, loans receivable, BOLI, borrowings, deposits and derivative financial instruments.

Cash and Cash Equivalents – The Company's cash and due from bank accounts are maintained in high credit quality financial institutions. At times, such amounts on deposit at any one financial institution may be in excess of the FDIC insurance limits. As of December 31, 2025 and 2024, based on bank balances, the Company has deposits of $4.5 million and $1.2 million in excess of federal-insured limits, respectively.

As of December 31, 2025 and 2024, the Company has approximately $81.9 million and $152.7 million of uninsured investments in Federal Funds sold, which are obligations of the Federal Reserve, respectively.

AFS Securities – The Company's AFS securities as of December 31, 2025 and 2024 consist entirely of debt securities, primarily U.S. Treasury Securities, Corporate Bonds, Agency Mortgage-Backed Obligations, Municipal Obligations and SBA securities. A full summary of the Company's AFS securities, of approximately $269.0 million and $228.2 million as of December 31, 2025 and 2024, respectively, is presented in Note 3 to these consolidated financial statements.

Loans Receivable – The Company's most significant group of assets is its loan portfolio of $5.90 billion, which represents approximately 84.2% of total assets. The majority of the Company's loans, 69.7%, are considered commercial loans and 22.2% are considered residential real estate loans granted to customers, the majority of which are in the metro-west area of Boston. Most customers are also depositors of the Bank. Of the unused commitments to extend credit as of December 31, 2025, 34.3% is attributable to relationships with 15 borrowers. The concentrations of credit by type of loan are set forth in Note 4 to these consolidated financial statements.

BOLI – The cash surrender values of BOLI policies approximate $104.3 million and $102.8 million as of December 31, 2025 and 2024, respectively, and relates to policies maintained with eight reputable and sound life insurance companies.

Deposits – As of December 31, 2025 and 2024, total deposits related to the cannabis industry are $453.0 million and $395.2 million, or 7.7% and 9.5%, of total deposits, respectively.

Borrowings – As of December 31, 2025 and 2024, all of the Company's borrowings, approximating $196.2 million and $120.8 million, which is 3.2% and 2.8% of total liabilities, respectively, are from the FHLB.

Derivative Financial Instruments – The Company's derivative contracts, including collateral deposits, are held with several financial institution counterparties. The credit risk of the counterparties is reviewed quarterly to ensure liquidity and capital levels are appropriate to not present increased counterparty risk.

<u>**Note 14 – Fair Value Measurements**</u>

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The Company records fair value adjustments to certain assets and liabilities and determines fair value disclosures utilizing a definition of the fair value of assets and liabilities that states that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is best determined using quoted market prices, however additional considerations are involved to determine the fair value of financial assets in markets that are not active. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about pricing the asset or liability developed based on the best information available to management. *FASB ASC 820, "Fair Value Measurement and Disclosures Topic," ("ASC 820")* defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value.

U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value, and gives the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 – Observable inputs such as quoted prices in active markets.

Level 2 – Observable inputs other than Level 1 inputs such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market data and are significant to the fair value measurement of the assets or liabilities. Level 3 inputs include fair value measurements that use pricing models, discounted cash flow methodologies, or similar techniques, as well as significant management judgment or estimation.

The following describes the valuation techniques used by the Company to measure certain financial assets and liabilities recorded at fair value on a recurring basis in the financial statements.

AFS securities – Where quoted prices are available in an active market, AFS securities are classified within Level 1 of the valuation hierarchy. Level 1 AFS securities would include highly-liquid government bonds (such as US Treasuries), mortgage products and exchange traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Level 2 AFS securities would include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions, and certain corporate, asset-backed and other securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, AFS securities are classified within Level 3 of the valuation hierarchy.

Derivative arrangements – The fair values of derivative arrangements are estimated by the Company using a third-party derivative valuation expert who relies on Level 2 inputs, namely interest cash flow models to determine a fair value by calculating a settlement termination value with the counterparty.

Assets measured and reported at estimated fair value on a recurring basis are summarized below:

December 31, 2025		Level 1		Level 2		Level 3		Fair Value
Assets:				(in thousands)				
Available-for-sale securities:								
U.S. Treasury securities	$	95,783	$	—	$	—	$	95,783
U.S. Government agencies		—		9,212		—		9,212
Agency mortgage-backed securities		—		68,591		—		68,591
Agency collateralized mortgage obligations		—		12,237		—		12,237
Corporate bonds		—		55,664		14,221		69,885
Municipal obligations		—		6,524		—		6,524
SBA securities		—		6,727				6,727
Total available-for-sale securities	$	95,783	$	158,955	$	14,221	$	268,959
Derivative assets	$	—	$	23,562	$	—	$	23,562
Liabilities:								
Derivative liabilities	$	—	$	22,295	$	—	$	22,295

December 31, 2024		Level 1		Level 2		Level 3		Fair Value
Assets:				(in thousands)				
Available-for-sale securities:								
U.S. Treasury securities	$	69,084	$	—	$	—	$	69,084
U.S. Government agencies		—		9,007				9,007
Agency mortgage-backed securities		—		39,184		—		39,184
Agency collateralized mortgage obligations		—		10,833		—		10,833
Corporate bonds		—		75,147		8,898		84,045
Municipal obligations		—		9,806		—		9,806
SBA securities		—		6,246				6,246
Total available-for-sale securities	$	69,084	$	150,223	$	8,898	$	228,205
Derivative assets	$	—	$	27,174	$	—	$	27,174
Liabilities:								
Derivative liabilities	$	—	$	27,177	$	—	$	27,177

During the year ended December 31, 2025 and 2024, the Company purchased one Level 3 bank holding company subordinated debenture for $500,000 and $1.0 million, respectively. During the year ended December 31, 2024, the Company transferred one Level 3 bank holding company subordinated debenture to Level 2 approximating $2.0 million as it is valued by quoted prices in markets that are not active. There were no sales or transfers of Level 3 assets during the year ended December 31, 2025. Other than the purchases and transfer noted above, the changes in Level 3 subordinated debentures during the years ended December 31, 2025 and 2024 are attributable to total net gains (losses) included in OCI.

The Company may also be required from time to time to measure certain other assets on a non-recurring basis in accordance with U.S. GAAP. Any adjustments to fair value usually result in write-downs of individual assets.

Collateral-Dependent Loans – Collateral-dependent loans with specific reserves are carried at fair value, which equals the estimated market value of the collateral less estimated costs to sell. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. A loan may have multiple types of collateral; however, the majority of the Company's loan collateral is real estate. The value of real estate collateral is generally determined utilizing a market valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the Company using observable market data (Level 2). However, if the collateral value is significantly adjusted due to differences in the comparable properties or is discounted by the Company because of lack of marketability, then the fair value is considered Level 3. The value of business equipment is based upon an outside appraisal if deemed significant or the net book value on the applicable borrower's financial statements if not considered significant.

Likewise, values for inventory and accounts receivables collateral are based on financial statement balances or aging reports (Level 3). Fair value adjustments are recorded in the period incurred as provision for credit losses on the consolidated statements of income.

Enterprise value is defined as imputed value for the entire underlying business. To determine an appropriate range of enterprise value, management relies on a standardized set of valuation methodologies that take into account future projected cash flows, market-based multiples, as well as, asset values. Valuations involve both quantitative and qualitative considerations and professional judgments concerning differences in financial and operating characteristics in addition to other factors that may impact values over time (Level 3).

The Company had no liabilities measured at fair value on a non-recurring basis.

The following table summarizes assets measured at fair value on a non-recurring basis:

| | December 31, 2025 | | | |
| | (in thousands) | | | |
	Level 1	Level 2	Level 3	Fair Value
Collateral-dependent loans, net of reserve	$ —	$ —	$ 42,041	$ 42,041

| | December 31, 2024 | | | |
| | (in thousands) | | | |
	Level 1	Level 2	Level 3	Fair Value
Collateral-dependent loans, net of reserve	$ —	$ —	$ 10,951	$ 10,951

For Level 3 assets and liabilities measured at fair value on a nonrecurring basis as of December 31, 2025 and 2024, the significant unobservable inputs used in the fair value measurements were as follows:

	Significant Valuation Technique	Significant Observable Inputs	Unobservable Inputs
Collateral-dependent (previously known as impaired loans)	Appraisal Value / Comparison Sales / Enterprise Value	Appraisals and/or sales of comparable properties or financial statements of the business	Appraisals discounted 5 to 20% for sales commission and other holding costs; Enterprise value discounts of assets, liabilities and equity; industry EBITDA multiples

Fair Value of Financial Instruments – The following table includes the estimated fair value of the Company's financial assets and liabilities. The methodologies for estimating the fair value of financial assets and liabilities measured on a recurring and nonrecurring basis are discussed above. The methodologies for estimating the fair value for other financial assets and liabilities are discussed below. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data in order to develop the estimates of fair value. Accordingly, the estimates presented below are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation techniques may have a material effect on the estimated fair value amounts at December 31, 2025 and 2024.

The following tables present the estimated fair values, related carrying amounts, and valuation level of the financial instruments as of the dates stated:

	December 31, 2025				
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
			(In thousands)		
Financial Assets:					
Cash and cash equivalents	$ 407,596	$ 407,596	$ 407,596	$ —	$ —
Loans held for sale, at fair value	66,447	66,447	66,447	—	—
Loans receivable, net	5,898,729	5,893,652	—	—	5,893,652
Accrued interest receivable	25,390	25,390	25,390	—	—
Non-public investments	33,740	33,740	—	16,594	17,146
BOLI	104,335	104,335	—	104,335	—
Financial Liabilities:					
Deposits, other than time deposits	$ 3,348,643	$ 3,348,643	$ 3,348,643	$ —	$ —
Time deposits	2,504,891	2,506,499	—	2,506,499	—
FHLB Borrowings	196,235	191,970	—	191,970	—

	December 31, 2024				
	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
			(In thousands)		
Financial Assets:					
Cash and cash equivalents	$ 363,855	$ 363,855	$ 363,855	$ —	$ —
Loans receivable, net	4,294,185	4,196,079	—	—	4,196,079
Accrued interest receivable	19,685	19,685	19,685	—	—
Non-public investments	24,364	24,364	—	18,870	5,494
BOLI	102,785	102,785	—	102,785	—
Financial Liabilities:					
Deposits, other than time deposits	$ 2,214,372	$ 2,214,372	$ 2,214,372	$ —	$ —
Time deposits	1,963,280	1,964,801	—	1,964,801	—
FHLB Borrowings	120,835	120,778	—	120,778	—

Cash and cash equivalents – The carrying amount approximates fair value for cash and cash equivalents.

Loans receivable, net – The fair value of performing loans by loan type is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect observable market information incorporating the credit, liquidity, yield and other risks inherent in the loan. The estimate of maturity is based upon the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of the current economic and lending conditions. Fair value for significant non-performing loans is generally based upon recent external appraisals, if collateral dependent. If appraisals are not available or the non-performing loan is not collateral dependent, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows and discounted rates are judgmentally determined using available market information and specific borrower information.

Loans held for sale – The fair values of loans held for sale is the lower of cost or market, these loans were marked to fair value based on the purchase price of the underlying loans committed to be sold.

Accrued interest receivable – The carrying amount approximates fair value for accrued interest receivable.

Non-public investments – Non-public investments include FHLB stock, FRB Stock, tax credit investments and other non-public investments. FHLB and FRB stock's carrying amounts approximate fair value. All other non-public investments are carried at the original cost basis or accounted for using the equity method. This approximates fair value as there is no ready market for such investments.

BOLI – BOLI is carried at net cash surrender value of the polices which approximates fair value since that is the approximate liquidation value of these assets.

Deposits – The fair value of deposits with no stated maturity date, such as noninterest-bearing demand deposits, savings, NOW and money market accounts, approximates its carrying value. The fair value of time deposits is based upon the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for time deposits of similar remaining maturities.

FHLB borrowings – Fair value is estimated based on discounted cash flows using current market rates for borrowings with similar terms.

Note 15 – Derivatives and Hedging Activities

Risk Management Objective of Using Derivatives – The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities.

The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its assets and liabilities and the use of derivative financial instruments.

Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company's derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company's known or expected cash receipts and its known or expected cash payments principally related to the Company's assets and liabilities.

Interest Rate Positions – The Company may utilize various interest rate derivatives as hedging instruments against interest rate risk associated with the Company's borrowings and loan portfolios. An interest rate derivative is an agreement whereby one party agrees to pay a floating rate of interest on a notional principal amount in exchange for receiving a fixed rate of interest on the same notional amount, for a predetermined period of time, from a second party. The amounts relating to the notional principal amount are not actually exchanged.

The following table reflects information about the Company's derivative positions at the dates indicated below for interest rate swaps which qualify as cash flow hedges for accounting purposes, included in prepaid expenses and other assets on the consolidated balance sheet:

	December 31, 2025				
			Weighted Average Rate		
	Notional Amount (in thousands)	Weighted Average Maturity (in years)	Current Rate Paid	Current Rate Received	Fair Value (in thousands)
Interest rate swaps	$ 300,000	3.5	3.87 %	3.44 %	$ 1,284
Total	$ 300,000				$ 1,284

The Company had no derivative positions designated as hedges for accounting purposes during and as of the year ended December 31, 2024.

The maximum length of time over which the Company is currently hedging its exposure to the variability in future cash flows for forecasted transactions related to the payment of variable interest on existing financial instruments is 3 years. Included in the table above is a forward-starting interest rate swap with a notional amount of $150 million, which does not begin exchanging cash flows until the third quarter of 2026 and carries a 3-year term during the swap period.

For derivative instruments that are designated and qualify as cash flow hedging instruments, the effective portion of the gains or losses is reported as a component of OCI and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings.

The Company expects approximately $54,000 (pre-tax) to be reclassified as an increase to net interest income from OCI related to the Company's cash flow hedges in the twelve months following December 31, 2025. This reclassification is due to anticipated payments that will be made and/or received on the swaps based upon the forward curve at December 31, 2025. The Company had no hedges in place for years ended December 31, 2024 and 2023.

Non-designated Hedges – Derivatives not designated as hedges are not speculative and are used to manage the Company's exposure to interest rate movements and other identified risks but do not meet the strict hedge accounting requirements and/or the Company has not elected to apply hedge accounting. Changes in the fair value of derivatives not designated in hedging relationships, exclusive of credit valuation adjustments, are recorded directly in earnings. The Company executes interest rate swaps and cap agreements with commercial banking customers to facilitate its respective risk management strategies. Those interest rate swap and cap agreements are simultaneously hedged by offsetting interest rate swaps and caps that are executed with a third party, such that the Company minimizes its net risk exposure resulting from such transactions.

Risk Participation Agreements ("RPAs") – RPAs are guarantees issued by the Company to other parties for a fee, whereby the Company agrees to participate in the credit risk of a derivative customer of the other party. Under the terms of these agreements, the "participating bank" receives a fee from the "lead bank" in exchange for the guarantee of reimbursement if the customer defaults on an interest rate swap.

The interest rate swap is transacted such that any and all exchanges of interest payments (favorable and unfavorable) are made between the lead bank and the customer. In the event that an early termination of the swap occurs, and the customer is unable to make a required close out payment, the participating bank assumes that obligation and is required to make this payment. RPAs where the Company acts as the lead bank are referred to as "participations-out," in reference to the credit risk associated with the customer derivatives being transferred out of the Company. Participations-out generally occur concurrently with the sale of new customer derivatives. RPAs where the Company acts as the participating bank are referred to as "participations-in," in reference to the credit risk associated with the counterparty's derivatives being assumed by the Company. The Company's maximum credit exposure is based on its proportionate share of the settlement amount of the referenced interest rate swap. Settlement amounts are generally calculated based on the fair value of the swap plus outstanding accrued interest receivable from the customer.

The table below presents the number of positions and total notional amount of non-designated hedges and RPAs as of the dates stated:

December 31, 2025	Number of Positions	Total Notional
Derivatives not designated as hedging instruments:		(in thousands)
Interest rate products	75	$ 532,972
RPA credit contracts	17	44,634
Total derivatives not designated as hedging instruments		$ 577,606

December 31, 2024	Number of Positions	Total Notional
Derivatives not designated as hedging instruments:		(in thousands)
Interest rate products	67	$ 429,881
RPA credit contracts	17	44,901
Total derivatives not designated as hedging instruments		$ 474,782

Tabular Disclosure of Fair Values of Derivative Instruments on the Consolidated Balance Sheet – The table below presents the fair value of the Company's derivative financial instruments not designated as hedging instruments, as well as their classification on the consolidated balance sheets as of the dates stated:

		Asset Derivatives (1)		Liability Derivatives (2)	
December 31, 2025				(in thousands)	
Derivatives not designated as hedging instruments:					
Interest rate products		$	22,294	$	22,294
RPA credit contracts			—		1
Total derivatives not designated as hedging instruments		$	22,294	$	22,295
December 31, 2024					
Derivatives not designated as hedging instruments:					
Interest rate products		$	27,174	$	27,174
RPA credit contracts			—		3
Total derivatives not designated as hedging instruments		$	27,174	$	27,177

(1) Recorded in prepaid expenses and other assets on the consolidated balance sheets
(2) Recorded in accrued expenses and other liabilities on the consolidated balance sheets

Swap contract fees, net of brokerage costs, recognized in earnings on the above noted interest rate products and RPA contracts approximated $1.5 million, $1.6 million and $1.2 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company has agreements with each of its derivative counterparties that contain a provision where if the Company defaults (or is capable of being declared in default) on any of its indebtedness, then the Company could also be declared in default on its derivative obligations, and it could be required to terminate its derivative positions with the counterparty.

The Company also has agreements with certain of its derivative counterparties that contain a provision whereby if the counterparty fails to maintain its status as a well-capitalized institution, then the Company could be required to terminate its derivative positions with the counterparty.

In order to mitigate counterparty default risk in conjunction with these interest rate products and RPAs, the Company was required to maintain collateral deposit accounts with the counterparties to these agreements in amounts of $9.1 million at December 31, 2025 and 2024.

Note 16 – Other Comprehensive Income (Loss)

U.S. GAAP generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities are reported as a separate component of the shareholders' equity section of the consolidated balance sheets, such items, along with net income, are components of comprehensive income (loss).

The components of other comprehensive income (loss) and related tax effects are as follows for the periods indicated:

				For the Year Ended					
	December 31, 2025			December 31, 2024			December 31, 2023		
				(In thousands)					
	Pre-Tax Amount	Tax (Expense) Benefit	After-Tax Amount	Pre-Tax Amount	Tax (Expense) Benefit	After-Tax Amount	Pre-Tax Amount	Tax (Expense) Benefit	After-Tax Amount
Change in fair value of available-for-sale securities	$ 6,355 $	(1,605) $	4,750	$ 6,717 $	(1,834) $	4,883	$ 3,740 $	(929) $	2,811
Less: Reclassification adjustment for realized gains (losses) in net income	—	—	—	(1,867)	525	(1,342)	—	—	—
Net change in fair value of available-for-sale securities	6,355	(1,605)	4,750	4,850	(1,309)	3,541	3,740	(929)	2,811
Change in unrecognized pension losses from director pension plan:									
Net actuarial gains (losses) arising during the year	(233)	65	(168)	119	(33)	86	(244)	69	(175)
New prior service costs related to plan amendments	(1,025)	286	(739)	—	—	—	(430)	123	(307)
Less: Reclassification adjustments into net periodic pension cost:									
Amortization of prior service costs	248	(69)	179	57	(16)	41	487	(139)	348
Amortization of net actuarial losses	62	(17)	45	86	(24)	62	81	(23)	58
Net change in other comprehensive income for director pension plan	(948)	265	(683)	262	(73)	189	(106)	30	(76)
Change in fair value of cash flow hedge	1,284	(320)	964	—	—	—	(321)	90	(231)
Change in fair value of cash flow hedge, net of tax	1,284	(320)	964	—	—	—	(321)	90	(231)
Total other comprehensive income (loss)	$ 6,691 $	(1,660) $	5,031	$ 5,112 $	(1,382) $	3,730	$ 3,313 $	(809) $	2,504

The following table presents the components of accumulated other comprehensive loss as of the dates stated:

	As of		
	December 31, 2025	December 31, 2024	December 31, 2023
	(In thousands)		
Net unrealized holding losses on available-for-sale securities, net of tax	$ (2,637)	$ (7,387)	$ (10,928)
Net unrealized gains on cash flow hedge, net of tax	964	—	—
Unrecognized director pension plan benefits, net of tax	(1,463)	(780)	(969)
Total accumulated other comprehensive loss	$ (3,136)	$ (8,167)	$ (11,897)

Note 17 – Transactions with Officers and Directors

The Company has, and expects to have in the future, related party transactions in the ordinary course of business. The transactions include, but are not limited to, lending activities and deposit services with directors and executive officers of the Company and their affiliates. Based on the Company's assessment, such transactions are consistent with prudent banking practices and are within applicable banking regulations. During the years ended December 31, 2025 and 2024, no such transactions involved amounts in excess of 5% of the Company's total shareholders' equity.

Note 18 – Earnings Per Share ("EPS")

Basic EPS represents net income available to common shareholders divided by the weighted-average number of common shares outstanding during the year.

Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common shares (such as stock options) were exercised or converted into additional common shares that would then share in the earnings of the Company. Diluted EPS is computed by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the year, plus the effect of potential dilutive common share equivalents computed using the treasury stock method.

The Company has restricted stock awards that had a dilutive effect during the year ended December 31, 2025. There were no securities that had a dilutive effect during the years ended December 31, 2024 and 2023, and therefore the weighted-average common shares outstanding used to calculate both basic and diluted EPS are the same during the years ended December 31, 2024 and 2023. Unallocated ESOP shares are not deemed outstanding for earnings per share calculations. For the years ended December 31, 2025, 2024 and 2023, there were no anti-dilutive shares.

	For the Year Ended December 31,		
	2025	2024	2023
	(Dollars in thousands, except per share data)		
Net income applicable to common shares	$ 50,302	$ 42,149	$ 9,825
Average number of common shares outstanding	41,541,239	42,705,729	42,705,729
Less: average unvested restricted stock awards	(886,850)	—	—
Less: average unallocated ESOP shares	(3,245,170)	(3,315,900)	(687,500)
Average number of common shares outstanding used to calculate basic EPS	37,409,219	39,389,829	42,018,229
Add: dilutive non-participating unvested restricted stock awards	216,969	—	—
Average number of common shares outstanding used to calculate dilutive EPS	37,626,188	39,389,829	42,018,229
Earnings per common share:			
Basic	$ 1.34	$ 1.07	$ 0.23
Diluted	$ 1.34	$ 1.07	$ 0.23

Note 19 – Parent Company Only Financial Information

The following information presents the condensed balance sheets of NB Bancorp, Inc. as of the dates stated:

	December 31, 2025	December 31, 2024
Assets	(in thousands)	
Cash and cash equivalents	$ 79,252	$ 149,732
Investment in consolidated subsidiary	779,187	606,765
Other assets	673	8,670
Total assets	859,112	765,167
Liabilities and Shareholders' Equity		
Accrued expenses and other liabilities	180	-
Shareholders' equity	858,932	765,167
Total liabilities and shareholders' equity	$ 859,112	$ 765,167

The following information presents the statements of income of NB Bancorp, Inc. for the periods stated:

	December 31, 2025	Year ended December 31, 2024	December 31, 2023
Interest and dividend income	(in thousands)		
Interest on ESOP loan	$ 3,457	$ 3,878	$ —
Interest on cash	4,383	7,267	233
Interest on commercial loan	31	—	—
Dividend income	93,000	—	—
Total interest income	100,871	11,145	233
Noninterest expense			
Salaries and Benefits	966	—	—
Data Processing Expenses	29	—	—
Director & Professional Services	2,122	—	—
Merger and acquisition expense	3,282	—	—
Charitable contribution expense	—	—	19,082
General and administrative (income) expense	(202)	375	30
Total noninterest expense	6,197	375	19,112
Income before income taxes and equity in undistributed net income of subsidiary	94,674	10,770	(18,879)
Income taxes (benefit)	467	3,024	(5,318)
Income before equity in undistributed net income of subsidiary	94,207	7,746	(13,561)
Equity in undistributed net (loss) income of subsidiary	(43,905)	34,403	23,386
Net income	$ 50,302	$ 42,149	$ 9,825

The following information presents the statements of cash flow of NB Bancorp, Inc. for the periods stated:

	December 31, 2025		Year ended December 31, 2024		December 31, 2023	
			(in thousands)			
Cash flows from operating activities:						
Net income	$	50,302	$	42,149	$	9,825
Adjustments to reconcile net income to net cash used in operating activities:						
Changes in other assets		8,207		(8,670)		—
Changes in accrued expense and other liabilities		(860)		(26,206)		26,206
ESOP Expense		3,568		2,800		—
Stock-based compensation		2,910		—		—
Equity in undistributed net loss (income) of subsidiary		43,905		(34,403)		(23,386)
Net cash provided by (used in) operating activities		108,032		(24,330)		12,645
Cash flows from investing activities:						
ESOP share purchases		—		(33,397)		(13,774)
Investment in Needham Bank		—		—		(208,643)
Acquisition, net of cash acquired		(95,812)		—		—
Net cash used in investing activities		(95,812)		(33,397)		(222,417)
Cash flows from financing activities:						
Net proceeds (costs) from stock offering and issuance of common shares		—		(226)		417,457
Repurchase of common shares under share repurchase plans		(77,125)		—		—
Dividends paid		(5,575)		—		—
Net cash provided by (used in) financing activities:		(82,700)		(226)		417,457
Net (decrease) increase in cash and cash equivalents		(70,480)		(57,953)		207,685
Cash and cash equivalents at beginning of the period		149,732		207,685		—
Cash and cash equivalents at end of the period	$	79,252	$	149,732	$	207,685
Supplemental disclosure of non-cash transactions:						
Restricted stock awards granted	$	13	$	—	$	—
Fair value of assets acquired in Provident Acquisition, net of cash		1,402,027		—		—
Fair value of liabilities assumed in Provident Acquisition		1,190,731		—		—
Goodwill from Provident Acquisition		18,512		—		—
Common stock issued for Provident Acquisition		114,654		—		—

Note 20 – Litigation Matters

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, at December 31, 2025, will not have a material effect on the Company's consolidated financial statements.

Note 21 – Employee Retention Tax Credit Claims

The CARES Act provided for an Employee Retention Tax Credit ("ERTC"), which is a broad-based refundable payroll tax credit that incentivized businesses to retain employees on the payroll during the COVID-19 pandemic.

The ERTC is a credit against certain employment taxes of up to $5,000 per employee for eligible employers based on certain wages paid after March 12, 2020 through December 31, 2020. In 2021, the ERTC increased to up to $7,000 for each quarter, equal to 70% of qualified wages paid to employees during a quarter, capped at $10,000 of qualified wages per employee per quarter. The ERTC terminated effective September 30, 2021.

During the first quarter of 2023, the Company made a determination that it was eligible to claim Employee Retention Tax Credits ("ERTC") in the form of refunds based on the significant adverse financial impacts of the COVID-19 pandemic. As a result, during 2023 the Company filed amended employment tax returns for certain periods in 2021 to claim refunds related to the ERTC in the approximate amount of $3.5 million. Eligibility and qualification to file a claim for the ERTC is self-determined. Regardless of whether ERTC claims are pending payment by the IRS or have already been received by the taxpayer, Congress has extended the time by which the IRS could audit ERTC claims from three years to five years.

Note 22 – Variable Interest Entities ("VIE")

The Company makes equity investments in various entities that are considered VIEs, as defined by U.S. GAAP. A VIE typically does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. The Company's variable interest arises from contractual, ownership or other monetary interests in the entity, which change with fluctuations in the fair value of the entity's net assets. The Company consolidates a VIE if it is the primary beneficiary of the entity.

The Company is determined to be the primary beneficiary of a VIE if its variable interest provides it with the power to direct the activities that most significantly impact the VIE and the right to receive benefits (or the obligation to absorb losses) that could potentially be significant to the VIE. To determine whether or not a variable interest held could potentially be significant to the VIE, the Company considers both qualitative and quantitative factors regarding the nature, size and form of its involvement with the VIE. The Company assesses whether or not it is the primary beneficiary of a VIE on an ongoing basis.

Unconsolidated Variable Interest Entities

LIHTC Partnerships

Through designated wholly-owned subsidiaries, the Company makes equity investments as a limited partner in various partnerships that sponsor affordable housing projects utilizing the LIHTC. The purpose of these investments is to achieve a satisfactory return on capital and to support the Company's community reinvestment initiatives. LIHTC partnerships are managed by unrelated general partners that have the power to direct the activities which most significantly affect the performance of the partnerships. The Company is therefore not the primary beneficiary of any LIHTC partnerships. Accordingly, the Company does not consolidate these VIEs and accounts for these investments in non-public investments on the consolidated balance sheets.

Renewable Energy Tax Credit Investments

The Company invests in renewable energy tax credits, through its wholly-owned subsidiary, 1892 Investments, whereby the Company contributes capital to the energy providers as a non-managing member in return for income tax credits. The purpose of these investments is to achieve a satisfactory return on capital and to support clean-energy initiatives. These entities are considered VIEs as the Company's subsidiaries represent the holders of the equity investments at risk, but do not have the ability to direct the activities that most significantly affect the performance of the entities. Accordingly, the Company does not consolidate these VIEs and accounts for these investments in non-public investments on the consolidated balance sheets. The Company accounts for all qualifying renewable energy tax credit investments under the proportional amortization method.

Under this method, an entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance as a component of income tax expense.

Note 23 – Recently Issued Accounting Pronouncements

Relevant standards that were adopted during the year ended December 31, 2025:

In November 2025, the FASB issued ASU 2025-08, *Financial Instruments – Credit Losses (Topic 326): Purchased Loans*, which amended the presentation requirements for loans acquired in a business combination that are accounted for under the credit loss standard in ASC 326. Loans acquired in a business combination that are accounted for as PCD assets are presented on the consolidated balance sheet at their amortized cost basis gross of the related ACL. The ACL established at acquisition is presented separately as a valuation allowance. The same gross presentation model applies to certain PSL, where applicable. The amendments are intended to improve transparency and comparability in financial reporting by aligning presentation and disclosure requirements with the economics of acquired financial assets with credit deterioration.

The adoption did not change the Company's methodology for estimating the ACL under Topic 326 nor did it affect the presentation and disclosures related to acquired financial assets, as the Company had no such acquired financial assets prior to the year ended December 31, 2025. Management does not expect the ongoing application of ASU 2025-08 to have a material impact on the Company's financial condition or results of operations.

In December 2023, the FASB issued ASU 2023-09, "*Income Taxes (Topic 740): Improvements to Income Tax Disclosures*" to improve the transparency of income tax disclosures. The amendments are effective for annual periods beginning after December 15, 2024. The adoption of ASU 2023-09 did not have a material effect on the Company's consolidated financial statements.

Relevant standards that were recently issued but not yet adopted as of December 31, 2025:

In November 2024, the FASB issued ASU 2024-03, "Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Sub Topic 220-40): Disaggregation of Income Statement Expenses". ASU 2024-03 improves disclosures about a public business entity's expenses and addresses requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, SG&A, and research and development). ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The adoption of ASU 2024-03 is not expected to have a material impact on the Company's consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

ITEM 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A.   Controls and Procedures

(a)   Evaluation of Disclosure Controls and Procedures: An evaluation of the Company's disclosure controls and procedures (as defined in Section 13a-15(e) of the Securities Exchange Act of 1934 (the "Act")) was carried out as of December 31, 2025 under the supervision and with the participation of the Company's Chief Executive Officer, Chief Financial Officer and several other members of the Company's senior management as of the end of the period covered by this report. The Company's Chief Executive Officer and Chief Financial Officer concluded that based on their evaluation at December 31, 2025, the Company's disclosure controls and procedures were effective in ensuring that the information required to be disclosed by the Company in the reports it files or submits under the Act is (i) accumulated and communicated to the Company's management (including the Chief Executive Officer and Chief Financial Officer) in a timely manner to allow timely decisions regarding required disclosure, specified in the SEC's rules and forms, and (ii) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

(b)   Report of Management on Internal Control over Financial Reporting: The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.

The internal control process has been designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, utilizing the framework established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2025 is effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of assets; and provide reasonable assurances that: (1) transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States; (2) receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements are prevented or timely detected.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This Form 10-K does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting because the Company is an emerging growth company. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management's report in this Form 10-K.

(c)   <u>Changes in Internal Controls</u>: There have been no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B.   Other Information

During the quarter ended December 31, 2025, none of our directors or officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement," as that term is used in SEC regulations.

ITEM 9C.   Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not applicable.

PART III

ITEM 10.   Directors, Executive Officers and Corporate Governance

The information required herein is incorporated by reference from the Company's definitive proxy statement relating to its 2026 Annual Meeting of Stockholders (the "Proxy Statement") that will be filed with the SEC within 120 days following the fiscal year end December 31, 2025 under the captions "Corporate Governance," "Proposal 1 – Election of Directors – Executive Compensation," and "Stock Ownership."

Insider Trading Policies and Procedures

The Company has an insider trading policy governing the purchase, sale and other disposition of the NB Bancorp's securities that applies to all personnel of the Company and its subsidiaries, including directors, officers, employees and other covered persons. The Company believes that its insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, as well as applicable listing standards. A copy of the Company's insider trading policy is filed as Exhibit 19 to this Annual Report on Form 10-K.

ITEM 11.   Executive Compensation

The information called for by this item is incorporated herein by reference to the material under the captions "Proposal I – Election of Directors – Executive Compensation" in the Proxy Statement.

ITEM 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information called for by this item is incorporated herein by reference to the material under the captions "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement.

ITEM 13.   Certain Relationships and Related Transactions and Director Independence

The information called for by this item is incorporated herein by reference to the material under the captions "Proposal I – Election of Directors – Transactions with Certain Related Persons," "– Board Independence" and "– Meetings and Committees of the Board of Directors" in the Proxy Statement.

ITEM 14.   Principal Accountant Fees and Services

The information called for by this item is incorporated herein by reference to the material under the caption "Independent Registered Public Accounting Firm" in the Proxy Statement.

PART IV

ITEM 15.   Exhibits and Financial Statement Schedules

(a)(1)   Financial Statements

The following financial statements are included in Part II, Item 8 of this Form 10-K are:

(A)   Report of Independent Registered Public Accounting Firm

(B)   Consolidated Balance Sheets as of December 31, 2025 and 2024

(C)   Consolidated Statements of Income for the years ended December 31, 2025, 2024 and 2023

(D)   Consolidated Statements of Comprehensive Income for the years ended December 31, 2025, 2024 and 2023

(E)   Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2025, 2024 and 2023

(F)   Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023

(G)   Notes to Consolidated Financial Statements.

(a)(2)   Financial Statement Schedules

All financial statement schedules have been omitted as the required information is inapplicable or has been included in the Notes to Consolidated Financial Statements.

(a)(3)   Exhibits

    3.1   Articles of Incorporation of NB Bancorp, Inc. [1]

    3.2   Bylaws of NB Bancorp [1]

    4   Form of Common Stock Certificate of NB Bancorp [1]

    4.2   Description of NB Bancorp, Inc. Common Stock [4]

    10.1   Employment Agreement between Needham Bank and Joe Campanelli [1]

    10.2   Needham Bank Nonqualified Deferred Compensation Plan [1]

    10.3   Needham Bank Nonqualified Deferred Compensation Plan for Officers [1][3]

    10.4   Needham Bank Long-Term Incentive Plan [1]

    10.5   Needham Bank Amended and Restated Director Retirement Plan [1][3]

    10.6   Change in Control Agreement with JP Lapointe [2]

    10.7   Change in Control Agreement with Christine Roberts

    19   Insider Trading Policy and Procedures [4]

    21   Subsidiaries

    23.1   Consent of Elliott Davis, LLC, Independent Registered Public Accounting Firm

    31.1   Certification required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

    31.2   Certification required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

    32   Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

    97   NB Bancorp, Inc. Clawback Policy [5]

(1) Incorporated by reference to the Registration Statement on Form S-1 (file no. 333-272567), filed June 9, 2023.
(2) Incorporated by reference to the Current Report on Form 8-K filed on February 6, 2024.
(3) Amended by reference to the Current Report on Form 8-K filed on January 28, 2025
(4) Incorporated by reference to the Annual Report on Form 10-K filed on March 7, 2025.
(5) Incorporated by reference to the Annual Report on Form 10-K filed on March 28, 2024.

ITEM 16.   Form 10-K Summary

None.

Signatures

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NB BANCORP, INC.

Date: March 2, 2026   By: /s/ Joseph P. Campanelli
                                                           _____
                                                           Joseph P. Campanelli
                                                           President and Chief Executive Officer
                                                           (Duly Authorized Representative)

Pursuant to the requirements of the Securities Exchange of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Joseph P. Campanelli Joseph P. Campanelli	President and Chief Executive Officer and (Principal Executive Officer)	March 2, 2026
/s/ Jean-Pierre Lapointe Jean-Pierre Lapointe	Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 2, 2026
/s/ Paul Ayoub Paul Ayoub	Director	March 2, 2026
/s/ William Darcey William Darcey	Director	March 2, 2026
/s/ Susan Elliott Susan Elliott	Director	March 2, 2026
/s/ Angela D. Jackson Angela D. Jackson	Director	March 2, 2026
/s/ Christopher Lynch Christopher Lynch	Director	March 2, 2026
/s/ Kenneth Montgomery Kenneth Montgomery	Director	March 2, 2026
/s/ Joseph R. Nolan, Jr. Joseph R. Nolan, Jr.	Director	March 2, 2026
/s/ Francis X. Orfanello Francis X. Orfanello	Director	March 2, 2026
/s/ Hope E. Pascucci Hope E. Pascucci	Director	March 2, 2026
/s/ Muhammad Raza Muhammad Raza	Director	March 2, 2026
/s/ Joseph B. Reilly Joseph B. Reilly	Director	March 2, 2026
/s/ Mark Whalen Mark Whalen	Director	March 2, 2026



What can we help you build?


MASSACHUSETTS

Amesbury	**Amesbury**	**Ashland**	**Dedham**
1 Haverhill Rd.	5 Market St.	41 Front St.	326 Washington St.
Dover	**Medfield**	**Medford**	**Millis**
60 Centre St.	520 Main St.	270 Mystic Ave.	857 Main St.
Mission Hill	**Natick**	**Needham**	**Newburyport**
1457 Tremont St.	17 West Central St.	1063 Great Plain Ave.	66 Storey Ave.
Wellesley	**Westwood**		
458 Washington St.	341 Washington St.		


NEW HAMPSHIRE

Bedford	**Exeter**	**Portsmouth**	**Seabrook**
115 South River Rd.	95 Portsmouth Ave.	25 Maplewood Ave.	1 The Provident Way


COMING SOON

Allston, MA	**The Prudential Center Boston, MA***	**Quincy, MA***	**Tuscan Village Salem, NH***
301 Guest St.	111 Huntington Ave.	115 General McConville Way	16 Artisan Dr.





*Pending regulatory approval.